Form 10-K, Exhibit 13
period 1994-02-26
RITE AID CORP
filed 1994-05-26
CIK 84129

                                                                     RITE AID
                                                                     CORPORATION
                                                                     1994
                                                                     ANNUAL
                                                                     REPORT


                       [GRAPHICS -- SEE EDGAR APPENDIX]

                                   HIGHLIGHTS



                                                                    Years ended February 26, 1994, and February 27, 1993
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                        1994                        1993***
                                                                                  (52 WEEKS)                   (52 WEEKS)
- - ------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                     $4,058,711,000              $3,833,591,000
- - ------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                             $   26,208,000*             $  123,750,000
INCOME (LOSS) FROM DISCONTINUED OPERATIONS                                       (16,920,000)**                8,646,000
- - ------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                    $    9,288,000              $  132,396,000
- - ------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE
CONTINUING OPERATIONS                                                         $          .30              $         1.41
DISCONTINUED OPERATIONS                                                                 (.19)                        .10
- - ------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                    $          .11              $         1.51
- - ------------------------------------------------------------------------------------------------------------------------
DIVIDENDS PER COMMON SHARE                                                    $          .60              $        .5625
AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                                                         87,972,000                  87,933,000
TOTAL ASSETS                                                                  $1,989,070,000              $1,858,506,000
STOCKHOLDERS' EQUITY                                                          $  954,714,000              $1,035,643,000
CURRENT RATIO                                                                          3.1:1                       4.0:1
NUMBER OF EMPLOYEES                                                                   27,364                      27,750
- - ------------------------------------------------------------------------------------------------------------------------

     Note: The company uses the LIFO method of accounting for a significant portion of its inventories. Under the FIFO method, net income would have been higher by $6,656,000 or $.07 per share and $10,585,000 or $.12 per share for fiscal years 1994 and 1993, respectively.

  * Income from continuing operations for the 52 weeks ended February 26, 1994, includes a $149,196,000 one-time, pre-tax provision for corporate restructuring and other charges. The after-tax impact of this charge is $90,637,000 or $1.03 per share. Earnings per share for income from continuing operations excluding restructuring and other charges are $1.33 for the 52-week period (see Note 2 of Notes to Consolidated Financial Statements).

 ** Income from discontinued operations for the 52 weeks ended February 26, 1994, includes a $42,000,000 loss on disposal of discontinued operations less applicable income tax benefit of $16,380,000 (see Note 3 of Notes to Consolidated Financial Statements).

*** Restated to reflect operations discontinued in fiscal year 1994 (see Note 3 of Notes to Consolidated Financial Statements).


ABOUT THE COMPANY

Rite Aid Corporation is one of the largest U.S. drugstore chains. On February 26, 1994, it operated 2,690 drugstores in 23 eastern states and the District of Columbia. Pharmacy service forms the core of Rite Aid's business, with prescriptions accounting for 50.8% of drugstore sales this year.
     The company's bantam, 9,600-square-foot drugstores cater to convenience, offering a full selection of health and personal care products, seasonal merchandise and a large private label product line. Express mail with complementary services and one-hour photo departments have recently been added in select locations.
     The company also operates Eagle Managed Care Corporation, a wholly owned subsidiary that markets prescription plans and sells other managed health care services to large employers and government-sponsored employee benefit programs.

CONTENTS

Letter to Stockholders                                                         2
Strategies for Growth                                                          5
Management's Discussion and Analysis of Results of
Operations and Financial Condition                                            12
Management's Responsibility for Financial Statements                          15
Independent Auditors' Report                                                  15
Consolidated Balance Sheet                                                    16
Consolidated Statement of Income                                              17
Consolidated Statement of Stockholders' Equity                                18
Consolidated Statement of Cash Flows                                          19
Notes to Consolidated Financial Statements                                    20
Interim Financial Results                                                     27
Ten-Year Financial Review                                                     28
Directors and Officers                                                        30
Investment Information                                         INSIDE BACK COVER

RITE AID IS POSITIONED FOR

GROWTH IN THE YEARS AHEAD--

AS OUR COUNTRY ADJUSTS TO

CHANGES IN HEALTH CARE AND

GENERAL MARKETPLACE CONDI-

TIONS. WE HAVE REFOCUSED OUR

RESOURCES ON OUR DRUGSTORE

BUSINESS AND HAVE UNDER-

TAKEN EXTENSIVE EFFORTS TO

GENERATE RAPID GROWTH IN

PRESCRIPTION REVENUES.

                             LETTER TO STOCKHOLDERS

                         [PHOTO -- SEE EDGAR APPENDIX]

Fiscal 1994 was a year of major strategic change for Rite Aid Corporation. A decision was made in January to focus all of our resources on the enhancement of the drugstore business. Therefore, all four non-drugstore units were offered for sale. By the end of this summer, we expect to have sold ADAP auto parts stores, Encore bookstores, Concord Custom Cleaners and Sera-Tec Biologicals.
     During this past year extensive efforts were undertaken to position your company for rapid growth in prescription revenues. We created a new entity, Eagle Managed Care, which will coordinate all of our efforts in pharmacy benefit management. In addition, we completed the installation of a satellite network that now links our stores to a central computer system in our corporate data center in Shiremanstown, Pennsylvania.
     Rite Aid was and continues to be a major industry proponent of national health care, advocating legislation that includes universal prescription coverage and comparable manufacturer pricing for all purchasers of pharmaceuticals of like quantities. In addition, we strongly urged the National Association of Chain Drug Stores (NACDS) to enter the pharmacy benefit management industry on behalf of its constituents. NACDS formed a new member-owned company named Pharmacy Direct Network, an entity that will complement our own Eagle Managed Care. Lastly, Rite Aid was the lead plaintiff in a lawsuit filed in Federal District Court against seven major pharmaceutical manufacturers alleging price discrimination.
     Earnings and sales for Rite Aid now reflect the elimination of the businesses that are to be sold. Revenues in our drugstores advanced 5.9 percent to $4,058,711,000 from $3,833,591,000 last year. Earnings from continuing operations excluding restructuring and other charges were $116,845,000 or $1.33 per share compared to $123,750,000 or $1.41 per share the previous year. Lower margins from the rapidly growing third-party prescription business, coupled with expenses incurred in the implementation of new technology systems into our stores, were the major reasons for the disappointing results. Taking into account restructuring costs for store closings plus other charges and a provision for the sale of the non-drugstore divisions, net income for the year was $9,288,000 or $.11 per share.
     Concurrent with our plan to divest the non-drugstore companies, we decided to close 200 underperforming drugstores. The process has

               [DRUGSTORE SALES BAR CHART -- SEE EDGAR APPENDIX]

                               Drugstore Sales
                             Dollars in Billions
                          (Graphic material omitted)

                       Fiscal Year  1985     $ 1.297
                                    1986       1.470
                                    1987       1.651
                                    1988       2.381
                                    1989       2.729
                                    1990       3.011
                                    1991       3.260
                                    1992       3.531
                                    1993       3.834
                                    1994       4.059

                         [PHOTO -- SEE EDGAR APPENDIX]

begun and we anticipate achieving this objective by the end of this summer. We also announced a plan to repurchase up to 22,000,000 shares of Rite Aid common stock in a tender offer. Unfortunately, only 2,077,271 shares were tendered to the company at a price of $18.50 per share. Subsequent to this offer, the Board of Directors authorized an additional share repurchase program of up to 5,000,000 shares in the open market.
     Recognizing the growing significance of managed care to our pharmacy business, we have established our own pharmacy benefit management company. Eagle Managed Care was created by combining our third-party marketing group with two modest acquisitions that occurred in January 1994. We purchased Intell-Rx Incorporated, a drug utilization review company, and Pharmacy-Card, Inc. (PCI), a full-scale pharmacy benefit manager. Intell-Rx has developed proprietary computer software which it utilizes to retrospectively review the prescribing patterns of physicians. Analyzing generic usage, therapeutic equivalents, refill compliance and dosage strength, Intell-Rx works with third-party payers in an effort to help them control their prescription costs. PCI currently administers prescription coverage for over 2.5 million lives. It provides state-of-the-art claims processing and on-line adjudication to more than 26,000 drugstores across the United States. Also, PCI has a national sales force that markets prescription programs throughout the country.
     Eagle Managed Care possesses all of the capabilities of established national pharmacy benefit managers. We now have a mechanism in place to market pharmacy benefit management in areas where we have a large concentration of stores, as well as where we do not have a Rite Aid presence. We intend to focus in the near term on three principal customer groups - health maintenance organizations, regional corporations and local government employees. We will be expanding our sales force during the year to increase our marketing effort. Rite Aid expects to rapidly become an important player in this expanding business.
     Fiscal 1994 was another period of major investment in technology in our stores. Last December, we completed the installation of satellite receivers and transmitters throughout the chain. At this time, we are introducing proprietary on-line software created specifically to operate a centralized prescription system. By the end of fiscal 1995, all Rite Aid stores will be able to fill prescriptions for customers at any one of our units with the

      [INCOME FROM CONTINUING OPERATIONS BAR CHART -- SEE EDGAR APPENDIX]

                      Income from Continuing Operations
                             Dollars in Millions
                          (Graphic material omitted)

                          Fiscal Year 1985   $  60.9
                                      1986      61.7
                                      1987      69.2
                                      1988      86.1
                                      1989      87.7
                                      1990      76.9   $ 90.3 **
                                      1991     100.1
                                      1992     114.9
                                      1993     123.7
                                      1994      26.2    116.8 *

 * Income from continuing operations excluding the after-tax effect of the provision for corporate restructuring and other charges.

** Income from continuing operations excluding the after-tax effect of the provision for video cassette rental department closings.

records maintained in a central computer file. Currently, 365 stores are utilizing the system and the initial feedback from both customers and pharmacists has been excellent. We are also in the process of implementing an automatic inventory replenishment system throughout the chain. This software and hardware enable our stores to produce computer-generated orders, eliminating the need for manual order writing. We are able to maintain a better in-stock condition with less inventory, while reducing costs and enhancing sales. Installation of this system will be completed within the year.
     Our store activity last year was the most aggressive in our history. We opened 189 new stores and completely remodeled 204 units. These numbers include 78 existing profitable stores that were either relocated to larger premises or expanded in place. This year we will add approximately 100 new stores and continue to maintain a strong remodeling and replacement program. Our primary focus will be to open freestanding units. Last month we unveiled a new prototype of 9,600 square feet. This larger format will enable us to offer the customer the ultimate in convenience and merchandise selection.
     Our balance sheet continues to reflect our strong financial position. Shareholders' equity at year end was $954,714,000 after the purchase of the shares in the self-tender offer. Total assets were almost two billion dollars and total debt was $644,330,000. Dividends were paid to shareholders for the 26th consecutive year. We are hopeful that our current efforts will be reflected in an improvement in the price of the stock. The potential for profitable expansion should increase as the industry continues to consolidate in the next few years. Acquisition of smaller chains and independent drugstores will enable us to strengthen our position in existing markets.
     Our successes as a corporation reflect the hard work and dedication of the more than 27,000 associates who run the stores, operate the distribution centers and manage our activities. Their efforts have made our achievements possible over the years. We also express appreciation to our vendors and suppliers whose goods and services play a vital role in our accomplishments.



                                 /S/ ALEX GRASS
                                 --------------
                                   Alex Grass
               Chairman of the Board and Chief Executive Officer


                              /S/ MARTIN L. GRASS
                              -------------------
                                Martin L. Grass
                     President and Chief Operating Officer

                                 April 15, 1994

                             STRATEGIES FOR GROWTH


                        [GRAPHICS -- SEE EDGAR APPENDIX]
                                  MANAGED CARE
                                   ---------
                                     PAGE 6


                        [GRAPHICS -- SEE EDGAR APPENDIX]
                          CONVENIENCE & MERCHANDISING
                                   ---------
                                     PAGE 8


                        [GRAPHICS -- SEE EDGAR APPENDIX]
                                   TECHNOLOGY
                                   ---------
                                    PAGE 11

                                  MANAGED CARE


By 1995, a major portion of U.S. companies will offer their employees some type of managed health care plan. * With pharmacy as the cornerstone of its retail business, Rite Aid is uniquely positioned to participate in this changing environment. The company's 23-state network offers enhanced pharmacy service to growing numbers of prescription programs. * Soon, all Rite Aid pharmacists will be using a sophisticated computer network to access centrally stored patient records and manage drug therapies for patients and the companies who pay for their prescriptions. Pharmacists can evaluate patient drug interaction potential, make alternate, less costly prescribing recommendations to physicians, and notify customers when they need to refill a prescription. * In addition, Eagle Managed Care Corporation, a newly formed subsidiary, offers full-scale managed care administrative services. Eagle can analyze a program's current prescription costs, monitor members' drug use, identify costly prescribing habits and make changes in patient therapies. Combined, these services result in more positive medical outcomes that reduce overall health care costs.

                        [GRAPHICS -- SEE EDGAR APPENDIX]

THIS PAGE
- - ---------
CLOCKWISE FROM TOP: OF THE APPROXIMATELY 81 MILLION PRESCRIPTIONS FILLED BY RITE AID, 57.5% WERE REIMBURSED BY THIRD-PARTY PLANS.

RITE AID'S MANAGED CARE TEAM DESIGNS COST-EFFECTIVE PRESCRIPTION PROGRAMS THAT FOCUS ON IMPROVING OVERALL PATIENT HEALTH CARE.

TODAY, RITE AID IS THE ONLY DRUGSTORE CHAIN TO OFFER COMPREHENSIVE PRESCRIPTION PROGRAMS THAT LOWER PROGRAM COSTS.

OPPOSITE PAGE
- - -------------
RITE AID PHARMACISTS WORK CLOSELY WITH PHYSICIANS AND PATIENTS TO IMPROVE MEDICATION COMPLIANCE, HELPING TO LOWER HEALTH CARE EXPENSES.

                        [GRAPHICS -- SEE EDGAR APPENDIX]

                          CONVENIENCE & MERCHANDISING


Rite Aid drugstores are popular among customers for their convenient locations and broad product selection. * A new 9,600-square-foot prototype preserves Rite Aid's traditional drugstore format, and provides more room for expanding product categories and convenience services that build sales. * New stores feature a contemporary layout and full selection of health products, beauty aids, seasonal merchandise, greeting cards and snack foods. Space is devoted to discounted, national brand grocery and household items that are priced below most competition. * Product mix is constantly evaluated to keep pace with customer preferences and is adjusted from market to market. Surveys continue to show that more customers are shopping drugstores for their convenient neighborhood locations. Therefore, Rite Aid has begun to augment its core product mix with added services that take advantage of the company's key locations in 23 states. * Select stores offer expanded cosmetics departments that sell designer bath products, fragrances and cosmetics. Rite Aid also has added one-hour photo processing in many stores to build photo finishing sales. Rite Express mail, fax, photocopy, money order and packaging services are available now in select sites.

                        [GRAPHICS -- SEE EDGAR APPENDIX]

THIS PAGE
- - ---------
CLOCKWISE FROM TOP: RITE AID'S EXTENSIVE LINE OF 1,200 QUALITY PRIVATE LABEL PRODUCTS IS ONE OF THE MOST SUCCESSFUL IN THE INDUSTRY, AND OFFERS CUSTOMERS SIGNIFICANT SAVINGS.

RITE AID HAS ADDED ONE-HOUR PHOTO PROCESSING LABS IN SELECT STORES TO EXPAND REVENUES IN THIS PROFITABLE SEGMENT.

BOUTIQUE-STYLE COSMETIC DEPARTMENTS ARE A NEW FEATURE IN MANY RITE AID STORES. THEY OFFER COMPETITIVELY PRICED DESIGNER FRAGRANCES, BATH PRODUCTS AND A LARGER ASSORTMENT OF COSMETICS.

OPPOSITE PAGE
- - -------------
A WELL-ROUNDED SELECTION OF TRADITIONAL HEALTH AND BEAUTY CARE PRODUCTS ENSURES THAT CUSTOMERS CAN ALWAYS FIND THE PRODUCTS THEY NEED.

                        [GRAPHICS -- SEE EDGAR APPENDIX]

                        [GRAPHICS -- SEE EDGAR APPENDIX]

                                  TECHNOLOGY


THIS PAGE
- - ---------
CLOCKWISE FROM TOP: STORE MANAGERS USE POINT-OF-SALE ELECTRONIC DEVICES TO CALCULATE MERCHANDISE ORDERS BASED ON A STORE'S SALES HISTORY.

NEXT YEAR, RITE AID WILL REPLACE ITS MAINFRAME COMPUTER NETWORK WITH A MORE FLEXIBLE, CENTRALIZED SYSTEM TO REDUCE COMPUTING COSTS AND ALLOW FOR BUSINESS GROWTH.

EACH STORE NOW OPERATES WITH POINT-OF-SALE REGISTERS THAT RECORD SALES TRENDS AND TRACK PRODUCT MOVEMENT. THIS REDUCES INVENTORIES AND PROVIDES USEFUL MARKETING INFORMATION.

OPPOSITE PAGE
- - -------------
EACH MONTH, DIVISION MANAGERS IN 23 STATES PARTICIPATE IN INTERACTIVE VIDEOCONFERENCES WITHOUT LEAVING THEIR OFFICES. THIS CAPABILITY IS ENHANCING COMMUNICATIONS AND SAVING TRAVEL COSTS.


This year, Rite Aid finished installing satellite receivers throughout the chain. The system will significantly lower the cost of transferring information between the stores and corporate office and increase management efficiency. * The company also placed point-of-sale cash registers in nearly all locations. POS enables managers to track store performance, monitor inventories and make better purchasing decisions. In addition corporate buyers can react to sales trends with merchandising programs tailored to specific markets. * The company plans to use POS information with software that automates management tasks such as labor scheduling and cash management and improves decision making. Other areas under development are debit card authorization and in-store coupon programs. * The satellite network has other benefits as well. Rite Aid has reduced travel costs and improved field communications with a new videoconferencing capability. Instead of traveling to meetings, field managers can participate in live videoconferences broadcast each month from corporate headquarters. Live or pretaped programs communicate corporate messages to field employees faster and carry the added benefit of visual support.



                        [GRAPHICS -- SEE EDGAR APPENDIX]

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

   [PHARMACY SALES AS A PERCENTAGE OF DRUGSTORE SALES BAR CHART -- SEE EDGAR
                                   APPENDIX]

                             Pharmacy Sales as a
                        Percentage of Drugstore Sales
                          (Graphic material omitted)

                     Fiscal year  1985      Percent  33.4
                                  1986               35.6
                                  1987               37.0
                                  1988               39.3
                                  1989               41.1
                                  1990               43.0
                                  1991               45.2
                                  1992               46.4
                                  1993               48.5
                                  1994               50.8

RESTRUCTURING AND OTHER CHARGES
On January 7, 1994, the company announced a restructuring plan designed to focus corporate resources on the retail drug segment, improve performance and increase shareholder value. Details of the plan include sale of the non-drugstore businesses, stock buyback program, closure of 200 underperforming drugstores and write-off of other assets. To provide for the drugstore closings and disposition of other assets, a pre-tax charge of $149.2 million was recorded in the fourth quarter of fiscal year 1994. The after-tax effect of this charge was to reduce income from continuing operations by $90.6 million or $1.03 per share.
     The components of the restructuring charge that related to the 200 drugstore closings were as follows: lease settlement costs--$44.5 million; write-off of intangible and fixed assets--$31.0 million; inventory liquidation costs--$13.6 million; severance costs--$4.5 million; and operating losses during the closing period--$13.1 million. Of the remaining provision, $19.8 million related to impaired investments and $22.7 million was for the write-off of other assets. All of the 200 drugstores are expected to be closed by August 1994. Cash of approximately $62 million will be required for the drugstore closings to cover lease settlements, severance costs and operating losses during the closing period. Most of the cash will be paid out during fiscal year 1995 except for a few unsettled store leases. A substantial portion of the cash will be generated from liquidating the inventories of the closing stores.
     The stock buyback program is intended to enhance shareholder value. Initially, the company offered to buy back up to 22 million shares of its common stock at prices ranging from $16.00 per share to $18.50 per share. A total of 2,077,271 shares were tendered to the company during the offer period at $18.50 per share. On February 16, 1994, the Board of Directors approved a stock repurchase program to acquire up to 5 million shares of the company's common stock in the open market from time to time or in privately negotiated transactions. As of February 26, 1994, no shares had been purchased in connection with this repurchase program.

DISCONTINUED OPERATIONS
As part of the restructuring strategy, the company planned to focus its resources entirely on the drugstore segment. Consequently, the Board of Directors authorized the sale of the four non-drugstore businesses. The businesses to be sold are ADAP, an auto parts retailer with 96 stores; Encore Books, which operates 98 stores; Concord Custom Cleaners with 168 outlets; and Sera-Tec Biologicals, which consists of 33 plasma collection centers providing plasma for use in therapeutic and diagnostic products. The sales of these operations are expected to be completed by August 1994.
     An after-tax provision of $25.6 million or $.29 per share was recorded in the fourth quarter of fiscal 1994 for the loss on the disposal of these businesses. Net sales for the discontinued operations amounted to $273.1 million in fiscal 1994, $251.5 million in fiscal 1993 and $217.8 million in fiscal 1992. Net earnings were $8.7 million, $8.6 million and $9.1 million, respectively. Prior years' financial statements were restated to segregate the discontinued operations.

CONTINUING OPERATIONS

Sales
Net sales for fiscal year 1994 increased 5.9% to $4.059 billion compared to $3.834 billion for fiscal 1993 and $3.531 billion for fiscal 1992. The 1993 and 1992 revenue gains over their year-earlier periods were 8.6% and 8.3%, respectively. Although higher sales can be attributed to additional revenues generated by the drugstores added to the chain each year and same-store sales increases, the decline in sales growth for fiscal 1994 is the result of lower same-store gains. For the current year, same-store sales increased 2.8% versus 5.1% a year ago and 7.1% for fiscal 1992. The downward trend reflects a continued decrease in the inflation rate for pharmaceutical products and soft demand for non-pharmacy merchandise. Current year sales were also affected by lower retail cigarette prices resulting from large price decreases by the manufacturers. During fiscal years 1994, 1993 and 1992, the net number of drugstores added to the store base were 117, 121 and 32, respectively. At February 26, 1994, the company operated 2,690 drugstores, including the 200 stores to be closed in accordance with the restructuring plan.

 [THIRD-PARTY SALES AS A PERCENTAGE OF PHARMACY SALES BAR CHART -- SEE EDGAR
                                  APPENDIX]

                      Third-Party Sales as a Percentage
                              of Pharmacy Sales
                          (Graphic material omitted)

                     Fiscal Year  1985     Percent  33.0
                                  1986              36.0
                                  1987              39.0
                                  1988              39.8
                                  1989              41.5
                                  1990              43.6
                                  1991              46.5
                                  1992              48.0
                                  1993              51.3
                                  1994              54.1

Costs and Expenses
Cost of goods sold including occupancy costs amounted to 73.2% of sales for both fiscal years 1994 and 1993 compared to 72.6% in fiscal 1992. Despite continued pressure on gross profits from the growth of lower margin, third-party prescription reimbursements, fiscal 1994 benefited from a drop in LIFO inventory charges due to a decline in the company's internal inflation indexes. Prescription sales reimbursed by third-party payers accounted for 54.1%, 51.3% and 48.0% of total pharmacy revenues for fiscal years 1994, 1993 and 1992, respectively. Fiscal 1994 also was adversely impacted by a higher occupancy costs to sales percentage, reversing the trend of the two previous fiscal years of proportionally lower occupancy costs.
     Selling, general and administrative expenses, expressed as a percentage of net sales, were 21.3% in fiscal 1994, 20.8% in fiscal 1993 and 21.0% in fiscal 1992. Although controlling operating costs at the store level and corporate headquarters received ongoing emphasis, the current year expense ratio was higher than fiscal 1993. This was due to the reduced benefit realized from leveraging lower same-store sales increases against operating expenses. Also, there were additional costs associated with the chainwide installation of point-of-sale cash registers and satellite equipment, as well as a larger number of store openings and closings. For fiscal 1994, there were 189 drugstores opened and 72 units closed versus 165 openings and 44 closings in 1993, and 80 openings and 48 closings in 1992.
     Interest expense amounted to $28.7 million in 1994, $29.4 million in 1993 and $37.5 million in 1992. The lower interest expense reflects the decline in short-term interest rates during the three-year period. The weighted average rates on Rite Aid's commercial paper were 3.2%, 3.5% and 5.7% for fiscal years 1994, 1993 and 1992, respectively. The company had also replaced some of its higher rate long-term debt issues with lower rate commercial paper. Commercial paper borrowings were used to redeem 8 3/4% notes totaling $75 million in January 1993 and $4 million of 9 5/8% sinking fund debentures in November 1992. In October 1991, commercial paper was used to replace $60 million of 12 1/2% notes.
     A large portion of the company's outstanding short-term debt was financed on a long-term basis in August 1993 through the issuance of 20-year, 6 7/8% senior debentures having an aggregate principal value of $200 million. This has resulted in higher current interest payments but has fixed the interest cost on a long-term basis at favorable rates.
     The effective income tax rate rose to 42.6% for fiscal 1994 from 38.3% and 38.6% for the two previous years. The higher current year effective rate reflects the change in the federal corporate income tax rate from 34% to 35% legislated in August 1993 by the Omnibus Budget Reconciliation Act of 1993. In accordance with Statement of Financial Accounting Standards No. 109, deferred tax balances were also recomputed using the enacted rate, resulting in a charge to the income tax provision of $1.7 million.

Earnings
Income from continuing operations was $26.2 million, $123.8 million and $114.9 million for fiscal years 1994, 1993 and 1992, respectively. The drop in current year earnings reflects the $149.2 million pre-tax provision for restructuring and other charges. Excluding the after-tax effect of this provision, income from continuing operations for fiscal 1994 was $116.8 million. Also adversely affecting current year earnings were lower same-store sales increases, a larger operating expense ratio and a higher effective income tax rate. The increase in income for fiscal 1993 over fiscal 1992 resulted from less interest expense and proportionally lower operating costs.
     Net income, which includes the operating results from discontinued operations, was $9.3 million for fiscal 1994, down from $132.4 million in fiscal 1993 and $124.0 million in fiscal 1992. Included in the fiscal 1994 loss from discontinued operations is the $25.6 million after-tax provision for loss on disposal of the company's four non-drugstore businesses.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operating activities increased to $222.7 million in fiscal 1994 from $199.4 million in fiscal 1993 and $162.1 million in fiscal 1992. Included in these amounts are cash flows generated by operating activities of discontinued operations before income taxes of $14.4 million, $7.8 million and $14.6 million, respectively. Contributing to the higher cash amounts provided by operating activities were lower cash payments for income taxes and interest. Typically, cash provided by operations is adequate to supply working capital, provide cash for dividend payments and substantially contribute to investing activities. External sources of cash are used mainly to help finance the purchase of businesses and other large cash requirements.
     The company issues commercial paper rated A-2 by Standard & Poor's and P-2 by Moody's to supplement cash generated by operations. Unused credit commitments are maintained to support commercial paper issuances. Outstanding commercial paper of the company amounted to $186 million at February 26, 1994, $272 million at February 27, 1993, and $180 million at February 29, 1992. Commercial paper indebtedness was reduced in August 1993 through the use of net proceeds received from the 20-year, 6 7/8% senior debentures totaling $200 million. Additional commercial paper borrowings during fiscal 1994 were used to finance business acquisitions and the stock self-tender offer. The prior year increase reflects the utilization of lower rate commercial paper to retire $75 million of 8 3/4% notes and $4 million of 9 5/8% sinking fund debentures.
     The additional cash requirements needed for fiscal year 1995 related to the 200 drugstore closings and stock buyback program will be provided by the net proceeds received from liquidation of the closing stores' inventories, sale of the non-drugstore businesses and external sources. In January 1994, the company obtained $600 million in revolving credit commitments in contemplation of these and other future cash needs. The $600 million of credit commitments replaces previously held credit agreements totaling $400 million. There also remains $225 million of registered debt securities available on a Form S-3 shelf registration statement filed in July 1993.
     Net working capital was $763.2 million at February 26, 1994, $811.6 million at February 27, 1993, and $723.2 million at February 29, 1992. The ratios of current assets to current liabilities were 3.1:1, 4.0:1 and 3.5:1, respectively. The decrease in net working capital and current ratio for fiscal 1994 reflects the liabilities recorded for restructuring and other charges, and net loss on disposal of discontinued operations.
     Total debt as a percentage of capitalization (i.e., total debt and stockholders' equity) was 40.3% for fiscal year-end 1994 versus 33.4% and 34.6% for the two previous years. The current year increase resulted from higher outstanding debt of the company coupled with the decrease in stockholders' equity. At February 26, 1994, stockholders' equity amounted to $954.7 million compared to $1.036 billion at February 27, 1993, and $950.6 million at February 29, 1992.
     The company remains financially strong and the restructuring plan will allow the company to focus entirely on the retail drug business, positioning itself for future growth.

IMPACT OF INFLATION AND CHANGING PRICES
The company's internal inflation indexes declined in each of the last three fiscal years. Though not significant, inflation continues to cause increases in product, occupancy and operating costs, as well as the cost of acquiring capital assets. The effects of higher costs are minimized by achieving operating efficiencies and passing vendor price increases along to customers.
     The company uses the last-in, first-out (LIFO) method of accounting for a substantial portion of its inventories. In periods of changing prices, the LIFO method provides a proper matching of sales and cost of sales dollars of approximately the same purchasing power. The LIFO charge decreased earnings per share by $.07 in 1994, $.12 in 1993 and $.12 in 1992.

COMMON STOCK AND DIVIDENDS
Rite Aid Corporation's common stock is listed on the New York and Pacific Stock Exchanges with the stock symbol RAD. On April 25, 1994, there were approximately 9,000 shareholders. Quarterly high and low stock prices, based on New York Stock Exchange composite transactions, together with dividend information are shown below:

- - ---------------------------------------------------------------------------------
FISCAL              QUARTER          HIGH             LOW             DIVIDEND
- - ---------------------------------------------------------------------------------
1994                First            20 7/8           17 5/8          15.00 cents
                    Second           19 1/8           16 1/4          15.00 cents
                    Third            17 3/4           15 1/4          15.00 cents
                    Fourth           19 3/8           15 1/4          15.00 cents
- - ---------------------------------------------------------------------------------
1993                First            22 1/8           20              13.75 cents
                    Second           22 3/8           19 1/4          13.75 cents
                    Third            24               20 1/2          13.75 cents
                    Fourth           24 1/8           19 3/8          15.00 cents
- - ---------------------------------------------------------------------------------

                          MANAGEMENT'S RESPONSIBILITY
                            FOR FINANCIAL STATEMENTS


The management of Rite Aid Corporation is responsible for the preparation, integrity and objectivity of the consolidated financial statements contained in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and necessarily include some amounts that are based on our best estimates and judgments. The other financial information in this annual report is consistent with the financial statements.
     The company maintains an effective internal control structure designed to provide reasonable assurance at reasonable costs that assets are safeguarded from material loss, that transactions are executed in accordance with management's authorization and that financial records are reliable for use in preparing financial statements. In addition, the company maintains an internal auditing department to review the adequacy, application and compliance of internal accounting controls.
     KPMG Peat Marwick, independent Certified Public Accountants, have been engaged to audit the financial statements and to render an opinion as to their conformity with generally accepted accounting principles. Their audit is conducted in accordance with generally accepted auditing standards and includes such procedures deemed necessary to provide reasonable assurance that the financial statements are presented fairly. KPMG Peat Marwick is a member of the SEC Practice Section of the American Institute of Certified Public Accountants and has submitted a copy of their peer review results to management.
     The Board of Directors pursues its responsibility for these financial statements through its audit committee, composed of outside directors, which meets periodically with both management and the independent auditors to assure that each is carrying out its responsibilities. KPMG Peat Marwick and the internal audit department have free access to the audit committee, with and without the presence of management.



                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rite Aid Corporation
Camp Hill, Pennsylvania

We have audited the accompanying consolidated balance sheets of Rite Aid Corporation and subsidiaries as of February 26, 1994 and February 27, 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended February 26, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rite Aid Corporation and subsidiaries as of February 26, 1994 and February 27, 1993, and the results of their operations and their cash flows for each of the years in the three year period ended February 26, 1994, in conformity with generally accepted accounting principles.
     As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 in the fiscal year ended February 27, 1993.


/S/ KPMG PEAT MARWICK
- - ---------------------
KPMG Peat Marwick
Harrisburg, Pennsylvania
April 15, 1994

                           CONSOLIDATED BALANCE SHEET
                     Rite Aid Corporation and Subsidiaries


                                                                                February 26, 1994, and February 27, 1993
- - ------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                                                       1994                  1993*
- - ------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
Cash                                                                                    $   17,403            $    2,416
Trade accounts and notes receivable                                                        185,857               186,052
Inventories (Notes 1 and 6)                                                                844,074               791,654
Prepaid expenses and other current assets                                                   19,231                26,265
Net current assets of discontinued operations (Note 3)                                      58,860                73,297
- - ------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                 1,125,425             1,079,684
- - ------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost (Note 8)
Land                                                                                        57,746                41,730
Buildings                                                                                  197,381               180,051
Leasehold improvements                                                                     360,662               334,464
Equipment                                                                                  556,334               484,878
Construction in progress                                                                    25,138                13,190
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                         1,197,261             1,054,313
Accumulated depreciation and amortization                                                  558,567               502,921
- - ------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment, net                                                     638,694               551,392
- - ------------------------------------------------------------------------------------------------------------------------
Intangible assets (Note 1)
Excess of cost over underlying equity in subsidiaries (less accumulated
    amortization of $7,299 and $6,850)                                                      27,149                15,724
Lease acquisition costs (less accumulated amortization of $97,885 and $89,482)              98,893               104,954
- - ------------------------------------------------------------------------------------------------------------------------
    Total intangible assets                                                                126,042               120,678
- - ------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                21,125                35,346
- - ------------------------------------------------------------------------------------------------------------------------
Net noncurrent assets of discontinued operations (Note 3)                                   77,784                71,406
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                        $1,989,070            $1,858,506
========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt (Note 7)                       $   30,912            $   30,694
Accounts payable                                                                           173,825               168,407
Income taxes (Notes 1 and 5)                                                                 5,016                32,912
Sales and other taxes payable                                                               10,569                 9,751
Accrued salaries, wages and other current liabilities                                       40,587                26,275
Reserve for restructuring and other charges (Note 2)                                       101,300                    --
- - ------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                              362,209               268,039
Long-term debt, less current maturities (Note 7)                                           613,418               489,220
Deferred income taxes (Notes 1 and 5)                                                       58,729                65,604
- - ------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                    1,034,356               822,863
- - ------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 11 and 15)
Stockholders' equity (Notes 12, 13 and 14)
Preferred stock, par value $1 per share, series A junior participating preferred stock          --                    --
Common stock, par value $1 per share, issued 90,287,859 and 90,240,399 shares               90,288                90,240
Additional paid-in capital                                                                  59,423                58,592
Retained earnings                                                                          866,134               909,673
Cumulative translation adjustments                                                              --                  (923)
Cumulative pension liability adjustments (Note 10)                                          (1,916)               (1,153)
Treasury stock, at cost (4,277,271 and 2,200,000 shares)                                   (59,215)              (20,786)
- - ------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                             954,714             1,035,643
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                        $1,989,070            $1,858,506
========================================================================================================================

  The accompanying notes are an integral part of these financial statements. *Restated to reflect operations discontinued in fiscal year 1994 (see Note 3).

                        CONSOLIDATED STATEMENT OF INCOME
                     Rite Aid Corporation and Subsidiaries


                                                Years ended February 26, 1994, February 27, 1993, and February 29, 1992
- - -----------------------------------------------------------------------------------------------------------------------
In thousands of dollars except per share amounts                      1994                     1993*               1992*
- - -----------------------------------------------------------------------------------------------------------------------
Net sales                                                       $4,058,711               $3,833,591          $3,530,560
Costs and expenses
Cost of goods sold, including occupancy costs (Note 6)           2,970,025                2,804,787           2,564,751
Selling, general and administrative expenses                       865,137                  798,848             741,144
Interest expense                                                    28,683                   29,387              37,463
Restructuring and other charges (Note 2)                           149,196                       --                  --
- - -----------------------------------------------------------------------------------------------------------------------
                                                                 4,013,041                3,633,022           3,343,358
- - -----------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes               45,670                  200,569             187,202
Income taxes (Notes 1 and 5)                                        19,462                   76,819              72,261
- - -----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                   26,208                  123,750             114,941
- - -----------------------------------------------------------------------------------------------------------------------
Discontinued operations (Note 3)
Income from operations (less applicable income
     taxes of $5,809, $5,366 and $5,704)                             8,700                    8,646               9,075
Provision for dispositions (less applicable
     income tax benefit of $16,380)                                (25,620)                      --                  --
- - -----------------------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                         (16,920)                   8,646               9,075
- - -----------------------------------------------------------------------------------------------------------------------
Net income                                                      $    9,288               $  132,396          $  124,016
=======================================================================================================================
Earnings (loss) per share (Notes 1 and 12)
Continuing operations                                           $      .30               $     1.41          $     1.32
Discontinued operations                                               (.19)                     .10                 .11
- - -----------------------------------------------------------------------------------------------------------------------
Net income                                                      $      .11               $     1.51          $     1.43
=======================================================================================================================



   The accompanying notes are an integral part of these financial statements. *Restated to reflect operations discontinued in fiscal year 1994 (see Note 3).

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                     Rite Aid Corporation and Subsidiaries


- - ------------------------------------------------------------------------------------------------------------------------
In thousands of dollars except per share amounts   Years ended February 26,1994, February 27,1993, and February 29, 1992
- - ------------------------------------------------------------------------------------------------------------------------
                                                                                     Cumulative Adjustments
                                       Common Stock     Additional                   ----------------------
                                       ------------        Paid-in    Retained                      Pension
                                 Issued     Treasury       Capital    Earnings       Translation  Liability        Total
- - ------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 2, 1991          $42,626    $(20,786)       $ 5,421    $747,086             $  --    $  (399)  $  773,948
Public stock offering             2,310                     92,536                                                94,846
Two-for-one stock split          44,936                    (44,936)                                                   --
Stock options exercised             142                      2,237                                                 2,379
Net income                                                             124,016                                   124,016
Cash dividends paid
    ($.5125 per share)                                                 (44,383)                                  (44,383)
Minimum pension liability
    adjustments                                                                                        (231)        (231)
- - ------------------------------------------------------------------------------------------------------------------------
BALANCE, FEB. 29, 1992           90,014     (20,786)        55,258     826,719                --       (630)     950,575
Stock options exercised             226                      3,334                                                 3,560
Net income                                                             132,396                                   132,396
Cash dividends paid
    ($.5625 per share)                                                 (49,442)                                  (49,442)
Foreign currency translation
    adjustments                                                                             (923)                   (923)
Minimum pension liability
    adjustments                                                                                        (523)        (523)
- - ------------------------------------------------------------------------------------------------------------------------
BALANCE, FEB. 27, 1993           90,240     (20,786)        58,592     909,673              (923)    (1,153)   1,035,643
Stock acquired through
    self-tender offer                       (38,429)                                                             (38,429)
Stock options exercised              48                        831                                                   879
Net income                                                               9,288                                     9,288
Cash dividends paid
    ($.60 per share)                                                   (52,827)                                  (52,827)
Foreign currency translation
    adjustments                                                                              923                     923
Minimum pension liability
    adjustments                                                                                        (763)        (763)
- - ------------------------------------------------------------------------------------------------------------------------
BALANCE, FEB. 26, 1994          $90,288    $(59,215)       $59,423    $866,134             $  --    $(1,916)  $  954,714
========================================================================================================================



   The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     Rite Aid Corporation and Subsidiaries



                                                 Years ended February 26, 1994, February 27, 1993, and February 29, 1992
- - ------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                               1994                    1993*                 1992*
- - ------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations before income taxes             $ 45,670                $200,569              $187,202
Adjustments to reconcile to net cash provided
  by continuing operating activities:
  Depreciation and amortization                                     95,668                  90,266                85,604
  Accreted interest on zero coupon notes                            11,487                  10,306                 6,097
  Restructuring and other charges (Note 2)                         123,781                      --                    --
  Changes in operating assets and liabilities net of
  effects from acquisitions (Note 4)
  (Increase) decrease in accounts and notes receivable               4,120                 (10,710)                7,418
  (Increase) in inventories                                        (36,737)                (59,155)              (54,689)
  (Increase) decrease in prepaid expenses
    and other current assets                                         8,043                   1,437                (8,990)
  Increase in accounts payable                                       2,161                  22,521                 1,956
  Increase in accrued expenses and other current liabilities        14,569                   7,655                 8,575
- - ------------------------------------------------------------------------------------------------------------------------
Cash provided by continuing operations before income taxes         268,762                 262,889               233,173
Pre-tax income from discontinued operations including
  $553 loss during phaseout period                                  13,956                  14,012                14,779
Adjustments to reconcile to net cash provided by
  discontinued operating activities:
  Depreciation and amortization                                     10,150                   8,509                 7,875
  Changes in net operating assets                                   (9,668)                (14,695)               (8,085)
- - ------------------------------------------------------------------------------------------------------------------------
Cash provided by discontinued operations before income taxes        14,438                   7,826                14,569
Income taxes paid                                                  (60,541)                (71,316)              (85,646)
- - ------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                        222,659                 199,399               162,096
- - ------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for property, plant and equipment                    (169,142)               (114,795)              (80,490)
Purchase of businesses, net of cash acquired (Note 4)              (35,416)                (43,329)               (3,069)
Intangible assets acquired                                          (5,853)                 (1,063)               (2,066)
Investing activities of discontinued operations                    (17,020)                (12,968)               (7,969)
Other                                                                 (483)                 (9,696)                3,172
- - ------------------------------------------------------------------------------------------------------------------------
  Net cash (used in) investing activities                         (227,914)               (181,851)              (90,422)
- - ------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from the issuance of senior debentures (Note 7)           197,690                      --                    --
Net proceeds (payments) of commercial paper borrowings             (86,000)                 92,000              (203,000)
Proceeds from the issuance of zero coupon notes                         --                      --               144,447
Principal payments on long-term debt                                (1,071)                (86,765)              (64,952)
Cash dividends paid                                                (52,827)                (49,442)              (44,383)
Stock acquired through self-tender offer (Note 12)                 (38,429)                     --                    --
Proceeds from the sale of stock                                        879                   3,560                97,225
- - ------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities               20,242                 (40,647)              (70,663)
- - ------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                         14,987                 (23,099)                1,011
Cash at beginning of year                                            2,416                  25,515                24,504
- - ------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                               $ 17,403                $  2,416              $ 25,515
========================================================================================================================
Supplemental disclosure of cash paid for interest
  (net of amounts capitalized of $217, $445 and $721)             $ 16,231                $ 20,178              $ 30,040
========================================================================================================================


   The accompanying notes are an integral part of these financial statements. *Restated to reflect operations discontinued in fiscal year 1994 (see Note 3).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year. The company's fiscal year ends on the Saturday closest to February 29 or March 1. The fiscal years ended February 26, 1994, February 27, 1993, and February 29, 1992, contained 52 weeks.

Principles of Consolidation. The consolidated financial statements include the accounts of the company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The investments in and operating results of 50% or less owned companies are included in the statements on the basis of the equity method of accounting.

Inventories. Inventories are stated at the lower of cost or market. The company uses the last-in, first-out (LIFO) method of accounting for a substantial portion of its inventories. Other inventories are determined on a first-in, first-out (FIFO) method.

Intangible Assets. The excess of cost over underlying equity in subsidiaries (goodwill) purchased after October 31, 1970, is being amortized on a straight-line basis over 40 years. Goodwill purchased prior to November 1, 1970 ($1,834,000), is considered to have continuing value over an indefinite period and is not amortized. Lease acquisition costs incurred principally for the purchase of new and existing store locations are generally amortized over the terms of the leases on a straight-line basis.

Preopening Expenses. Expenditures of a noncapital nature incurred prior to the opening of a new store or associated with a remodeled store are charged against earnings as administrative and general expenses when incurred.

Income Taxes. In fiscal year 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Earnings per Share. Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each fiscal year (87,972,000 in 1994, 87,933,000 in 1993 and 86,917,000 in 1992).
Fully diluted earnings per share are not shown since the dilution is not material.

Employee Benefits. Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," requires postemployment benefits to be accrued if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable and the amount of the benefits can be reasonably estimated. When adopted in fiscal year 1995, the new standard will not have a material effect on the company's results of operations or financial position.

2. RESTRUCTURING AND OTHER CHARGES

In January 1994, the company announced a corporate restructuring including the sale of its four non-drugstore businesses (see Note 3), a stock buyback program (see Note 12), the closing of 200 underperforming drugstores and the disposition of other assets. Consequently, a pre-tax charge of $149,196,000 was recorded in the fourth quarter of fiscal year 1994. Of the total charge, $106,700,000 relates to lease settlements, severance costs, write-off of intangible and fixed assets, inventory liquidation costs and operating losses during the closing period of the 200 drugstores. The remaining provision is for the write-off of impaired investments and other assets.

3. DISCONTINUED OPERATIONS

As part of the corporate restructuring strategy, the company planned to concentrate its focus and resources entirely on the drugstore segment and, therefore, authorized the sale of its four non-drugstore businesses. The businesses to be sold are ADAP, an auto parts retailer with 96 stores; Encore Books, which operates 98 stores; Concord Custom Cleaners with 168 outlets; and Sera-Tec Biologicals, which consists of 33 plasma collection centers providing plasma for use in therapeutic and diagnostic products.

     A pre-tax provision of $42,000,000 for loss on disposal of these discontinued operations was recorded in the fourth quarter of fiscal 1994 and is shown on the consolidated statement of income net of a $16,380,000 income tax benefit. The provision includes after-tax income from operations during the phaseout period of $959,000.
     Net sales for the discontinued operations were $273,149,000, $251,462,000 and $217,816,000 for fiscal years 1994, 1993 and 1992, respectively. The interest expense allocation was $4,490,000 in 1994, $3,501,000 in 1993 and $3,358,000 in 1992. Assets and liabilities of the discontinued operations have been reclassified to separately identify them on the consolidated balance sheet. The net current assets of discontinued operations principally consist of inventories and for fiscal 1994 includes the $42,000,000 disposition reserve with applicable income tax benefit of $16,380,000. The net noncurrent assets of discontinued operations primarily consist of property, leasehold improvements, store fixtures and equipment. Prior years' consolidated financial statements and notes to the consolidated financial statements have been restated, except where otherwise noted, to reflect continuing operations.

4. ACQUISITIONS

In the fourth quarter of fiscal year 1994, Rite Aid Corporation purchased two companies for its managed care subsidiary. The companies are Pharmacy-Card, Inc., which offers full-service prescription drug benefit administration, and Intell-Rx Incorporated, a provider of drug utilization reviews and other drug information services. In addition, during fiscal years 1994, 1993 and 1992, Rite Aid obtained certain assets, mainly inventories, pharmacy prescription files, store fixtures and favorable lease agreements, through various drugstore acquisitions. The aggregate consideration paid totaled $35,416,000 for 1994, $43,329,000 for 1993 and $3,069,000 for 1992.
     Among the drugstore acquisitions were 35 Reliable Drugs' stores in Indiana and Kentucky acquired in fiscal 1994, and 34 Wellby Super Drug stores located throughout Maine and New Hampshire acquired in fiscal 1993.
     These acquisitions were accounted for as purchases; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at date of acquisition. Operating results of the acquired companies were included with those of Rite Aid since their respective acquisition dates. Including the results of operations of these acquisitions on a pro forma basis would not significantly change the consolidated operating results as reported.

5. INCOME TAXES

Total income tax expense for fiscal years ended February 26, 1994, February 27, 1993, and February 29, 1992, is allocated as follows:

- - -------------------------------------------------------------------------
In thousands of dollars                        1994       1993       1992
- - -------------------------------------------------------------------------
Continuing operations                       $19,462    $76,819    $72,261
Discontinued operations                     (10,571)     5,366      5,704
- - -------------------------------------------------------------------------
Total income tax expense                    $ 8,891    $82,185    $77,965
=========================================================================

The income tax expense attributable to income from continuing operations consists of the following components:

- - -------------------------------------------------------------------------
In thousands of dollars                        1994       1993       1992
- - -------------------------------------------------------------------------
Currently payable:
Federal                                     $45,119    $69,625    $71,179
State                                         3,999      6,434      6,250
- - -------------------------------------------------------------------------
                                             49,118     76,059     77,429
- - -------------------------------------------------------------------------
Deferred tax expense (benefit):
Federal                                     (27,064)       503     (6,257)
State                                        (2,592)       257      1,089
- - -------------------------------------------------------------------------
                                            (29,656)       760     (5,168)
- - -------------------------------------------------------------------------
Total income taxes                          $19,462    $76,819    $72,261
=========================================================================

The tax effects of temporary differences that give rise to the deferred tax expense (benefit) are as follows:

- - -------------------------------------------------------------------------
In thousands of dollars                        1994       1993       1992
- - -------------------------------------------------------------------------
Depreciation                               $  3,707    $(1,694)   $(2,861)

Inventory valuation                          10,150      3,821       (907)
Lease acquisition costs                      (3,100)    (1,686)    (2,193)
Prepaid expenses                              5,622         --         --
Purchased tax benefits                         (221)     3,539       (900)
Provision for restructuring
     and other charges                      (44,812)        --         --
Insurance reserve                            (1,661)    (1,768)        --
Other                                           659     (1,452)     1,693
- - -------------------------------------------------------------------------
Deferred tax expense (benefit)             $(29,656)   $   760    $(5,168)
=========================================================================

     Presented below are the deferred tax liabilities and deferred tax assets at February 26, 1994, and February 27, 1993:

- - --------------------------------------------------------------
In thousands of dollars                       1994        1993
- - --------------------------------------------------------------
Deferred tax liabilities:
Depreciation                               $ 38,021    $34,314
Inventory valuation                          37,765     27,615
Lease acquisition costs                      21,457     24,558
Purchased tax benefits                       11,896     12,117
Prepaid expenses                              5,622         --
Other                                         2,065      1,149
- - --------------------------------------------------------------
Total gross deferred tax liabilities        116,826     99,753
- - --------------------------------------------------------------
Deferred tax assets:
Provision for restructuring and
     other charges                          (44,812)        --
State net operating loss carryforwards       (7,815)    (7,566)
Insurance reserve                            (3,428)    (1,767)
Deferred compensation accrual                (2,453)    (1,781)
Other                                        (2,379)    (2,766)
- - --------------------------------------------------------------
Total gross deferred tax assets             (60,887)   (13,880)
Valuation allowance                           7,037      6,759
- - --------------------------------------------------------------
Net deferred tax assets                     (53,850)    (7,121)
- - --------------------------------------------------------------
Net deferred tax liabilities               $ 62,976    $92,632
==============================================================

     Based on the company's historical and current pre-tax earnings, management believes it is more likely than not that the company will realize the net deferred tax assets.
     The valuation allowance as of February 26, 1994, and February 27, 1993, principally results from net operating loss carryforwards for state income tax purposes. The current portions of net deferred taxes for 1994 and 1993 amounted to $4,247,000 and $27,028,000, respectively, and are included with income taxes on the balance sheet.
     State income taxes account for most of the differences between the actual provision for income taxes attributable to continuing operations and taxes computed by applying the statutory rate. Following is a reconciliation of the statutory to effective tax rate:

- - -------------------------------------------------------------------------
Percentage                                     1994       1993       1992
- - -------------------------------------------------------------------------

Federal statutory rate                         35.0       34.0       34.0
State income taxes, net of
federal tax benefit                             6.0        2.6        2.3
Effect of tax rate changes on
deferred taxes                                  3.6         --         --
Retroactive targeted jobs credit               (2.5)        --         --
Change in valuation
allowance                                        .1       (0.4)        --
Other, net                                       .4        2.1        2.3
- - -------------------------------------------------------------------------
                                               42.6       38.3       38.6
=========================================================================

6. INVENTORIES

As of February 26, 1994, and February 27, 1993, inventories in the amount of $841,428,000 and $786,886,000, respectively, were valued under the LIFO method. Under the FIFO method, these inventories would have been higher by $155,102,000 and $144,191,000, respectively.

7. INDEBTEDNESS AND CREDIT AGREEMENTS

Following is a summary of indebtedness at February 26, 1994, and February 27, 1993:

- - --------------------------------------------------------------
In thousands of dollars                        1994       1993
- - --------------------------------------------------------------
Commercial paper, 3.2% and
  3.5% weighted average rates              $186,000   $272,000
6 7/8% senior debentures due 2013           200,000         --
6 3/4% zero coupon subordinated
  convertible notes due 2006                175,662    164,175
9 5/8% sinking fund debentures,
  5% of principal amount due from
  1997 through 2016                          61,000     61,000
5 7/8% to 10.475% industrial
  development bonds due
  through 2016                               19,050     19,050
Other                                         2,618      3,689
- - --------------------------------------------------------------
                                            644,330    519,914
Short-term debt and current
  maturities of long-term debt              (30,912)   (30,694)
- - --------------------------------------------------------------
Long-term debt,
  less current maturities                  $613,418   $489,220
==============================================================

     In January 1994, the company obtained $600,000,000 in revolving credit commitments to finance its stock repurchase program (see Note 12) and for general corporate purposes. These commitments consist of a $250,000,000, 364-day facility and a $350,000,000 five-year facility that replace previous revolving credit agreements totaling $400,000,000. Borrowings under these facilities bear interest rates, at the company's option, based on the prime, federal funds, certificate of deposit or London interbank rates, as well as competitive bid. Pricing on loans and commitments will vary commensurate with credit quality. The 364-day facility has a 1/10% per annum facility fee on the entire commitment amount irrespective of usage. The five-year facility has a 1/8% per annum facility fee on the entire commitment amount and a 1/40% per annum commitment fee on the unused portion of the facility. Both credit facilities also have a 1/16% per annum utilization fee on borrowings in excess of 50% of the facilities. At February 26, 1994, and February 27, 1993, there were no amounts outstanding under these agreements.
     Rite Aid maintains, at all times, unused revolving credit agreement commitments at least equal to the principal amount of its outstanding commercial paper. Accordingly, outstanding commercial paper of $156,000,000 at February 26, 1994, and $242,000,000 at February 27, 1993, which the company intends to carry on a long-term basis, was classified as long-term debt on the consolidated balance sheet. The remaining outstanding commercial paper of $30,000,000 for both years was classified as short-term debt.
     In August 1993, Rite Aid issued 6 7/8% senior debentures having an aggregate principal amount of $200,000,000. These debentures are due August 15, 2013, and may not be redeemed prior to maturity or be entitled to any sinking fund. The net proceeds from this issuance were used for working capital and general corporate purposes, including the repayment of outstanding commercial paper of the company.
     The 6 3/4% zero coupon subordinated convertible notes due on July 24, 2006, are convertible at any time by the holder into Rite Aid common stock at a rate of 15.993 shares per note. The conversion rate will not be adjusted for accrued original issue discount. Any note will be purchased by the company, at the option of the holder, on July 24, 1996, and July 24, 2001, for a purchase price per note of $514.86 and $717.54, respectively, representing the issue price plus accrued original issue discount to each such date. The company may redeem the notes for cash at any time, in whole or in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption.
     The aggregate annual principal payments of long-term debt for the five succeeding fiscal years are as follows: 1995, $912,000; 1996, $1,002,000; 1997,
$264,000; 1998, $533,000; and 1999, $6,407,000.
     The company has complied with restrictions and limitations included in the provisions of various loan and credit agreements. At February 26, 1994, retained earnings were not restricted as to payment of dividends by these provisions.

8. PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization expenses were $76,312,000 for 1994, $71,998,000 for 1993 and $69,371,000 for 1992. Depreciation and amortization generally are computed on a straight-line basis over the following estimated lives:
Buildings, 30 to 45 years; Leasehold improvements, term of lease or useful lives of assets, whichever is shorter; and Equipment, 3 to 15 years. Accelerated methods are used for income tax purposes.
     At February 26, 1994, land, buildings and related equipment with a carrying value of $10,089,000 were pledged to secure certain long-term debt totaling $10,404,000.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of financial instruments at February 26, 1994, and February 27, 1993, are listed as follows:

- - ------------------------------------------------------------------------------------
In thousands of dollars                                   1994                  1993
- - ------------------------------------------------------------------------------------
                                          CARRYING        FAIR   CARRYING       FAIR
                                            AMOUNT       VALUE     AMOUNT      VALUE
- - ------------------------------------------------------------------------------------
Noncurrent
     marketable
     securities                           $  3,793    $ 11,390   $  5,208   $  9,883
Commercial paper
     indebtedness                          186,000     186,000    272,000    272,000
Long-term
     indebtedness                          458,330     446,943    247,914    253,249
- - ------------------------------------------------------------------------------------

     It was not practicable to estimate the fair values of non-marketable investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amount of $2,209,000 at February 26, 1994, and February 27, 1993, represents the original cost of the investments currently owned, which management believes are not impaired.
     The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Marketable securities: The fair values for marketable securities are based upon quoted market prices.

Commercial paper indebtedness: The carrying amounts for commercial paper indebtedness approximate their fair market values.

Long-term indebtedness: The fair values of long-term indebtedness are estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the company for debt of the same remaining maturities.

     In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The company will adopt the provisions of this new standard for fiscal year 1995. The effect of adoption will not be material to the company's financial condition or results of operations.

10. RETIREMENT PLANS

The company and its subsidiaries have several retirement plans covering salaried employees and certain hourly-paid employees. Amounts charged to earnings for retirement plans totaled $4,795,000 in 1994, $3,691,000 in 1993 and $3,590,000 in 1992.
     The retirement plans include a profit sharing retirement plan. Contributions are a percent of each covered employee's salary, as determined by the Board of Directors based on the company's profitability.
     There are also several defined benefit plans that call for benefits to be paid to eligible employees based upon years of service with the company or formulas applied to their compensation. The company's funding policy is to contribute the minimum required by the Employee Retirement Income Security Act of 1974.
     The table below sets forth the funded status and amounts recognized in the company's balance sheet for its defined benefit plans as of February 26, 1994, and February 27, 1993:


- - ------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                                           1994                              1993
- - ------------------------------------------------------------------------------------------------------------------------
                                                          PLAN ASSETS      ACCUMULATED      PLAN ASSETS      ACCUMULATED
                                                               EXCEED         BENEFITS           EXCEED         BENEFITS
                                                          ACCUMULATED           EXCEED      ACCUMULATED           EXCEED
                                                             BENEFITS      PLAN ASSETS         BENEFITS      PLAN ASSETS
- - ------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                            $ (8,503)        $(12,435)         $(7,783)        $(10,518)
  Nonvested benefits                                             (180)            (909)            (124)            (732)
- - ------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                               (8,683)         (13,344)          (7,907)         (11,250)
  Effect of anticipated future compensation levels
    and other events                                             (551)              --             (698)              --
- - ------------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation                                 (9,234)         (13,344)          (8,605)         (11,250)
Fair value of assets held in the plans                         11,287           11,316           10,763           10,157
- - ------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit obligation         2,053           (2,028)           2,158           (1,093)
Unrecognized net loss                                             577            2,130              419            1,282
Unrecognized prior service cost                                    10              425               11              456
Unrecognized net obligation (asset) at March 1, 1987,
  net of amortization                                          (1,118)            (177)          (1,257)            (201)
Adjustment to recognize additional minimum liability               --           (2,378)              --           (1,537)
- - ------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                               $  1,522         $ (2,028)         $ 1,331         $ (1,093)
========================================================================================================================

    The significant actuarial assumptions used were as follows:

- - -------------------------------------------------------------------------
Percentage                                     1994       1993       1992
- - -------------------------------------------------------------------------
Discount rate                                   7.0        7.5        8.0
Rate of increase in future
    compensation levels                         5.0        6.0        6.0
Expected long-term rate of
    return on plan assets                       9.0        9.0        9.0
=========================================================================

     Assets of the defined benefit plans are invested in a directed trust that invests in money market funds, common stock, corporate bonds and U.S. government obligations.
     In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," an additional minimum pension liability was recognized resulting in a direct reduction of stockholders' equity of $1,916,000 at February 26, 1994, and $1,153,000 at February 27, 1993.

     Pension expense for the defined benefit plans includes the following components:

- - -------------------------------------------------------------------------
In thousands of dollars                       1994        1993       1992
- - -------------------------------------------------------------------------
Service cost                               $ 1,417     $ 1,247    $ 1,016
Interest cost                                1,433       1,335      1,218
Actual return on plan assets                (2,374)     (1,672)    (1,432)
Net amortization and deferral                  452        (176)      (156)
- - -------------------------------------------------------------------------
Pension expense                             $  928     $   734    $   646
=========================================================================

11. LEASES

The company leases most of its retail store facilities under noncancelable operating leases, many of which expire within ten years. The approximate minimum rental commitments of $716,115,000 at February 26, 1994, are payable as follows: 1995, $116,800,000; 1996, $111,720,000; 1997, $98,428,000; 1998,
$84,632,000; 1999, $70,609,000; and $233,926,000 thereafter. These amounts are net of sublease income, which is not significant, and include the 200 drugstores to be closed as part of the restructuring plan.
     In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursements for taxes, maintenance and insurance. Most leases contain renewal options, certain of which involve rent increases.
     Total rental expense, net of sublease income, was approximately $128,692,000 in 1994, $120,401,000 in 1993 and $112,309,000 in 1992. These
amounts include contin-gent rentals of $7,411,000, $7,423,000 and $7,491,000, respectively.
     In addition, the company has agreed to lease certain store locations that presently are under construction or in the process of renovation. The terms of these leases generally will commence upon completion of the building and will extend from 5 to 15 years with options to renew for varying terms. The minimum annual rentals are not determinable at the present time and, therefore, are not included above.

12. CAPITAL STOCK

The authorized capital stock of the company consists of 120,000,000 shares of common stock and 100,000 shares of preferred stock, both having a par value of $1.00 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors. No preferred stock has been issued. However, 45,000 shares of Series A Junior Participating Preferred Stock with a $1.00 per share par value have been authorized and reserved for issuance in connection with the Stockholder Rights Plan as discussed in Note 13.
     As part of the company's restructuring, the Board of Directors authorized a "Dutch Auction" cash self-tender offer for up to 22,000,000 shares of its common stock. The tender offer commenced on January 10, 1994, and expired on February 7, 1994, at tender prices ranging from $16.00 per share to $18.50 per share. A total of 2,077,271 shares were tendered at $18.50 per share.
     On February 16, 1994, the Board of Directors approved a stock repurchase program to acquire up to 5,000,000 shares of the company's common stock in the open market from time to time or in privately negotiated transactions. As of February 26, 1994, no shares were purchased in connection with this repurchase program.

13. STOCKHOLDER RIGHTS PLAN

The company maintains a Stockholder Rights Plan designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of the company without offering fair value to all stockholders and to deter other abusive takeover tactics that are not in the best interests of stockholders.
     Under the terms of the Plan, each outstanding share of common stock is accompanied by one Right. Each Right entitles the registered holder to purchase from the company a unit consisting of one two-thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $60. The Rights trade with the company's common stock until exercisable. They become exercisable after any person or group acquires 20% or more of the company's outstanding common stock or announces an offer that would result in such person or group acquiring 20% or more of the company's common stock, or 15% of the company's common stock is acquired by an "Adverse Person," as declared by a majority of the company's independent directors. The Rights expire on April 5, 1999, and may be redeemed by the company for $.01 per Right until 10 business days after a person or group acquires 20% or more of the company's common stock. If 20% or more of the company's common stock is acquired or following such an acquisition, there is a merger or other business combination involving the company, each Right entitles its holder to buy shares of Rite Aid common stock having a market value of twice the current exercise price of each Right.

14. STOCK OPTION AND STOCK AWARD PLANS

The company reserves 3,000,000 shares of its common stock for the granting of stock options and other incentive awards to officers and key employees under the 1990 Omnibus Stock Incentive Plan. No further grants may be made under the 1979 and 1983 Employee Stock Option and Appreciation Rights Plans.
     Options may be granted, with or without stock appreciation rights (SARs), at prices that are not less than the fair market value of a share of common stock on the date of grant. Under the 1979 and 1983 Plans, options are exercisable at the cumulative rate of 25% a year after one year from the date of grant and expire five years after the date of granting. The 1990 Plan provides for the Compensation Committee to determine when and the manner in which options may be exercised; however, it may not be more than ten years from the date of grant. The exercise of either an SAR or option automatically will cancel any related option or SAR. Under the Plans, the payment for SARs will be made in shares, cash or cash and shares at the discretion of the Compensation Committee.
     Following is a summary of stock option transactions for the three fiscal years ended February 26, 1994:

- - -------------------------------------------------------------------------
Shares under option                            1994       1993       1992
- - -------------------------------------------------------------------------
Stock options:
Outstanding - beginning
    of year                               2,599,756    755,830  1,044,122
Granted                                      13,500  2,201,250      3,000
Exercised ($15.00 to
    $18.25 per share)                       (65,400)  (321,446)  (143,851)
Surrendered for
    exercised SARs                               --         --    (48,984)
Expired and canceled                       (110,250)   (35,878)   (98,457)
Outstanding - end of year
    ($15.00 to $18.50
    per share)                            2,437,606  2,599,756    755,830
Exercisable - end of year                   796,919    274,206    462,505

Stock appreciation rights:
Outstanding - beginning
    of year                                      --      3,200     83,084
Granted                                          --         --         --
Exercised                                        --         --    (48,984)
Expired and canceled                             --     (3,200)   (30,900)
Outstanding - end of year                        --         --      3,200
=========================================================================

     The 1990 Plan also permits the granting of restricted stock and stock-based awards that may require, among other things, continued employment and/or the attainment of specified performance objectives. In fiscal year 1991, 445,000 shares were granted for stock-based awards, which will be expensed over the five-year vesting period. Amounts charged to earnings for the stock-based awards were $1,409,000 in 1994, $1,652,000 in 1993 and $1,844,000 in 1992.
     As of February 26, 1994, February 27, 1993, and February 29, 1992, there were 397,750 shares, 353,750 shares and 3,569,300 shares, respectively, available for future grants under the Plans.

15. COMMITMENTS AND CONTINGENCIES

The company had standby letters of credit of $31,004,000 and $21,922,000 at February 26, 1994, and February 27, 1993, respectively.
     The company is the defendant in claims and lawsuits arising in the ordinary course of business. In the opinion of management, these matters are covered adequately by insurance, or if not so covered, are without merit or are of such nature or involve such amounts as would not have a material effect on the financial position or results of operations of the company if decided adversely.
     A significant amount of the company's prescription drug sales and related accounts receivable are due from third-party payers (e.g., insurance companies and governmental agencies). As a result, reimbursement for future third-party prescription sales may be sensitive to changes related to payment criteria established by insurance companies and legislative actions affecting governmental agencies.

                     INTERIM FINANCIAL RESULTS (UNAUDITED)
                     Rite Aid Corporation and Subsidiaries



- - --------------------------------------------------------------------------------------------------------------------------
In thousands of dollars except per share amounts                               YEAR 1994
- - --------------------------------------------------------------------------------------------------------------------------
                                                  FIRST          SECOND            THIRD           FOURTH
                                                QUARTER*        QUARTER*         QUARTER*         QUARTER             YEAR
- - --------------------------------------------------------------------------------------------------------------------------
Net sales                                     $999,540         $973,147       $1,008,586       $1,077,438       $4,058,711
Costs and expenses                             948,100          934,910          974,799        1,155,232**      4,013,041
- - --------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
     before income taxes                        51,440           38,237           33,787          (77,794)          45,670
Income taxes                                    19,804           16,660           13,120          (30,122)          19,462
- - --------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations        31,636           21,577           20,667          (47,672)          26,208
Income (loss) from discontinued operations       2,522            2,008            2,294          (23,744)***      (16,920)
- - --------------------------------------------------------------------------------------------------------------------------
Net income (loss)                             $ 34,158         $ 23,585       $   22,961       $  (71,416)      $    9,288
==========================================================================================================================
Earnings (loss) per share
     Continuing operations                    $    .36         $    .25       $      .23       $     (.54)      $      .30
     Discontinued operations                       .03              .02              .03             (.27)            (.19)
- - --------------------------------------------------------------------------------------------------------------------------
Net income (loss)                             $    .39         $    .27       $      .26       $     (.81)      $      .11
==========================================================================================================================


- - --------------------------------------------------------------------------------------------------------------------------
In thousands of dollars except per share amounts                               YEAR 1993
- - --------------------------------------------------------------------------------------------------------------------------
                                                 FIRST           SECOND            THIRD           FOURTH
                                               QUARTER*         QUARTER*         QUARTER*         QUARTER*            YEAR*
- - --------------------------------------------------------------------------------------------------------------------------
Net sales                                     $922,816         $921,598       $  946,489       $1,042,688       $3,833,591
Costs and expenses                             873,395          880,951          906,611          972,065        3,633,022
- - --------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
     before income taxes                        49,421           40,647           39,878           70,623          200,569
Income taxes                                    19,060           15,679           15,379           26,701           76,819
- - --------------------------------------------------------------------------------------------------------------------------
Income from continuing operations               30,361           24,968           24,499           43,922          123,750
Income from discontinued operations              2,652            2,252            1,879            1,863            8,646
- - --------------------------------------------------------------------------------------------------------------------------
Net income                                    $ 33,013         $ 27,220       $   26,378       $   45,785       $  132,396
==========================================================================================================================
Earnings per share
     Continuing operations                    $    .35         $    .28       $      .28       $      .50       $     1.41
     Discontinued operations                       .03              .03              .02              .02              .10
- - --------------------------------------------------------------------------------------------------------------------------
Net income                                    $    .38         $    .31       $      .30       $      .52       $     1.51
==========================================================================================================================


  * Restated to reflect operations discontinued in fiscal year 1994 (see Note 3 of Notes to Consolidated Financial Statements).
 ** Includes a one-time, pre-tax provision of $149,196,000 for corporate restructuring and other charges (see Note 2 of Notes to Consolidated Financial Statements).
*** Includes a $42,000,000 charge for loss on disposal of discontinued operations less applicable income tax benefit of $16,380,000 (see Note 3 of Notes to Consolidated Financial Statements).

                           TEN-YEAR FINANCIAL REVIEW
                     Rite Aid Corporation and Subsidiaries

- - ------------------------------------------------------------------------------------------------------------------------
                                                                       Feb. 26, 1994    Feb. 27, 1993      Feb. 29, 1992
In thousands of dollars except per share amounts                          (52 Weeks)       (52 Weeks)         (52 Weeks)
- - ------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS (1)
Net sales                                                                $ 4,058,711      $ 3,833,591        $ 3,530,560
Cost of goods sold, including occupancy costs                              2,970,025        2,804,787          2,564,751
Selling, general and administrative expenses                                 865,137          798,848            741,144
Interest expense                                                              28,683           29,387             37,463
Provision for videocassette rental department closings                            --               --                 --
Restructuring and other charges                                              149,196               --                 --
- - ------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                         45,670          200,569            187,202
Income taxes                                                                  19,462           76,819             72,261
- - ------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                             26,208          123,750            114,941
Income (loss) from discontinued operations (2)                               (16,920)           8,646              9,075
Cumulative effect of accounting change                                            --               --                 --
- - ------------------------------------------------------------------------------------------------------------------------
Net income                                                               $     9,288      $   132,396        $   124,016
========================================================================================================================
PER SHARE OF COMMON STOCK (1)
Income from continuing operations                                        $       .30      $      1.41        $      1.32
Net income                                                               $       .11      $      1.51        $      1.43
Dividends per share                                                      $       .60      $     .5625        $     .5125
Book value, based on shares outstanding at year end                      $     11.10      $     11.76        $     10.82
- - ------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION (1)
Working capital                                                          $   763,216      $   811,645        $   723,195
Current ratio                                                                 3.11:1           4.03:1             3.49:1
Property, plant and equipment (net)                                      $   638,694      $   551,392        $   502,728
Long-term debt                                                           $   613,418      $   489,220        $   427,503
Total assets                                                             $ 1,989,070      $ 1,858,506        $ 1,734,479
Stockholders' equity                                                     $   954,714      $ 1,035,643        $   950,575
- - ------------------------------------------------------------------------------------------------------------------------
OTHER DATA (1)
Weighted average shares outstanding                                       87,972,000       87,933,000         86,917,000
Number of retail drugstores                                                    2,690            2,573              2,452
Number of employees                                                           27,364           27,750             27,607
- - ------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY DATA (1)
Results prepared on a FIFO basis:
     Income from continuing operations                                   $    32,864      $   134,335        $   125,228
       Per share amount                                                  $       .37      $      1.53        $      1.44
     Net income                                                          $    15,944      $   142,981        $   134,303
       Per share amount                                                  $       .18      $      1.63        $      1.55
========================================================================================================================

(1) Restated to reflect operations discontinued in fiscal year 1994 (see Note 3 of Notes to Consolidated Financial Statements).
(2)  Net of income taxes.

                                                                    Years ended
- - ---------------------------------------------------------------------------------------------------------------------------
                                                         March 2, 1991      March 3, 1990    March 4, 1989    Feb. 27, 1988
In thousands of dollars except per share amounts            (52 Weeks)         (52 Weeks)       (53 Weeks)       (52 Weeks)
- - ---------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS (1)
Net sales                                                  $ 3,259,766        $ 3,011,250      $ 2,729,325      $ 2,381,022
Cost of goods sold, including occupancy costs                2,350,873          2,165,097        1,960,627        1,721,528
Selling, general and administrative expenses                   696,401            646,540          583,860          481,921
Interest expense                                                49,484             51,933           40,840           32,344
Provision for videocassette rental department closings              --             22,000               --               --
Restructuring and other charges                                     --                 --               --               --
- - ---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes          163,008            125,680          143,998          145,229
Income taxes                                                    62,879             48,764           56,325           59,135
- - ---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                              100,129             76,916           87,673           86,094
Income (loss) from discontinued operations (2)                   7,171             25,142            7,537           54,747
Cumulative effect of accounting change                              --                 --               --            3,712
- - ---------------------------------------------------------------------------------------------------------------------------
Net income                                                 $   107,300        $   102,058      $    95,210      $   144,553
===========================================================================================================================
PER SHARE OF COMMON STOCK (1)
Income from continuing operations                          $      1.21        $       .93      $      1.06      $      1.04
Net income                                                 $      1.29        $      1.23      $      1.15      $      1.75
Dividends per share                                        $     .4625        $       .42      $       .38      $       .34
Book value, based on shares outstanding at year end        $      9.32        $      8.49      $      7.67      $      6.90
- - ---------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION (1)
Working capital                                            $   707,451        $   633,326      $   297,334      $   309,130
Current ratio                                                   3.98:1             3.93:1           1.62:1           1.86:1
Property, plant and equipment (net)                        $   493,947        $   475,548      $   434,801      $   383,653
Long-term debt                                             $   585,434        $   542,051      $   228,260      $   227,153
Total assets                                               $ 1,666,958        $ 1,539,311      $ 1,417,520      $ 1,224,244
Stockholders' equity                                       $   773,948        $   704,413      $   636,184      $   571,014
- - ---------------------------------------------------------------------------------------------------------------------------
OTHER DATA (1)
Weighted average shares outstanding                         82,996,000         82,958,000       82,904,000       82,660,000
Number of retail drugstores                                      2,420              2,352            2,184            2,072
Number of employees                                             27,290             26,935           27,347           26,703
- - ---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY DATA (1)
Results prepared on a FIFO basis:
     Income from continuing operations                     $   111,290        $    86,504      $    95,481      $    92,041
       Per share amount                                    $      1.34        $      1.04      $      1.15      $      1.11
     Net income                                            $   118,461        $   111,646      $   103,018      $   150,500
       Per share amount                                    $      1.42        $      1.35      $      1.24      $      1.82
===========================================================================================================================

- - ------------------------------------------------------------------------------------------------------------
                                                         Feb. 28, 1987      March 1, 1986      March 2, 1985
In thousands of dollars except per share amounts            (52 Weeks)         (52 Weeks)         (52 Weeks)
- - ------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS (1)
Net sales                                                  $ 1,650,643        $ 1,469,532        $ 1,297,054
Cost of goods sold, including occupancy costs                1,181,719          1,051,627            925,633
Selling, general and administrative expenses                   323,435            280,633            240,774
Interest expense                                                19,992             17,683             11,178
Provision for videocassette rental department closings              --                 --                 --
Restructuring and other charges                                     --                 --                 --
- - ------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes          125,497            119,589            119,469
Income taxes                                                    56,329             57,870             58,536
- - ------------------------------------------------------------------------------------------------------------
Income from continuing operations                               69,168             61,719             60,933
Income (loss) from discontinued operations (2)                   8,816                828              9,003
Cumulative effect of accounting change                              --                 --                 --
- - ------------------------------------------------------------------------------------------------------------
Net income                                                 $    77,984        $    62,547        $    69,936
============================================================================================================
PER SHARE OF COMMON STOCK (1)
Income from continuing operations                          $       .84        $       .75        $       .74
Net income                                                 $       .94        $       .76        $       .85
Dividends per share                                        $       .30        $       .26        $     .2165
Book value, based on shares outstanding at year end        $      5.48        $      4.82        $      4.29
- - ------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION (1)
Working capital                                            $   234,391        $   233,652        $   165,972
Current ratio                                                   1.74:1             2.09:1             1.85:1
Property, plant and equipment (net)                        $   298,820        $   235,960        $   177,106
Long-term debt                                             $   153,399        $   146,146        $    81,451
Total assets                                               $   964,330        $   792,167        $   662,205
Stockholders' equity                                       $   452,544        $   397,993        $   353,665
- - ------------------------------------------------------------------------------------------------------------
OTHER DATA (1)
Weighted average shares outstanding                         82,562,000         82,470,000         82,558,000
Number of retail drugstores                                      1,586              1,392              1,275
Number of employees                                             19,454             16,217             15,795
- - ------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY DATA (1)
Results prepared on a FIFO basis:
     Income from continuing operations                     $    73,049        $    65,243        $    65,171
       Per share amount                                    $       .88        $       .79        $       .79
     Net income                                            $    81,865        $    66,071        $    74,174
       Per share amount                                    $       .99        $       .80        $       .90
============================================================================================================

                             DIRECTORS AND OFFICERS


DIRECTORS                        CORPORATE OFFICERS               VICE PRESIDENTS                   ASSISTANT VICE PRESIDENTS
                                 Alex Grass
Franklin C. Brown                Chairman of the Board and        Thomas R. Coogan                  I. Lawrence Gelman
Executive Vice President         Chief Executive Officer          Vice President and                Assistant Vice President and
                                                                  Treasurer                         Assistant Secretary
Alex Grass                       Martin L. Grass
Chairman of the Board and        President and                    Charles J. Slane                  Ted W. Armstrong
Chief Executive Officer          Chief Operating Officer          Associate Counsel                 Front End Personnel
                                                                  and Secretary
Martin L. Grass                  Franklin C. Brown                                                  Barry E. Criss
President and                    Executive Vice President         Gerald P. Cardinale               Store Planning
Chief Operating Officer          Chief Legal Counsel              Marketing Coordination
                                                                                                    Eric Elliott
Philip Neivert                   Timothy J. Noonan                Mark E. Fogg                      Third-Party Administration
Private Investor                 Executive Vice President         Pharmacy Services
Rochester, NY                    Drugstore Operations                                               Daniel E. Garber
                                                                  Allan Goldman                     Rack Rite Distributors
Leonard N. Stern                 Alex Schamroth                   Merchandising
Chairman of the Board and        Executive Vice President                                           Vernon G. Meadows
Chief Executive Officer          Pharmacy Operations              Charles R. Kibler                 Real Estate
The Hartz Group, Inc.                                             Drugstore Operations
New York, NY                     SENIOR VICE PRESIDENTS                                             John R. Mullen
                                                                  W. Michael Knievel                Drugstore Operations
Henry Taub                       Frank M. Bergonzi                Corporate Security
Honorary Chairman                Finance                                                            Thomas J. Slovenkay
of the Board                                                      James E. Krahulec                 Purchasing
Automatic Data                   Dennis J. Bowman                 Government and Trade Relations
Processing, Inc.                 Information Systems                                                Richard J. Varmecky
Roseland, NJ                                                      James O. Lott                     Corporate Controller
                                 Joel F. Feldman                  Risk Management
Preston Robert Tisch             Managed Care Services                                              Frederick H. Wendte
President and                                                     Raymond B. McKeeby                Pharmacy Operations
Co-chief Executive Officer       Kevin J. Mann                    Marketing Research
Loews Corporation                Purchasing                                                         Kent L. Whiting
New York, NY                                                      Suzanne Mead                      Strategic Business Solutions
                                 Philip D. Markovitz              Advertising and
Gerald Tsai, Jr.                 Corporate Real Estate            Corporate Communications          ASSISTANT TREASURER
Chairman, President and                                                                             Glenn Gershenson
Chief Executive Officer          Ronald A. Miller                 Gregg W. Montgomery
Delta Life Corporation           Distribution                     Pharmacy Operations
Memphis, TN
                                 Robert R. Souder                 Michael F. Morris
                                 Personnel                        Store Planning

                                                                  Joseph S. Speaker
                                                                  Retail Controller

         RITE AID DRUGSTORES                   INVESTMENT INFORMATION

ANNUAL MEETING
The annual meeting will be held on July 7, 1994, at 11:00 a.m. at the Harrisburg Hilton and Towers
One North Second Street
Harrisburg, PA 17101
(717) 233-6000

FORM 10-K
The annual report to the Securities and Exchange Commission on Form 10-K is available upon written request to the secretary of the company.

DIVIDEND REINVESTMENT
The company offers an automatic dividend reinvestment plan for the convenience of stockholders and employees. For further information, contact:

Harris Trust Company
   of New York
Dividend Reinvestment Plan
P.O. Box A3309
Chicago, IL 60690-3309

REGISTRAR AND
TRANSFER AGENT
Harris Trust Company
   of New York
77 Water Street
New York, NY 10005

AUDITORS
KPMG Peat Marwick
225 Market Street
Harrisburg, PA 17108

PRINCIPAL SECURITIES MARKETS
The common stock is listed on the New York and Pacific Stock Exchanges. The trading symbol is RAD.

RITE AID CORPORATION
General Offices:
30 Hunter Lane
Camp Hill, PA 17011-2404

MAILING ADDRESS
P.O. Box 3165
Harrisburg, PA 17105-0042
(717) 761-2633



RITE AID AREA OF OPERATIONS

[GRAPHIC ---SEE EDGAR APPENDIX]

DESIGN:
Arnold Saks Associates

MAJOR PHOTOGRAPHY:
Mason Morfit

(LOGO)

Rite Aid Corporation
P.O. Box 3165
Harrisburg, PA 17105

                                EDGAR APPENDIX

EDGAR VERSION                            TYPESET VERSION
- - -------------                            ---------------

1994 Form 10-K, Exhibit 13 --            1994 Form 10-K, Exhibit 13 --
  (Rite Aid Corporation's 1994             (Rite Aid Corporation's 1994
  Annual Report to Shareholders)           Annual Report to Stockholders)

Front Cover -- Graphics omitted.         Front Cover -- Four photographs
                                         depicting (clockwise from top) Rite
                                         Aid pharmacist counseling patient,
                                         designer fragrances, Rite Aid's
                                         videoconferencing capability and
                                         Rite Aid's private label products.

Page 2 -- Photograph omitted.            Page 2 -- Photograph of Alex Grass,
                                         Chairman of the Board and Chief
                                         Executive Officer.

Page 2 -- One bar chart omitted.         Page 2 -- One bar chart depicting
                                         drugstore sales in billions of
                                         dollars from fiscal year 1985 to
                                         fiscal year 1994.  (The text and
                                         numbers used in this chart appear
                                         in the text of the EDGAR Version).

Page 3 -- Photograph omitted.            Page 3 -- Photograph of Martin L.
                                         Grass, President and Chief Operating
                                         Officer.

Page 3 -- One bar chart omitted          Page 3 -- One bar chart depicting
                                         income from continuing operations in
                                         millions of dollars from fiscal year
                                         1985 to fiscal year 1994.  (The text
                                         and numbers used in this chart appear
                                         in the text of the EDGAR Version).

Page 5 -- Managed care                   Page 5 -- One photograph depicting
graphic omitted.                         prescription card and managed care
                                         literature.

Page 5 -- Convenience &                  Page 5 -- One photograph depicting
merchandising graphic omitted.           drugstore merchandise.

Page 5 -- Technology graphic             Page 5 -- One photograph depicting
omitted.                                 Rite Aid Corporation's videoconferenc-
                                         ing capability.

Page 6 -- Managed care graphics          Page 6 -- Three photographs depicting
omitted.                                 (clockwise from top) prescriptions
                                         being filled, Rite Aid's managed care
                                         team and managed care literature.

EDGAR VERSION                            TYPESET VERSION
- - -------------                            ---------------

Page 7 -- Graphic omitted.               Page 7 -- One photograph depicting
                                         Rite Aid pharmacist counseling
                                         patient.

Page 8 -- Convenience &                  Page 8 -- Three photographs depicting
merchandising graphics omitted.          (clockwise from top) Rite Aid's
                                         private label products, Rite Aid's
                                         one-hour photo processing service and
                                         boutique-style cosmetic department.

Page 9 -- Graphic omitted.               Page 9 -- One photograph depicting
                                         customers shopping at a Rite Aid
                                         drugstore.

Page 10 -- Graphic omitted.              Page 10 -- One photograph depicting
                                         Rite Aid Corporation's video-
                                         conferencing capability.

Page 11 -- Graphics omitted.             Page 11 -- Three photographs depicting
                                         (clockwise from top) point-of-sale
                                         electronic devise used to calculate
                                         merchandise orders, Rite Aid
                                         Corporation's computer center and
                                         point-of-sale cash register.

Page 12 -- One bar chart                 Page 12 -- One bar chart depicting
omitted.                                 pharmacy sales as a percentage of
                                         drugstore sales from fiscal year 1985
                                         to fiscal year 1994.  (The text and
                                         numbers used in this chart appear in
                                         the text of the EDGAR Version).

Page 13 -- One bar chart                 Page 13 -- One bar chart depicting
omitted.                                 third-party sales as a percentage of
                                         pharmacy sales from fiscal year 1985
                                         to fiscal year 1994.  (The text and
                                         numbers used in this chart appear in
                                         the text of the EDGAR Version).

Inside Back Cover -- graphic             Inside Back Cover -- map of eastern
omitted.                                 United States of America depicting
                                         Rite Aid's area of operation.