Form 10-K405, Exhibit 13
period 1995-03-04
RITE AID CORP
filed 1995-06-01
CIK 84129

                                                                 RITE AID
                                                                   1995
                                                                  ANNUAL
                                                                  REPORT



                       [GRAPHICS -- SEE EDGAR APPENDIX]

Highlights

Dollars in thousands except per share amounts          Years ended March 4, 1995 and February 26, 1994
- ------------------------------------------------------------------------------------------------------
                                                                            1995                  1994
                                                                      (53 Weeks)            (52 Weeks)
- ------------------------------------------------------------------------------------------------------
Net Sales                                                            $ 4,533,851          $ 4,058,711
- -----------------------------------------------------------------------------------------------------
Income from Continuing Operations                                    $   141,286          $    26,208*
Loss from Discontinued Operations                                             --              (16,920)**
- -----------------------------------------------------------------------------------------------------
Net Income                                                           $   141,286          $     9,288
- -----------------------------------------------------------------------------------------------------
Earnings (Loss) per Common Share
Continuing Operations                                                $      1.67          $       .30
Discontinued Operations                                                       --                 (.19)
- -----------------------------------------------------------------------------------------------------
Net Income                                                           $      1.67          $       .11
- -----------------------------------------------------------------------------------------------------
Dividends per Common Share                                           $       .62          $       .60
Average Number of
Common Shares Outstanding                                             84,771,000           87,972,000
Total Assets                                                         $ 2,472,607         $  1,989,070
Stockholders' Equity                                                 $ 1,011,812         $    954,714
Return on Average Stockholders' Equity                                      14.4%                11.1%***
Number of Employees                                                       36,700               28,550
- -----------------------------------------------------------------------------------------------------

   Note: The company uses the LIFO method of accounting for substantially all of its inventories. Under the FIFO method, net income would have been higher by $9,377,000 or $.11 per share and $6,656,000 or $.07 per share for fiscal years 1995 and 1994, respectively.
  *Income from continuing operations for the 52 weeks ended February 26, 1994, included a $149,196,000 one-time, pre-tax provision for corporate restructuring and other charges.
 **Loss from discontinued operations for the 52 weeks ended February 26, 1994, included a $42,000,000 loss on disposal of discontinued operations less applicable income tax benefit of $16,380,000.
***Return on average stockholders' equity for the 52 weeks ended February 26, 1994, excluded the after-tax impact of the restructuring and other charges, and the loss from discontinued operations.


Description of Business

Rite Aid Corporation operates more drugstores than any other company in the United States.

     On March 4, 1995, there were 2,829 drugstores in 23 states and the District of Columbia.

     The company also operates Eagle Managed Care, a wholly owned subsidiary which markets prescription benefit plans and other managed care services to employers.

     Rite Aid common stock is listed on the New York and Pacific Stock Exchanges under the symbol RAD.



Contents

 2   Letter to Stockholders
 6   Highlights of the Year
13   Financial Review
34   Directors and Corporate Officers
35   Investment Information

                            Rite Aid Salutes Founder

     Fiscal 1995 ended on a high note with record sales--no better way for Alex Grass to cap off a career that spanned more than three decades. Alex retired as chairman and chief executive officer on March 4, 1995, passing the company's reins to a new management team. He founded Rite Aid in 1962 in Scranton, Pennsylvania. The first store measured 1,700 square feet, and sold only health and beauty aids. It was an instant success and Alex quickly opened three more units. In 1966, Alex installed the first pharmacy department in the 22nd store in New Rochelle, New York, and created what is today the largest operator of pharmacies in the world.

     Rite Aid has grown through strategic acquisitions along with internally generated locations. The major purchases began with Daw Drug in 1969 and have continued to the end of his tenure with the recent Perry Drug acquisition.

     Rite Aid has acquired drugstore chains in almost every state in which it operates. Venerable industry names such as Cohen Drug, Fountain-Stripe, Keystone, Warner, Read's, Mann, Muir, Peoples Ohio, Gray Drug Fair, Begley and LaVerdiere's have been successfully acquired and integrated into the Rite Aid format under the leadership and direction of Alex Grass. In the history of the chain drug industry, no other person has individually presided over the building of as large a business in so short a period of time. For the past 32 years from the company's beginning, Alex Grass was the only chief executive officer. He has overseen the drugstores from their first dollar of sales to over $4.5 billion in revenues in fiscal 1995. During this period, the chain has grown from one store in Pennsylvania to 2,829 units in 23 states and the District of Columbia.

     Throughout his tenure, Alex was constantly improving on his formula for a successful bantam drugstore. He refined the concept year after year, consistently achieving the highest operating profit margins in the industry. His vision and ingenuity have been the driving force behind Rite Aid's phenomenal success, and his tenacious attention to detail has led to a very high level of execution throughout the business.

     Alex also has been an active leader in the chain drug industry. He has served as chairman of the board of directors of the National Association of Chain Drug Stores, and has been an outspoken advocate of policies that contributed to the betterment of the entire drugstore industry. His career has encompassed a longer tenure than anyone at the helm of a major drugstore chain.

     As he retires, he leaves Rite Aid bigger and stronger than at any time in its history, and poised for explosive growth.

     The board of directors and all of the associates of Rite Aid Corporation join in expressing their sincere appreciation to Alex for his unprecedented and countless contributions to our company.

Alex Grass

[PHOTO OF ALEX GRASS -- SEE EDGAR APPENDIX]

Letter to Stockholders

Rite Aid Corporation achieved record revenues and net income for fiscal 1995. Sales grew to $4.5 billion and profits from operations reached $141 million or $1.67 per share. In addition, our same-store sales were the best in three years, having increased 7.2% for the year while inflation rose only 2.0%.

     Our balance sheet remains strong after the acquisitions of Perry Drug Stores, Inc. and LaVerdiere's Enterprises, Inc. At year end, our net worth totaled over $1 billion. At 14.4%, our return on equity reached its highest mark of the past five years.

     In January 1995, the board of directors increased the dividend from $.60 per share to $.68 per share on an annualized basis. Capital expenditures were $183 million, a level we will maintain in fiscal 1996.

[INCOME FROM CONTINUING OPERATIONS BAR CHART -- SEE EDGAR APPENDIX]

Income from Continuing Operations
- ---------------------------------
(Dollars in millions)
     91       100.1
     92       114.9
     93       123.8
     94       116.8
     95       141.3

MANAGING CHANGE FOR LONG-TERM SUCCESS

Fiscal 1995 was a year of significant change and progress for Rite Aid. The focus on our core drugstore business led to a number of noteworthy developments. First, we divested the corporation of Sera-Tec Biologicals, Encore Books and Concord Custom Cleaners, which together yielded proceeds of $100 million. We expect the ADAP subsidiary to be sold soon, ending our involvement in specialty retailing.

     During the last year, we initiated an aggressive repositioning program to enable our company to compete more effectively. As part of this program, we introduced a new store design, which, at 10,000 square feet, is approximately 25% larger than our previous prototype. In addition to including a greater variety of departments to attract more customers, most of our new locations are freestanding buildings and offer larger parking lots.

     Inside the store, we have added new services and expanded merchandise assortments. Most freestanding units include large convenience food sections and coolers, which stock a complete selection of beverages. Another important enhancement was the addition of full-line cosmetic and fragrance sections in 245 stores, featuring prestige products at discount prices. Initial customer response to this merchandise has been outstanding. Cosmetics represent a significant growth area for us and we are committed to gaining a larger share of this business as we go forward.

     One-hour photo and Rite Express counters became a more important part of our business in fiscal 1995. At year end, we operated 166 one-hour photo departments throughout the chain. In our experience, overall photo finishing business increases significantly in stores that also offer one-hour finishing. We believe many more stores could benefit from one-hour photo departments and plan to install them wherever demographics and store size indicate adequate demand. Likewise, we successfully experimented with the sale of small household and personal care appliances. These products will be included in all new, relocated and expanded units.

ACTIVELY SEEKING OPPORTUNITIES FOR GROWTH

Rite Aid actively pursued growth through acquisition and expansion in fiscal 1995. In September 1994, we acquired LaVerdiere's Enterprises, Inc. in Maine, enhancing our presence in that state to a commanding 80 stores--more than three times the number of our nearest competitor. In January 1995, we made the largest acquisition in our history when we purchased Perry Drug Stores, Inc. Perry operated 224 stores in Michigan with annual volume of $735 million. With 350 stores contributing annual revenues of approximately $1 billion, Rite Aid is now the leading drugstore chain in Michigan. We acquired 200 independently owned drugstores throughout our operating territory, transferring their prescription files to nearby Rite Aid drugstores. We intend to continue to purchase chains and stores that can improve market share and give us entry into established markets where it would otherwise be difficult and costly to build new stores.

- ---------------------------------------
Our bold real estate plan calls for
1,000 new prototype stores in
three years.
- ---------------------------------------

     Rite Aid also took advantage of a unique real estate opportunity in New York City, where we operated 35 stores. We purchased 44 leases from Red Apple supermarkets, including 34 locations in Manhattan, and supplemented this transaction with more than 30 additional leases in New York City. Our goal is to become the largest chain drugstore operator in that market over the next two years. Twenty-five years of experience in New York City, and our new store format, make us confident of continued success.

     The bold real estate program we will implement over the next three years is expected to strengthen our presence in all our markets. It calls for the development of 1,000 prototype stores, of


[PHOTO OF TIM NOONAN AND MARTIN GRASS -- SEE EDGAR APPENDIX] which approximately 375 will be in newly constructed units. We also plan to relocate 325 smaller stores to larger facilities and to expand 300 shopping center sites into adjacent space. Fiscal 1996 is already off to an exceptional start with 285 approved leases.

MEETING THE MANAGED HEALTH CARE CHALLENGE

Eagle Managed Care, our pharmacy benefit management company, had a strong first full year of business, accounting for $125 million in prescription revenues at Rite Aid stores. Eagle was successful in all aspects of its business. The company secured the administration of new pharmacy plans for the Hotel Employees and Restaurant Employees International Union, Hahnemann University Hospital, the Newport News Shipbuilding Retirees and Smithfield Foods, Inc. It also placed Intellorx drug utilization software at Prudential Insurance Company.

     Later this year, Eagle will enter the mail order pharmacy business with a new facility in Maryland. The subsidiary will then offer a complete menu of pharmacy benefit management services, and be well positioned to compete for all types of clients. Eagle will play an increasingly important role in the development of our pharmacy business.

TAKING THE LEAD WITH CUTTING-EDGE TECHNOLOGY

Rite Aid continued to invest heavily in technology in fiscal 1995 as a means of reducing both the costs of running our stores and the time needed to respond to our highly competitive marketplace. Today, we have the largest satellite-based, on-line pharmacy system in the world. We are also the only drugstore chain with the ability to broadcast live television throughout its network of stores. This sophisticated technology enables us to transmit important information on a timely basis and eliminate costly travel and meetings.

- ---------------------------------------
We expect to gain greater efficiencies
throughout the company with new
technology.
- ---------------------------------------

     In May 1995, we will finish installing a proprietary automatic replenishment system. It is used to order non-pharmacy merchandise from our distribution centers. As we go forward, we expect to derive new benefits from the use of technology to streamline and enhance efficiencies in all parts of the business.

ASSEMBLING A DYNAMIC NEW MANAGEMENT TEAM

In April 1995, we began a major realignment of our field operations team. Most significantly, we are changing from a dual structure of separate general store and pharmacy management to an integrated one. This new organization will enable us to utilize the most proficient, skilled field executives, regardless of their backgrounds.

     A result of this important change will be the elimination of 185 positions, from executive vice president to store supervisors, at a savings of approximately $8 million annually. Above all, the realignment will enable us to handle competitive challenges faster and satisfy customer needs more efficiently.

Historically, our selling, general and administrative expenses have been among the lowest in our industry; now we will be even leaner. A comprehensive training program, under way during April and May 1995, will prepare associates for the new management structure.

- -----------------------
We have redoubled
efforts to expand
the business with a
focus on increasing
shareholder value
faster than
our competitors.
- -----------------------

     This letter to shareholders marks the first in Rite Aid's history with a new senior management team in place. Alex Grass, the founder of Rite Aid and our only chief executive officer for over 32 years, retired at the end of the fiscal year. He will continue as honorary chairman of the board and chairman of the executive committee. In addition, Alex will be available to consult on important strategic issues. Martin Grass was elevated to chairman of the board and chief executive officer from president. Tim Noonan was named president and chief operating officer, previously having served as executive vice president. Together, Martin and Tim have 43 years of Rite Aid experience. Each has played a major role in the growth of our business over the past decade.

     Additional management changes included the appointment of two key officers as executive vice presidents: Frank Bergonzi, our chief financial officer, and Kevin Mann, who is in charge of marketing. Wayne Gibson, who oversees strategic planning, and Chuck Kibler, who is now responsible for all drugstore operations, both were named senior vice presidents.

LOOKING AHEAD

We have redoubled our efforts to expand the business as rapidly as possible, with a particular focus on increasing shareholder value faster than any other company in the drugstore industry. To accomplish this objective, we must aggressively pursue our plans for expansion, by developing profitable new prototype stores. In addition, we must grow both the pharmacy and front end businesses at a rapid rate, use new technology to reduce operating costs and aggressively market prescription services through Eagle Managed Care.

     Certainly, senior management sets the direction and tone for the growth of our business. However, more than 36,700 dedicated associates execute our corporate strategy and are truly responsible for our success this past year. Together, the Rite Aid team looks forward to an exciting, profitable fiscal 1996.

/s/ Martin L. Grass                            /s/ Tim Noonan
- --------------------------                     ----------------------------
Martin L. Grass                                Timothy J. Noonan
Chairman of the Board and                      President and
Chief Executive Officer                        Chief Operating Officer


April 28, 1995

Growing through Acquisition

Two acquisitions completed in fiscal 1995 have strengthened Rite Aid's industry position. Our purchase of 224 Perry drugstores has made us the largest drugstore chain in Michigan. With a similar retail format, Perry Drugs is an excellent fit and an important platform for growth. The purchase of 72 LaVerdiere's drugstores in Maine, Vermont and New Hampshire has likewise expanded our presence in the New England market. While elements of all our stores are uniform, Rite Aid no longer takes a cookie-cutter approach to merchandising. A priority is serving the unique needs of each customer and market. At LaVerdiere's, this means the stores will continue to offer their special mix of sporting goods and outdoor equipment, while expanding their assortment of health and beauty aids, convenience foods and private label products.

[PHOTOS OF RITE AID AND PERRY DRUGSTORE FRONTS -- SEE EDGAR APPENDIX]

Expanding Opportunities in New York City

[GRAPHICS OF EXISTING AND PROJECTED RITE AID DRUGSTORES IN NEW YORK CITY -- SEE EDGAR APPENDIX]


For more than 25 years, Rite Aid has had a limited though lucrative presence in New York City. In fact, the region's stores are consistently among the chain's strongest performers. These results, combined with a softer real estate market in the city, make this an opportune time to expand our position in this challenging market. With our financial strength and enlarged store format, Rite Aid is poised to become the largest drugstore chain in New York City.

     In fiscal 1995, we reached an agreement with a major operator of supermarkets to acquire up to 44 leaseholds. We now have real estate commitments for 74 new stores and expect to add new leases at a rapid rate over the next two years. Busy New Yorkers should welcome Rite Aid's mix of convenience foods, expanded cosmetics and seasonal merchandise in their diverse communities.

New Customer-Oriented Store Design

Design styles and trends have come and gone since we opened our first small, neighborhood drugstore more than 30 years ago. But we have always focused on creating retail environments that are convenient and easy to shop.

     Our new, 10,000 square-foot prototype blends traditional neighborhood drugstore service into a larger store with more products and services. Aisles were widened and brighter lighting was added to stimulate traffic throughout the store. There is more space at the front, giving customers easy access to the checkout. We plan to open, expand or relocate 1,000 of these larger stores over the next three years. Most of them will be freestanding with large parking lots and drive-thru windows.

     The pharmacy remains the focal point of every Rite Aid store. To encourage greater interaction between pharmacists and customers, we've added a special place for private patient counseling.

               [PHOTO OF PEOPLE IN STORE -- SEE EDGAR APPENDIX]

            [PHOTO OF 1-HOUR PHOTO COUNTER -- SEE EDGAR APPENDIX]

      [PHOTOS OF PHARMACISTS COUNSELING PATIENTS -- SEE EDGAR APPENDIX]


A comfortable waiting area is set apart from regular store traffic. Behind the counter, pharmacists are using an advanced computer system, which retains patient data on-line. This enables customers to have their records available at any Rite Aid store throughout the chain. In some markets, customers can also count on the convenience and dependability of 24-hour stores.

     One-hour photo departments and Rite Express are being installed in many stores. Rite Express offers fax, photocopy, and package and postal services.

              [PHOTO OF SHOPPER WITH CART -- SEE EDGAR APPENDIX]

Convenience foods, such as frozen meals and dairy products, are available in many Rite Aid stores, and checkout areas now highlight small appliances.

     These departments attract new customers and give current customers more shopping options.

     In every aisle, our merchandise selection illustrates Rite Aid's dedication to meeting customer demand market by market and store by store.

            [PHOTO OF BLENDER & COFFEEMAKER -- SEE EDGAR APPENDIX]

     For instance, surveys reveal customers prefer buying cosmetics in drugstores. In response, many stores now offer an expanded line of cosmetics and designer fragrances.

     From private label health and beauty aids and national brand household items, to merchandise geared to African American customers, we constantly evaluate and adjust product mix to meet customer preferences.

               [PHOTO OF PERFUME BOTTLES -- SEE EDGAR APPENDIX]

        [PHOTO OF WOMAN SHOPPING FOR COSMETICS -- SEE EDGAR APPENDIX]

Technology Strengthens Our Network

Since 1991, we've accelerated our investment in new technology, linking more than 2,800 stores through one of the largest satellite networks in the United States. It has reduced data transmission costs while speeding communications directly to field management and store associates. It has also increased operating efficiency with the roll out of front end automatic replenishment and a new point-of-sale merchandise tracking system.

     This year, Rite Aid premiered a weekly corporate television program to all stores. Broadcast from our headquarters, the 30-minute segment provides a forum for discussion of corporate, operations, merchandising and marketing issues. Television is used to disseminate a common message to all associates. It will help us react more quickly to competitive situations, trouble-shoot problems immediately, merchandise our stores better and ultimately make us more profitable.

         [PHOTO OF VIDEO-CONFERENCING SESSION -- SEE EDGAR APPENDIX]

          [PHOTO OF WOMAN TALKING TO TRAINEES -- SEE EDGAR APPENDIX]

Financial Review


Contents
- --------
14   Management's Discussion and Analysis of
     Results of Operations and Financial Condition

17   Management's Responsibility for
     Financial Statements

18   Independent Auditor's Report

19   Consolidated Balance Sheet

20   Consolidated Statement of Income

21   Consolidated Statement of
     Stockholders' Equity

22   Consolidated Statement of Cash Flows

23   Notes to Consolidated Financial Statements

31   Interim Financial Results

32   Ten-Year Financial Review

[DRUGSTORE SALES BAR CHART -- SEE EDGAR APPENDIX]



   Drugstore Sales
(Dollars in billions)

    91      3.260
    92      3.531
    93      3.834
    94      4.059
    95      4.534

[PHARMACY SALES AS A PERCENTAGE OF DRUGSTORE SALES BAR CHART -- SEE EDGAR APPENDIX]



  Pharmacy Sales
As a Percentage of
 Drugstore Sales
    (Percent)

   91      45.2
   92      46.4
   93      48.5
   94      50.8
   95      53.1

[NUMBER OF DRUGSTORES BAR CHART -- SEE EDGAR APPENDIX]


   Number
of Drugstores

91      2,420
92      2,452
93      2,573
94      2,690
95      2,829

Management's Discussion and Analysis of
Results of Operations and Financial Condition

RESULTS OF OPERATIONS

Sales

Net sales for the fiscal year ended March 4, 1995, increased $475 million or 11.7% to $4.534 billion. The gain was mainly due to same-store sales increases of 7.2% for the fiscal year. Contributing to the higher sales were revenues from one additional week since fiscal year 1995 contained 53 weeks and the previous year contained 52 weeks. Also reflected in the higher sales were revenues generated by the 339 stores added during the year including 224 units acquired from Perry Drug Stores, Inc. on January 28, 1995, and 72 LaVerdiere's Enterprises, Inc. drugstores purchased on September 8, 1994. During fiscal year 1995, 200 underperforming drugstores were closed as part of a corporate restructuring. Those 200 stores accounted for $166.4 million of sales a year ago. As of March 4, 1995, the company operated 2,829 drugstores.

   For fiscal years 1994 and 1993, net sales were $4.059 billion and $3.834 billion, respectively, representing increases of 5.9% and 8.6% over their year-earlier periods. The higher sales amounts can be attributed to the stores added each year and same-store sales gains. The decline in sales growth for fiscal 1994, however, resulted from a smaller same-store sales increase of 2.8% compared to 5.1% for fiscal 1993. Adversely impacting the prior years were declining inflation rates for pharmaceutical products and soft demand for non-pharmacy merchandise. Fiscal year 1994 was also affected by lower retail cigarette prices resulting from large price decreases by the manufacturers.


[THIRD-PARTY SALES AS A PERCENTAGE OF PHARMACY SALES BAR CHART -- SEE EDGAR APPENDIX]



Third-Party Sales
As a Percentage of
  Pharmacy Sales
    (Percent)

  91      46.5
  92      48.0
  93      51.3
  94      54.1
  95      58.5

Costs and Expenses

Cost of goods sold including occupancy costs were 73.4% of net sales for the current year compared to 73.2% for both fiscal years 1994 and 1993. The growth of third-party prescription sales, which usually have lower margins than other pharmacy sales, continued to pressure gross profits. Prescription sales paid by third-party payers accounted for 58.5%, 54.1% and 51.3% of total pharmacy revenues for fiscal years 1995, 1994 and 1993, respectively. Fiscal year 1994 benefited from a drop in the last-in, first-out (LIFO) inventory charge due to a decline in inflation. The company's weighted average internal inflation indexes were 2.0% for 1995, 1.5% for 1994 and 2.9% for 1993 resulting in LIFO charges of $15.4 million, $10.9 million and $17.2 million, respectively. The LIFO method values merchandise sold at its most recent cost.

   Selling, general and administrative expenses, expressed as a percentage of net sales, were 20.6%, 21.3% and 20.8% for fiscal years 1995, 1994 and 1993, respectively. The current period's lower operating expense ratio compared to the two previous years resulted from a higher same-store sales increase and the additional sales week, which enhanced the company's ability to leverage operating expenses. In addition, fiscal 1995 benefited from closing the 200 underperforming drugstores which historically had higher percentages of operating expenses to sales. Also, the stores' closing costs were charged to the reserve for restructuring and other charges, and not operations. Fiscal 1994 reflected the low same-store sales gain and its unfavorable impact on operating expenses. Both fiscal years 1994 and 1993 incurred costs associated with a chainwide installation of point-of-sale cash registers and satellite equipment, as well as a large number of store openings and closings. There were 189 drugstores opened and 72 units closed in 1994 and 165 openings and 44 closings in 1993.

   Interest expense amounted to $42.3 million in 1995, $28.7 million in 1994 and $29.4 million in 1993. The higher interest expense for fiscal 1995 reflects the rise in short-term interest rates and a greater level of indebtedness. The annual weighted average rates on the company's commercial paper were 5.0%, 3.2% and 3.5% for fiscal years 1995, 1994 and 1993, respectively. The increased debt was used for the company's acquisitions including the purchase of Perry and LaVerdiere's, and to finance the stock buyback programs. Since January 10, 1994, when the first buyback was initiated, the company has purchased 3,925,069 shares of its common stock at a cost of $75 million.

   In August 1993, a large portion of the company's outstanding short-term debt was financed on a long-term basis through the issuance of 20-year, 6 7/8% senior debentures having an aggregate principal value of $200 million. This has resulted in higher interest expense but has fixed a portion of interest cost on a long-term basis at a favorable rate.

Restructuring and Other Charges

On January 7, 1994, the company announced a restructuring plan which included sale of the non-drugstore businesses, stock buyback program, closure of 200 underperforming drugstores and write-off of other assets. To provide for the drugstore closings and disposition of other assets, a pre-tax charge of $149.2 million was recorded in the fourth quarter of fiscal year 1994.

   The components of the restructuring charge that related to the 200 drugstore closings were as follows: lease settlement costs--$44.5 million; write-off of intangible and fixed assets--$31.0 million; inventory liquidation costs--$13.6 million; severance costs--$4.5 million; and operating losses during the closing period--$13.1 million. Of the remaining provision, $19.8 million related to impaired investments and $22.7 million was for the write-off of other assets. As of March 4, 1995, the 200 stores have been closed and the impaired investments and other assets have been written off. The reserve components ended fiscal year 1995 with minimal balances except lease settlement costs which had a remaining balance of $32.4 million. The company continues to negotiate with landlords of the closed stores to terminate their leases. Where favorable terms cannot be agreed upon, the company will endeavor to sublet the locations until the leases expire. Additional details on charges to the restructuring reserve are set forth in Note 2 to the financial statements.

   It is estimated that the operating results for fiscal 1995 included about $9.3 million in pre-tax savings from closing the underperforming stores. Although these stores generated revenues of $166.4 million annually, their per store sales were well below the company's per store average. Consequently, their labor costs and other nonoccupancy operating expenses exceeded their gross margin dollars.

Income Taxes

The effective income tax rate was 39.0% for fiscal 1995 compared to 42.6% for 1994 and 38.3% for 1993. The higher effective rate for fiscal 1994 reflected the change in the federal corporate income tax rate from 34% to 35% legislated in August 1993 by the Omnibus Budget Reconciliation Act of 1993. In accordance with Statement of Financial Accounting Standards No. 109, deferred tax balances were also recomputed using the enacted rate, resulting in a charge to the income tax provision of $1.7 million.

Income from Continuing Operations

Income from continuing operations for fiscal 1995 rose to $141.3 million from $26.2 million in 1994 and $123.8 million in 1993. The current year benefited from strong same-store sales and the additional sales week. Fiscal 1995 was also favorably impacted by the closing of the 200 underperforming stores. Adversely affecting the current year results, but to a lesser extent, were a greater percentage of third-party prescription sales, higher interest costs and a larger LIFO inventory charge.

   The prior year drop in earnings reflected the $149.2 million pre-tax provision for restructuring and other charges. Excluding the after-tax effect of this provision, income from continuing operations for fiscal 1994 would have been $116.8 million. Contributing to last year's unfavorable results were low same-store sales, a larger operating expense ratio and a higher effective income tax rate. The 1994 increase in lower margin third-party prescription sales over the year-earlier period was mostly offset by the drop in the LIFO inventory charge.


[ANNUAL DIVIDEND BAR CHART -- SEE EDGAR APPENDIX]



 Annual Dividend
    Per Share
(Cents per share)

  91      46.25
  92      51.25
  93      56.25
  94      60.0
  95      62.0

Discontinued Operations

As part of the 1994 restructuring strategy, the company authorized the sale of its four non-drugstore businesses which included ADAP, an auto parts retailer with 96 stores; Encore Books, which operated 98 stores; Concord Custom Cleaners, which had 168 outlets; and Sera-Tec Biologicals, which consisted of 33 plasma collection centers providing plasma for use in therapeutic and diagnostic products.

   An after-tax provision of $25.6 million was recorded in the fourth quarter of fiscal 1994 for the loss on disposal of these businesses. Their prior years' net earnings were $8.7 million for 1994 and $8.6 million for 1993, and were segregated in the statement of income as discontinued operations. During fiscal year 1995, Encore, Concord and Sera-Tec were sold. The net proceeds received amounted to $75.8 million after taxes and expenses of $24.3 million. The resulting aggregate after-tax loss of $12.3 million was recorded to the reserve for loss on disposal of discontinued operations. The reserve amount originally provided for the sale of these three businesses was $12.3 million. The remaining net reserve balance of $13.3 million as of March 4, 1995, is believed to be adequate for the sale of ADAP, which is expected to take place in the first quarter of fiscal 1996.

Net Income

Net income was $141.3 million for fiscal year 1995, and $9.3 million and $132.4 million, including the results from discontinued operations, for fiscal years 1994 and 1993, respectively. Included in the fiscal 1994 loss from discontinued operations was the $25.6 million after-tax provision for loss on disposal of the company's four non-drugstore businesses.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $190.2 million, $222.7 million and $199.4 million for fiscal years 1995, 1994 and 1993, respectively. Despite increased earnings, cash from current year operations decreased compared to last year partly due to cash expenditures of approximately $29.1 million related to the store closing program. In addition, cash was needed to support the operations of the discontinued businesses. There were also greater cash payments for interest, income taxes and to support higher inventory levels. The increase in cash from operations for fiscal 1994 reflected the positive contribution from discontinued operations, as well as lower cash payments for interest and income taxes. Typically, cash provided by operations is adequate to supply working capital, provide cash for dividend payments and substantially contribute to investing activities. External sources of cash are used mainly to help finance the purchase of businesses and other large cash requirements.

   The company issues commercial paper rated A-2 by Standard & Poor's and P-2 by Moody's to supplement cash generated by operations. Unused credit commitments are maintained to support commercial paper issuances. Outstanding commercial paper of the company amounted to $436.5 million at March 4, 1995, $186 million at February 26, 1994, and $272 million at February 27, 1993. Along with the proceeds received from the sale of the discontinued businesses, the additional commercial paper borrowings during fiscal 1995 were used to finance the acquisitions and stock buyback program. Commercial paper indebtedness was reduced in August 1993 through the use of net proceeds received from the 20-year, 6 7/8% senior debentures totaling $200 million.

   On March 15, 1995, $50 million of 8.5% convertible debentures acquired from Perry were redeemed by the company through proceeds from commercial paper borrowings. On April 20, 1995, the company issued $200 million of 7 5/8% senior notes, due April 15, 2005, to repay part of its outstanding commercial paper. These notes were issued under a previously filed Form S-3 shelf registration statement leaving $25 million of registered debt securities available to be issued.

   In the first quarter of fiscal 1996, the company expects to receive cash proceeds from the sale of ADAP. The company also has $600 million in revolving credit commitments for future cash needs if required.

   Net working capital was $796 million at March 4, 1995, $763.2 million at February 26, 1994, and $811.6 million at February 27, 1993. The ratios of current assets to current liabilities were 2.4:1, 3.1:1 and 4.0:1, respectively. The current ratio for 1995 dropped due to the increase in short-term debt and current maturities of long-term debt. The decrease in net working capital and current ratio for fiscal 1994 reflected the liabilities recorded for restructuring and other charges, and net loss on disposal of discontinued operations.

   Inventory levels for fiscal years 1995 and 1994 have risen at a rate greater than the sales increase. Both years were impacted by a broader product selection containing enhanced cosmetic and fragrance merchandise, along with small appliances and electronics. The inventory balances also reflect merchandise obtained through the purchase of businesses.

   Total debt as a percentage of capitalization (i.e., total debt and stockholders' equity) was 48.3% for fiscal year-end 1995 versus 40.3% and 33.4% for the two prior years. Fiscal years 1995 and 1994 reflect the higher outstanding debt of the company along with last year's decrease in stockholders' equity. At March 4, 1995, stockholders' equity amounted to $1.012 billion compared to $954.7 million at February 26, 1994, and $1.036 billion at February 27, 1993. The company remains financially strong. The corporate restructuring has allowed the company to focus on the retail drug business, positioning itself for future growth.

IMPACT OF INFLATION AND CHANGING PRICES

The company's internal inflation indexes rose in fiscal 1995 after declining the two previous years. Though not significant, inflation continues to cause increases in product, occupancy and operating costs, as well as the cost of acquiring capital assets. The effect of higher costs is minimized by achieving operating efficiencies and passing vendor price increases along to customers.

COMMON STOCK AND DIVIDENDS

Rite Aid Corporation's common stock is listed on the New York and Pacific Stock Exchanges with the stock symbol RAD. On April 24, 1995, there were approximately 9,000 shareholders. Quarterly high and low stock prices, based on New York Stock Exchange composite transactions, together with dividend information are shown below:

- ------------------------------------------------------------------
FISCAL       QUARTER        HIGH         LOW              DIVIDEND
- ------------------------------------------------------------------
1995         First          20 3/8       18 1/8           15(cent)

             Second         21 1/2       18 7/8           15(cent)

             Third          24           20               15(cent)

             Fourth         26 3/8       21 5/8           17(cent)
- ------------------------------------------------------------------
1994         First          20 7/8       17 5/8           15(cent)

             Second         19 1/8       16 1/4           15(cent)

             Third          17 3/4       15 1/4           15(cent)

             Fourth         19 3/8       15 1/4           15(cent)
- ------------------------------------------------------------------

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

   KPMG Peat Marwick LLP, Independent Certified Public Accountants, have been engaged to audit the financial statements and to render an opinion as to their conformity with generally accepted accounting principles. Their audit is conducted in accordance with generally accepted auditing standards and includes such procedures deemed necessary to provide reasonable assurance that the financial statements are presented fairly. KPMG Peat Marwick LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants and has submitted a copy of their peer review results to management.

   The Board of Directors pursues its responsi bility for these financial statements through its audit committee, composed of outside directors, which meets periodically with both management and the independent auditors to assure that each is carrying out its responsibilities. KPMG Peat Marwick LLP and the internal audit department have free access to the audit committee, with and without the presence of management.

Independent
Auditor's Report

The Board of Directors
Rite Aid Corporation
Camp Hill, Pennsylvania

We have audited the accompanying consolidated balance sheets of Rite Aid Corporation and subsidiaries as of March 4, 1995 and February 26, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended March 4, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rite Aid Corporation and subsidiaries as of March 4, 1995 and February 26, 1994, and the results of their operations and their cash flows for each of the years in the three year period ended March 4, 1995, in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the financial statements, the Company changed its method of accounting for investments to conform with Statement of Financial Accounting Standards No. 115 in fiscal year 1995 and changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 in fiscal year 1993.





KPMG Peat Marwick LLP
Harrisburg, Pennsylvania
April 21, 1995

Consolidated                               Rite Aid Corporation and Subsidiaries
Balance Sheet

                                                                                          March 4, 1995 and February 26, 1994
- -----------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                                                                1995              1994
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
Cash                                                                                             $    7,148        $   17,403
Accounts receivable, net (Note 1)                                                                   239,859           185,857
Inventories (Note 1)                                                                              1,070,346           844,074
Prepaid expenses and other current assets                                                            28,716            19,231
Net current assets of discontinued operations (Note 3)                                               27,151            58,860
- -----------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                           1,373,220         1,125,425
- -----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost (Note 7)
Land                                                                                                 75,908            57,746
Buildings                                                                                           244,128           197,381
Leasehold improvements                                                                              405,274           360,662
Equipment                                                                                           666,359           556,334
Construction in progress                                                                             35,422            25,138
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,427,091         1,197,261
Accumulated depreciation and amortization                                                           648,612           558,567
- -----------------------------------------------------------------------------------------------------------------------------
   Property, plant and equipment, net                                                               778,479           638,694
- -----------------------------------------------------------------------------------------------------------------------------
Intangible assets (Note 1)
Excess of cost over underlying equity in subsidiaries (less accumulated
   amortization of $8,023 and $7,299)                                                                99,653            27,149
Lease acquisition costs and other intangible assets
   (less accumulated amortization of $106,592 and $97,885)                                          154,359            98,893
- -----------------------------------------------------------------------------------------------------------------------------
   Total intangible assets                                                                          254,012           126,042
- -----------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                         26,153            21,125
- -----------------------------------------------------------------------------------------------------------------------------
Net noncurrent assets of discontinued operations (Note 3)                                            40,743            77,784
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                 $2,472,607        $1,989,070
=============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt (Note 6)                                $  137,553        $   30,912
Accounts payable                                                                                    273,128           173,825
Income taxes (Notes 1 and 5)                                                                         38,241             5,016
Sales and other taxes payable                                                                        13,796            10,569
Accrued salaries, wages and other current liabilities                                                79,263            40,587
Reserve for restructuring and other charges (Note 2)                                                 35,244           101,300
- -----------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                        577,225           362,209
Long-term debt, less current maturities (Note 6)                                                    805,984           613,418
Deferred income taxes (Notes 1 and 5)                                                                77,586            58,729
- -----------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                              1,460,795         1,034,356
- -----------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 10 and 14)
Stockholders' equity (Notes 11, 12 and 13)
Preferred stock, par value $1 per share, series A junior participating preferred stock                   --                --
Common stock, par value $1 per share, issued 90,290,136 and 90,287,859 shares                        90,290            90,288
Additional paid-in capital                                                                           60,655            59,423
Retained earnings                                                                                   955,111           866,134
Net unrealized gain on marketable securities (Note 1)                                                 2,847                --
Cumulative pension liability adjustments (Note 9)                                                    (1,314)           (1,916)
Treasury stock, at cost (6,125,069 and 4,277,271 shares)                                            (95,777)          (59,215)
- -----------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                     1,011,812           954,714
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                 $2,472,607        $1,989,070
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.

Consolidated                               Rite Aid Corporation and Subsidiaries
Statement of Income

                                                         Years ended March 4, 1995, February 26, 1994 and February 27, 1993
- -----------------------------------------------------------------------------------------------------------------------------
In thousands of dollars except per share amounts                                 1995                 1994               1993
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $4,533,851           $4,058,711         $3,833,591
Costs and expenses
Cost of goods sold, including occupancy costs                               3,327,920            2,970,025          2,804,787
Selling, general and administrative expenses                                  932,167              865,137            798,848
Interest expense                                                               42,300               28,683             29,387
Restructuring and other charges (Note 2)                                           --              149,196                 --
- -----------------------------------------------------------------------------------------------------------------------------
                                                                            4,302,387            4,013,041          3,633,022
- -----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                         231,464               45,670            200,569
Income taxes (Notes 1 and 5)                                                   90,178               19,462             76,819
- -----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                             141,286               26,208            123,750
- -----------------------------------------------------------------------------------------------------------------------------
Discontinued operations (Note 3)
Income from operations (less applicable income
     taxes of $5,809 and $5,366)                                                   --                8,700              8,646
Provision for dispositions (less applicable
     income tax benefit of $16,380)                                                --              (25,620)                --
- -----------------------------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                                         --              (16,920)             8,646
- -----------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $  141,286           $    9,288         $  132,396
=============================================================================================================================
Earnings (loss) per share (Notes 1 and 11)
Continuing operations                                                          $ 1.67                $ .30             $ 1.41
Discontinued operations                                                            --                 (.19)               .10
- -----------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $     1.67           $      .11         $     1.51
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.

Consolidated Statement                     Rite Aid Corporation and Subsidiaries
of Stockholders' Equity

In thousands of dollars except per share amounts           Years ended March 4, 1995, February 26, 1994 and February 27, 1993
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                   CUMULATIVE ADJUSTMENTS
                                 COMMON STOCK      ADDITIONAL            -----------------------------------------
                             -------------------    PAID-IN   RETAINED                    UNREALIZED      PENSION
                             ISSUED     TREASURY    CAPITAL   EARNINGS   TRANSLATION    SECURITIES GAIN  LIABILITY     TOTAL
- -----------------------------------------------------------------------------------------------------------------------------
BALANCE, FEB. 29, 1992       $90,014   $(20,786)   $55,258    $826,719    $   --        $      --        $   (630)  $ 950,575
Stock options exercised          226                 3,334                                                              3,560
Net income                                                     132,396                                                132,396
Cash dividends paid
   ($.5625 per share)                                          (49,442)                                               (49,442)
Foreign currency
   translation adjustments                                                  (923)                                        (923)
Minimum pension liability
   adjustments                                                                                               (523)       (523)
- -----------------------------------------------------------------------------------------------------------------------------
BALANCE, FEB. 27, 1993        90,240    (20,786)    58,592     909,673      (923)              --          (1,153)  1,035,643
Stock acquired through
   self-tender offer                    (38,429)                                                                      (38,429)
Stock options exercised           48                   831                                                                879
Net income                                                       9,288                                                  9,288
Cash dividends paid
   ($.60 per share)                                            (52,827)                                               (52,827)
Foreign currency
   translation adjustments                                                   923                                          923
Minimum pension liability
   adjustments                                                                                               (763)       (763)
- -----------------------------------------------------------------------------------------------------------------------------
BALANCE, FEB. 26, 1994        90,288    (59,215)    59,423     866,134        --               --          (1,916)    954,714
Stock acquired for treasury             (36,562)                                                                      (36,562)
Stock options exercised            2                 1,232                                                              1,234
Net income                                                     141,286                                                141,286
Cash dividends paid
   ($.62 per share)                                            (52,309)                                               (52,309)
Net unrealized gain on
   marketable securities                                                                    2,847                       2,847
Minimum pension liability
   adjustments                                                                                                602         602
- -----------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 4, 1995       $90,290   $(95,777)   $60,655    $955,111    $   --         $  2,847      $ (1,314)  $ 1,011,812
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.

Consolidated Statement                     Rite Aid Corporation and Subsidiaries
of Cash Flows

                                                           Years ended March 4, 1995, February 26, 1994 and February 27, 1993
- -----------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                                          1995                 1994               1993
- -----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations before income taxes                       $ 231,464             $ 45,670         $  200,569
Adjustments to reconcile to net cash
   provided by continuing operating activities:
   Depreciation and amortization                                               98,560               95,668             90,266
   Accreted interest on zero coupon notes                                      12,215               11,487             10,306
   Restructuring and other charges (Note 2)                                        --              123,781                 --
   Changes in operating assets and liabilities
      net of effects from acquisitions (Note 4)
      (Increase) decrease in accounts receivable                              (23,291)               4,120            (10,710)
      (Increase) in inventories                                               (63,911)             (36,737)           (59,155)
      (Increase) decrease in prepaid
         expenses and other current assets                                     (3,646)               8,043              1,437
      Increase in accounts payable                                             33,184                2,161             22,521
      Increase (decrease) in accrued expenses
         and other current liabilities                                        (21,276)              14,569              7,655
- -----------------------------------------------------------------------------------------------------------------------------
Cash provided by continuing operations before income taxes                    263,299              268,762            262,889

Pre-tax income from discontinued operations including results
   during phaseout period of $5,490 in 1995 and ($553) in 1994                  5,490               13,956             14,012
Adjustments to reconcile to net cash provided by
   discontinued operating activities:
   Depreciation and amortization                                                8,319               10,150              8,509
   Changes in net operating assets                                            (15,148)              (9,668)           (14,695)
- -----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) discontinued operations before income taxes         (1,339)              14,438              7,826

Income taxes paid                                                             (71,717)             (60,541)           (71,316)
- -----------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                  190,243              222,659            199,399
- -----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for property, plant and equipment                               (182,665)            (169,142)          (114,795)
Purchase of businesses, net of cash acquired (Note 4)                        (175,729)             (35,416)           (43,329)
Intangible assets acquired                                                    (14,476)              (5,853)            (1,063)
Investing activities of discontinued operations                               (14,336)             (17,020)           (12,968)
Proceeds from the sale of discontinued operations                              91,488                   --                 --
Other                                                                           1,215                 (483)            (9,696)
- -----------------------------------------------------------------------------------------------------------------------------
   Net cash (used in) investing activities                                   (294,503)            (227,914)          (181,851)
- -----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net proceeds (payments) of commercial paper borrowings                        197,662              (86,000)            92,000
Proceeds from the issuance of senior debentures (Note 6)                           --              197,690                 --
Principal payments on long-term debt                                          (16,020)              (1,071)           (86,765)
Cash dividends paid                                                           (52,309)             (52,827)           (49,442)
Stock acquired for treasury (Note 11)                                         (36,562)             (38,429)                --
Proceeds from the sale of stock                                                 1,234                  879              3,560
- -----------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                         94,005               20,242            (40,647)
- -----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                   (10,255)              14,987            (23,099)
Cash at beginning of year                                                      17,403                2,416             25,515
- -----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                         $   7,148             $ 17,403         $    2,416
=============================================================================================================================
Supplemental disclosure of cash paid for interest
   (net of amounts capitalized of $373, $217 and $445)                      $  32,664             $ 16,231         $   20,178
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated
Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year. The company's fiscal year ends on the Saturday closest to February 29 or March 1. The fiscal year ended March 4, 1995, contained 53 weeks. The fiscal years ended February 26, 1994, and February 27, 1993, contained 52 weeks.

Principles of Consolidation. The consolidated financial statements include the accounts of the company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The investments in and operating results of 50% or less owned companies are included in the statements on the basis of the equity method of accounting.

Accounts Receivable. Accounts receivable are stated net of an allowance for uncollectible accounts of $5,079,000 at March 4, 1995, and $342,000 at February 26, 1994. Most of the company's accounts receivable are due from third-party providers (e.g., insurance companies and governmental agencies) under third-party payment plans. Since payments due from third-party payers are sensitive to payment criteria changes and legislative actions, the allowance is reviewed continually and adjusted for accounts deemed uncollectible by management.

Inventories. Inventories are stated at the lower of cost or market. The company uses the last-in, first-out (LIFO) method of accounting for substantially all of its inventories. At March 4, 1995, February 26, 1994, and February 27, 1993, respectively, inventories were $170,464,000, $155,102,000 and $144,191,000 lower than the amounts that would have been reported using the first-in, first-out
(FIFO) method.

Intangible Assets. The excess of cost over underlying equity in subsidiaries (goodwill) purchased after October 31, 1970, is being amortized on a straight-line basis over 40 years. Goodwill purchased prior to November 1, 1970 ($1,834,000), is considered to have continuing value over an indefinite period and is not amortized. Lease acquisition costs incurred principally for the purchase of new and existing store locations are generally amortized over the terms of the leases on a straight-line basis. Patient prescription file purchases are amortized over their estimated useful lives. The company reviews the realizability of its intangible assets annually, based upon expectations of nondiscounted cash flows and operating income. As of March 4, 1995, management believes that there are no materially impaired intangible assets.

Marketable Securities. In fiscal year 1995, the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The adoption of SFAS No. 115 resulted in an increase in stockholders' equity of $2,847,000. In accordance with SFAS No. 115, prior years' financial statements were not restated to reflect the change in accounting method.

   At March 4, 1995, the company's investment in marketable equity securities was categorized as available-for-sale. Their fair value of $4,970,000 is included with other assets on the balance sheet. The resulting gross unrealized holding gain of $4,380,000 was reported, net of income taxes, in a separate component of stockholders' equity. In prior years, marketable equity securities were stated at the lower of cost or market.

Preopening Expenses. Expenditures of a noncapital nature incurred prior to the opening of a new store or associated with a remodeled store are charged against earnings as administrative and general expenses when incurred.

Insurance. The company is substantially self-insured with respects to general liability, workers' compensation and covered employee medical claims. Excess insurance coverage is maintained for general liability and workers' compensation claims. Management believes its reserve for claims reported and claims incurred but not reported is adequate.

Income Taxes. In fiscal year 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Earnings per Share. Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each fiscal year (84,771,000 in 1995, 87,972,000 in 1994 and 87,933,000 in 1993). Fully
diluted earnings per share are not shown since the dilution is not material.

2. RESTRUCTURING AND OTHER CHARGES

In January 1994, the company announced a corporate restructuring including the sale of its four non-drugstore businesses (see Note 3), a stock buyback program (see Note 11), the closing of 200 underperforming drugstores and the disposition of other assets. Consequently, a pre-tax charge of $149,196,000 was recorded in the fourth quarter of fiscal year 1994.

   Shown below are the significant components of the charge and their subsequent utilization:


- -----------------------------------------------------------------------------------------------------------------------------
In thousands of dollars
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                 AMOUNTS TO BE                  AMOUNTS TO BE
                                                       AMOUNTS        AMOUNTS      UTILIZED AT        AMOUNTS     UTILIZED AT
                                                       CHARGED       UTILIZED         YEAR-END       UTILIZED        YEAR-END
                                                       IN 1994        IN 1994             1994        IN 1995            1995
- -----------------------------------------------------------------------------------------------------------------------------
Lease settlement                                      $ 44,490        $   244         $ 44,246        $11,862         $32,384
Intangible and fixed assets write-off                   31,000          5,459           25,541         24,531           1,010
Inventory liquidation                                   13,581             --           13,581         13,081             500
Severance costs                                          4,480             --            4,480          4,480              --
Operating losses during closing period                  13,132          3,107           10,025          9,311             714
Impaired investments                                    19,813         17,022            2,791          2,791              --
Other assets write-off                                  22,700         22,064              636             --             636
- -----------------------------------------------------------------------------------------------------------------------------
                                                      $149,196        $47,896         $101,300        $66,056         $35,244
=============================================================================================================================


   As of March 4, 1995, the 200 drugstores have been closed and the company has determined that the remaining reserve balances are adequate to cover committed restructuring actions. The company continues to negotiate with landlords of the closed stores to terminate their leases. Where favorable terms cannot be agreed upon, the company will endeavor to sublet the locations until the leases expire. Based on actual restructuring activity in 1995, it was necessary to reduce the reserve balance for inventory liquidation by $4,287,000 and increase the following reserves: lease settlement--$3,500,000, severance costs--$458,000, and impaired investments--$329,000.

3. DISCONTINUED OPERATIONS

As part of the corporate restructuring strategy, the company planned to concentrate its focus and resources entirely on the drugstore segment and, therefore, authorized the sale of its four non-drugstore businesses. The four businesses were ADAP, an auto parts retailer with 96 stores; Encore Books, which operated 98 stores; Concord Custom Cleaners, which had 168 outlets; and Sera-Tec Biologicals, which consisted of 33 plasma collection centers providing plasma for use in therapeutic and diagnostic products.

   A pre-tax provision of $42,000,000 for loss on disposal of these discontinued operations was recorded in the fourth quarter of fiscal 1994 and is shown on the statement of income net of a $16,380,000 income tax benefit. In addition, the net assets and operating results of the discontinued operations were segregrated in the financial statements.

   During fiscal year 1995, Encore, Concord and Sera-Tec were sold. The net proceeds received amounted to $75,765,000 after taxes and expenses of $24,312,000. The resulting aggregrate after-tax loss of $12,274,000 was recorded to the reserve for loss on disposal of discontinued operations and compares favorably to the $12,320,000 reserve amount originally provided for the sale of these three businesses. The remaining net reserve balance of $13,346,000 as of March 4, 1995, is included with net current assets of discontinued operations on the balance sheet. Sera-Tec was sold to a group of investors that included Alex Grass, former chairman and chief executive officer of Rite Aid Corporation.

   The sale of ADAP is currently being negotiated and is expected to be completed in the first quarter of fiscal 1996. The company believes that the remaining reserve amount for loss on disposal of ADAP is adequate. ADAP's net assets are segregrated on the March 4, 1995, balance sheet and primarily consist of inventories, property, leasehold improvements, store fixtures and equipment.

4. ACQUISITIONS

On January 27, 1995, the company completed a cash tender offer for the common stock of Perry Drug Stores, Inc. at a price of $11.00 per share. The shares tendered, together with the 185,000 Perry shares beneficially owned by the company prior to commencement of the offer, constituted approximately 94.5% of Perry's 12,027,382 shares of common stock issued and outstanding. The remaining Perry shares were acquired in a subsequent second-step merger transaction on March 24, 1995. Perry operated 224 drugstores, a distribution center and administrative offices in Michigan. In October 1994, 16 Revco drugstores located in

Michigan were purchased and in September 1994, a New England chain of 72 LaVerdiere's drug stores were acquired. As of March 4, 1995, the total consideration paid for these acquisitions as well as various single stores acquired amounted to $175,729,000. The value of goodwill assigned to the Perry and LaVerdiere's acquisitions totaled $73,325,000 and is being amortized on a straight-line basis over 40 years.

   The following represents the unaudited pro forma results of operations as if the merger of Perry Drug Stores, Inc. had occurred at the beginning of fiscal years 1995 and 1994:

- -------------------------------------------------------------------
Unaudited                                      PRO FORMA
- -------------------------------------------------------------------
In thousands of dollars               YEAR ENDED         YEAR ENDED
except per share amounts           MARCH 4, 1995  FEBRUARY 26, 1994
- -------------------------------------------------------------------
Revenues                              $5,211,865         $4,767,013
Income from continuing operations     $  149,520         $   32,482
Earnings per share from
   continuing operations              $     1.76         $      .37
===================================================================

   The pro forma results include adjustments to reflect additional amortization expenses associated with the assignment of goodwill and other intangible assets. Interest expense related to the additional debt to finance the merger was also recorded. Adjustments were made to recognize the impact of certain anticipated operational and administrative efficiencies. The pro forma results are not necessarily indicative of what would have occurred had the merger of Perry actually taken place on the dates indicated or what may be obtained in the future.

   In fiscal year 1994, the company purchased two businesses for its managed care subsidiary. They were Pharmacy-Card, Inc., which offers full-service prescription drug benefit administration, and Intell-rx Incorporated, a provider of drug utilization reviews and other drug information services. In addition, during fiscal years 1994 and 1993, Rite Aid obtained certain assets, mainly inventories, pharmacy prescription files, store fixtures and favorable lease agreements, through various drugstore acquisitions. The aggregate consideration paid totaled $35,416,000 for 1994 and $43,329,000 for 1993.

   Among the drugstore acquisitions for fiscal 1994 were 35 Reliable Drugs' stores located in Indiana and Kentucky. In fiscal 1993, 34 Wellby Super Drug stores situated throughout Maine and New Hampshire were acquired.

   All of the acquisitions discussed above were accounted for as purchases; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at date of acquisition. Operating results of the acquired companies were included with those of Rite Aid since their respective acquisition dates.

5. INCOME TAXES

Total income tax expense for fiscal years ended March 4, 1995, February 26, 1994, and February 27, 1993, is allocated as follows:

- -------------------------------------------------------------------
In thousands of dollars                   1995       1994      1993
- -------------------------------------------------------------------
Continuing operations                  $90,178   $ 19,462   $76,819
Discontinued operations                     --    (10,571)    5,366
- -------------------------------------------------------------------
Total income tax expense               $90,178   $  8,891   $82,185
===================================================================

   The income tax expense attributable to income from continuing operations consists of the following components:

- -------------------------------------------------------------------
In thousands of dollars                   1995       1994      1993
- -------------------------------------------------------------------
Currently payable:
Federal                                $53,617    $45,119   $69,625
State                                    4,632      3,999     6,434
- -------------------------------------------------------------------
                                        58,249     49,118    76,059
- -------------------------------------------------------------------
Deferred tax expense (benefit):
Federal                                 30,149    (27,064)      503
State                                    1,780     (2,592)      257
- -------------------------------------------------------------------
                                        31,929    (29,656)      760
- -------------------------------------------------------------------
Total income taxes                     $90,178    $19,462   $76,819
===================================================================


   Presented below are the deferred tax liabilities and deferred tax assets at March 4, 1995, and February 26, 1994:

- -------------------------------------------------------------------
In thousands of dollars                              1995      1994
- -------------------------------------------------------------------
Deferred tax liabilities:
Depreciation                                     $ 45,253  $ 38,021
Inventory valuation                                47,728    37,765
Lease acquisition costs and
  other intangible assets                          39,556    21,457
Purchased tax benefits                             11,896    11,896
Prepaid expenses                                    5,108     5,622
Other                                               3,515     2,065
- -------------------------------------------------------------------
Total gross deferred tax liabilities              153,056   116,826
- -------------------------------------------------------------------
Deferred tax assets:
Provision for restructuring and
  other charges                                   (12,332)  (44,812)
State net operating loss carryforwards             (9,670)   (7,815)
Insurance reserve                                  (7,492)   (3,428)
Deferred compensation accrual                      (3,980)   (2,453)
Other                                              (9,365)   (2,379)
- -------------------------------------------------------------------
Total gross deferred tax assets                   (42,839)  (60,887)
Valuation allowance                                 7,951     7,037
- -------------------------------------------------------------------
Net deferred tax assets                           (34,888)  (53,850)
- -------------------------------------------------------------------
Net deferred tax liabilities                     $118,168  $ 62,976
===================================================================

   Net deferred tax liabilities of $23,263,000 associated with the acquisitions made during fiscal year 1995 are included in the above table. Based on the company's historical and current pre-tax earnings, management believes it is more likely than not that the company will realize the net deferred tax assets.

   The valuation allowance as of March 4, 1995, and February 26, 1994, principally results from net operating loss carryforwards for state income tax purposes. The current portions of net deferred taxes for 1995 and 1994 amounted to $40,582,000 and $4,247,000, respectively, and are included with income taxes on the balance sheet.

   State income taxes account for most of the differences between the actual provision for income taxes attributable to continuing operations and taxes computed by applying the statutory rate. Following is a reconciliation of the statutory to effective tax rate:

- -------------------------------------------------------------------
Percentage                                1995       1994      1993
- -------------------------------------------------------------------
Federal statutory rate                    35.0       35.0      34.0
State income taxes, net of
  federal tax benefit                      1.6        6.0       2.6
Nondeductible expenses                      .4        1.1        .3
Effect of tax rate changes on
  deferred taxes                            --        3.6        --
Retroactive targeted jobs credit            --       (2.5)       --
Change in valuation
  allowance                                 .4         .1       (.4)
Other, net                                 1.6        (.7)      1.8
- -------------------------------------------------------------------
                                          39.0       42.6      38.3
===================================================================


6. INDEBTEDNESS AND CREDIT AGREEMENTS

Following is a summary of indebtedness at March 4, 1995, and February 26, 1994:

- -------------------------------------------------------------------
In thousands of dollars                              1995      1994
- -------------------------------------------------------------------
Commercial paper, 6.2% and
  3.5% weighted average rates at
  year-end 1995 and 1994                         $436,500  $186,000
6 7/8% senior debentures due 2013                 200,000   200,000
6 3/4% zero coupon subordinated
  convertible notes due 2006                      187,825   175,662
9 5/8% sinking fund debentures,
  5% of principal amount due from
  1997 through 2016                                44,980    61,000
5 7/8% to 10.475% industrial
  development bonds due
  through 2016                                     19,050    19,050
8 1/2% convertible debentures
  redeemed March 15, 1995                          49,996        --
Other                                               5,186     2,618
- -------------------------------------------------------------------
                                                  943,537   644,330
Short-term debt and current
   maturities of long-term debt                  (137,553)  (30,912)
- -------------------------------------------------------------------
Long-term debt,
   less current maturities                       $805,984  $613,418
===================================================================


   The company has $600,000,000 in revolving credit commitments for general corporate purposes consisting of a $250,000,000, 364-day facility and a $350,000,000 five-year facility. Borrowings under these facilities bear interest rates, at the company's option, based on the prime, federal funds, certificate of deposit or London interbank rates, as well as competitive bid. Pricing on loans and commitments will vary commensurate with credit quality. The 364-day facility has a 7/100% per annum facility fee on the entire commitment amount irrespective of usage. The five-year facility has a 1/10% per annum facility fee on the entire commitment amount. Both credit facilities also have a 1/20% per annum utilization fee on borrowings in excess of 50% of the facilities. At March 4, 1995, and February 26, 1994, there were no amounts outstanding under these agreements.

   Rite Aid maintains, at all times, unused long-term revolving credit agreement commitments at least equal to the principal amount of its outstanding commercial paper which the company intends to carry on a long-term basis. Accordingly, outstanding commercial paper of $350,000,000 at March 4, 1995, and $156,000,000 at February 26, 1994, was classified as long-term debt on the consolidated balance sheet. The remaining outstanding commercial paper of $86,500,000 at year-end 1995 and $30,000,000 at year-end 1994 was classified as short-term debt.

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

   The 8 1/2% convertible debentures were acquired from Perry Drug Stores, Inc. In accordance with the terms of the merger agreement with Perry, these debentures were redeemed on March 15, 1995, through the use of proceeds from additional commercial paper borrowings.

   The aggregate annual principal payments of long-term debt for the five succeeding fiscal years are as follows: 1996, $51,053,000; 1997, $607,000; 1998,
$862,000; 1999, $4,139,000; and 2000, $435,000.

   The company has complied with restrictions and limitations included in the provisions of various loan and credit agreements. At March 4, 1995, retained earnings were not restricted as to payment of dividends by these provisions.

7. PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization expenses were $82,740,000 for 1995, $76,312,000 for 1994 and $71,998,000 for 1993. Depreciation and amortization generally are computed on a straight-line basis over the following estimated lives: Buildings, 30 to 45 years; Leasehold improvements, term of lease or useful lives of assets, whichever is shorter; and Equipment, 3 to 15 years. Accelerated methods are used for income tax purposes.

   At March 4, 1995, land, buildings and related equipment with a carrying value of $11,285,000 were pledged to secure certain long-term debt totaling $10,812,000.

8. FINANCIAL INSTRUMENTS

The carrying amounts and fair values of financial instruments at March 4, 1995, and February 26, 1994, are listed as follows:

- -------------------------------------------------------------------
In thousands of dollars                   1995                 1994
- -------------------------------------------------------------------
                           CARRYING       FAIR   CARRYING      FAIR
                             AMOUNT      VALUE     AMOUNT     VALUE
- -------------------------------------------------------------------
Marketable equity
  securities               $  4,970   $  4,970   $  3,793  $ 11,390
Commercial paper
  indebtedness              436,500    436,500    186,000   186,000
Long-term
  indebtedness              507,037    484,196    458,330   446,943
- -------------------------------------------------------------------


   It was not practicable to estimate the fair values of non-marketable investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts of $4,131,000 at March 4, 1995, and $2,209,000 at February 26, 1994, represent the original costs of the investments currently owned, which management believes are not impaired.

   The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Marketable equity securities: The fair value of marketable equity securities is based on quoted market prices.

Commercial paper indebtedness: The carrying amounts for commercial paper indebtedness approximate their fair market values.

Long-term indebtedness: The fair values of long-term indebtedness are estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the company for debt of the same remaining maturities. The Perry 8 1/2% debentures were valued at their March 15, 1995, redemption price.

9. RETIREMENT PLANS

The company and its subsidiaries have several retirement plans covering salaried employees and certain hourly-paid employees. Amounts charged to earnings for retirement plans totaled $4,845,000 in 1995, $4,795,000 in 1994 and $3,691,000
in 1993.

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

   Pension expense for the defined benefit plans includes the following components:

- -------------------------------------------------------------------
In thousands of dollars                   1995       1994      1993
- -------------------------------------------------------------------
Service cost                           $ 1,776    $ 1,417   $ 1,247
Interest cost                            1,570      1,433     1,335
Actual return on plan assets               527     (2,374)   (1,672)
Net amortization and deferral           (2,606)       452      (176)
- -------------------------------------------------------------------
Pension expense                        $ 1,267    $   928   $   734
===================================================================

   The table below sets forth the funded status and amounts recognized in the company's balance sheet for its defined benefit plans as of March 4, 1995, and February 26, 1994:

- -----------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                                               1995                              1994
- -----------------------------------------------------------------------------------------------------------------------------
                                                             PLAN ASSETS       ACCUMULATED      PLAN ASSETS       ACCUMULATED
                                                                  EXCEED          BENEFITS           EXCEED          BENEFITS
                                                             ACCUMULATED            EXCEED      ACCUMULATED            EXCEED
                                                                BENEFITS       PLAN ASSETS         BENEFITS       PLAN ASSETS
- -----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                               $ (8,177)         $(12,472)        $ (8,503)         $(12,435)
  Nonvested benefits                                                (123)             (972)            (180)             (909)
- -----------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                  (8,300)          (13,444)          (8,683)          (13,344)
  Effect of anticipated future compensation levels
   and other events                                                 (513)               --             (551)               --
- -----------------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation                                    (8,813)          (13,444)          (9,234)          (13,344)
Fair value of assets held in the plans                            10,420            11,980           11,287            11,316
- -----------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit obligation            1,607            (1,464)           2,053            (2,028)
Unrecognized net loss                                                943             1,499              577             2,130
Unrecognized prior service cost                                       78               434               10               425
Unrecognized net obligation (asset) at March 1, 1987,
  net of amortization                                               (978)             (155)          (1,118)             (177)
Adjustment to recognize additional minimum liability                  --            (1,778)              --            (2,378)
- -----------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                  $  1,650          $ (1,464)        $  1,522          $ (2,028)
=============================================================================================================================


   The significant actuarial assumptions used were as follows:

- -------------------------------------------------------------------
Percentage                                1995       1994      1993
- -------------------------------------------------------------------
Discount rate                              8.0        7.0       7.5
Rate of increase in future
  compensation levels                      5.0        5.0       6.0
Expected long-term rate of
  return on plan assets                    9.0        9.0       9.0
===================================================================

   Assets of the defined benefit plans are invested in a directed trust that invests in money market funds, common stock, corporate bonds and U.S. government obligations.

   In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," an additional minimum pension liability was recognized resulting in a direct reduction of stockholders' equity of $1,314,000 at March 4, 1995, and $1,916,000 at February 26, 1994.

10. LEASES

The company leases most of its retail store facilities under noncancelable operating leases, many of which expire within ten years. The approximate minimum rental commitments of $985,806,000 at March 4, 1995, are payable as follows:
1996, $143,606,000; 1997, $138,341,000; 1998, $123,109,000; 1999, $107,934,000;
2000, $90,602,000; and $382,214,000 thereafter. These amounts are net of sublease income, which is not significant.

   In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursements for taxes, maintenance and insurance. Most leases contain renewal options, certain of which involve rent increases.

   Total rental expense, net of sublease income, was approximately $130,788,000, in 1995; $128,692,000 in 1994 and $120,401,000 in 1993. These amounts include contingent rentals of $9,516,000, $7,411,000 and $7,423,000, respectively.

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

11. CAPITAL STOCK

The authorized capital stock of the company consists of 240,000,000 shares of common stock and 20,000,000 shares of preferred stock, both having a par value of $1.00 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors. No preferred stock has been issued. However, 45,000 shares of Series A Junior Participating Preferred Stock with a $1.00 per share par value have been authorized and reserved for issuance in connection with the Stockholder Rights Plan as discussed in Note 12.

   As part of the company's restructuring in fiscal year 1994, the Board of Directors authorized a "Dutch Auction" cash self-tender offer for up to 22,000,000 shares of its common stock. A total of 2,077,271 shares were tendered at $18.50 per share.

   On February 16, 1994, the Board of Directors approved a stock repurchase program to acquire up to 5,000,000 shares of the company's common stock in the open market or in privately negotiated transactions. During fiscal year 1995, 1,847,798 shares were purchased in connection with this repurchase program.

12. STOCKHOLDER RIGHTS PLAN

The company maintains a Stockholder Rights Plan designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of the company without offering fair value to all stockholders and to deter other abusive takeover tactics that are not in the best interests of stockholders.

   Under the terms of the Plan, each outstanding share of common stock is accompanied by one Right. Each Right entitles the registered holder to purchase from the company a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $120. The Rights trade with the company's common stock until exercisable. They become exercisable after any person or group acquires 20% or more of the company's outstanding common stock or announces an offer that would result in such person or group acquiring 20% or more of the company's common stock, or 15% of the company's common stock is acquired by an "Adverse Person," as declared by a majority of the company's independent directors. The Rights expire on April 5, 1999, and may be redeemed by the company for $.01 per Right until 10 business days after a person or group acquires 20% or more of the company's common stock. If 20% or more of the company's common stock is acquired or following such an acquisition, there is a merger or other business combination involving the company, each Right entitles its holder to buy shares of Rite Aid common stock having a market value of twice the current exercise price of each Right.

13. STOCK OPTION AND STOCK AWARD PLANS

The company reserves 6,000,000 shares of its common stock for the granting of stock options and other incentive awards to officers and key employees under the 1990 Omnibus Stock Incentive Plan. The number of shares available for grants was increased from 3,000,000 shares by stockholder approval at the 1994 annual meeting. No further grants may be made under the 1983 Employee Stock Option and Appreciation Rights Plan.

   Options may be granted, with or without stock appreciation rights (SARs), at prices that are not less than the fair market value of a share of common stock on the date of grant. Under the 1983 Plan, options are exercisable at the cumulative rate of 25% a year after one year from the date of grant and expire five years after the date of granting. The 1990 Plan provides for the Compensation Committee to determine when and the manner in which options may be exercised; however, it may not be more than ten years from the date of grant. The exercise of either a SAR or option automatically will cancel any related option or SAR. Under the Plans, the payment for SARs will be made in shares, cash or cash and shares at the discretion of the Compensation Committee.

   Following is a summary of stock option transactions for the three fiscal years ended March 4, 1995:

- -------------------------------------------------------------------
Shares under option                     1995       1994        1993
- -------------------------------------------------------------------
Stock options:
Outstanding--beginning
  of year                          2,437,606  2,599,756     755,830
Granted                              604,400     13,500   2,201,250
Exercised ($15.00 to
  $21.00 per share)                     (375)   (65,400)   (321,446)
Converted to and
  exercised as SARs                 (312,592)        --          --
Expired and cancelled               (244,388)  (110,250)    (35,878)
Outstanding--end of year
  ($16.935 to $20.625
  per share)                       2,484,651  2,437,606   2,599,756
Exercisable--end of year             190,876    796,919     274,206


Stock appreciation rights:
Outstanding--beginning
  of year                                 --        --        3,200
Granted                                   --        --           --
Exercised                                 --        --           --
Expired and cancelled                     --        --       (3,200)
Outstanding--end of year                  --        --           --
===================================================================

   The 1990 Plan also permits the granting of restricted stock and stock-based awards that may require, among other things, continued employment and/or the attainment of specified performance objectives. In fiscal year 1991, 395,000 shares were granted for stock-based awards, which will be expensed over the five-year vesting period. Amounts charged to earnings for the stock-based awards were $3,531,000 in 1995, $1,409,000 in 1994 and $1,652,000 in 1993.

   As of March 4, 1995, February 26, 1994, and February 27, 1993, there were 3,067,162 shares, 397,750 shares and 353,750 shares, respectively, available for future grants under the Plan.

14. COMMITMENTS AND CONTINGENCIES

The company had standby letters of credit of $31,390,000 and $31,004,000 at March 4, 1995, and February 26, 1994, respectively.

   The company is the defendant in claims and lawsuits arising in the ordinary course of business. In the opinion of management, these matters are covered adequately by insurance, or if not so covered, are without merit or are of such nature or involve such amounts as would not have a material effect on the financial statements of the company if decided adversely.

15. SUBSEQUENT EVENT

On April 20, 1995, the company issued $200,000,000 of 7 5/8% senior notes due April 15, 2005. The notes were issued under a previously filed Form S-3 shelf registration statement. Net proceeds from the sale of the notes were used for general corporate purposes including the repayment of outstanding commercial paper of the company. The notes may not be redeemed prior to maturity and will not be entitled to any sinking fund.

Interim Financial                          Rite Aid Corporation and Subsidiaries
Results (Unaudited)

- -----------------------------------------------------------------------------------------------------------------------------
In thousands of dollars except per share amounts                             YEAR 1995 (53 WEEKS)
- -----------------------------------------------------------------------------------------------------------------------------
                                                       FIRST           SECOND           THIRD          FOURTH
                                                     QUARTER          QUARTER         QUARTER         QUARTER            YEAR
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                         $1,051,142       $1,035,132     $ 1,093,811      $1,353,766      $4,533,851
Costs and expenses                                   995,439          990,665       1,049,669       1,266,614       4,302,387
- -----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                            55,703           44,467          44,142          87,152         231,464
Income taxes                                          21,723           17,343          17,214          33,898          90,178
- -----------------------------------------------------------------------------------------------------------------------------
Net income                                        $   33,980       $   27,124     $    26,928      $   53,254      $  141,286
=============================================================================================================================
Earnings per share                                $      .40       $      .32     $       .32      $      .63      $     1.67
=============================================================================================================================


- -----------------------------------------------------------------------------------------------------------------------------
In thousands of dollars except per share amounts                             YEAR 1994 (52 WEEKS)
- -----------------------------------------------------------------------------------------------------------------------------
                                                       FIRST           SECOND           THIRD          FOURTH
                                                     QUARTER          QUARTER         QUARTER         QUARTER            YEAR
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                         $  999,540       $  973,147      $1,008,586      $1,077,438      $4,058,711
Costs and expenses                                   948,100          934,910         974,799       1,155,232*      4,013,041
- -----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
   before income taxes                                51,440           38,237          33,787         (77,794)         45,670
Income taxes                                          19,804           16,660          13,120         (30,122)         19,462
- -----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations              31,636           21,577          20,667         (47,672)         26,208
Income (loss) from discontinued operations             2,522            2,008           2,294         (23,744)**      (16,920)
- -----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $   34,158       $   23,585      $   22,961      $  (71,416)     $    9,288
=============================================================================================================================
Earnings (loss) per share
   Continuing operations                          $      .36       $      .25      $      .23      $     (.54)     $      .30
   Discontinued operations                               .03              .02             .03            (.27)           (.19)
- -----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $      .39       $      .27      $      .26      $     (.81)     $      .11
=============================================================================================================================


 *Included a one-time, pre-tax provision of $149,196,000 for corporate restructuring and other charges (see Note 2 of Notes to Consolidated Financial Statements).

**Included a $42,000,000 charge for loss on disposal of discontinued operations less applicable income tax benefit of $16,380,000 (see Note 3 of Notes to Consolidated Financial Statements).

Ten-Year                                   Rite Aid Corporation and Subsidiaries
Financial Review

                                                        Years ended
- -----------------------------------------------------------------------------------------------------------------------------------
                                                         MARCH 4, 1995  FEB. 26, 1994   FEB. 27, 1993  FEB. 29, 1992  MARCH 2, 1991
In thousands of dollars except per share amounts            (53 Weeks)     (52 Weeks)      (52 Weeks)     (52 Weeks)     (52 Weeks)
- -----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                 $  4,533,851   $  4,058,711    $  3,833,591    $ 3,530,560    $ 3,259,766
Cost of goods sold, including occupancy costs                3,327,920      2,970,025       2,804,787      2,564,751      2,350,873
Selling, general and administrative expenses                   932,167        865,137         798,848        741,144        696,401
Interest expense                                                42,300         28,683          29,387         37,463         49,484
Provision for videocassette rental department closings              --             --              --             --             --
Restructuring and other charges                                     --        149,196              --             --             --
- -----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes          231,464         45,670         200,569        187,202        163,008
Income taxes                                                    90,178         19,462          76,819         72,261         62,879
- -----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                              141,286         26,208         123,750        114,941        100,129
Income (loss) from discontinued operations, net of
  income taxes                                                      --        (16,920)          8,646          9,075          7,171
Cumulative effect of accounting change                              --             --              --             --             --
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                                $    141,286   $      9,288    $    132,396    $   124,016    $   107,300
===================================================================================================================================
PER SHARE OF COMMON STOCK
Income from continuing operations                         $       1.67   $        .30    $       1.41    $      1.32    $      1.21
Net income                                                $       1.67   $        .11    $       1.51    $      1.43    $      1.29
Dividends per share                                       $        .62   $        .60    $      .5625    $     .5125    $     .4625
Book value, based on shares outstanding at year end       $      12.02   $      11.10    $      11.76    $     10.82    $      9.32
- -----------------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION
Working capital                                           $    795,995   $    763,216    $    811,645    $   723,195    $   707,451
Current ratio                                                   2.38:1         3.11:1          4.03:1         3.49:1         3.98:1
Property, plant and equipment (net)                       $    778,479   $    638,694    $    551,392    $   502,728    $   493,947
Long-term debt                                            $    805,984   $    613,418    $    489,220    $   427,503    $   585,434
Total assets                                              $  2,472,607   $  1,989,070    $  1,858,506    $ 1,734,479    $ 1,666,958
Stockholders' equity                                      $  1,011,812   $    954,714    $  1,035,643    $   950,575    $   773,948
- -----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Weighted average shares outstanding                         84,771,000     87,972,000      87,933,000     86,917,000     82,996,000
Number of retail drugstores                                      2,829          2,690           2,573          2,452          2,420
Number of employees                                             36,700         28,550          27,750         27,607         27,290
- -----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY DATA
Results prepared on a FIFO basis:
     Income from continuing operations                    $    150,663   $     32,864    $    134,335    $   125,228    $   111,290
      Per share amount                                    $       1.78   $        .37    $       1.53    $      1.44    $      1.34
     Net income                                           $    150,663   $     15,944    $    142,981    $   134,303    $   118,461
      Per share amount                                    $       1.78   $        .18    $       1.63    $      1.55    $      1.42
===================================================================================================================================

Ten-Year                                   Rite Aid Corporation and Subsidiaries
Financial Review

                                                        Years ended
- -----------------------------------------------------------------------------------------------------------------------------------
                                                           March 3, 1990  March 4, 1989   Feb 27, 1988   Feb 28, 1987  March 1, 1986
In thousands of dollars except per share amounts             (52 Weeks)     (53 Weeks)     (52 Weeks)     (52 Weeks)    (52 Weeks)
- -----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                  $ 3,011,250    $ 2,729,325     $ 2,381,022    $ 1,650,643    $ 1,469,532
Cost of goods sold, including occupancy costs                2,165,097      1,960,627       1,721,528      1,181,719      1,051,627
Selling, general and administrative expenses                   646,540        583,860         481,921        323,435        280,633
Interest expense                                                51,933         40,840          32,344         19,992         17,683
Provision for videocassette rental department closings          22,000             --              --             --             --
Restructuring and other charges                                     --             --              --             --             --
- -----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes          125,680        143,998         145,229        125,497        119,589
Income taxes                                                    48,764         56,325          59,135         56,329         57,870
- -----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                               76,916         87,673          86,094         69,168         61,719
Income (loss) from discontinued operations, net of
  income taxes                                                  25,142          7,537          54,747          8,816            828
Cumulative effect of accounting change                              --             --           3,712             --             --
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                                 $   102,058    $    95,210     $   144,553    $    77,984    $    62,547
===================================================================================================================================
PER SHARE OF COMMON STOCK
Income from continuing operations                          $       .93    $      1.06     $      1.04    $       .84    $       .75
Net income                                                 $      1.23    $      1.15     $      1.75    $       .94    $       .76
Dividends per share                                        $       .42    $       .38     $       .34    $       .30    $       .26
Book value, based on shares outstanding at year end        $      8.49    $      7.67     $      6.90    $      5.48    $      4.82
- -----------------------------------------------------------------------------------------------------------------------------------
YEAR-END FINANCIAL POSITION
Working capital                                            $   633,326    $   297,334     $   309,130    $   234,391    $   233,652
Current ratio                                                   3.93:1         1.62:1          1.86:1         1.74:1         2.09:1
Property, plant and equipment (net)                        $   475,548    $   434,801     $   383,653    $   298,820    $   235,960
Long-term debt                                             $   542,051    $   228,260     $   227,153    $   153,399    $   146,146
Total assets                                               $ 1,539,311    $ 1,417,520     $ 1,224,244    $   964,330    $   792,167
Stockholders' equity                                       $   704,413    $   636,184     $   571,014    $   452,544    $   397,993
- -----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Weighted average shares outstanding                         82,958,000     82,904,000      82,660,000     82,562,000     82,470,000
Number of retail drugstores                                      2,352          2,184           2,072          1,586          1,392
Number of employees                                             26,935         27,347          26,703         19,454         16,217
- -----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY DATA
Results prepared on a FIFO basis:
     Income from continuing operations                     $    86,504    $    95,481     $    92,041    $    73,049    $    65,243
      Per share amount                                     $      1.04    $      1.15     $      1.11    $       .88    $       .79
     Net income                                            $   111,646    $   103,018     $   150,500    $    81,865    $    66,071
      Per share amount                                     $      1.35    $      1.24     $      1.82    $       .99    $       .80
===================================================================================================================================

Directors and
Corporate Officers


DIRECTORS                    CHAIRMAN                 VICE PRESIDENTS           ASSISTANT
                                                                                VICE PRESIDENTS
Franklin C. Brown            Martin L. Grass          Thomas R. Coogan
Executive Vice President     Chief Executive Officer  Treasurer                 I. Lawrence Gelman
and Chief Legal Counsel                                                         Associate Counsel
                             PRESIDENT                Gerald P. Cardinale       and Secretary
Alex Grass                                            Category Management,
Honorary Chairman of the     Timothy J. Noonan        Support Services          Ted W. Armstrong
Board and Chairman of the    Chief Operating Officer                            Human Resources
Executive Committee                                   Eric S. Elliott
                             EXECUTIVE                Third Party               Barry E. Criss
Martin L. Grass              VICE PRESIDENTS          Administration            Store Planning
Chairman of the Board and
Chief Executive Officer      Frank M. Bergonzi        W. Michael Knievel        Daniel E. Garber
                             Chief Financial Officer  Corporate Security        Rack Rite Distributors
Philip Neivert
Private Investor             Franklin C. Brown        James E. Krahulec         Michael A. Podgurski
Rochester, NY                Chief Legal Counsel      Government and            Drugstore Operations
                                                      Trade Relations
Timothy J. Noonan            Kevin J. Mann                                      Richard J. Varmecky
President and                Marketing                James O. Lott             Corporate Controller
Chief Operating Officer                               Risk Management
                             SENIOR VICE PRESIDENTS                             Mary A. Verbryke
Leonard N. Stern                                      Raymond B. McKeeby        Category Management,
Chairman of the Board and    Dennis J. Bowman         Pricing                   Purchasing
Chief Executive Officer      Information Services
The Hartz Group, Inc.                                 Suzanne Mead              Gregory D. Webb
New York, NY                 Joel F. Feldman          Corporate Communications  Drugstore Operations
                             Eagle Managed Care
Henry Taub                                            Michael F. Morris         ASSISTANT SECRETARY
Honorary Chairman            Wayne Gibson             Store Planning
of the Board                 Planning                                           Lilli A. Binder
Automatic Data                                        Thomas J. Slovenkay
Processing, Inc.             Charles R. Kibler        Category Management,      ASSISTANT TREASURER
Roseland, NJ                 Drugstore Operations     Purchasing
                                                                                Glenn Gershenson
Preston Robert Tisch         Philip D. Markovitz      Joseph S. Speaker
Co-chairman and              Corporate Real Estate    Retail Controller
Co-chief Executive Officer
Loews Corporation            Ronald A. Miller         James M. Talton
New York, NY                 Distribution             Human Resources

Gerald Tsai, Jr.             Robert R. Souder
Chairman, President          Human Resources
and Chief Executive Officer
Delta Life Corporation
Memphis, TN

Investment Information

ANNUAL MEETING

The annual meeting will be held on July 11, 1995, at 11:00 a.m. in the theater of the Hershey Lodge and Convention Center, West Chocolate Avenue and University Drive, Hershey, PA 17033, (717) 533-3311


FORM 10-K

The annual report to the Securities and Exchange Commission on Form 10-K is available upon written request to the secretary of the company.


REGISTRAR AND TRANSFER AGENT

Harris Trust Company of New York
c/o Harris Bank
311 West Monroe Street
11th Floor
Chicago, IL 60606


DIVIDEND REINVESTMENT

The company offers an automatic dividend reinvestment plan for the convenience of stockholders and employees. For further information, contact:

Harris Trust Company of New York
Dividend Reinvestment Plan
P.O. Box A3309
Chicago, IL 60690-3309


RITE AID CORPORATION
General Offices:
30 Hunter Lane
Camp Hill, PA 17011-2404


MAILING ADDRESS
P.O. Box 3165
Harrisburg, PA 17105-3165
(717) 761-2633



Rite Aid Drugstores


[GRAPHIC OF MAP -- SEE EDGAR APPENDIX]

AS OF MARCH 4, 1995

Alabama                     5
Connecticut                47
Delaware                   20
District of Columbia        7
Florida                   141
Georgia                    56
Indiana                    32
Kentucky                  117
Maine                      77
Maryland                  180
Massachusetts              47
Michigan                  347
New Hampshire              39
New Jersey                184
New York                  270
North Carolina            111
Ohio                      329
Pennsylvania              386
Rhode Island                7
South Carolina             81
Tennessee                  37
Vermont                    11
Virginia                  163
West Virginia             135
- -----------------------------
Total                   2,829

                                EDGAR APPENDIX


EDGAR VERSION                             TYPESET VERSION
- -------------                             ---------------
1995 Form 10-K, Exhibit 13 --            1995 Form 10-K, Exhibit 13 --
  (Rite Aid Corporation's 1995             (Rite Aid Corporation's 1995
  Annual Report to Shareholders)           Annual Report to Stockholders)

Front Cover -- Graphics omitted.         Front Cover -- Photograph of
                                         prescription medicines.

Page 1 -- Photograph omitted.            Page 1 -- Photograph of Alex Grass,
                                         Former Chairman of the Board and
                                         Chief Executive Officer.

Page 2 -- One bar chart omitted          Page 2 -- One bar chart depicting
                                         income from continuing operations in
                                         millions of dollars from fiscal year
                                         1991 to fiscal year 1995.  (The text
                                         and numbers used in this chart appear
                                         in the text of the EDGAR Version).

Page 3 -- Photograph omitted.            Page 3 -- Photograph of Martin L.
                                         Grass, Chairman of the Board and Chief
                                         Executive Officer and Timothy J.
                                         Noonan, President and Chief Operating
                                         Officer.

Page 6 -- Photographs omitted.           Page 6 -- One photograph depicting
                                         a Rite Aid Pharmacy store front and
                                         one photograph depicting a Perry
                                         Drugs store front.

Page 7 -- Graphics omitted.              Page 7 -- Map of New York City
                                         showing existing Rite Aid drugstores
                                         and projected Rite Aid drugstores.

Page 8 -- Photograph omitted.            Page 8 -- One photograph depicting
                                         customers shopping at a Rite Aid
                                         drugstore.

Page 9 -- Photographs omitted            Page 9 -- Photograph at top of page
                                         depicts customer at a Rite Aid 1 Hour
                                         Photo/Rite Express counter and below,
                                         two photographs show pharmacists
                                         counseling patients.

EDGAR VERSION                            TYPESET VERSION
- -------------                            ---------------
Page 10 -- Photograph and                Page 10 -- Photograph at top of page
           graphics omitted.             depicts customer shopping for food
                                         products at a Rite Aid drugstore.  At
                                         bottom of page are shown small appliances
                                         sold by Rite Aid drugstores.

Page 11 -- Graphics and                  Page 11 -- At top of page are shown
           Photograph omitted.           designer fragrances sold by Rite Aid
                                         drugstores.  Below, a photograph depicts
                                         a customer shopping for hair care
                                         products.

Page 12 -- Photographics omitted.        Page 12 -- One photograph depicting
                                         Rite Aid Corporation's video-
                                         conferencing capability.  Another photo-
                                         graph depicts a training session for Rite
                                         Aid Employees.

Page 13 -- Three bar charts omitted.     Page 13 -- One bar chart depicting
                                         drugstore sales in billions of
                                         dollars from fiscal year 1991 to
                                         fiscal year 1995.  (The text and
                                         numbers used in this chart appear
                                         in the text of the EDGAR Version).

                                         Page 13 -- One bar chart depicting
                                         pharmacy sales as a percentage of
                                         drugstore sales from fiscal year 1991
                                         to fiscal year 1995.  (The text and
                                         numbers used in this chart appear in
                                         the text of the EDGAR Version).

                                         Page 13 -- One bar chart depicting
                                         number of drugstores from fiscal year
                                         1991 to fiscal year 1995.  (The text
                                         and numbers used in this chart appear in the text of the EDGAR Version).

Page 14 -- One bar chart                 Page 14 -- One bar chart depicting
           omitted.                      third-party sales as a percentage of
                                         pharmacy sales from fiscal year 1991
                                         to fiscal year 1995.  (The text and
                                         numbers used in this chart appear in
                                         the text of the EDGAR Version.)

EDGAR VERSION                            TYPESET VERSION
- -------------                            ---------------
Page 15 -- One bar chart                 Page 15 -- One bar Chart depicting
           omitted.                      annual dividend per share from fiscal
                                         year 1991 to fiscal year 1995.  (The text
                                         and numbers used in this chart appear in
                                         the text of the EDGAR Version).

Inside Back Cover -- graphic             Inside Back Cover -- Map of Eastern
omitted.                                 United States of America depicting
                                         Rite Aid's area of operation.