Form 10-K405, Exhibit 13
period 1996-03-02
RITE AID CORP
filed 1996-05-31
CIK 84129

                                    RITE AID

1996 ANNUAL REPORT

                                    [PHOTO]

                                  OUR BUSINESS

Rite Aid Corporation operates more drugstores than any other company in the United States. On March 2, 1996, there were 2,759 drugstores in 21 states and the District of Columbia.

     The company also operates Eagle Managed Care, a wholly owned subsidiary, which markets prescription benefit plans and other managed care services to employers. Rite Aid common stock is listed on the New York and Pacific Stock Exchanges as RAD.

FOR YOUR LIFE, RITE AID'S GOT IT.(SM)

Cover: Rite Aid's first-ever advertising campaign, rolled out during October 1995 on TV, radio and in newspaper in our major markets, targets our core customers -- active, time-pressed women and their families -- using dynamic images to illustrate their busy lives.

     Contents
 1   Highlights of the Year
 2   Letter to Stockholders
 5   Prescription for Success
13   Financial Review
36   Directors and Corporate Officers

                              FINANCIAL HIGHLIGHTS

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS    Year ended March 2, 1996  Year ended March 4, 1995
- ------------------------------------------------------------------------------------------------------------------
                                                               (52 WEEKS)                (53 WEEKS)       % CHANGE
- ------------------------------------------------------------------------------------------------------------------
Net Sales                                                    $ 5,446,017               $ 4,533,851           20.1
- ------------------------------------------------------------------------------------------------------------------
Net Income                                                   $   158,947               $   141,286           12.5
- ------------------------------------------------------------------------------------------------------------------
Earnings per Common Share                                    $      1.90               $      1.67           13.8
- ------------------------------------------------------------------------------------------------------------------
Dividends per Common Share                                   $      .695               $       .62           12.1
- ------------------------------------------------------------------------------------------------------------------
Average Number of Common Shares Outstanding                   83,808,000                84,771,000

Total Assets                                                 $ 2,841,995               $ 2,472,607

Stockholders' Equity                                         $ 1,103,619               $ 1,011,812

Return on Average Stockholders' Equity                              15.0%                     14.4%

Number of Employees                                               35,700                    36,700
- ------------------------------------------------------------------------------------------------------------------

Note: The company uses the LIFO method of accounting for substantially all of its inventories. Under the FIFO method, net income would have been higher by $11,152,000 or $.13 per share and $9,377,000 or $.11 per share for fiscal years 1996 and 1995, respectively.

DRUGSTORE SALES GRAPH
(DOLLARS IN BILLIONS)

1992            3.53
1993            3.83
1994            4.06
1995            4.53
1996            5.45

INCOME FROM CONTINUING OPERATIONS GRAPH
(DOLLARS IN MILLIONS)

1992           114.9
1993           123.8
1994           116.8*
1995           141.3
1996           158.9

* Income from continuing operations excluding the after-tax effect of the provision for corporate restructuring and other charges.

ANNUAL DIVIDEND PER SHARE GRAPH
(CENTS PER SHARE)

1992           51.25
1993           56.25
1994           60.00
1995           62.00
1996           69.50

                              TO OUR STOCKHOLDERS

Fiscal 1996 has been filled with many exciting changes. We completed a very successful year, recording the best sales and earnings in our history. Revenues reached $5.45 billion and net income was $158.9 million. We finished the year operating 2,759 drugstores, more than any other drugstore retailer in the United States. Comparable store sales increased 6.6%, with solid growth in both the front end of the store and the pharmacy.

     We are working diligently to improve our market share as well as the quality of our store base. Today we are opening stores that are 10,500 square feet. The new stores are generally situated on one acre corner parcels, large enough to provide 50 parking spaces and the convenience of a drive-thru pharmacy window. We presently have 25 full-time representatives responsible for finding the best possible sites for these stores. In fiscal 1996, we opened 145 new stores, relocated 121 smaller profitable units and expanded 102 buildings. This year we will intensify that program, adding 125 new stores, relocating 200 drugstores and enlarging 100 stores. Our streamlined store planning process has enabled us to approve a site and have an executed transaction within two weeks. This is a competitive advantage when negotiating with landlords who have great demand for their property and are interested in executing a lease quickly.

     In our quest to improve our market share wherever we operate, we decided to exit markets where we did not have enough stores to be a major managed care provider. We sold 109 stores in Florida to Eckerd Corporation in July. Shortly after that, we sold our Massachusetts and Rhode Island stores to Brooks Pharmacy and CVS, Inc. We made two strategic acquisitions during this same period, purchasing 30 Pathmark drugstores in New York City and 20 Brooks stores in Maine. Today we are the largest pharmacy provider in both of these markets.

     We continue to refine the interior and exterior of our buildings. In January, we opened the first of our new prototype stores. The interior of this unit features a new layout, more clearly delineating the product categories within the store. The color tones are pastel with contemporary graphics which cater to our target customers -- women between the ages of 20 and 55. The store continues to feature, in addition to the pharmacy, a convenience food section, a one-hour photo department and our business service counter. The store includes a new system for displaying in-store signage and banners.

     Category management, which we introduced this past year, has already yielded results in the front end of the store. We are more carefully analyzing gross margin return per linear foot. In addition, we have found that we can increase the number of larger product sizes, generating greater sales per customer. It is our intention to have the entire store category planned by the end of fiscal 1997. Our supplier partners have been extremely supportive. In almost every case they have seen a substantive improvement in our sale of their products.

     In the third quarter we introduced a broadcast advertising program to enhance our image and increase our pharmacy business. The television commercials began in October and were supplemented by radio in smaller

                [PHOTO OF MARTIN L. GRASS AND TIMOTHY J. NOONAN]

                                 MARTIN L. GRASS
                             Chairman of the Board &
                             Chief Executive Officer
                                     (left)

                                TIMOTHY J. NOONAN
                                   President &
                             Chief Operating Officer
                                     (right)


markets that could not be reached economically by television. We have dramatically reduced our newspaper advertisements and cut back the number of circulars in certain markets. After the initial campaign, we supplemented our message with a strong item and price campaign utilizing our core images and music in the television and radio advertising.

     We realize that we cannot change our marketing image overnight with television. However, we believe that we are well on our way to enhancing our position in the minds of our current and potential customers. We have conducted extensive post-advertising surveys and the results have been overwhelmingly positive when measured against industry benchmarks. In addition, we have significantly raised our visibility in the managed care community. This is extremely important when negotiating third-party pharmacy business.

     We continue to invest heavily in technology to improve our customer service and lower our selling, general and administrative expense. We do this recognizing that the drug retailers, who survive to become the preferred partners with managed care in the future, will be the enterprises that possess the most sophisticated technology. In fiscal 1997, we will introduce a chain-wide pharmacy replenishment system to complement the front-end system that is already in place. We have recently become one of the early users of parallel sysplex/data sharing. This system, developed by IBM, allows us to add stores more easily and to ensure consistency and flexibility in the flow of data between our stores and corporate headquarters. We are introducing interactive telephone systems in all of our stores to enable prescription customers and doctors to order both new and refill prescriptions more easily. Last October, we commenced software development at a new location in Hunt Valley, Maryland. The proximity to numerous universities, and a larger technology job pool, will enhance our recruiting efforts. We expect to have more than 50 developers on staff by the end of fiscal 1997.

     Going forward, retail pharmacy will have to become more proactive with managed care providers. To reduce costs, managed care is going to be forced to contract only with the most efficient retail providers that can offer the highest quality service along with the most competitive prices. This trend impels us to ensure that our customers are receiving the lowest cost drugs in compliance with their doctors' orders. There are many drugs in the marketplace referred to as "me too" drugs. These are medications that provide the same therapy as another drug but at a different price level. The opportunity in the marketplace today is to partner with those pharmacy benefit managers and pharmaceutical manufacturers that are trying to provide the most effective pharmacy therapy at the lowest possible price by implementing formularies or approved lists of drugs. We intend to aggressively implement this strategy throughout our chain.

     At Rite Aid we have decided that not all pharmacy benefit managers (PBMs) are the same. We have already begun to distinguish between those PBMs that derive most of their profit by squeezing retailers' margins and those that provide a value-added service before entering into preferred partnerships. We are aware, however, that we must be the most cost competitive to be an effective managed care partner.

     At the April meeting of your Directors, Nancy Lieberman was nominated to the Board of Rite Aid Corporation. Ms. Leiberman is a partner with the law firm of Skadden, Arps, Slate, Meagher & Flom in New York City. She has extensive experience in corporate matters and will be an asset to our board.

     On November 30, 1995, we announced the proposed acquisition of Revco D.S., Inc., a chain of 2,100 drugstores operating in the midwest and southeastern United States. Unfortunately, because of strenuous, unfounded anti-trust objections by the Federal Trade Commission, we were forced to abandon our tender offer on April 24, 1996.

     Despite the tremendous investment in building new stores and implementing the finest technology, our more than 35,700 associates are still our primary asset. Their performance this past year has been outstanding. As always, we will call upon them to redouble their effort and propel us to yet another year of record achievement. Furthermore, the executive management of Rite Aid is well aware that the success of our stock price is the principal factor in enhancing their net worth. We will push harder this year to continue the achievements of fiscal 1996.


/s/MARTIN L. GRASS
- ------------------
MARTIN L. GRASS
Chairman of the Board and
Chief Executive Officer


/s/TIMOTHY J. NOONAN
- --------------------
TIMOTHY J. NOONAN
President and
Chief Operating Officer

                            PRESCRIPTION FOR SUCCESS



                                    [PHOTO]

[WE ARE ESTABLISHING RITE AID AS THE LEADING DRUGSTORE IN OUR MARKETS. WE ARE ACHIEVING THIS BY ENSURING THAT OUR STORES, PRODUCTS AND SERVICES ARE CONSISTENTLY THE BEST.]

For decades, Rite Aid followed a simple formula in running our business: maintain centralized support operations, tightly control costs and offer a focused and basic merchandise mix. But in today's environment, it is no longer business as usual. We are faced with fierce competition in our markets and the continuously changing preferences and shopping habits of an increasingly diverse customer base. To contend with these mounting pressures, we are evaluating every facet of our business.

     Our customer research has formed the basis of the aggressive three-year growth plan we introduced last year. Its key objectives -- to increase per-store sales, foster customer loyalty, enhance the level of convenience we provide and position Rite Aid as the premier drugstore provider in all of our markets. In fact, when surveyed, our most loyal customers identified convenience as the primary reason they choose a drugstore. We intend to be the standard against which all other drugstores are measured. Achieving our goal is an ongoing, evolutionary process, but we made major strides during the year.

AGGRESSIVE REAL ESTATE GROWTH

In 1995, we aggressively launched a program to reposition our store base. Our new 10,500-square-foot store prototype responds to the needs and expectations of our core customer. Wider aisles, more attractive lighting,

                                    [PHOTO]

[OUR NEW PROTOTYPE DEMONSTRATES WE'RE LISTENING TO WHAT OUR CUSTOMERS WANT:
WIDER AISLES, SOFTER COLORS AND LIGHTING AND, OVERALL, A STORE THAT'S EASY, PLEASANT AND COMFORTABLE TO SHOP.]

                                    [PHOTO]
an expanded merchandise mix, one-hour photo finishing, larger pharmacy waiting areas and public restrooms underscore our commitment to making shopping as convenient and easy as possible. So does our expanded offering of cosmetics, designer fragrances, frozen meals, dairy products and other convenience foods for shoppers on the run. New stores also feature small appliances and a business service counter. Market by market, store by store, we're satisfying customers. Our new approach is increasing traffic, attracting many new pharmacy customers to the front end and, overall, generating strong sales gains.

     We plan to build more than 1,000 larger format stores by fiscal year-end 1998. Roughly two-thirds of them will be relocations or expansions of existing stores. Almost all of our new stores are freestanding locations offering the ultimate in customer convenience. We defined the ideal sites for new stores as high-profile locations that provide easy access, plentiful parking and drive-thru pharmacy windows.

                                [10,500 SQ. FT.]


[WITH SUBSTANTIALLY MORE FLOOR SPACE, WE'VE EXPANDED OUR MERCHANDISE OFFERING TO INCLUDE A RANGE OF NEW PRODUCT CATEGORIES THAT ARE CONTRIBUTING TO IMPROVED PROFIT MARGINS IN THE FRONT END OF OUR STORES.]

                                    [PHOTO]

[OUR CUSTOMERS CAN FIND AN EVEN LARGER SELECTION OF GENERAL MERCHANDISE AND OTHER LIFESTYLE PRODUCTS.]

                                    [PHOTO]

[WE'RE DEMONSTRATING OUR COMMITMENT TO OUR CUSTOMERS' WELL-BEING WITH A FULL SELECTION OF PRODUCTS THAT PROMOTE HEALTHY LIFESTYLES.]

                                    [PHOTO]

[RITE AID SETS THE STANDARD FOR CONVENIENCE AS CUSTOMERS DEPEND INCREASINGLY ON US FOR ESSENTIALS LIKE CONVENIENCE FOOD, BREAD AND FRESH DAIRY PRODUCTS.]

                                    [PHOTO]

[OUR ONE-HOUR PHOTO COUNTERS, NOW IN OVER 500 STORES, ARE GENERATING SALES INCREASES IN FILM AND PHOTOGRAPHY-RELATED ITEMS, AS WELL AS GREATER CUSTOMER TRAFFIC THROUGHOUT THE STORE.]

                                    [PHOTO]

[NOW RITE AID IS THE SOURCE OF A GREATER RANGE OF COMPETITIVELY PRICED, UPSCALE COSMETICS AND DEPARTMENT-STORE-BRAND FRAGRANCES, AS WELL AS PRODUCT LINES GEARED TO ETHNIC CUSTOMERS.]

                                    [PHOTO]

                                    [PHOTO]

[TODAY, ALL OUR PHARMACIES ARE LINKED ON-LINE, ENSURING THAT PHARMACISTS AND CUSTOMERS GET THE MOST CURRENT INFORMATION ABOUT THEIR DRUGS. THIS LETS CUSTOMERS FILL PRESCRIPTIONS CHAIN-WIDE -- SO THAT PRACTICALLY ANYWHERE THEY GO, RITE AID CAN BE THEIR NEIGHBORHOOD STORE.]

GETTING OUR MESSAGE ACROSS

We made a significant investment in a comprehensive, image-building marketing communications program in 1995. Television and radio advertising launched in 52 markets appeals to our core customers with the tag line "For Your Life, Rite Aid's Got It." Words and images portray Rite Aid as the most convenient place for busy women to find helpful, knowledgeable pharmacists and value-priced health and beauty products. This image-enhancing program seeks to bring perceptions in our markets in line with the reality of our products and services. To reinforce our message, the media mix also includes print ads, seasonal circulars and in-store signage.

INTELLIGENT TECHNOLOGY LEADERSHIP

A strong technical infrastructure creates business value by reducing costs and leveraging the impact of each new enhancement. In fiscal 1996, we again led the industry in the use of new communications technologies. Our field management team now has instant access to all store financial information through laptop computers that can dial into our computer network. E-mail links throughout our network and weekly television broadcasts to our stores and field managers have transformed the way we communicate, bringing together a diverse team across the regions we serve. Rite Aid now enjoys an unprecedented level of information sharing.

COMMITTED TO OUR COMMUNITIES

Rite Aid is committed to being a good neighbor in every community we serve. Indeed, 35,700 Rite Aid associates live in these same communities. In 1995, associates throughout the chain participated in hundreds of programs that support children's healthcare services and educational initiatives, feed the needy, provide health screenings and counseling for the elderly and raise awareness of pertinent health issues. Children's healthcare gets special attention at Rite Aid with our support of the St. Jude Children's Research Hospital in Memphis and our national sponsorship of the Children's Miracle Network. We also remain committed to our nationally recognized Mother's Day Mammogram Program, which offers free mammograms each May. As we grow, we will continue to demonstrate our commitment to being active, involved members wherever Rite Aid stores are located.

                                    [PHOTO]

[CHILDREN'S MIRACLE NETWORK, ST. JUDE COOL GHOUL PROGRAM AND THE MOTHER'S DAY MAMMOGRAM PROGRAM ARE AMONG THE CHILDREN'S MEDICAL CARE, WOMEN'S HEALTH CARE AND EDUCATIONAL PROGRAMS WE SUPPORT OR SPONSOR AS DEDICATED MEMBERS OF THE COMMUNITIES WE SERVE.]

                                    [PHOTO]

[JOHN HOPPLE'S (SEATED) BALTIMORE MARKET MANAGEMENT TEAM, MADE UP OF (LEFT TO RIGHT) BILL HARDING, HUMAN RESOURCES MANAGER, KIRK GEISLER, DISTRICT MANAGER EAST, AND SHARON ABAYASEKARA, PHARMACY DEVELOPMENT MANAGER, IS EXEMPLARY IN ITS SUCCESSFUL, INTERDISCIPLINARY APPROACH TO ENHANCING CUSTOMER SERVICE, EMPLOYEE DEVELOPMENT AND FINANCIAL PERFORMANCE IN THE FIELD.]

                                FINANCIAL REVIEW









    Contents

14  Management's Discussion and Analysis of
    Results of Operations and Financial Condition
19  Management's Responsibility for
    Financial Statements
20  Independent Auditors' Report
21  Consolidated Balance Sheets
22  Consolidated Statements of Income
23  Consolidated Statements of
    Stockholders' Equity
24  Consolidated Statements of Cash Flows
25  Notes to Consolidated Financial Statements
33  Interim Financial Results (Unaudited)
34  Ten-Year Financial Review

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                      OF OPERATIONS AND FINANCIAL CONDITION




RESULTS OF OPERATIONS

Sales:

Net sales for the fiscal year ended March 2, 1996 totaled $5.446 billion, an increase of $912.2 million or 20.1% higher than last year. Although fiscal 1996 contained 52 weeks compared to 53 weeks for fiscal 1995, the current year recorded strong sales growth mainly attributable to the 224 Perry Drug Stores, Inc. locations acquired on January 27, 1995. Included in the fiscal 1996 net sales were revenues generated by the Perry drugstores for the entire 52-week period amounting to $738.5 million. Fiscal 1995, however, contained Perry drugstore sales for only a five-week period of $76.9 million. Also contributing to the sales gain were same-store sales increases of 6.6% and revenues from the 145 stores opened during fiscal 1996. Adversely impacting sales growth were severe winter weather experienced in the fourth quarter and the 215 locations that were either sold or closed during the year. Most of the stores sold or closed were located in the Florida, Massachusetts and Rhode Island markets and accounted for $112.4 million of fiscal 1996 net sales, down from $260.3 million for the prior fiscal year. As of March 2, 1996, the company operated 2,759 drugstores.

       For fiscal years 1995 and 1994, net sales were $4.534 billion and $4.059 billion, respectively, representing increases of 11.7% and 5.9% over the year-earlier periods. The fiscal 1995 sales gain resulted from same-store sales increases of 7.2% and the benefit of one additional sales week from a 53-week fiscal year. Also included were revenues from the 224 Perry drugstores and 72 LaVerdiere's units from their respective acquisition dates of January 27, 1995 and September 8, 1994. During fiscal year 1995, 200 underperforming drugstores were closed as part of a corporate restructuring. Those 200 stores accounted for $166.4 million of sales in fiscal 1994.

       The 5.9% sales growth for fiscal 1994 reflected same-store sales gains of only 2.8% largely due to a decline in inflation rates for pharmaceutical products and soft demand for nonpharmacy merchandise. There were also lower retail cigarette prices resulting from large price decreases by the manufacturers.


Costs and Expenses:

Cost of goods sold including occupancy costs were 73.8% of net sales for the current year compared to 73.4% for fiscal 1995 and 73.2% for fiscal 1994. As the ratio of pharmacy sales to total drugstore sales grew, so did the ratio of third-party

PHARMACY SALES
AS A PERCENTAGE OF
DRUGSTORE SALES
(percent)

[GRAPH]

1992     46.4
1993     48.5
1994     50.8
1995     53.1
1996     55.2

THIRD-PARTY SALES
AS A PERCENTAGE OF
PHARMACY SALES
(percent)

[GRAPH]


1992     48.0
1993     51.3
1994     54.1
1995     58.5
1996     62.8

NUMBER OF DRUGSTORES

[GRAPH]

1992     2,452
1993     2,573
1994     2,690
1995     2,829
1996     2,759

prescription sales to pharmacy sales. This growth in third-party sales, which typically have lower margins than other pharmacy sales, continued to pressure gross profits. For fiscal years 1996, 1995 and 1994, the percentages of total pharmacy sales to drugstore sales were 55.2%, 53.1% and 50.8%, with third-party sales accounting for 62.8%, 58.5% and 54.1% of total pharmacy sales, respectively. Fiscal 1996 was impacted by the inclusion of the Perry drugstores, which have higher third-party sales and lower gross margins than the rest of the chain. The company's weighted average internal inflation indexes were 2.2% for fiscal 1996, 2.0% for fiscal 1995 and 1.5% for fiscal 1994 resulting in LIFO (last-in, first-out) inventory charges of $18.0 million, $15.4 million and $10.9 million, respectively.

       Selling, general and administrative expenses, expressed as a percentage of net sales, were 20.3%, 20.6% and 21.3% for fiscal years 1996, 1995 and 1994, respectively. The lower operating expense ratio in fiscal 1996 was primarily due to an aggressive cost cutting program and the benefits derived from completing the integration of the Perry acquisition. During the second quarter of fiscal 1996, the administrative offices of Perry were closed and economies of scale and increased efficiencies were realized from more fully utilizing the Perry distribution center. The Michigan distribution center, which previously serviced the original 224 Perry stores, now services over 600 drugstores in the Great Lakes region. The fiscal 1996 expense ratio was also enhanced by the 215 stores that were sold or closed during the year, since they historically had higher cost to sales percentages. Fiscal 1995, compared to the previous year, benefited from higher same-store sales increases and an additional week of sales in which to leverage operating expenses. Furthermore, in fiscal 1995, the company realized the operating benefits from closing the 200 underperforming stores which were part of a corporate restructuring strategy. The closing costs from those stores were charged to the restructuring reserve and not operations. Fiscal year 1994 reflected the low same-store sales gain and its unfavorable impact on operating expenses as well as additional costs associated with a chainwide installation of point-of-sale cash registers and satellite equipment.

       Interest expense was $68.3 million in 1996, $42.3 million in 1995 and $28.7 million in 1994. The increasing expense trend for the three years was mainly due to higher levels of indebtedness and the general rise in short-term interest rates. The annual weighted average rates on the company's commercial paper were 5.9%, 5.0% and 3.2% for fiscal years 1996, 1995 and 1994, respectively. Proceeds from the increased borrowings were used to finance various drugstore acquisitions including 30 Pathmark and 20 Brooks Pharmacy stores in fiscal 1996, and the purchase of Perry and LaVerdiere's in fiscal 1995. Funding was also needed to support the company's new, larger prototype store design. During fiscal 1996, 80 new prototype stores were built, along with 121 relocations and 102 expansions to the new store size. Contributing to the higher debt were the company's stock buyback programs initiated in the fourth quarter of fiscal 1994. The company increased its treasury stock holdings by 407,100 shares, 1,847,798 shares and 2,077,271 shares each year in the three-year period ended March 2, 1996 at a cost of $9.0 million, $36.6 million and $38.4 million, respectively. In April 1995, the company replaced $200 million of short-term debt through the issuance of 7 5/8% senior notes due April 15, 2005. Although the refinancing was at a higher interest rate, it fixed a portion of interest cost on a long-term basis at a favorable rate. In July 1995, the company moved to eliminate its highest rate debt by redeeming the 9 5/8% sinking fund debentures totaling $45 million with proceeds received from the sale of ADAP.


Restructuring and Other Charges:

In January 1994, the company announced a restructuring plan which included sale of the non-drugstore businesses, stock buyback program, closure of 200 underperforming drugstores and write-off of other assets. To provide for the drugstore closings and disposition of other assets, a pre-tax charge of $149.2 million was recorded in the fourth quarter of fiscal year 1994.

       The components of the restructuring charge that related to the 200 drugstore closings were as follows: lease settlement costs - $44.5 million; write-off of intangible and fixed assets - $31.0 million; inventory liquidation costs - $13.6 million; severance costs - $4.5 million; and operating losses during the closing period - $13.1 million. Of the remaining provision, $19.8 million related to impaired investments and $22.7 million was for the write-off of other assets. During fiscal 1995, the 200 stores were closed. The reserve components ended fiscal year 1995 with minimal balances except lease settlement costs which had a remaining balance of $32.4 million. Most of the cash required for the committed restructuring actions was paid out by fiscal year-end 1996. As of March 2, 1996, the remaining reserve balance was $18.9 million and solely related to future lease settlement costs. The company continues to negotiate with landlords of the closed stores to terminate their leases. Where favorable terms cannot be agreed upon, the company will endeavor to sublet the locations until the leases expire. Additional details on charges to the restructuring reserve are set forth in Note 2 to the financial statements.

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


Income Taxes:

The effective income tax rate dropped to 38.0% for fiscal 1996 from 39.0% and 42.6% for fiscal years 1995 and 1994, respectively. The lower current year tax rate resulted from tax planning strategies which utilized state net operating loss carryforwards (NOLs), the tax benefits of which were previously considered unlikely to be realized. Consequently, the deferred tax benefits related to these state NOLs carried a valuation allowance in prior years. The high effective rate for 1994 reflected the change in the federal corporate income tax rate from 34% to 35% legislated in August 1993. Deferred tax balances were also recomputed using the enacted rate, resulting in a charge to the income tax provision of $1.7 million.


Income from Continuing Operations:

Income from continuing operations for fiscal 1996 rose to $158.9 million compared to $141.3 million in 1995 and $26.2 million in 1994. The current year benefited from the Perry acquisition with its contributions to the sales gain and lower operating expense ratio. The higher earnings for fiscal 1996 also resulted from solid same-store increases and a decrease in the effective income tax rate, despite continued pressure on margins from third-party reimbursements and higher interest cost. Last year's results reflected strong same-store sales increases, an additional sales week and the favorable impact of closing the 200 underperforming stores a year earlier. Adversely affecting fiscal 1995 were a greater percentage of third-party prescription sales, higher interest cost and a larger LIFO inventory charge.

       Fiscal 1994 included the $149.2 million pre-tax provision for restructuring and other charges. Excluding the after-tax effect of this provision, income from continuing operations would have been $116.8 million. Contributing to the unfavorable results for fiscal 1994 were low same-store sales increases, a larger operating expense ratio and a higher effective income tax rate. The 1994 increase in lower margin third-party prescription sales over the year-earlier period was mostly offset by the drop in the LIFO inventory charge.


Discontinued Operations:

As part of the restructuring strategy, the company authorized the sale of its four non-drugstore businesses, which included ADAP, an auto parts retailer with 96 stores; Encore Books, which operated 98 stores; Concord Custom Cleaners, which had 168 outlets; and Sera-Tec Biologicals, which consisted of 33 plasma collection centers providing plasma for use in therapeutic and diagnostic products.

       An after-tax provision of $25.6 million was recorded in the fourth quarter of fiscal 1994 for the loss on disposal of these businesses. Their 1994 net earnings were $8.7 million and were segregated in the statement of income as discontinued operations. During fiscal year 1995, Encore, Concord and Sera-Tec were sold. The net proceeds received amounted to $75.8 million after taxes and expenses of $24.3 million. The resulting aggregate after-tax loss of $12.3 million was charged to the reserve for loss on disposal of discontinued operations. The sale of ADAP was completed in the first quarter of fiscal 1996. The aggregate consideration for the transaction was approximately $59.3 million and the remaining reserve amount of $13.3 million was adequate for the after-tax loss on disposal of ADAP.


Net Income:

Net income was $158.9 million and $141.3 million for fiscal years 1996 and 1995, respectively. For fiscal 1994, net income was $9.3 million which included an after-tax loss from discontinued operations of $16.9 million.


LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $148.6 million, $190.2 million and $222.7 million for fiscal years 1996, 1995 and 1994, respectively. Although earnings have increased, less cash was provided by operations largely due to increases in inventory levels and cash expenditures for store closings of $28.2 million in 1996 and $29.1 million in 1995. In fiscal year 1996, cash outlays were also necessary to settle accrued liabilities acquired from Perry. Typically, cash provided by operations is adequate to supply working capital, provide cash for dividend payments and substantially contribute to investing activities. External sources of cash are used mainly to help finance the purchase of businesses and to fund other large cash requirements.

       The company issues commercial paper rated A-2 by Standard & Poors and P-2 by Moody's to supplement cash generated by operations. Unused credit commitments are maintained to support commercial paper issuances. Outstanding commercial paper of the company amounted to $556.8 million at March 2, 1996, $436.5 million at March 4, 1995 and $186 million at February 26, 1994. The additional commercial paper borrowings were used to finance acquisitions, capital expenditures and stock buyback programs. Supplementing liquidity were proceeds received from drugstore dispositions and the sale of discontinued operations.

       In March 1995, $50 million of 8.5% convertible debentures acquired from Perry were redeemed by the company through proceeds from commercial paper borrowings. In April 1995, the company issued $200 million of 7 5/8% senior notes, due April 15, 2005, to repay part of its outstanding commercial paper. The company redeemed its 9 5/8% sinking fund debentures totaling $45 million in July 1995 with proceeds received from the sale of ADAP.

       The company maintains $600 million in revolving credit commitments to provide additional borrowing capacity and support its commercial paper program. In July 1995, Rite Aid filed a Form S-3 Shelf Registration Statement for $375 million. Including $25 million remaining on a previously filed shelf registration statement, the company now has the ability to issue $400 million in registered debt securities.

       Net working capital was $835 million at March 2, 1996, $796 million at March 4, 1995 and $763.2 million at February 26, 1994. The ratios of current assets to current liabilities were 2.3:1, 2.4:1 and 3.1:1, respectively. The current ratio for 1995 dropped due to the increase in short-term debt and current maturities of long-term debt.

       Inventory levels had risen at a rate greater than the sales increase for fiscal year 1995 and continued to grow during fiscal 1996 but at a slower pace. Additional inventory was necessary to stock the larger prototype store size used for new stores as well as existing stores that were relocated or expanded. Harsh weather during the fourth quarter of fiscal 1996 weakened sales, resulting in higher year-end inventory levels. Both years were impacted by a broader product selection containing enhanced cosmetic and fragrance merchandise, along with small appliances and electronics. The inventory balances also reflect merchandise obtained through the purchase of businesses.

       Total debt as a percentage of capitalization (i.e., total debt and stockholders' equity) was 52.6% at fiscal year-end 1996 versus 48.3% and 40.3% for the two prior years. The increasing leverage was primarily due to the company's strategy of growth through acquisitions and an aggressive store construction and expansion program utilizing the new prototype design. Management believes that the company remains financially strong and has additional debt capacity available if needed. The indebtedness incurred to implement the growth strategy is an investment that will allow the company to compete more effectively.


NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS No. 121 did not have a significant impact on the company's results of operations or financial position. The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" in October 1995. The company will adopt SFAS No. 123 for the year ending March 1, 1997 in accordance with its provisions and report a pro forma disclosure as part of the notes to the consolidated financial statements. The adoption of SFAS No. 123 will not have a significant effect on the company's financial statements.


IMPACT OF INFLATION AND CHANGING PRICES

The company's internal inflation trend remained consistent during the three-year period with decreases in front end merchandise offset by higher pharmacy costs. Though not significant, inflation continues to cause increases in product, occupancy and operating expenses, as well as the cost of acquiring capital assets. The effect of higher costs is minimized by achieving operating efficiencies and passing vendor price increases along to consumers.


SUBSEQUENT EVENT

On December 4, 1995, Rite Aid commenced a cash tender offer to purchase 50.1% or 35,144,833 shares of common stock of Revco D.S., Inc. at a price of $27.50 per share in cash. The remainder of the outstanding Revco shares would have been converted into Rite Aid stock in a second-step merger transaction. On April 17, 1996, the Federal Trade Commission (FTC) voted to deny approval of the merger as proposed by Rite Aid. Although negotiations continued with the FTC, the company was unable to reach an agreeable settlement. Consequently, Rite Aid withdrew its tender offer for Revco on April 24, 1996.

       Expenses incurred by the company related to the Revco acquisition will be approximately $16 million and will be charged against earnings in the first quarter of fiscal year 1997.

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

       The company maintains an effective internal control structure designed to provide reasonable assurance at reasonable costs that assets are safeguarded from material loss, that transactions are executed in accordance with management's authorization and that financial records are reliable for use in preparing financial statements. In addition, the company maintains an internal audit department to review the adequacy, application and compliance of internal accounting controls.

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

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Rite Aid Corporation
Camp Hill, Pennsylvania


     We have audited the accompanying consolidated balance sheets of Rite Aid Corporation and subsidiaries as of March 2, 1996 and March 4, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 2, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rite Aid Corporation and subsidiaries as of March 2, 1996 and March 4, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended March 2, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company changed its method of accounting for investments to conform with Statement of Financial Accounting Standards No. 115 in fiscal year 1995.




/s/ KPMG Peat Marwick LLP
- -------------------------
KPMG Peat Marwick LLP
Harrisburg, Pennsylvania
April 24, 1996

                           CONSOLIDATED BALANCE SHEETS

                      Rite Aid Corporation and Subsidiaries




IN THOUSANDS OF DOLLARS                                                            March 2, 1996 and March 4, 1995
- ------------------------------------------------------------------------------------------------------------------
                                                                                               1996          1995
- ------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash                                                                                     $    3,131    $    7,148
Accounts receivable, net (Note 1)                                                           246,966       239,859
Inventories (Note 1)                                                                      1,170,747     1,070,346
Prepaid expenses and other current assets                                                    44,204        28,716
Net current assets of discontinued operations (Note 3)                                           --        27,151
- ------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                   1,465,048     1,373,220
- ------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost (Note 7)
Land                                                                                        109,246        75,908
Buildings                                                                                   269,095       244,128
Leasehold improvements                                                                      509,523       405,274
Equipment                                                                                   765,286       666,359
Construction in progress                                                                     24,360        35,422
- ------------------------------------------------------------------------------------------------------------------
                                                                                          1,677,510     1,427,091
Accumulated depreciation and amortization                                                   697,961       648,612
- ------------------------------------------------------------------------------------------------------------------
   Total property, plant and equipment, net                                                 979,549       778,479
- ------------------------------------------------------------------------------------------------------------------
Intangible assets (Note 1)
Excess of cost over underlying equity in subsidiaries (less accumulated
   amortization of $9,619 and $8,023)                                                       141,266        99,653
Lease acquisition costs and other intangible assets (less accumulated
   amortization of $115,430 and $106,592)                                                   197,129       154,359
- ------------------------------------------------------------------------------------------------------------------
   Total intangible assets                                                                  338,395       254,012
- ------------------------------------------------------------------------------------------------------------------
Other assets                                                                                 59,003        26,153
- ------------------------------------------------------------------------------------------------------------------
Net noncurrent assets of discontinued operations (Note 3)                                        --        40,743
- ------------------------------------------------------------------------------------------------------------------
   Total Assets                                                                          $2,841,995    $2,472,607
==================================================================================================================
Liabilities and Stockholders' Equity
Current liabilities
Short-term debt and current maturities of long-term debt (Note 6)                        $  232,811    $  137,553
Accounts payable                                                                            271,782       273,128
Income taxes (Notes 1 and 5)                                                                 42,463        38,241
Sales and other taxes payable                                                                13,913        13,796
Accrued salaries, wages and other current liabilities                                        50,158        79,263
Reserve for restructuring and other charges (Note 2)                                         18,872        35,244
- ------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                629,999       577,225
Long-term debt, less current maturities (Note 6)                                            994,321       805,984
Deferred income taxes (Notes 1 and 5)                                                       114,056        77,586
- ------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                      1,738,376     1,460,795
- ------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 10 and 14)
Stockholders' equity (Notes 11, 12 and 13)
Preferred stock, par value $1 per share, series A junior participating preferred stock           --            --
Common stock, par value $1 per share, issued 90,379,823 and 90,290,136 shares                90,380        90,290
Additional paid-in capital                                                                   62,623        60,655
Retained earnings                                                                         1,055,795       955,111
Net unrealized gain on marketable securities (Note 1)                                            --         2,847
Cumulative pension liability adjustments (Note 9)                                              (433)       (1,314)
Treasury stock, at cost (6,532,169 and 6,125,069 shares)                                   (104,746)      (95,777)
- ------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                             1,103,619     1,011,812
- ------------------------------------------------------------------------------------------------------------------
   Total Liabilities and Stockholders' Equity                                            $2,841,995    $2,472,607
==================================================================================================================

The accompanying notes are an integral part of these financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME

                      Rite Aid Corporation and Subsidiaries




IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS  Years ended March 2, 1996, March 4, 1995 and February 26, 1994
- ----------------------------------------------------------------------------------------------------------------
                                                                                  1996         1995         1994
- ----------------------------------------------------------------------------------------------------------------
Net sales                                                                   $5,446,017   $4,533,851   $4,058,711
Costs and expenses
Cost of goods sold, including occupancy costs                                4,017,351    3,327,920    2,970,025
Selling, general and administrative expenses                                 1,104,123      932,167      865,137
Interest expense                                                                68,341       42,300       28,683
Restructuring and other charges (Note 2)                                            --           --      149,196
- ----------------------------------------------------------------------------------------------------------------
                                                                             5,189,815    4,302,387    4,013,041
- ----------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                          256,202      231,464       45,670
Income taxes (Notes 1 and 5)                                                    97,255       90,178       19,462
- ----------------------------------------------------------------------------------------------------------------
Income from continuing operations                                              158,947      141,286       26,208
- ----------------------------------------------------------------------------------------------------------------
Discontinued operations (Note 3)
Income from operations (less applicable income
     taxes of $5,809)                                                               --           --        8,700
Provision for dispositions (less applicable
     income tax benefit of $16,380)                                                 --           --      (25,620)
- ----------------------------------------------------------------------------------------------------------------
Loss from discontinued operations                                                   --           --      (16,920)
- ----------------------------------------------------------------------------------------------------------------
Net income                                                                  $  158,947   $  141,286   $    9,288
================================================================================================================
Earnings (loss) per share (Notes 1 and 11)
Continuing operations                                                       $     1.90   $     1.67   $      .30
Discontinued operations                                                             --           --         (.19)
- ----------------------------------------------------------------------------------------------------------------
Net income                                                                  $     1.90   $     1.67   $      .11
================================================================================================================

The accompanying notes are an integral part of these financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      Rite Aid Corporation and Subsidiaries




IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS                      Years ended March 2, 1996, March 4, 1995 and February 26, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                    CUMULATIVE ADJUSTMENTS
                                  COMMON STOCK      ADDITIONAL                      ----------------------
                                  ------------         PAID-IN     RETAINED                      UNREALIZED    PENSION
                                ISSUED   TREASURY      CAPITAL     EARNINGS   TRANSLATION   SECURITIES GAIN  LIABILITY        TOTAL
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, Febuary 27, 1993      $90,240  $ (20,786)     $58,592  $   909,673         $(923)      $      --      $(1,153)  $1,035,643
Stock acquired through
   self-tender offer                      (38,429)                                                                          (38,429)
Stock options exercised             48                     831                                                                  879
Net income                                                            9,288                                                   9,288
Cash dividends paid
   ($.60 per share)                                                 (52,827)                                                (52,827)
Foreign currency
   translation adjustments                                                            923                                       923
Minimum pension liability
   adjustments                                                                                                    (763)        (763)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, Febuary 26, 1994       90,288    (59,215)      59,423      866,134            --              --       (1,916)     954,714
Stock acquired for treasury               (36,562)                                                                          (36,562)
Stock options exercised              2                   1,232                                                                1,234
Net income                                                          141,286                                                 141,286
Cash dividends paid
   ($.62 per share)                                                 (52,309)                                                (52,309)
Net unrealized gain on
   marketable securities                                                                            2,847                     2,847
Minimum pension liability
   adjustments                                                                                                     602          602
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, March 4, 1995          90,290    (95,777)      60,655      955,111            --           2,847       (1,314)   1,011,812
Stock acquired for treasury                (8,969)                                                                           (8,969)
Stock options exercised             90                   1,968                                                                2,058
Net income                                                          158,947                                                 158,947
Cash dividends paid
   ($.695 per share)                                                (58,263)                                                (58,263)
Sale of marketable securities                                                                      (2,847)                   (2,847)
Minimum pension liability
   adjustments                                                                                                     881          881
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, March 2, 1996         $90,380  $(104,746)     $62,623   $1,055,795        $   --        $     --      $  (433)  $1,103,619
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Rite Aid Corporation and Subsidiaries

IN THOUSANDS OF DOLLARS                       Years ended March 2, 1996, March 4, 1995 and February 26, 1994
- ------------------------------------------------------------------------------------------------------------
                                                                              1996         1995         1994
- ------------------------------------------------------------------------------------------------------------
Operating Activities
Income from continuing operations before income taxes                    $ 256,202    $ 231,464    $  45,670
Adjustments to reconcile to net cash
   provided by continuing operating activities:
   Depreciation and amortization                                           118,662       98,560       95,668
   Accreted interest on zero coupon notes                                   12,855       12,215       11,487
   Restructuring and other charges (Note 2)                                   --           --        123,781
   Changes in operating assets and liabilities
     net of effects from acquisitions (Note 4)
     (Increase) decrease in accounts receivable                            (20,195)     (23,291)       4,120
     (Increase) in inventories                                            (111,087)     (63,911)     (36,737)
     (Increase) decrease in prepaid
        expenses and other current assets                                  (21,092)      (3,646)       8,043
     Increase (decrease) in accounts payable                                (1,859)      33,184        2,161
     Increase (decrease) in accrued expenses
        and other current liabilities                                      (52,306)     (21,276)      14,569
- ------------------------------------------------------------------------------------------------------------
Cash provided by continuing operations before income taxes                 181,180      263,299      268,762

Pre-tax income from discontinued operations including results during
   phaseout period of $190 in 1996, $5,490 in 1995 and $(553) in 1994          190        5,490       13,956
Adjustments to reconcile to net cash provided by
   discontinued operating activities:
   Depreciation and amortization                                               700        8,319       10,150
   Changes in net operating assets                                            --        (15,148)      (9,668)
- ------------------------------------------------------------------------------------------------------------
Cash provided by (used in) discontinued operations before income taxes         890       (1,339)      14,438

Income taxes paid                                                          (33,453)     (71,717)     (60,541)
- ------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                               148,617      190,243      222,659
- ------------------------------------------------------------------------------------------------------------
Investing Activities
Expenditures for property, plant and equipment                            (315,120)    (182,665)    (169,142)
Purchase of businesses, net of cash acquired (Note 4)                     (131,714)    (175,729)     (35,416)
Intangible assets acquired                                                 (15,909)     (14,476)      (5,853)
Investing activities of discontinued operations                               --        (14,336)     (17,020)
Proceeds from dispositions                                                 136,928       91,488         --
Other                                                                       (6,774)       1,215         (483)
- ------------------------------------------------------------------------------------------------------------
   Net cash (used in) investing activities                                (332,589)    (294,503)    (227,914)
- ------------------------------------------------------------------------------------------------------------
Financing Activities
Net proceeds (payments) of commercial paper borrowings                     120,265      197,662      (86,000)
Proceeds from the issuance of long-term debt (Note 6)                      224,212         --        197,690
Principal payments on long-term debt                                       (99,348)     (16,020)      (1,071)
Cash dividends paid                                                        (58,263)     (52,309)     (52,827)
Stock acquired for treasury (Note 11)                                       (8,969)     (36,562)     (38,429)
Proceeds from the sale of stock                                              2,058        1,234          879
- ------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                               179,955       94,005       20,242
- ------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                 (4,017)     (10,255)      14,987
Cash at beginning of year                                                    7,148       17,403        2,416
- ------------------------------------------------------------------------------------------------------------
Cash at end of year                                                      $   3,131    $   7,148    $  17,403
============================================================================================================
Supplemental disclosure of cash paid for interest
   (net of amounts capitalized of $1,948, $373 and $217)                 $  56,851    $  32,664    $  16,231
============================================================================================================

The accompanying notes are an integral part of these financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Rite Aid Corporation operates over 2,750 retail drugstores in the eastern United States.

Fiscal Year. The company's fiscal year ends on the Saturday closest to February 29 or March 1. The fiscal years ended March 2, 1996 and February 26, 1994 contained 52 weeks. The fiscal year ended March 4, 1995 contained 53 weeks.

Principles of Consolidation. The consolidated financial statements include the accounts of the company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounts Receivable. Accounts receivable are stated net of an allowance for uncollectible accounts of $5,545,000 at March 2, 1996 and $5,079,000 at March 4, 1995. Most of the company's accounts receivable are due from third-party providers (e.g., insurance companies and governmental agencies) under third-party payment plans and are booked net of any allowances provided for under the respective plans. Since payments due from third-party payers are sensitive to payment criteria changes and legislative actions, the allowance is reviewed continually and adjusted for accounts deemed uncollectible by management.

Inventories. Inventories are stated at the lower of cost or market. The company uses the last-in, first-out (LIFO) method of accounting for substantially all of its inventories. At March 2, 1996, March 4, 1995 and February 26, 1994 respectively, inventories were $178,932,000, $170,464,000 and $155,102,000 lower than the amounts that would have been reported using the first-in, first-out
(FIFO) method.

Intangible Assets. The excess of cost over underlying equity in subsidiaries (goodwill) generally is being amortized on a straight-line basis over 40 years. Lease acquisition costs incurred principally for the purchase of new and existing store locations are generally amortized over the terms of the leases on a straight-line basis. Patient prescription file purchases are amortized over their estimated useful lives. The company reviews the realizability of its intangible assets annually, based upon expectations of nondiscounted cash flows and operating income. As of March 2, 1996, management believes that there are no materially impaired intangible assets.

Marketable Securities. In fiscal year 1995, the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). During fiscal year 1996, the company sold all of its marketable securities and recognized a pre-tax gain of $8,343,000 on the transaction. At March 4, 1995, the company's investment in marketable equity securities was categorized as available-for-sale. The resulting gross unrealized holding gain of $4,380,000 was reported, net of income taxes, as a separate component of stockholders' equity.

Preopening Expenses. Expenditures of a noncapital nature incurred prior to the opening of a new store or associated with a remodeled store are charged against earnings as administrative and general expenses when incurred.

Insurance. The company is substantially self-insured with respect to general liability, workers' compensation and covered employee medical claims. Excess insurance coverage is maintained for general liability and workers' compensation claims. Management believes its reserve for claims reported and claims incurred but not reported is adequate.

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

Earnings per Share. Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each fiscal year (83,808,000 in 1996, 84,771,000 in 1995 and 87,972,000 in 1994). Fully
diluted earnings per share are not shown since the dilution is not material.

Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. RESTRUCTURING AND OTHER CHARGES

In January 1994, the company announced a corporate restructuring including the sale of its four non-drugstore businesses (see Note 3), a stock buyback program (see Note 11), the closing of 200 underperforming drugstores and the disposition of other assets. Consequently, a pre-tax charge of $149,196,000 was recorded in the fourth quarter of fiscal year 1994. During fiscal year 1995, the 200 drugstores were closed. The company has determined that the remaining reserve balance as of March 2, 1996 is adequate to cover the remaining committed restructuring actions, which are primarily lease settlement costs.

    The company continues to negotiate with landlords of the closed stores to terminate their leases. Where favorable terms cannot be agreed upon, the company will endeavor to sublet the locations until the leases expire.

    Shown below are the significant components of the charge and their subsequent utilization:


- ---------------------------------------------------------------------------------------------------------------------------------
                                                              AMOUNTS TO BE              AMOUNTS TO BE              AMOUNTS TO BE
                                         AMOUNTS      AMOUNTS   UTILIZED AT      AMOUNTS   UTILIZED AT      AMOUNTS   UTILIZED AT
                                         CHARGED     UTILIZED      YEAR-END     UTILIZED      YEAR-END     UTILIZED      YEAR-END
IN THOUSANDS OF DOLLARS                  IN 1994      IN 1994          1994      IN 1995          1995      IN 1996          1996
- ---------------------------------------------------------------------------------------------------------------------------------
Lease settlement                        $ 44,490     $    244      $ 44,246     $ 11,862      $ 32,384     $ 13,512      $ 18,872
Intangible and fixed assets write-off     31,000        5,459        25,541       24,531         1,010        1,010          --
Inventory liquidation                     13,581         --          13,581       13,081           500          500          --
Severance costs                            4,480         --           4,480        4,480          --           --            --
Operating losses during closing period    13,132        3,107        10,025        9,311           714          714          --
Impaired investments                      19,813       17,022         2,791        2,791          --           --            --
Other assets write-off                    22,700       22,064           636         --             636          636          --
- ---------------------------------------------------------------------------------------------------------------------------------
                                        $149,196     $ 47,896      $101,300     $ 66,056      $ 35,244     $ 16,372      $ 18,872
=================================================================================================================================


3. DISPOSITIONS AND DISCONTINUED OPERATIONS

During fiscal year 1996, Rite Aid sold 37 drugstores and the assets of 72 other stores located in Florida to the Eckerd Corporation. In conjunction with the sale, the company closed its Florida distribution center. Additionally, Rite Aid sold 33 stores and the assets of 21 other stores located in Massachusetts and Rhode Island to Brooks Pharmacy and CVS, Inc. The company also completed the sale of its nursing home pharmacy business. As a result of these transactions, the company received approximately $85,873,000 in cash proceeds. The gain from these transactions was not significant.

    In January 1994, the company adopted a restructuring strategy that authorized the sale of its four non-drugstore businesses. The four businesses were ADAP, an auto parts retailer with 96 stores; Encore Books, which operated 98 stores; Concord Custom Cleaners, which had 168 outlets; and Sera-Tec Biologicals, which consisted of 33 plasma collection centers providing plasma for use in therapeutic and diagnostic products.

    A pre-tax provision of $42,000,000 for loss on disposal of these discontinued operations was recorded in fiscal 1994 and is shown on the statement of income net of a $16,380,000 income tax benefit. In addition, the net assets and operating results of the discontinued operations were segregated in the financial statements.

    During fiscal year 1995, Encore, Concord and Sera-Tec were sold. The net proceeds received amounted to $75,765,000 after taxes and expenses of $24,312,000. The resulting aggregate after-tax loss of $12,274,000 was charged to the reserve for loss on disposal of discontinued operations and compares favorably to the $12,320,000 reserve amount originally provided for the sale of these three businesses. Sera-Tec was sold to a group of investors that included Alex Grass, former chairman and chief executive officer of Rite Aid Corporation.

    The sale of ADAP was completed in the first quarter of fiscal 1996. The aggregate consideration for the transaction was approximately $59,272,000 and the remaining reserve amount of $13,346,000 for loss on disposal of ADAP was adequate.

4. ACQUISITIONS

In July 1995, the company purchased the entire chain of conventional, freestanding drugstores owned and operated by Pathmark Stores, Inc. The chain consisted of 30 stores located in the New York metropolitan region. In October 1995, an additional 20 stores, located in the state of Maine, were purchased from Brooks Pharmacy. Also during fiscal 1996, Rite Aid obtained certain assets, mainly inventories, pharmacy prescription files, store fixtures and favorable lease agreements through various single store acquisitions. Total consideration paid for the above acquisitions amounted to $105,878,000. The value of goodwill assigned to the acquisitions totaled $15,062,000 and is being amortized on a straight-line basis over 40 years.

    On January 27, 1995, the company completed a cash tender offer for the common stock of Perry Drug Stores, Inc. at a price of $11.00 per share. The shares tendered, together with the 185,000 Perry shares beneficially owned by the company prior to commencement of the offer, constituted approximately 94.5% of Perry's 12,027,382 shares of common stock issued and outstanding. The remaining Perry shares were acquired in a subsequent second-step merger transaction on March 24, 1995. Perry operated 224 drugstores, a distribution center and administrative offices in Michigan. In October 1994, 16 Revco drugstores located in Michigan were purchased and in September 1994, a New England chain of 72 LaVerdiere's drugstores was acquired. As of March 4, 1995, the total consideration paid for these acquisitions as well as various single stores acquired amounted to $175,729,000. The value of goodwill assigned to the Perry and LaVerdiere's acquisitions totaled $73,325,000 and is being amortized on a straight-line basis over 40 years. In fiscal 1996, as a result of the Perry shares purchased in the second step of the merger transaction and final valuation adjustments relating to the Perry assets and liabilities acquired, an additional $26,265,000 was assigned to goodwill.

    All of the acquisitions discussed above were accounted for as purchases; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at date of acquisition. Operating results of the acquired companies were included with those of Rite Aid since their respective acquisition dates.

5. INCOME TAXES

Total income tax expense for fiscal years ended March 2, 1996, March 4, 1995 and February 26, 1994 is allocated as follows:

- --------------------------------------------------------------------------
  IN THOUSANDS OF DOLLARS               1996           1995           1994
- --------------------------------------------------------------------------
  Continuing operations               $97,255        $90,178      $ 19,462
  Discontinued operations                  --             --       (10,571)

- --------------------------------------------------------------------------
  Total income tax expense            $97,255        $90,178      $  8,891
==========================================================================

The income tax expense attributable to income from continuing operations consists of the following components:

- ---------------------------------------------------------------------------
  IN THOUSANDS OF DOLLARS                1996           1995           1994
- ---------------------------------------------------------------------------
  Currently payable:
  Federal                              $21,488       $53,617       $ 45,119
  State                                  4,927         4,632          3,999
- ---------------------------------------------------------------------------
                                        26,415        58,249         49,118
- ---------------------------------------------------------------------------
  Deferred tax expense (benefit):
  Federal                               60,486        30,149        (27,064)
  State                                 10,354         1,780         (2,592)
- ---------------------------------------------------------------------------
                                        70,840        31,929        (29,656)
- ---------------------------------------------------------------------------
  Total income tax expense             $97,255       $90,178       $ 19,462
===========================================================================

Presented below are the deferred tax liabilities and deferred tax assets at March 2, 1996 and March 4, 1995:

- ----------------------------------------------------------------
  IN THOUSANDS OF DOLLARS                      1996         1995
- ----------------------------------------------------------------
  Deferred tax liabilities:
  Property and equipment                   $ 71,047    $  45,253
  Inventory valuation                        45,416       47,728
  Lease acquisition costs and
      other intangible assets                34,251       39,556
  Purchased tax benefits                     16,559       11,896
  Prepaid expenses                            8,830        5,108
  Other                                      11,530        3,515
- ----------------------------------------------------------------
  Total gross deferred tax liabilities      187,633      153,056
- ----------------------------------------------------------------
  Deferred tax assets:
  Provision for restructuring and
      other charges                          (7,164)     (12,332)
  State net operating loss carryforwards     (3,198)      (9,670)
  Insurance reserve                          (8,645)      (7,492)
  Deferred compensation accrual                (108)      (3,980)
  Other                                      (4,764)      (9,365)
- ----------------------------------------------------------------
  Total gross deferred tax assets           (23,879)     (42,839)
  Valuation allowance                         1,777        7,951
- ----------------------------------------------------------------
  Net deferred tax assets                   (22,102)     (34,888)
- ----------------------------------------------------------------
  Net deferred tax liabilities             $165,531    $ 118,168
================================================================

    Net deferred tax assets of $23,477,000 and net deferred tax liabilities of $23,263,000 associated with acquisitions made during fiscal years 1996 and 1995, respectively, are included in the above table. Based on the company's historical and current pre-tax earnings, management believes it is more likely than not that the company will realize the net deferred tax assets.

    The valuation allowance as of March 2, 1996 and March 4, 1995 principally applies to net operating loss carryforwards (NOLs) for state income tax purposes. As a result of tax planning strategies, state NOLs previously having a valuation allowance were utilized in fiscal 1996. Consequently, the valuation allowance decreased $6,174,000 with a corresponding decrease in the deferred tax asset for state NOLs. The current portions of net deferred taxes for 1996 and 1995 amounted to $51,475,000 and $40,582,000, respectively, and are included with income taxes on the balance sheet.

    State income taxes account for most of the differences between the actual provision for income taxes attributable to continuing operations and taxes computed by applying the statutory rate. Following is a reconciliation of the statutory to effective tax rate:

- --------------------------------------------------------------------------
  PERCENTAGE                            1996           1995           1994
- --------------------------------------------------------------------------
  Federal statutory rate                35.0           35.0           35.0
  State income taxes, net of
      federal tax benefit                4.0            1.6            6.0
  Nondeductible expenses                  .7             .4            1.1
  Effect of tax rate changes on
      deferred taxes                      --             --            3.6
  Retroactive targeted jobs credit        --             --           (2.5)
  Change in valuation
      allowance                         (2.4)            .4             .1
  Other, net                              .7            1.6            (.7)
- --------------------------------------------------------------------------
                                        38.0           39.0           42.6
==========================================================================

6. INDEBTEDNESS AND CREDIT AGREEMENTS

Following is a summary of indebtedness at March 2, 1996 and March 4, 1995:

- --------------------------------------------------------------------------
  IN THOUSANDS OF DOLLARS                          1996               1995
- --------------------------------------------------------------------------
  Commercial paper, 5.4% and
      6.2% weighted average rates at
      year-end 1996 and 1995                 $  556,765          $ 436,500
  7 5/8% senior notes due 2005                  200,000                 --
  6 7/8% senior debentures due 2013             200,000            200,000
  6 3/4% zero coupon subordinated
      convertible notes due 2006                200,680            187,825
  5 7/8% to 10.475% industrial development
      bonds due through 2016                     19,050             19,050
  9 5/8% sinking fund debentures
      redeemed July 1995                             --             44,980
  8 1/2% convertible debentures
      redeemed March 1995                            --             49,996
  Obligations under capital leases               44,200                 --
  Other                                           6,437              5,186
- --------------------------------------------------------------------------
                                              1,227,132            943,537
  Short-term debt and current
      maturities of long-term debt             (232,811)          (137,553)
- --------------------------------------------------------------------------
  Long-term debt,
      less current maturities                $  994,321          $ 805,984
==========================================================================

    The company has $600,000,000 in revolving credit commitments for general corporate purposes consisting of a $250,000,000 facility that expires on August 5, 1996 and a $350,000,000 facility expiring in February 2000. Borrowings under these facilities bear interest rates, at the company's option, based on the prime, federal funds, certificate of deposit or London interbank rates, as well as competitive bid. Pricing on loans and commitments will vary commensurate with credit quality. The $250,000,000 facility has a 7/100% per annum facility fee on the entire commitment amount irrespective of usage. The $350,000,000 facility has a 1/10% per annum facility fee on the entire commitment amount. Both credit facilities also have a 1/20% per annum utilization fee on borrowings in excess of 50% of the facilities. At March 2, 1996 and March 4, 1995, there were no amounts outstanding under these agreements.

    Rite Aid maintains, at all times, unused long-term revolving credit agreement commitments at least equal to the principal amount of its outstanding commercial paper which the company intends to carry on a long-term basis. Accordingly, outstanding commercial paper of $350,000,000 at March 2, 1996 and March 4, 1995 was classified as long-term debt on the consolidated balance sheet. The remaining outstanding commercial paper of $206,765,000 and $86,500,000 at year-end 1996 and 1995, respectively, was classified as short-term debt.

    On April 20, 1995, the company issued $200,000,000 of 7 5/8% senior notes due April 15, 2005. Net proceeds from the sale of the notes were used for general corporate purposes including the repayment of outstanding commercial paper of the company. The notes may not be redeemed prior to maturity and will not be entitled to any sinking fund.

    In August 1993, Rite Aid issued 6 7/8% senior debentures having an aggregate principal amount of $200,000,000. These debentures are due August 15, 2013 and may not be redeemed prior to maturity or be entitled to any sinking fund. The net proceeds from this issuance were used for working capital and general corporate purposes, including the repayment of outstanding commercial paper of the company.

    The 6 3/4% zero coupon subordinated convertible notes due on July 24, 2006 are convertible at any time by the holder into Rite Aid common stock at a rate of 15.993 shares per note. The conversion rate will not be adjusted for accrued original issue discount. Any note will be purchased by the company, at the option of the holder, on July 24, 1996 and July 24, 2001 for a purchase price per note of $514.86 and $717.54, respectively, representing the issue price plus accrued original issue discount to each such date. The company may redeem the notes for cash at any time, in whole or in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption.

    The 8 1/2% convertible debentures were acquired from Perry Drug Stores, Inc. In accordance with the terms of the merger agreement with Perry, these debentures were redeemed on March 15, 1995 through the use of proceeds from additional commercial paper borrowings.

    In February 1996, the company entered into a sale and leaseback transaction of certain leasehold improvements for which it received consideration totaling $120,700,000 and was accounted for as a financing. The lease obligation accrues interest at a rate of 5.6% in the first year, 6.8% for years two through six and 12.5% for years seven through nine. As part of the terms of the transaction, the company prepaid $76,500,000 of the lease obligation for years two through six. A payment of $25,572,000 is due to the lessor at the end of the first year. As part of the consideration of the transaction, the company received a $20,000,000, 12.5% note receivable from the lessor which matures in six years. The company may exercise a purchase option for $40,600,000 at the end of the sixth year.

    The aggregate annual principal payments of long-term debt for the five succeeding fiscal years are as follows: 1997, $26,046,000; 1998, $1,997,000;
1999, $4,360,000; 2000, $519,000; and 2001, $519,000.

    The company has complied with restrictions and limitations included in the provisions of various loan and credit agreements. At March 2, 1996, retained earnings were not restricted as to payment of dividends by these provisions.

7. PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization generally are computed on a straight-line basis over the following estimated lives: Buildings, 30 to 45 years; Leasehold improvements, term of lease or useful lives of assets, whichever is shorter; and Equipment, 3 to 15 years. Accelerated methods are used for income tax purposes. Depreciation and amortization expenses were $96,974,000 for 1996, $82,740,000 for 1995 and $76,312,000 for 1994.

    At March 2, 1996, land, buildings and related equipment with a carrying value of $12,525,000 were pledged as collateral against certain long-term debt totaling $10,593,000.

8. FINANCIAL INSTRUMENTS

The carrying amounts and fair values of financial instruments at March 2, 1996 and March 4, 1995 are listed as follows:

- ------------------------------------------------------------------------------
  IN THOUSANDS OF DOLLARS                           1996                  1995
- ------------------------------------------------------------------------------
                                  CARRYING          FAIR  CARRYING        FAIR
                                    AMOUNT         VALUE    AMOUNT       VALUE
- ------------------------------------------------------------------------------
  Marketable equity
      securities                 $     --       $     --  $  4,970    $  4,970
  Commercial paper
      indebtedness                556,765        556,765   436,500     436,500
  Long-term
      indebtedness                626,167        646,009   507,037     484,196
  Note receivable                  20,000         20,000        --          --
==============================================================================

    It was not practicable to estimate the fair values of non-marketable investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts of $4,702,000 at March 2, 1996 and $4,131,000 at March 4, 1995 represent the original costs of the investments currently owned, which management believes are not impaired.

    The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Marketable equity securities: The fair value of marketable equity securities is based on quoted market prices.

Commercial paper indebtedness: The carrying amounts for commercial paper indebtedness approximate their fair market values.

Long-term indebtedness: The fair values of long-term indebtedness are estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the company for debt of the same remaining maturities. The Perry 8 1/2% debentures were valued at their March 15, 1995 redemption price.

Note receivable: The fair value of the fixed rate note receivable was determined using the present value of projected cash flows. The discount rate was based upon the U.S.Treasury yield curve adjusted for credit risk.

9. RETIREMENT PLANS

The company and its subsidiaries have several retirement plans covering salaried employees and certain hourly paid employees. Amounts charged to earnings for retirement plans totaled $1,367,012 in 1996, $4,845,000 in 1995 and $4,795,000
in 1994.

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

    Pension expense for the defined benefit plans includes the following components:

- --------------------------------------------------------------------------
  IN THOUSANDS OF DOLLARS               1996           1995           1994
- --------------------------------------------------------------------------
  Service cost                       $ 1,390        $ 1,776        $ 1,417
  Interest cost                        1,782          1,570          1,433
  Actual return on plan assets        (5,258)           527         (2,374)
  Net amortization and deferral        3,118         (2,606)           452
- --------------------------------------------------------------------------
  Pension expense                    $ 1,032        $ 1,267        $   928
==========================================================================

    The table below sets forth the funded status and amounts recognized in the company's balance sheet for its defined benefit plans as of March 2, 1996 and March 4, 1995:

- --------------------------------------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS                                                       1996                        1995
- --------------------------------------------------------------------------------------------------------------
                                                         PLAN ASSETS   ACCUMULATED   PLAN ASSETS   ACCUMULATED
                                                              EXCEED      BENEFITS        EXCEED      BENEFITS
                                                         ACCUMULATED        EXCEED   ACCUMULATED        EXCEED
                                                            BENEFITS   PLAN ASSETS      BENEFITS   PLAN ASSETS
- --------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefits                                             $ (8,556)     $(15,251)     $ (8,177)     $(12,472)
Nonvested benefits                                              (185)         (884)         (123)         (972)
- --------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                (8,741)      (16,135)       (8,300)      (13,444)
Effect of anticipated future compensation levels
      and other events                                          (678)         (510)         (513)         --
- --------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                  (9,419)      (16,645)       (8,813)      (13,444)
Fair value of assets held in the plans                        12,385        15,451        10,420        11,980
- --------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit obligation        2,966        (1,194)        1,607        (1,464)
Unrecognized net (gain) loss                                    (456)        1,082           943         1,499
Unrecognized prior service cost                                   70         1,150            78           434
Unrecognized net obligation (asset) at March 1, 1987,
      net of amortization                                       (838)         (139)         (978)         (155)
Adjustment to recognize additional minimum liability            --          (1,584)         --          (1,778)
- --------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                              $  1,742      $   (685)     $  1,650      $ (1,464)
==============================================================================================================

      The significant actuarial assumptions used were as follows:
- --------------------------------------------------------------------------
  PERCENTAGE                            1996           1995           1994
- --------------------------------------------------------------------------
  Discount rate                         7.25            8.0            7.0
  Rate of increase in future
      compensation levels                5.0            5.0            5.0
  Expected long-term rate of
      return on plan assets              9.0            9.0            9.0
==========================================================================

    Assets of the defined benefit plans are invested in a directed trust that invests in money market funds, common stock, corporate bonds and U.S. government obligations.

    In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," an additional minimum pension liability was recognized resulting in a direct reduction of stockholders' equity of $433,000 at March 2, 1996 and $1,314,000 at March 4, 1995.

10. LEASES

The company leases most of its retail store facilities under noncancelable operating leases, many of which expire within ten to fifteen years. The approximate minimum rental commitments of $1,221,476,000 at March 2, 1996, are payable as follows: 1997, $160,126,000; 1998, $154,967,000; 1999, $140,782,000;
2000, $123,965,000; 2001, $105,538,000; and $536,098,000 thereafter. These amounts are net of sublease income, which is not significant.

    In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursements for taxes, maintenance and insurance. Most leases contain renewal options, certain of which involve rent increases.

    Total rental expense, net of sublease income, was approximately $163,965,000 in 1996, $130,788,000 in 1995 and $128,692,000 in 1994. These amounts include contingent rentals of $7,728,000, $9,516,000 and $7,411,000, respectively. In addition, the company has agreed to lease certain store locations that presently are under construction or in the process of renovation. The terms of these leases generally will commence upon completion of the building and will extend from ten to fifteen years with options to renew for varying terms. The minimum annual rentals are not determinable at the present time and, therefore, are not included above.

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

    On February 16, 1994, the Board of Directors approved a stock repurchase program to acquire up to 5,000,000 shares of the company's common stock in the open market or in privately negotiated transactions. The company purchased 407,100 shares and 1,847,798 shares in fiscal years 1996 and 1995, respectively, in connection with this repurchase program.

12. STOCKHOLDER RIGHTS PLAN

The company maintains a Stockholder Rights Plan designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of the company without offering fair value to all stockholders and to deter other abusive takeover tactics that are not in the best interests of stockholders.

    Under the terms of the Plan, each outstanding share of common stock is accompanied by one Right. Each Right entitles the registered holder to purchase from the company a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $120. The Rights trade with the company's common stock until exercisable. They become exercisable after any person or group acquires 20% or more of the company's outstanding common stock or announces an offer that would result in such person or group acquiring 20% or more of the company's common stock, or 15% of the company's common stock is acquired by an "Adverse Person," as declared by a majority of the company's independent directors. The Rights expire on April 5, 1999 and may be redeemed by the company for $.01 per Right until ten business days after a person or group acquires 20% or more of the company's common stock. If 20% or more of the company's common stock is acquired or following such an acquisition, there is a merger or other business combination involving the company, each Right entitles its holder to buy shares of Rite Aid common stock having a market value of twice the current exercise price of each Right.

13. STOCK OPTION AND STOCK AWARD PLANS

The company reserved 7,000,000 shares of its common stock for the granting of stock options and other incentive awards to officers and key employees under the 1990 Omnibus Stock Incentive Plan. The number of shares available for grants was increased from 6,000,000 shares by stockholder approval at the 1995 annual meeting.

    Options may be granted, with or without stock appreciation rights (SARs), at prices that are not less than the fair market value of a share of common stock on the date of grant. The 1990 Plan provides for the Compensation Committee to determine when and the manner in which options may be exercised; however, it may not be more than ten years from the date of grant. The exercise of either a SAR or option automatically will cancel any related option or SAR. Under the Plan, the payment for SARs will be made in shares, cash or cash and shares at the discretion of the Compensation Committee. All options granted under the 1983 Employee Stock Option and Appreciation Rights Plan have either been exercised or have expired.

    Following is a summary of stock option transactions for the three fiscal years ended March 2, 1996:

- ---------------------------------------------------------------------
  Shares under option              1996           1995           1994
- ---------------------------------------------------------------------
  Stock options:
  Outstanding--beginning
      of year                 2,484,651      2,437,606      2,599,756
  Granted                       823,400        604,400         13,500
  Exercised ($16.935 to
      $23.00 per share)         (89,687)          (375)       (65,400)
  Converted to and
      exercised as SARs        (153,200)      (312,592)            --
  Expired and cancelled          (6,875)      (244,388)      (110,250)
  Outstanding--end of year
      ($17.825 to $29.75
      per share)              3,058,289      2,484,651      2,437,606
  Exercisable--end of year    1,391,076        190,876        796,919
=====================================================================

    The 1990 Plan also permits the granting of restricted stock and stock-based awards that may require, among other things, continued employment and/or the attainment of specified performance objectives. In fiscal year 1991, 395,000 shares were granted for stock-based awards, which were expensed over the five-year vesting period. Amounts charged to earnings for the stock-based awards were $2,109,000 in 1996, $3,531,000 in 1995 and $1,409,000 in 1994.

    As of March 2, 1996, March 4, 1995 and February 26, 1994, there were 3,241,900 shares, 3,067,162 shares and 397,750 shares, respectively, available for future grants under the Plan.

14. COMMITMENTS AND CONTINGENCIES

The company had standby letters of credit of $33,188,000 and $31,390,000 at March 2, 1996 and March 4, 1995, respectively.

    The company is the defendant in claims and lawsuits arising in the ordinary course of business. In the opinion of management, these matters are covered adequately by insurance, or if not so covered, are without merit or are of such nature or involve such amounts as would not have a material effect on the financial statements of the company if decided adversely.

15. SUBSEQUENT EVENT

On December 4, 1995, Rite Aid commenced a cash tender offer to purchase 50.1% or 35,144,833 shares of common stock of Revco D.S., Inc. at a price of $27.50 per share in cash. The remainder of the outstanding Revco shares would have been converted into Rite Aid stock in a second-step merger transaction. On April 17, 1996, the Federal Trade Commission (FTC) voted to deny approval of the merger as proposed by Rite Aid. Although negotiations continued with the FTC, the company was unable to reach an agreeable settlement. Consequently, Rite Aid withdrew its tender offer for Revco on April 24, 1996.

    Expenses incurred by the company related to the Revco acquisition will be approximately $16,000,000 and will be charged against earnings in the first quarter of fiscal year 1997.

                    INTERIM FINANCIAL RESULTS (UNAUDITED)

                    Rite Aid Corporation and Subsidiaries

- -----------------------------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS              YEAR 1996 (52 WEEKS)
- -----------------------------------------------------------------------------------------------------
                                    FIRST         SECOND          THIRD         FOURTH
                                  QUARTER        QUARTER        QUARTER        QUARTER           YEAR
- -----------------------------------------------------------------------------------------------------
Net sales                      $1,354,841     $1,328,399     $1,331,796     $1,430,981     $5,446,017
Costs and expenses              1,291,918      1,277,912      1,278,343      1,341,642      5,189,815
- -----------------------------------------------------------------------------------------------------
Income before income taxes         62,923         50,487         53,453         89,339        256,202
Income taxes                       24,540         19,577         20,793         32,345         97,255
- -----------------------------------------------------------------------------------------------------
Net income                     $   38,383     $   30,910     $   32,660     $   56,994     $  158,947
=====================================================================================================
Earnings per share             $      .46     $      .37     $      .39     $      .68     $     1.90
=====================================================================================================

- -----------------------------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS          YEAR 1995 (53 WEEKS)
- -----------------------------------------------------------------------------------------------------
                                    FIRST         SECOND          THIRD         FOURTH
                                  QUARTER        QUARTER        QUARTER        QUARTER           YEAR
- -----------------------------------------------------------------------------------------------------
Net sales                      $1,051,142     $1,035,132     $1,093,811     $1,353,766     $4,533,851
Costs and expenses                995,439        990,665      1,049,669      1,266,614      4,302,387
- -----------------------------------------------------------------------------------------------------
Income before income taxes         55,703         44,467         44,142         87,152        231,464
Income taxes                       21,723         17,343         17,214         33,898         90,178
- -----------------------------------------------------------------------------------------------------
Net income                     $   33,980     $   27,124     $   26,928     $   53,254     $  141,286
=====================================================================================================
Earnings per share             $      .40     $      .32     $      .32     $      .63     $     1.67
=====================================================================================================

                            TEN-YEAR FINANCIAL REVIEW
                      Rite Aid Corporation and Subsidiaries

                                                                                YEARS ENDED
- -----------------------------------------------------------------------------------------------------------
                                                                MARCH 2, 1996  MARCH 4, 1995  FEB. 26, 1994
IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS                   (52 WEEKS)     (53 WEEKS)     (52 WEEKS)
- -----------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                                                         $ 5,446,017   $  4,533,851   $  4,058,711
Cost of goods sold, including occupancy costs                       4,017,351      3,327,920      2,970,025
Selling, general and administrative expenses                        1,104,123        932,167        865,137
Interest expense                                                       68,341         42,300         28,683
Provision for videocassette rental department closings                     --             --             --
Restructuring and other charges                                            --             --        149,196
- -----------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                 256,202        231,464         45,670
Income taxes                                                           97,255         90,178         19,462
- -----------------------------------------------------------------------------------------------------------
Income from continuing operations                                     158,947        141,286         26,208
Income (loss) from discontinued operations, net of income taxes            --             --        (16,920)
Cumulative effect of accounting change                                     --             --             --
- -----------------------------------------------------------------------------------------------------------
Net income                                                        $   158,947   $    141,286   $      9,288
- -----------------------------------------------------------------------------------------------------------
Per Share of Common Stock
Income from continuing operations                                 $      1.90   $       1.67   $        .30
Net income                                                        $      1.90   $       1.67   $        .11
Dividends per share                                               $      .695   $        .62   $        .60
Book value, based on shares outstanding at year end               $     13.16   $      12.02   $      11.10
- -----------------------------------------------------------------------------------------------------------
Year-End Financial Position
Working capital                                                   $   835,049   $    795,995   $    763,216
Current ratio                                                          2.33:1         2.38:1         3.11:1
Property, plant and equipment (net)                               $   979,549   $    778,479   $    638,694
Long-term debt                                                    $   994,321   $    805,984   $    613,418
Total assets                                                      $ 2,841,995   $  2,472,607   $  1,989,070
Stockholders' equity                                              $ 1,103,619   $  1,011,812   $    954,714
- -----------------------------------------------------------------------------------------------------------
Other Data
Weighted average shares outstanding                                83,808,000     84,771,000     87,972,000
Number of retail drugstores                                             2,759          2,829          2,690
Number of employees                                                    35,700         36,700         28,550
- -----------------------------------------------------------------------------------------------------------
Supplementary Data
Results prepared on a FIFO basis:
     Income from continuing operations                            $   170,099   $    150,663   $     32,864
      Per share amount                                            $      2.03   $       1.78   $        .37
     Net income                                                   $   170,099   $    150,663   $     15,944
      Per share amount                                            $      2.03   $       1.78   $        .18
===========================================================================================================

                            TEN-YEAR FINANCIAL REVIEW
                      Rite Aid Corporation and Subsidiaries

                                                                                YEARS ENDED
- -----------------------------------------------------------------------------------------------------------
                                                                FEB. 27, 1993  FEB. 29, 1992  MARCH 2, 1991
IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS                   (52 WEEKS)     (52 WEEKS)     (52 WEEKS)
- -----------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                                                        $  3,833,591   $  3,530,560   $  3,259,766
Cost of goods sold, including occupancy costs                       2,804,787      2,564,751      2,350,873
Selling, general and administrative expenses                          798,848        741,144        696,401
Interest expense                                                       29,387         37,463         49,484
Provision for videocassette rental department closings                     --             --             --
Restructuring and other charges                                            --             --             --
- -------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                 200,569        187,202        163,008
Income taxes                                                           76,819         72,261         62,879
- -------------------------------------------------------------------------------------------------------------
Income from continuing operations                                     123,750        114,941        100,129
Income (loss) from discontinued operations, net of income taxes         8,646          9,075          7,171
Cumulative effect of accounting change                                     --             --             --
- -------------------------------------------------------------------------------------------------------------
Net income                                                       $    132,396   $    124,016   $    107,300
- -------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
Income from continuing operations                                $       1.41   $       1.32   $       1.21
Net income                                                       $       1.51   $       1.43   $       1.29
Dividends per share                                              $      .5625   $      .5125   $      .4625
Book value, based on shares outstanding at year end              $      11.76   $      10.82   $       9.32
- -------------------------------------------------------------------------------------------------------------
Year-End Financial Position
Working capital                                                  $    811,645   $    723,195   $    707,451
Current ratio                                                          4.03:1         3.49:1         3.98:1
Property, plant and equipment (net)                              $    551,392   $    502,728   $    493,947
Long-term debt                                                   $    489,220   $    427,503   $    585,434
Total assets                                                     $  1,858,506   $  1,734,479   $  1,666,958
Stockholders' equity                                             $  1,035,643   $    950,575   $    773,948
- -------------------------------------------------------------------------------------------------------------
Other Data
Weighted average shares outstanding                                87,933,000     86,917,000     82,996,000
Number of retail drugstores                                             2,573          2,452          2,420
Number of employees                                                    27,750         27,607         27,290
- -------------------------------------------------------------------------------------------------------------
Supplementary Data
Results prepared on a FIFO basis:
     Income from continuing operations                           $    134,335   $    125,228   $    111,290
      Per share amount                                           $       1.53   $       1.44   $       1.34
     Net income                                                  $    142,981   $    134,303   $    118,461
      Per share amount                                           $       1.63   $       1.55   $       1.42
=============================================================================================================

                                                                                      YEARS ENDED
- --------------------------------------------------------------------------------------------------------------------------
                                                                MARCH 3, 1990  MARCH 4, 1989  FEB. 27, 1988  FEB. 28, 1987
IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS                   (52 WEEKS)     (53 WEEKS)     (52 WEEKS)     (52 WEEKS)
- --------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net sales                                                        $  3,011,250   $  2,729,325   $  2,381,022   $  1,650,643
Cost of goods sold, including occupancy costs                       2,165,097      1,960,627      1,721,528      1,181,719
Selling, general and administrative expenses                          646,540        583,860        481,921        323,435
Interest expense                                                       51,933         40,840         32,344         19,992
Provision for videocassette rental department closings                 22,000             --             --             --
Restructuring and other charges                                            --             --             --             --
- --------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                 125,680        143,998        145,229        125,497
Income taxes                                                           48,764         56,325         59,135         56,329
- --------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                      76,916         87,673         86,094         69,168
Income (loss) from discontinued operations, net of income taxes        25,142          7,537         54,747          8,816
Cumulative effect of accounting change                                     --             --          3,712             --
- --------------------------------------------------------------------------------------------------------------------------
Net income                                                       $    102,058   $     95,210   $    144,553   $     77,984
- --------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
Income from continuing operations                                $        .93   $       1.06   $       1.04   $        .84
Net income                                                       $       1.23   $       1.15   $       1.75   $        .94
Dividends per share                                              $        .42   $        .38   $        .34   $        .30
Book value, based on shares outstanding at year end              $       8.49   $       7.67   $       6.90   $       5.48
- --------------------------------------------------------------------------------------------------------------------------
Year-End Financial Position
Working capital                                                  $    633,326   $    297,334   $    309,130   $    234,391
Current ratio                                                          3.93:1         1.62:1         1.86:1         1.74:1
Property, plant and equipment (net)                              $    475,548   $    434,801   $    383,653   $    298,820
Long-term debt                                                   $    542,051   $    228,260   $    227,153   $    153,399
Total assets                                                     $  1,539,311   $  1,417,520   $  1,224,244   $    964,330
Stockholders' equity                                             $    704,413   $    636,184   $    571,014   $    452,544
- --------------------------------------------------------------------------------------------------------------------------
Other Data
Weighted average shares outstanding                                82,958,000     82,904,000     82,660,000     82,562,000
Number of retail drugstores                                             2,352          2,184          2,072          1,586
Number of employees                                                    26,935         27,347         26,703         19,454
- --------------------------------------------------------------------------------------------------------------------------
Supplementary Data
Results prepared on a FIFO basis:
     Income from continuing operations                           $     86,504   $     95,481   $     92,041   $     73,049
      Per share amount                                           $       1.04   $       1.15   $       1.11   $        .88
     Net income                                                  $    111,646   $    103,018   $    150,500   $     81,865
      Per share amount                                           $       1.35   $       1.24   $       1.82   $        .99
==========================================================================================================================

                        DIRECTORS AND CORPORATE OFFICERS

DIRECTORS                          CHAIRMAN                        VICE PRESIDENTS                  ASSISTANT
Franklin C. Brown                  Martin L. Grass                 Gerald P. Cardinale              VICE PRESIDENTS
Executive Vice President and       Chief Executive Officer         Information Services             Eugene P. Brown
Chief Legal Counsel                                                                                 Information Services
                                                                   Eric S. Elliott                  Operations
Alex Grass                         PRESIDENT                       Pharmacy Marketing
Honorary Chairman of the           Timothy J. Noonan                                                Tara J. Stevens
Board and Chairman of the          Chief Operating Officer         I. Lawrence Gelman               Pharmacy Marketing
Executive Committee                                                Associate Counsel
                                                                   and Secretary
Martin L. Grass                    EXECUTIVE                                                        ASSISTANT SECRETARY
Chairman of the Board and          VICE PRESIDENTS                 W. Michael Knievel               Lilli A. Binder
Chief Executive Officer            Frank M. Bergonzi               Corporate Security
                                   Chief Financial Officer
Philip Neivert                                                     James E. Krahulec                ASSISTANT TREASURER
Private Investor                   Franklin C. Brown               Government and                   Glenn C. Gershenson
Rochester, NY                      Chief Legal Counsel             Trade Relations

Timothy J. Noonan                  Kevin J. Mann                   James O. Lott                    REGIONAL
President and                      Marketing                       Risk Management                  VICE PRESIDENTS
Chief Operating Officer                                                                             DRUGSTORE OPERATIONS
                                                                   Raymond B. McKeeby               Jon M. Olson
Leonard N. Stern                   SENIOR                          Pricing
Chairman of the Board and          VICE PRESIDENTS                                                  Michael A. Podgurski
Chief Executive Officer            Thomas R. Coogan                Suzanne Mead
The Hartz Group, Inc.              Planning                        Corporate Communications         Gregory D. Webb
New York, NY
                                   Elliot S. Gerson                Michael F. Morris
Henry Taub                         Assistant Chief Legal           Store Development
Honorary Chairman                  Counsel
of the Board                                                       Joseph S. Speaker
Automatic Data                     Wayne Gibson                    Controller
Processing, Inc.                   Distribution and Logistics
Roseland, NJ                                                       Richard J. Varmecky
                                   Charles R. Kibler               Treasurer
Preston Robert Tisch               Drugstore Operations
Co-chairman and                                                    Mary A. Verbryke
Co-chief Executive Officer         Philip D. Markovitz             Category Management,
Loews Corporation                  Store Development               Purchasing
New York, NY
                                   Ronald A. Miller
Gerald Tsai, Jr.                   Distribution
Chairman, President
and Chief Executive Officer        Robert R. Souder
Delta Life Corporation             Labor Relations
Memphis, TN
                                   James M. Talton
                                   Human Resources

                                   Kent L. Whiting
                                   Information Services

                              INVESTOR INFORMATION


ANNUAL MEETING

The annual meeting will
be held on June 26, 1996,
at 11:00 a.m. at:
Radisson Penn Harris
Hotel & Convention Center,
1150 Camp Hill Bypass
Camp Hill, PA 17011
(717) 763-7117

FORM 10-K

The annual report to the
Securities and Exchange
Commission on Form 10-K
is available upon written
request to the secretary of
the company, or through the
SEC EDGAR database on
the World Wide Web at:
http://www.sec.gov/

REGISTRAR AND
TRANSFER AGENT

Harris Trust Company of
New York
c/o Harris Bank
311 West Monroe Street
11th Floor
Chicago, IL 60606
(312) 461-3309

DIVIDEND
REINVESTMENT

The company offers an auto-
matic dividend reinvestment
plan for the convenience of
stockholders and employees.
For further information,
contact:
Harris Trust Company of
New York
Dividend Reinvestment Plan
P.O. Box A3309
Chicago, IL 60690-3309
(312) 461-3309

CORPORATE
INFORMATION

General information about
the company, including corpo-
rate background and current
announcements, is available
through the company's News-
On-Demand fax service at
(800) 916-7788, and our World
Wide Web site at:
http://www.RiteAid.com/

Rite Aid Corporation
General Offices:
30 Hunter Lane
Camp Hill, PA 17011-2404

Mailing Address:
P.O. Box 3165
Harrisburg, PA 17105-3165
(717) 761-2633

RITE AID
DRUGSTORES

[MAP]

MARCH 2, 1996

Alabama                 5
Connecticut            48
Delaware               19
District of Columbia    8
Florida                23
Georgia                55
Indiana                32
Kentucky              117
Maine                  94
Maryland              180
Michigan              343
New Hampshire          39
New Jersey            189
New York              341
North Carolina        109
Ohio                  324
Pennsylvania          409
South Carolina         80
Tennessee              38
Vermont                11
Virginia              161
West Virginia         134
- -------------------------
TOTAL               2,759


COMMON STOCK AND DIVIDENDS

Rite Aid Corporation's common stock is listed on the New
York and Pacific Stock Exchanges with the stock symbol
RAD. On April 22, 1996, there were approximately 24,000 shareholders. Quarterly high and low stock prices, based on New York Stock Exchange composite transactions, together with dividend information are shown below:

Fiscal          Quarter         High            Low             Dividend
- --------------------------------------------------------------------------
1996            First           25 1/2          22 1/4          17.0 cents

                Second          29              24 1/4          17.0 cents

                Third           32 5/8          26 5/8          17.0 cents

                Fourth          34 1/4          30 1/4          18.5 cents
- --------------------------------------------------------------------------
1995            First           20 3/8          18 1/8          15.0 cents

                Second          21 1/2          18 7/8          15.0 cents

                Third           24              20              15.0 cents

                Fourth          26 3/8          21 5/8          17.0 cents
- --------------------------------------------------------------------------