Form 10-K405, Exhibit 13
period 1997-03-01
RITE AID CORP
filed 1997-05-29
CIK 84129

                                                                     EXHIBIT 13

RITE AID 1997 ANNUAL REPORT

                           [PHOTO OF WOMAN ON PHONE]
                            [PHOTO OF MAN WITH BABY]
                          [PHOTO OF TWO WOMEN RUNNING]
                    [PHOTO OF THREE PEOPLE SITTING ON GRASS]

For your life, Rite Aid's got it.

73,000 associates                                           55 million customers

RITE AID CORPORATION IS ONE OF THE LARGEST RETAIL DRUGSTORE CHAINS IN THE COUNTRY, OPERATING OVER 3,600 DRUGSTORES IN 27 EASTERN AND WESTERN STATES AND THE DISTRICT OF COLUMBIA. RITE AID IS COMMITTED TO PROVIDING OUR CUSTOMERS WITH SUPERIOR PRODUCTS AND SERVICE. FOUNDED IN 1962, RITE AID TODAY HAS OVER 73,000 ASSOCIATES WHO SERVE MORE THAN 55 MILLION CUSTOMERS ANNUALLY.

         IN DECEMBER 1996, RITE AID ACQUIRED THRIFTY PAYLESS, INC., THE LARGEST DRUGSTORE RETAILER IN THE WESTERN UNITED STATES WITH OVER 1,000 STORES IN 10 STATES. THE ACQUISITION GIVES RITE AID THE FIRST OR SECOND POSITION IN 25 OF THE TOP 50 U.S. METROPOLITAN AREAS.

         RITE AID ALSO OPERATES EAGLE MANAGED CARE CORPORATION, A WHOLLY OWNED SUBSIDIARY THAT MARKETS PRESCRIPTION PLANS AND SELLS OTHER MANAGED HEALTHCARE SERVICES TO EMPLOYERS, HEALTH MAINTENANCE ORGANIZATIONS AND GOVERNMENT-SPONSORED EMPLOYEE BENEFIT PROGRAMS.

         RITE AID COMMON STOCK IS LISTED ON THE NEW YORK AND PACIFIC STOCK EXCHANGES AS RAD.

                                        CONTENTS

                                     1  Financial Highlights
                                     2  To Our Stockholders
                                     3  A Discussion with Rite Aid Management
                                     4  Real Estate / Store Development
                                     6  Leading-edge Technology
                                     7  Store Operations
                                     8  Merchandising and Marketing
                                    11  Financial Strategies
                                    12  Supporting Our Communities
                                    13  Financial Review
                                    36  Directors and Corporate Officers
                                    37  Investor Information

FINANCIAL HIGHLIGHTS

                                                                  YEAR ENDED          YEAR ENDED
                                                                 MARCH 1, 1997       MARCH 2, 1996
  Dollars in thousands except per share amounts                    (52 WEEKS)          (52 WEEKS)
--------------------------------------------------------------------------------------------------
  Net Sales                                                      $ 6,970,201         $ 5,446,017
--------------------------------------------------------------------------------------------------
  Income Before Nonrecurring Charges and Extraordinary Loss      $   202,897*        $   158,947
--------------------------------------------------------------------------------------------------
  Net Income                                                     $   115,377*        $   158,947
--------------------------------------------------------------------------------------------------
  Earnings per Common Share:
  Income Before Nonrecurring Charges and Extraordinary Loss      $      2.20*        $      1.90
--------------------------------------------------------------------------------------------------
  Net Income                                                     $      1.25*        $      1.90
--------------------------------------------------------------------------------------------------
  Dividends per Common Share                                     $      .755         $      .695
--------------------------------------------------------------------------------------------------
  Average Number of Common Shares Outstanding                     92,211,000          83,808,000
  Total Assets                                                   $ 6,416,981         $ 2,841,995
  Stockholders' Equity                                           $ 2,488,685         $ 1,103,619
  Number of Employees                                                 73,000              35,700
                                                                 -----------         -----------

  Note: The company uses the LIFO method of accounting for substantially all of its inventories. Under the FIFO method, net income would have been higher by $9,975,000 or $.11 per share, and $11,152,000 or $.13 per share, for fiscal years 1997 and 1996, respectively.

* Income before nonrecurring charges and extraordinary loss was $202,897,000 or $2.20 per share, compared with $158,947,000 or $1.90 per share last year. Net income for the year ended March 1, 1997 included nonrecurring and other charges of $42,363,000 or $.46 per share and an extraordinary loss on the early extinguishment of debt totaling $45,157,000 or $.49 per share.

DRUGSTORE SALES

                         93        94        95        96        97
                         ----      ----      ----      ----      ----
dollars in billions      3.83      4.06      4.53      5.45      6.97

INCOME BEFORE NONRECURRING
CHARGES AND EXTRAORDINARY LOSS

                         93        94        95        96        97
                         ----      ----      ----      ----      ----
dollars in millions      123.8     116.8     141.3     158.9     202.9

TO OUR STOCKHOLDERS

Fiscal 1997 was another successful year as we continued our efforts to restructure our business to operate larger, higher volume and more profitable drugstores. We achieved record revenues and earnings and, at the same time, implemented an unprecedented real estate program.

         Sales for the year ended March 1, 1997 were $6.97 billion and earnings from operations before nonrecurring charges and extraordinary items were $202.9 million. More importantly, our same-store sales increased 7.9% for the year as compared to 6.6% in fiscal 1996. This trend of higher pharmacy and front-end sales has been accomplished in an environment that has yielded inflation of only 1.6%.

         The consolidation in the drugstore industry continued full force. In June we purchased Taylor Drugs, a chain of 34 stores operating in metropolitan Louisville, Kentucky. This acquisition strengthened our presence in Kentucky, where we were already the largest drugstore operator, and enabled us to enter Louisville with a major share of the market.

         In December we consummated the largest acquisition in our history, merging with Thrifty PayLess, Inc. Thrifty PayLess had sales of $4.4 billion in 1,007 stores located in the western part of the United States. It is the largest chain drugstore operator in California, Oregon, Washington, Utah and Idaho. This transaction has positioned us at an entirely new level in the industry. We now operate more than 3,600 stores with revenue for fiscal 1998 anticipated to exceed $11 billion.

         Today we are integrating the West Coast operation into our chain. We are installing new computer hardware in all Thrifty PayLess stores, a process we expect to complete by the end of May. The software systems necessary to operate Thrifty PayLess as Rite Aid stores will be fully operational by September. The opportunity to enhance our earnings from Thrifty PayLess is enormous. In fact, core Rite Aid store operating margins should be achievable on the West Coast approximately two years after the integration is finished.

         In November we entered into a joint venture to provide mail order pharmacy services with SmithKline Beecham's Diversified Pharmaceutical Services, one of the nation's leading pharmacy benefit managers. This business will give us another channel of distribution to provide prescriptions to select managed care customers. First-year revenues are expected to be more than $100 million.

         As we continue to seek opportunities to expand through mergers and acquisitions, we will follow a very disciplined strategy of only entering into transactions that are not dilutive to earnings per share. Not all drugstore chains fit into our strategic plan or are worth the same multiple of cash flow. We continue to turn down more acquisition opportunities than we accept.

         In September we hired Beth J. Kaplan as Executive Vice President of Marketing. Beth was previously a corporate Vice President with Procter & Gamble in charge of cosmetics and fragrances. Beth has assumed responsibility for all of our marketing, advertising, category management and merchandising. She is well on her way to continuing the transformation begun in 1995 to create a more marketing-oriented Rite Aid, focused on creating a major brand in the drugstore industry.

         During the year, Leonard Green, Senior Partner of Leonard Green Partners, an investment firm, and William J. Bratton, current President of First Security Consulting, Inc. and former Commissioner of the New York City Police Department, were appointed to the Board of Directors. We look forward to their contributions as we move forward. Henry Taub, the founder of ADP Services, has retired from our Board after 13 years of excellent service. Henry provided insightful, careful analysis to the Board and senior management benefited from his probing questions.

         In fiscal 1998 we will challenge and motivate our 73,000 associates toward another year of record sales and earnings. The Rite Aid management team is committed to enhancing shareholder value. This is the number one measurement in determining our success.

/s/ Martin L. Grass                     /s/ Timothy J. Noonan
Martin L. Grass                         Timothy J. Noonan
Chairman and                            President and
Chief Executive Officer                 Chief Operating Officer

May 2, 1997

A DISCUSSION WITH RITE AID MANAGEMENT

                                        Our growth initiatives generated real
                                        momentum in fiscal 1997 as we acquired
                                        Thrifty PayLess and moved ahead
                                        aggressively to expand and enhance our
                                        store base in the East. As a result, we
                                        acquired or opened more than 1,300
                                        stores, creating a company with over $11 billion a year in revenue. In the pages that follow, our senior executive team takes a look at the rapidly changing face of Rite Aid.

BUILDING
OUR BUSINESS
FROM COAST
TO COAST

                            [ 3 PICTURES OF PEOPLE ]

REAL ESTATE / STORE DEVELOPMENT

                                   Martin Grass     [ PICTURE OF MARTIN GRASS ]
                                   Chairman & CEO

WHAT MADE THRIFTY PAYLESS THE RIGHT ACQUISITION CANDIDATE? WHAT DOES THE DEAL MEAN FOR SHAREHOLDERS?

A number of factors made Thrifty PayLess the right choice for us. First, we believe the purchase will be good for our customers, who will benefit from the buying power of a large chain. Second, the acquisition strengthens our position with managed care customers, which translates into better options and more benefits for their plan members. Third, Thrifty PayLess will introduce us to product categories not currently offered in Rite Aid stores.

         The acquisition also responds to our belief that to survive and prosper in this business, you have to get bigger. With Thrifty PayLess, we've not only extended our reach to include a base of 1,007 outlets in 10 western states, we've added the dominant drugstore chain on the West Coast, with the number one or two market share position in 18 of its 20 metropolitan markets. With the ongoing consolidation in our industry, we had to move quickly or this opportunity would have disappeared.

         It's also the right deal because it shortly will become a major contributor to our bottom line. The cost of the purchase worked out to $34.58 per share. The acquisition is not dilutive to earnings. We incurred a one-time charge of approximately $125 million principally related to the integration of the acquired stores and the closing of Thrifty PayLess headquarters in Oregon. With a total of 3,623 stores in 27 states and the District of Columbia, and the first or second position in 25 of the nation's top 50 drugstore markets, we anticipate even stronger performance in fiscal 1998. We are well on our way to achieving our most fundamental objective: to grow Rite Aid's revenue, profits and most importantly, the value of our stock.

3,623 DRUGSTORES

[ 3 PICTURES OF DRUGSTORES ]

MOST OF OUR NEW STORES ARE FREESTANDING UNITS
WITH A DRIVE-THRU PHARMACY WINDOW AND PARKING FOR
50 OR MORE CARS.

DO YOU EXPECT GROWTH TO COME EQUALLY FROM ALL OF YOUR NATIONAL MARKETS?

Yes. There are tremendous expansion opportunities for us on the West Coast. California is once again recording a rapid increase in population. In addition, major cities such as Seattle, Portland and Las Vegas are showing explosive growth. In the East, we expect to continue to add stores at a record rate in our existing markets. We are, very simply, extending the growth plan we've been implementing on the East Coast to the West Coast. In fiscal 1998, we expect to add 100 new stores on the East Coast and as many as 30 on the West Coast. Looking further ahead, we plan to open 100 new stores a year in both regions.

HOW MANY STORES DID YOU OPEN IN FISCAL 1997?

We opened 369 new, larger 10,500 square-foot prototype stores. The added space and innovative design of these units is already paying off in a big way. On an annualized basis, they're generating first-year volume of greater than $3 million compared with the $2 million average of our older, smaller stores. Given the number of new stores we've opened during the past two years, we'll easily surpass our goal of 1,000 new prototype stores in place by the end of 1998.


WHAT IS THE RATIONALE FOR THE CLOSURE AND SALE OF 200 STORES IN THE SOUTHEAST?

The rationale is straightforward. We're doing everything we can to enhance our business, and it doesn't make sense to deploy resources in markets where we have limited market share or little growth potential. We sold our stores in North Carolina and South Carolina to J.C. Penney Co., Inc., eliminating states where we had weak market penetration. All of this frees us to concentrate our energies on markets where we believe we can secure a more dominant market share and become the low-cost retailer of prescription service.

WHAT IS YOUR REAL ESTATE STRATEGY?

Today we are primarily opening new stores in freestanding locations. Typically these sites encompass an acre of ground and have parking for at least 50 cars. Almost all new freestanding stores include a drive-thru window for pharmacy service. We open stores in every type of neighborhood. You will find profitable Rite Aid stores in urban cities, suburbia and smaller, rural towns.

           [ GRAPHIC OF MAP OF U.S. SHOWING LOCATIONS OF DRUGSTORES ]

LEADING-EDGE TECHNOLOGY

[ 2 GRAPHICS OF COMPUTER SCREENS DISPLAYING RITE AID WEB SITE ]

OUR WEB SITE PROVIDES UP-TO-THE-MINUTE INFORMATION ABOUT ALL ASPECTS OF THE CORPORATION.

HOW WILL RITE AID'S LEADERSHIP IN TECHNOLOGY AFFECT THRIFTY PAYLESS' OPERATIONS?

When completed, the rollout of Rite Aid's superior systems will enhance Thrifty PayLess' efficiencies. To date, we have installed our satellite, point-of-sale, office computer and front-end auto-replenishment systems in almost all Thrifty PayLess stores. We are already seeing a substantial reduction in the workload at store levels and a smooth flow of financial and marketing data to our home office. By Fall 1997, we expect to complete installation of our pharmacy system, which will give us better control over third party payments and reduce rejects. The pharmacy system will enable our customers to fill prescriptions at any store in the Rite Aid network.

YOU'VE DEMONSTRATED YOUR COMMITMENT TO TECHNOLOGY. WHAT WAS NEWSWORTHY IN FISCAL 1997 AND WHAT'S NEXT?

Being committed to technology means being in constant motion. In fiscal 1997, we continued to keep Rite Aid on the cutting edge of the chain drug industry with a number of initiatives. Our new point-of-sale decision-support technology enables us to view data at the product level, allowing us to identify the best selling mix of merchandise or the effectiveness of promotions. We can break this information down by region, store type and time frame to make decisions from market to market, and even from store to store. We are currently test marketing a program of Smart Cards that contain either monetary value or marketing incentives tailored to customers' individual shopping patterns.

         Advanced technology is what is allowing us to eliminate more than 780 jobs at Thrifty PayLess headquarters in Wilsonville, Oregon. Our ability to collect and analyze data will enable us to integrate all back office functions in less than six months.

         To enhance customer service, we have introduced a voice response unit that is being installed throughout the chain, enabling customers to refill prescriptions by telephone 24 hours a day. This capability saves hours of our pharmacists' time. We are also in the process of developing a new, automated prescription-filling system that will completely transform the way in which prescriptions are filled, allowing our pharmacists to provide more personalized service. In addition, the rollout of our auto-replenishment system for pharmacy merchandise will begin this September, further reducing the time required to write orders and maintain better in-stock positions with a smaller inventory investment.

TECHNOLOGY ENABLES US TO REACT TO CONSTANTLY CHANGING CONSUMER PREFERENCES.

[ PICTURE OF PEOPLE WORKING ]

STORE OPERATIONS

                                   Tim Noonan          [ PICTURE OF TIM NOONAN ]
                                   President & COO

HOW DO YOU PLAN TO INTEGRATE RITE AID'S 10,500 SQUARE-FOOT PROTOTYPE STORE INTO THE THRIFTY PAYLESS STORES?

Thrifty PayLess stores will become Rite Aid stores. We are implementing our prototype design and our brand identity in all our West Coast units and have developed a 17,300 square-foot prototype for the region. A similar format to our East Coast prototype, the new design emphasizes cosmetics and over-the-counter items but also accommodates Thrifty PayLess' additional product categories and seasonal offerings.

         Our merchandising philosophy of stressing drugstore basics, supplemented with convenience items, is being well received by Thrifty PayLess customers. The remerchandising and remodeling effort is under way. We expect the Thrifty PayLess stores to benefit from a better in-stock condition at the distribution centers on the West Coast as well.

WHAT IS RITE AID'S DISTRIBUTION STRATEGY AND HOW DOES THE WEST COAST DISTRIBUTION SYSTEM FIT IN?

Actually, there is room to make major improvements on both Coasts. Recently, we announced the building of a state-of-the-art, 835,000 square-foot facility in Perryman, Maryland. This $70 million distribution center should be operational in late 1998. When it commences operation, we will close an older, antiquated building in Shiremanstown, Pennsylvania. We also are closing an ineffective Thrifty PayLess facility located in Ontario, California, and replacing it with a cross-dock facility in Las Vegas, Nevada. A study is under way to identify additional opportunities in distribution.

HOW HAS YOUR AUTO-REPLENISHMENT CAPABILITY PAID OFF?

We've now instituted auto-replenishment for all front-end merchandise that comes out of our distribution centers. As goods are sold, they're reordered automatically by computer. This innovation alone saves us about 15 hours a week of writing orders at the store level. Plus, it greatly improves our in-stock condition. Our research has confirmed that we have better same-store sales with less inventory when using the auto-replenishment system.

WHAT ARE YOUR PLANS FOR THE THIRD PARTY BUSINESS?

The integration of Thrifty PayLess' pharmacy benefits management unit (PBM) -- Thrifty PayLess Health Services -- into our Eagle Managed Care Corporation (EMC) has created one of the largest PBMs owned by a drug chain. Today, EMC covers three million people. Given the current environment, we believe growth will be exponential. The expansion makes us more attractive to third party payers, since with more stores and greater efficiency, we can offer managed care plans lower prescription pricing. For example, with EMC now covering such a vast area, we can more effectively market our services to large national managed care organizations.

         In fiscal 1997, EMC continued to be very active in formulary management with its Preferred Prescription Program, which offers lower-cost prescription items within a class of therapeutic drugs. We also are continuing to develop Intel-Rx, which performs drug utilization reviews and operates a compliance telephone call center. Additionally, we recently made a 24-hour drug information phone line available in six markets, which sets a new standard for customer service in the industry.

HOW LARGE IS YOUR THIRD PARTY BUSINESS? ARE THERE ANY NEW INITIATIVES?

We're already quite strong in this area. Both Rite Aid and Thrifty PayLess have been among the most active companies in the industry when it comes to dealing with managed care. Over 83% of prescriptions at Rite Aid, and 75% at Thrifty PayLess, are paid for by third party providers.

         We've continuously taken steps to build this part of our business -- redesigning our drug dispensing areas and installing sophisticated computer systems to enhance pharmacy operations. In fiscal 1997 we entered the mail order prescription business through a joint venture with SmithKline Beecham. As a result, EMC is now a full-service managed care provider with significant new growth potential. In addition, we have implemented sophisticated patient education through such vehicles as our disease state management and wellness programs.

MERCHANDISING AND MARKETING

                    Beth Kaplan, Executive        [ PICTURE OF BETH KAPLAN ]
                    Vice President, Marketing

HOW ARE YOU BUILDING BRAND EQUITY FOR RITE AID?

Today, more than ever, we are aggressively competing for a greater share of our customers' drugstore purchases. We are trying to create more loyalty to the Rite Aid brand. This is especially true of our target customers -- women, 25 to 54 years old with families and jobs. It's our goal to be their first choice whenever they need a prescription, beauty care item, greeting card or film processed. To achieve this, we are concentrating on establishing Rite Aid as the superior choice in terms of assortment, value and service.

         We've begun by developing meaningful, proprietary benefits around a number of core front-end businesses. Last month we launched a holistic marketing program that includes print and broadcast advertising, as well as continual updates of our cosmetics assortment and displays. In addition, we have instituted a money-back cosmetic guarantee. We are pursuing similar marketing initiatives in the vitamin, photo and greeting card categories -- all areas where we have tremendous upside potential.

         While our product assortments are obviously critical, we're equally committed to being the premier customer-oriented service provider in our industry. Rite Aid today is creating a culture of service. We're training store associates and pharmacists to assist customers more effectively. We're also leading with innovations like our 24-hour drug information line and voice-activated prescription refill service.

HOW, SPECIFICALLY, WILL YOU BUILD RITE AID'S IMAGE ON THE WEST COAST?

We'll go about establishing our presence and image in the West in much the same, systematic, bold way we did it in the East. We're in the process of introducing the Rite Aid identity in our new markets -- getting the message across to Thrifty PayLess customers that everything they liked about the chain stays, but now they'll get a whole lot more. A key focus of our brand-building effort is our superior pharmacy system. Rite Aid customers on both Coasts count on quick service, accurate advice and timely information -- all of which go far in building customer loyalty.

YOUR STORES NOW OFFER EVERYTHING FROM PHARMACEUTICALS TO COSMETICS TO CONVENIENCE FOODS. HOW ARE THESE AREAS ADDING SALES MOMENTUM? WHAT MIGHT YOU ADD TO THE CURRENT MERCHANDISE MIX?

For starters, we intend to maximize the return in the categories we know sell well. Cosmetics, our fastest-growing product category, offers enormous growth opportunity. Not only is it profitable, but the category hits a bull's-eye with our target audience.

         We are always studying new business opportunities. For example, we began

                          [ PICTURE OF WOMAN ON BIKE ]

OUR ENHANCED PRODUCT OFFERINGS, PARTICULARLY IN BEAUTY CARE AND NATURAL HEALTH, RESPOND TO OUR TARGET CONSUMERS.

testing our Natural Health Centers, situated next to the pharmacy, which offer a selection of homeopathic and herbal remedies, nutritional products and literature on the subject. We are pleased with early results from this growing category. We are also learning from our Thrifty PayLess units about product categories our East Coast units don't presently offer, such as green goods and extra-large seasonal displays. With our ability to customize the mix unit by unit, it's easy for us to offer items that may be unique to a particular store or market.

         While individual products and categories are building sales momentum incrementally, our new prototype is driving growth across the board. The new format, unveiled in Baltimore, has enabled Rite Aid to add SKUs and bolster its products in hot categories. Cosmetics and photo departments, convenience food sections and checkouts have all been dramatically enhanced.

HOW DOES THE THRIFTY PAYLESS APPROACH TO MERCHANDISING FIT WITH YOURS?

It is complementary in the sense that the Thrifty PayLess units also offer a mix of products tailored to their diverse markets. At this point, we only plan minor alterations to the merchandise mix. The chain clearly went through the process of analyzing what product selection they needed to fill their stores profitably. From the start, we've maintained the attitude that we would keep everything they have in the mix -- such as large seasonal assortments, Thrifty-brand ice cream and plants and garden items -- and learn to do it better.

               [ 2 PICTURES OF LATE NIGHT SERVICE AT DRUGSTORES ]

AROUND THE CLOCK OR IN A RUSH, RITE AID CUSTOMERS COUNT ON CONVENIENT SERVICE.

HOW DO YOU INTERACT WITH YOUR VENDORS?

We place tremendous value on our relationships with our suppliers. Of all the things we have done to develop true partnerships with our vendors, our commitment to category management is probably the most important. It signifies a total partnership with suppliers in all our product categories. Suppliers work closely with us, helping with logistics, inventory control, merchandise mix and promotions of every category in their area. Category management is an evolving process, so as we achieve our initial goals, we keep setting new ones.

         The vendor community has been very receptive to this program as it ensures we both win satisfied customers. The exchange of data enables all of us to make accurate, targeted data-based decisions. We are experiencing phenomenal increases in market share in categories where we have implemented this approach.

                      [ PICTURE OF PERSON HOLDING A CARD ]

OUR RITE REWARDS CARD IDENTIFIES AND REWARDS OUR BEST CUSTOMERS WITH SPECIAL SAVINGS, DISCOUNTS AND TARGETED OFFERS.

WHEN WILL YOU ROLLOUT THE PREFERRED CUSTOMER CARD PROGRAM?

We've test marketed a loyalty incentive program called Rite Rewards in New England where it's been well received. The average transaction size, in both dollars and units, increased significantly -- better than in any other market in the chain. Since all card purchases are tracked electronically, we now have a valuable database we can use to market directly to those customers and cross-promote other categories as well.

         Most importantly, Smart Card technology is an example of our growing ability to invest marketing dollars towards our most profitable customers. The data we've gathered has helped us identify the 40 percent of our customer base that generates roughly 80 percent of our sales. We are leveraging our technological expertise to reward these customers with incentives to increase their purchases. We'll do more and more of this in the future.

KEEPING UP WITH TRENDS IN OUR PRIVATE LABEL OFFERINGS IS ANOTHER WAY WE DELIVER VALUE TO OUR CUSTOMERS.

                        [ PICTURE OF RITE AID PRODUCTS ]

FINANCIAL STRATEGIES

                    Frank Bergonzi, Executive     [ PICTURE OF FRANK BERGONZI ]
                    Vice President & CFO

CAPITAL EXPENDITURES

                         93        94        95        96        97
                         ----      ----      ----      ----      ----
dollars in millions      114.8     169.1     182.7     315.1     371.2

WHAT IMPACT DOES THE THRIFTY PAYLESS DEAL HAVE ON CASH FLOWS?

It's important to mention that the chain drug industry is known for generating strong cash flows, and this has long been true of Rite Aid. We are acutely aware, however, that to stay successful we have to invest our cash flow back into our business, which is one of the things we did in purchasing Thrifty PayLess. For the short term, the acquisition will have an impact on cash flows as we absorb an anticipated expense of $50 million to $60 million for integrating the two companies. We will use some of Thrifty PayLess' cash flow to cover the costs of remodeling and relocating units on the West Coast, but we expect Thrifty PayLess to be cash-flow positive by the end of fiscal 1998.

WHAT SORT OF GROWTH RATE DO YOU ANTICIPATE FOR THE COMBINED BUSINESSES?

Our expectation is that, with the Thrifty PayLess transaction, the stores we're opening and expanding, and the strong same-store sales reported in fiscal 1997, we will have sales growth for the next few years in the 13 to 15 percent range. It will take roughly a year and a half to ramp up expansion on the West Coast, where we expect to open 30 new stores in fiscal 1998. Therefore, we will continue to derive a greater proportion of business from our East Coast operations in the near term.

         Overall we are very optimistic about what lies ahead, in terms of Rite Aid specifically and our industry sector as a whole. Our industry is benefiting from three of the most robust demand trends in retailing. The aging U.S. population, new pharmaceuticals extending life expectancy, along with the growth of managed care, all lead to stronger prescription business. With increased traffic at the pharmacy counter we derive greater sales from additional categories, such as over-the-counter drugs, cosmetics, beauty aids and vitamins.

LOOKING AHEAD, WHAT IS YOUR FINANCIAL STRATEGY, ESPECIALLY REGARDING THE CAPITAL INVESTMENTS PROMISED ON BOTH COASTS?

We will continue to invest in our business to achieve dominance in the markets we serve, and in the new markets we choose to enter. We believe there's a tremendous opportunity to enhance our earnings at a faster rate with the addition of Thrifty PayLess. Our strategy is focused on maintaining the highest operating margin in the industry. To accomplish this we have to improve our return on assets. It is our goal to achieve better working capital utilization over the next two years. In addition, we will relocate or enlarge approximately 250 stores annually, expanding our square footage on the East Coast by seven to eight percent per year -- achieving one of the fastest growth rates in the drugstore industry. We'll continue to leverage technology to drive costs down with productivity improvements and by enhancing revenues with marketing programs.

SUPPORTING OUR COMMUNITIES

WHAT CHAIN-WIDE COMMUNITY PROGRAMS DOES RITE AID SPONSOR ON A NATIONAL LEVEL?

We are very committed to supporting children's and women's healthcare. One of our signature programs is the Children's Miracle Network (CMN), a national organization that raises funds for more than 160 pediatric hospitals around the country. Rite Aid has been a supporter of CMN since its inception in 1984. In fiscal 1997, we expanded our commitment to the national level through Miracle Balloon Sales in all Rite Aid and Thrifty PayLess stores and raised over a million dollars.

         Rite Aid's Mother's Day Mammogram program is fast becoming one of the nation's largest breast cancer education and outreach campaigns. It encourages women 40 and older to get regular mammogram screenings and provides free mammograms to uninsured or underinsured women. Thousands of women have already benefitted from the program. We plan to expand the campaign to the West Coast in fiscal 1998.

HOW DO YOU PARTICIPATE ON A LOCAL LEVEL IN YOUR MARKETS?

Rite Aid is proud to support many different kinds of programs that serve our communities on a grassroots level. For example, our School-to-Business program, which was launched four years ago in Philadelphia, is a notable success. The program helps disadvantaged inner-city high school students, who work as interns for a range of participating businesses, including hospitals, banks and Rite Aid. Students earn academic credit and grades and acquire the fundamental skills they'll need to enter the job market upon graduation.

         Poison prevention has become another focus in many of our markets. A good example is the poison control effort we kicked off at a Washington, D.C.-area elementary school. This program exemplifies the level of commitment we bring as a company and as individuals to our communities. In addition to presiding over presentations about poison control, we distributed educational materials and stickers, and certified participating children as "Rite Aid Junior Poison Prevention Officers." Plans are under way to expand this successful program to other neighborhood schools.

                  [ 2 PICTURES ONE OF BOOKLETS ONE OF PEOPLE ]

WE ARE COMMITTED TO PARTICIPATING ACTIVELY IN OUR COMMUNITIES AND SUPPORT A WIDE RANGE OF HEALTH AND EDUCATIONAL PROGRAMS.

     FINANCIAL REVIEW


     CONTENTS

14   Management's Discussion and Analysis of
     Results of Operations and Financial Condition
18   Management's Responsibility for
     Financial Statements
19   Independent Auditors' Report
20   Consolidated Balance Sheets
21   Consolidated Statements of Income
22   Consolidated Statements of Stockholders' Equity
23   Consolidated Statements of Cash Flows
24   Notes to Consolidated Financial Statements
33   Interim Financial Results (Unaudited)
34   Ten-Year Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS


Sales:

Net sales for the fiscal year ended March 1, 1997, totaled $6.970 billion, an increase of $1.524 billion or 28% higher than last year. Included in fiscal 1997 are sales of approximately $1.071 billion generated by 1,007 Thrifty PayLess ("Thrifty") stores since their December 12, 1996 acquisition date. Prescription revenues lead sales growth with same-store sales increases of 11.6%. Overall same-store sales grew 7.9%. For fiscal years 1996 and 1995, net sales were $5.446 billion and $4.534 billion, respectively, representing increases of 20.1% and 11.7% over the year-earlier periods. Fiscal 1996 sales were favorably impacted by the inclusion of a full year of Perry drugstore sales compared to only five weeks of Perry revenue in fiscal 1995. Same-store sales growth was 6.6% in 1996 and 7.2% in 1995. Fiscal 1995 benefited from having one additional sales week for a 53-week fiscal year.


Costs and Expenses:

Cost of goods sold including occupancy costs were 73.4% of sales for the current year compared to 73.8% for fiscal 1996 and 73.4% for fiscal 1995. Favorably impacting gross profits were sales gains in certain higher margin front-end categories and Thrifty's greater proportion of non-pharmacy merchandise. Pharmacy sales, representing 54.0%, 55.2% and 53.1% of total drugstore sales for fiscal years 1997, 1996 and 1995, respectively, resulted in declines of pharmacy gross profit margins because of increases in lower margin third party sales. The ratios of third party sales to total pharmacy sales were 79.9%, 75.3% and 71.0%, for fiscal years 1997, 1996 and 1995, respectively. Fiscal 1996 compared to 1995 was impacted by the inclusion of the Perry drugstores, which had higher third party sales and lower gross margins than the rest of the chain. The company's weighted average internal inflation indexes were 1.6% for fiscal 1997, 2.2% for fiscal 1996 and 2.0% for fiscal 1995 resulting in LIFO (last in, first out) inventory charges of $16.0 million, $18.0 million and $15.4 million, respectively.

PHARMACY SALES AS A
PERCENTAGE OF DRUGSTORE SALES
--------------------------------
(percent)
93        48.5
94        50.8
95        53.1
96        55.2
97        54.0

THIRD PARTY SALES AS A
PERCENTAGE OF PHARMACY
--------------------------------
(percent)
93        63.8
94        66.6
95        71.0
96        75.3
97        79.9

         Selling, general and administrative expenses, expressed as a percentage of sales, were 20.6%, 20.3% and 20.6% for fiscal years 1997, 1996 and 1995, respectively. The growth in the operating expense ratio in fiscal 1997 was attributable to incremental overhead expenses associated with Thrifty's headquarters operations and costs associated with integration of the Thrifty drugstores. The lower operating expense ratio in fiscal 1996 was due primarily to benefits derived from integration of the Perry acquisition and 215 stores that were sold or closed during the year; because of their lower sales volume these stores had higher expense to sales ratios. Fiscal 1995, compared to the previous year, benefited from higher same-store sales increases and an additional week of sales in which to leverage operating expenses.

         Interest expense was $96.5 million in 1997, $68.3 million in 1996 and $42.3 million in 1995. The upward trend was mainly due to higher levels of indebtedness throughout each year. The annual weighted average interest rates on the company's commercial paper were 5.5%, 5.9% and 5.0% for fiscal years 1997, 1996 and 1995, respectively. Proceeds from increased borrowings were used to refinance Thrifty debt and fund expenses associated with the merger; finance other acquisitions; and finance store remodeling, relocations and expansions. During the current year, 167 stores were acquired or built, along with 169 relocations and 46 expansions to the larger store prototype. In prior years, higher debt resulted from increased borrowings for acquisitions and for store remodeling, relocations and expansions.


Nonrecurring and Other Charges:

During fiscal 1997, the company recorded nonrecurring and other charges of $68.1 million related to certain noncapitalizable costs associated with the integration of Thrifty, costs associated with closing distribution facilities in the midatlantic and southeast regions, expenses associated with the attempted acquisition of Revco D. S., Inc. and other charges.


Income Taxes:

The effective income tax rate was 38.0% for fiscal years 1997 and 1996, a decline from 39.0% for fiscal 1995. In 1996, the decline in the tax rate from 1995 resulted from tax planning strategies which utilized state net operating loss carryforwards (NOLs), the tax benefits of which were previously considered unlikely to be realized. Consequently, the deferred tax benefits related to these state NOLs carried a valuation allowance in prior years.


Income Before Extraordinary Loss:

Income before extraordinary loss for fiscal 1997 rose to $160.5 million compared to $158.9 million in 1996 and $141.3 million in 1995. The current year benefited from solid same-store sales increases, Thrifty operating results since its acquisition date and lower LIFO inventory charges. Adversely impacting 1997 were nonrecurring and other charges, decreases in pharmacy gross profit margins and increased interest expense. In the prior year, the Perry acquisition positively impacted income by contributing a full year of sales with a more favorable operating expense ratio as compared to 1995. The higher earnings for fiscal 1996 also resulted from solid same-store sales gains and a decrease in the effective income tax rate, despite continued pressure on margins from third party reimbursements and higher interest cost. Results from 1995 reflected strong same-store sales increases, an additional sales week and the favorable impact of a lower ratio of expense to sales compared to the year earlier. Adversely affecting fiscal 1995 were a greater percentage of third party prescription sales, higher interest cost and a larger LIFO inventory charge.


Extraordinary Loss:

Early extinguishment of certain Thrifty indebtedness resulted in an extraordinary loss of $45.1 million, net of taxes, for the year ended March 1, 1997. The extraordinary loss consisted primarily of premiums associated with the tender offer of 12 1/4% senior subordinated notes and write-off of the related debt discount, unamortized debt issuance costs and other costs associated with completing the tender offer.

Net Income:

Net income was $115.4 million, $158.9 million and $141.3 million for fiscal years 1997, 1996 and 1995, respectively. Nonrecurring charges and extraordinary losses on early debt extinguishment of approximately $87.5 million, net of taxes, adversely impacted net income in 1997 when compared to 1996 and 1995 net income amounts.


LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $226.3 million, $148.6 million and $190.2 million for fiscal years 1997, 1996 and 1995, respectively. Cash provided by operating activities outpaced growth from income before extraordinary loss during 1997 because of greater depreciation and amortization expenses, a decline in income taxes paid and increases in accrued expenses. Adversely impacting cash provided from operating activities were increases in accounts receivable reflecting the trend of greater numbers of prescriptions being reimbursed by third party payers, and increases in inventories in new and remodeled stores during the year. Prior year earnings increases did not result in additional levels of cash provided by operations largely due to increases in inventory levels and cash expenditures for store closings of $28.2 million in 1996 and $29.1 million in 1995. In fiscal year 1996, cash outlays were also necessary to settle accrued liabilities acquired from Perry. Net working capital was $1.6 billion at March 1, 1997, $835 million at March 2, 1996 and $796 million at March 4, 1995. The current ratios were 2.4:1, 2.3:1 and 2.4:1, respectively. Typically, cash provided by operations is adequate to supply working capital, provide cash for dividend payments and substantially contribute to investing activities. External sources of cash are used mainly to help finance the purchase of businesses and to fund other large cash requirements.

         The company issues commercial paper rated A-2 by Standard & Poors and P-2 by Moody's, supported by unused revolving credit commitments, to supplement cash generated by operations. Outstanding commercial paper of the company amounted to $701.5 million at March 1, 1997, $556.8 million at March 2, 1996 and $436.5 million at March 4, 1995. Increases in commercial paper borrowings were used to finance acquisitions and capital expenditures. Supplementing liquidity in 1997 were proceeds of approximately $277.4 million received for drugstore dispositions, the sale of Bi-Mart Membership Discount Stores and a sale and leaseback transaction for 56 drugstores. On December 20, 1996, the company issued $1 billion in debt securities, consisting of $350 million, 6.70% notes due December 15, 2001; $350 million, 7.125% notes due January 15, 2007; and $300 million, 7.70% debentures due February 15, 2027. The net proceeds from these securities were used to repay commercial paper initially issued by the company in connection with the Thrifty merger and to refinance other commercial paper borrowings previously issued by the company. In March 1995, $50 million of 8.5% convertible debentures acquired from Perry were redeemed by the company through proceeds from commercial paper borrowings. In April 1995, the company issued $200 million of 7 5/8% senior notes, due April 15, 2005, to repay part of its outstanding commercial paper. The company redeemed its 9 5/8% sinking fund debentures totaling $45 million in July 1995.

         Total debt, including capital lease obligations, was 49.7% of total capitalization at fiscal year end 1997, compared to 52.6% in 1996, and 48.3% for 1995. Both debt and equity increased during the year as a result of acquisitions, debt refinancing and store construction, relocation and expansion. The company utilized its common stock to effect the Thrifty merger, converting each share of Thrifty common stock for 0.65 shares of Rite Aid common stock. Approximately 38.7 million shares of Rite Aid common stock were issued to holders of Thrifty common stock at a fair market value of $34.58 per share. The fair market value was measured for the time period beginning before the date agreement of the purchase price was reached, until after the date that the transaction was announced to the public. Accordingly, the improved debt to total capitalization ratio in 1997 reflects the strong financial position that the company has attained. Management believes that the company has additional debt capacity available, if needed, to capitalize on future growth opportunities.

NEW ACCOUNTING STANDARDS


In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" in October 1995. The company adopted SFAS 123 during the year ending March 1, 1997 in accordance with its provisions, and has included pro forma disclosures as part of the notes to the consolidated financial statements. The adoption of SFAS 121 during the year ended March 2, 1996, and SFAS 123 during 1997, did not have a significant effect on the company's financial statements.

         In February 1997, the FASB issued SFAS No. 128 "Earnings Per Share." SFAS 128 establishes standards for computing and presenting earnings per share. In accordance with the effective date of SFAS 128, the company will adopt
SFAS 128 for the year ending February 28, 1998. This statement is not expected to have a material impact on the company's financial statements.


IMPACT OF INFLATION AND CHANGING PRICES


The company's internal inflation trend remained consistent during the three-year period with decreases in front-end merchandise offset by higher pharmacy costs. Though not significant, inflation continues to cause increases in product, occupancy and operating expenses, as well as the cost of acquiring capital assets. The effect of higher costs is minimized by achieving operating efficiencies and passing vendor price increases along to consumers.

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

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Rite Aid Corporation

We have audited the accompanying consolidated balance sheets of Rite Aid Corporation and subsidiaries as of March 1, 1997 and March 2, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 1, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rite Aid Corporation and subsidiaries as of March 1, 1997 and March 2, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 1, 1997, in conformity with generally accepted accounting principles.

         As discussed in Note 1 to the financial statements, the company changed its method of accounting for investments to conform with Statement of Financial Accounting Standards No. 115 in fiscal year 1995.



/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Harrisburg, Pennsylvania
April 24, 1997

CONSOLIDATED BALANCE SHEETS                Rite Aid Corporation and Subsidiaries



In thousands of dollars                                                            March 1, 1997 and March 2, 1996
------------------------------------------------------------------------------------------------------------------
                                                                                          1997                1996
------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash                                                                               $     7,042         $     3,131
Accounts receivable, net (Note 1)                                                      370,588             246,966
Inventories (Note 1)                                                                 2,336,659           1,170,747
Prepaid expenses and other current assets                                               57,210              44,204
------------------------------------------------------------------------------------------------------------------
     Total current assets                                                            2,771,499           1,465,048
------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE 7):
Land                                                                                   352,416             109,246
Buildings                                                                              547,077             269,095
Leasehold improvements                                                                 680,297             509,523
Equipment                                                                            1,024,673             765,286
Construction in progress                                                                65,393              24,360
------------------------------------------------------------------------------------------------------------------
                                                                                     2,669,856           1,677,510
Accumulated depreciation and amortization                                              773,786             697,961
------------------------------------------------------------------------------------------------------------------
     Total property, plant and equipment, net                                        1,896,070             979,549
------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS (NOTE 1):
Excess of cost over underlying equity in subsidiaries (less accumulated
     amortization of $19,595 and $9,619)                                             1,260,777             141,266
Lease acquisition costs and other intangible assets (less accumulated
     amortization of $132,696 and $115,430)                                            383,862             197,129
------------------------------------------------------------------------------------------------------------------
     Total intangible assets                                                         1,644,639             338,395
------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                           104,773              59,003
------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                  $ 6,416,981         $ 2,841,995
==================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term debt and current maturities of long-term debt (Note 6)                  $    44,255         $   232,811
Accounts payable                                                                       601,301             271,782
Income taxes (Notes 1 and 5)                                                            18,484              42,463
Sales and other taxes payable                                                           34,985              13,913
Accrued salaries, wages and other current liabilities (Note 10)                        472,985              69,030
------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                       1,172,010             629,999
------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 6)                                     2,317,789             974,321
CAPITAL LEASE OBLIGATIONS (NOTE 6)                                                      97,863              20,000
DEFERRED INCOME TAXES (NOTES 1 AND 5)                                                  221,855             114,056
OTHER NONCURRENT LIABILITIES (NOTE 10)                                                 118,779                  --
------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                               3,928,296           1,738,376
------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 10 AND 14)
STOCKHOLDERS' EQUITY (NOTES 11, 12 AND 13):
Preferred stock, par value $1 per share, none issued or outstanding                         --                  --
Common stock, par value $1 per share, issued 129,342,043 and 90,379,823 shares         129,342              90,380
Additional paid-in capital                                                           1,365,771              62,623
Retained earnings                                                                    1,100,185           1,055,795
Cumulative pension liability adjustments (Note 9)                                       (1,867)               (433)
Treasury stock, at cost (6,532,169 shares)                                            (104,746)           (104,746)
------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                      2,488,685           1,103,619
------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity                                    $ 6,416,981         $ 2,841,995
==================================================================================================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME          Rite Aid Corporation and Subsidiaries



In thousands of dollars except per share amounts         Years ended March 1, 1997, March 2, 1996 and March 4, 1995
-------------------------------------------------------------------------------------------------------------------
                                                                          1997               1996              1995
-------------------------------------------------------------------------------------------------------------------
Net sales                                                          $ 6,970,201         $5,446,017        $4,533,851
COSTS AND EXPENSES:
Cost of goods sold, including occupancy costs                        5,113,047          4,017,351         3,327,920
Selling, general and administrative expenses                         1,433,697          1,104,123           932,167
Interest expense                                                        96,473             68,341            42,300
Nonrecurring and other charges (Note 3)                                 68,057                 --                --
-------------------------------------------------------------------------------------------------------------------
                                                                     6,711,274          5,189,815         4,302,387
-------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and income taxes                      258,927            256,202           231,464
Income taxes (Notes 1 and 5)                                            98,393             97,255            90,178
-------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                       160,534            158,947           141,286
-------------------------------------------------------------------------------------------------------------------
Extraordinary loss--early extinguishment of debt,
     net of taxes (Notes 5 and 6)                                      (45,157)                --                --
-------------------------------------------------------------------------------------------------------------------
Net income                                                         $   115,377         $  158,947        $  141,286
-------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE (NOTES 1 AND 11):
-------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss                                   $      1.74         $     1.90        $     1.67
Extraordinary loss, net of taxes                                          (.49)                --                --
-------------------------------------------------------------------------------------------------------------------
Net income                                                         $      1.25         $     1.90        $     1.67
===================================================================================================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF                 Rite Aid Corporation and Subsidiaries
STOCKHOLDERS' EQUITY



In thousands of dollars except per share amounts                         Years ended March 1, 1997, March 2, 1996 and March 4, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              CUMULATIVE ADJUSTMENTS
                                           COMMON STOCK   ADDITIONAL                  ------------------------------
                                   --------------------      PAID-IN      RETAINED         UNREALIZED        PENSION
                                   ISSUED      TREASURY      CAPITAL      EARNINGS    SECURITIES GAIN      LIABILITY          TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE FEBRUARY 26, 1994        $ 90,288     $ (59,215)  $   59,423    $  866,134           $     --        $(1,916)     $ 954,714
Stock acquired for treasury                     (36,562)                                                                    (36,562)
Stock options exercised                 2                      1,232                                                          1,234
Net income                                                                 141,286                                          141,286
Cash dividends paid
     ($.62 per share)                                                      (52,309)                                         (52,309)
Net unrealized gain on
     marketable securities                                                                      2,847                         2,847
Minimum pension liability
     adjustments                                                                                                 602            602
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 4, 1995              90,290       (95,777)      60,655       955,111              2,847         (1,314)     1,011,812
Stock acquired for treasury                      (8,969)                                                                     (8,969)
Stock options exercised                90                      1,968                                                          2,058
Net income                                                                 158,947                                          158,947
Cash dividends paid
     ($.695 per share)                                                     (58,263)                                         (58,263)
Sale of marketable securities                                                                  (2,847)                       (2,847)
Minimum pension liability
     adjustments                                                                                                 881            881
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 2, 1996              90,380      (104,746)      62,623     1,055,795                 --           (433)     1,103,619
Stock options exercised               276                      4,914                                                          5,190
Net income                                                                 115,377                                          115,377
Cash dividends paid
     ($.755 per share)                                                     (70,987)                                         (70,987)
Redemption of
     stockholders' rights                                       (839)                                                          (839)
Acquisition of Thrifty
     PayLess Holdings, Inc.        38,676                  1,298,741                                                      1,337,417
Conversion of debt securities          10                        332                                                            342
Minimum pension liability
     adjustments                                                                                              (1,434)        (1,434)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 1, 1997            $129,342     $(104,746)  $1,365,771    $1,100,185           $     --        $(1,867)    $2,488,685
===================================================================================================================================


     The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF                 Rite Aid Corporation and Subsidiaries
CASH FLOWS



In thousands of dollars                                                  Years ended March 1, 1997, March 2, 1996 and March 4, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           1997              1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income before extraordinary loss and income taxes                                   $   258,927         $ 256,202         $ 231,464
ADJUSTMENTS TO RECONCILE TO NET CASH PROVIDED BY INCOME BEFORE EXTRAORDINARY
     LOSS AND INCOME TAXES:
     Depreciation and amortization                                                      168,064           118,662            98,560
     Accreted interest on long-term debt                                                 15,310            12,855            12,215
     Nonrecurring and other charges (Note 3)                                             48,220                --                --
     Changes in operating assets and liabilities
         net of effects from acquisitions (Note 2)
         (Increase) in accounts receivable                                              (41,777)          (20,195)          (23,291)
         (Increase) in inventories                                                      (29,404)         (111,087)          (63,911)
         (Increase) decrease in prepaid
            expenses and other current assets                                            15,047           (21,092)           (3,646)
         Increase (decrease) in accounts payable                                        (35,950)           (1,859)           33,184
         (Decrease) in accrued expenses
            and other current liabilities                                              (143,400)          (52,306)          (21,276)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided by continuing operations
     before extraordinary loss and income taxes                                         255,037           181,180           263,299
Cash provided by (used in) discontinued operations
     before income taxes                                                                     --               890            (1,339)
Income taxes paid                                                                       (28,743)          (33,453)          (71,717)
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                          226,294           148,617           190,243
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for property, plant and equipment                                         (371,226)         (315,120)         (182,665)
Purchase of businesses, net of cash acquired (Note 2)                                   (35,087)         (131,714)         (175,729)
Intangible assets acquired                                                              (26,316)          (15,909)          (14,476)
Investments and advances in joint venture                                               (30,714)               --                --
Investing activities of discontinued operations                                              --                --           (14,336)
Proceeds from dispositions                                                              106,937           136,928            91,488
Other                                                                                    27,975            (6,774)            1,215
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) investing activities                                           (328,431)         (332,589)         (294,503)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt (Note 6)                                 1,068,401           224,212                --
Net proceeds of commercial paper borrowings                                             144,735           120,265           197,662
Principal payments on long-term debt                                                 (1,040,452)          (99,348)          (16,020)
Cash dividends paid                                                                     (70,987)          (58,263)          (52,309)
Redemption of stockholders' rights                                                         (839)               --                --
Stock acquired for treasury                                                                  --            (8,969)          (36,562)
Proceeds from the sale of stock                                                           5,190             2,058             1,234
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                          106,048           179,955            94,005
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                               3,911            (4,017)          (10,255)
Cash at beginning of year                                                                 3,131             7,148            17,403
-----------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                 $     7,042         $   3,131         $   7,148
===================================================================================================================================
Supplemental disclosure of cash paid for interest
     (net of amounts capitalized of $1,897, $1,948 and $373)                        $    75,434         $  56,851         $  32,664
===================================================================================================================================


     The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Description of Business

Rite Aid Corporation operates over 3,600 retail drugstores in the eastern and western United States.


Fiscal Year

The company's fiscal year ends on the Saturday closest to February 29 or March
1. The fiscal years ended March 1, 1997 and March 2, 1996 contained 52 weeks. The fiscal year ended March 4, 1995 contained 53 weeks.


Principles of Consolidation

The consolidated financial statements include the accounts of the company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


Accounts Receivable

Accounts receivable are stated net of an allowance for uncollectible accounts of $14,583,000 at March 1, 1997 and $5,545,000 at March 2, 1996. Most of the
company's accounts receivable are due from third party providers (e.g., insurance companies and governmental agencies) under third party payment plans and are booked net of any allowances provided for under the respective plans. Since payments due from third party payers are sensitive to payment criteria changes and legislative actions, the allowance is reviewed continually and adjusted for accounts deemed uncollectible by management.


Inventories

Inventories are stated at the lower of cost or market. The company uses the last-in, first-out (LIFO) method of accounting for substantially all of its inventories. At March 1, 1997, March 2, 1996 and March 4, 1995, respectively, inventories were $166,702,000, $178,932,000 and $170,464,000 lower than the amounts that would have been reported using the first-in, first-out (FIFO) method.


Intangible Assets

The excess of cost over underlying equity in subsidiaries (goodwill) generally is being amortized on a straight-line basis over 40 years. Lease acquisition costs incurred principally for the purchase of new and existing store locations are generally amortized over the terms of the leases on a straight-line basis. Patient prescription file purchases are amortized over their estimated useful lives. The company reviews the realizability of its intangible assets annually, based upon expectations of nondiscounted cash flows and operating income. As of March 1, 1997, management believes that there are no materially impaired intangible assets.


Marketable Securities

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


Preopening Expenses

Expenditures of a noncapital nature incurred prior to the opening of a new store or associated with a remodeled store are charged against earnings as administrative and general expenses when incurred.


Insurance

The company is substantially self-insured with respect to general liability, workers' compensation and covered employee medical claims. Excess insurance coverage is maintained for general liability and workers' compensation claims. Management believes its reserve for claims reported and claims incurred but not reported is adequate.


Income Taxes

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


Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded annually based on the quoted market price of the company's stock at the end of the period.


Earnings per Share

Primary earnings per share have been computed based on the weighted average number of shares of common stock outstanding during each fiscal year (92,211,000 in 1997, 83,808,000 in 1996 and 84,771,000 in 1995). Fully diluted earnings per share are not shown since the dilution is not material.


Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. ACQUISITIONS


On December 12, 1996, Thrifty PayLess Holdings, Inc., (Thrifty PayLess) was merged with and into the company. Pursuant to the merger agreement, as amended, each share of Thrifty PayLess common stock was converted to Rite Aid common stock at the exchange ratio of 0.65 shares of Rite Aid common stock for each share of Thrifty PayLess common stock. Total Rite Aid common stock exchanged in connection with this transaction was approximately 38,676,000 shares.

         The fair market value per share of the Rite Aid common stock exchanged in consideration of the Thrifty PayLess common stock was $34.58. The fair market value was measured for the time period beginning before the date that an agreement of the purchase price was reached, until after the date that the transaction was announced to the public. The aggregate fair market value of stock issued was approximately $1,337,417,000.

         The purchase method of accounting for business combinations was used to record the merger of Thrifty PayLess. Total consideration given for Thrifty PayLess amounted to approximately $1,496,428,000 as of March 1, 1997, including direct acquisition costs, involuntary employee termination benefits and costs to exit activities of Thrifty PayLess. The value of goodwill assigned to Thrifty amounted to approximately $1,112,109,000 and is being amortized on a straight-line basis over 40 years.

         Results of operations for Thrifty PayLess are included in these consolidated financial statements since December 12, 1996. The following represents the unaudited pro forma results of operations as if the merger of Thrifty PayLess had occurred at the beginning of fiscal years 1997 and 1996:

--------------------------------------------------------------------------------
In thousands of dollars except per share amounts                       PRO FORMA
--------------------------------------------------------------------------------
UNAUDITED                                             YEAR ENDED      YEAR ENDED
                                                   MARCH 1, 1997   MARCH 2, 1996
--------------------------------------------------------------------------------
Net sales                                         $10,742,704        $10,110,500
Income before
     extraordinary loss                           $   236,362        $   163,000
Net income                                        $    78,405        $   151,100

EARNINGS PER SHARE:
Income before
     extraordinary loss                           $      1.93        $      1.33
Net income                                        $       .64        $      1.23
================================================================================

The company also purchased the assets of Taylor Drug Stores, Inc., Concord Drugs, Inc., and acquired a 50% interest in mail order pharmacy provider Diversified Prescription Delivery, L.L.C. ("DPD"). The total consideration paid for these acquisitions amounted to approximately $64,301,000.

         The acquisitions of Taylor Drug Stores, Inc. and Concord Drugs, Inc. were accounted for as purchases; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at date of acquisition. The value of goodwill assigned to these acquisitions was approximately $2,673,000 and is being amortized on a straight-line basis over 40 years.

         As of March 1, 1997, the company had investment and advances of $30,714,000 in DPD and is accounting for this investment using the equity method. The investment in DPD is included with other assets on the balance sheet. Results of operations for each of these acquisitions are included with those of Rite Aid since each respective acquisition date.

         In July 1995, the company purchased the entire chain of conventional, freestanding drugstores owned and operated by Pathmark Stores, Inc. The chain consisted of 30 stores located in the New York metropolitan region. In October 1995, an additional 20 stores, located in the state of Maine, were purchased from Brooks Pharmacy. Also during fiscal 1996, Rite Aid obtained certain assets, mainly inventories, pharmacy prescription files, store fixtures and favorable lease agreements, through various single store acquisitions. Total consideration paid for the above acquisitions amounted to $105,878,000. The value of goodwill assigned to the acquisitions totaled $15,062,000 and is being amortized on a straight-line basis over 40 years.

         All of the 1996 acquisitions discussed above were accounted for as purchases; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at date of acquisition. Operating results of the acquired companies were included with those of Rite Aid since their respective acquisition dates.


3. NONRECURRING AND OTHER CHARGES


During 1997, the company began integration of Thrifty PayLess and developed a plan to realign certain merchandise distribution facilities. The company recorded $68,057,000 pretax, nonrecurring and other charges related to certain noncapitalizable costs associated with the integration of the Thrifty PayLess operations, closing of distribution facilities in the midatlantic and southeast regions, expenses incurred in the attempted acquisition of Revco D. S., Inc. and other charges. The company is converting the Thrifty PayLess drugstores to the Rite Aid prototype through the following activities:

- remodeling Thrifty PayLess stores to Rite Aid's store design and signage,

- installing the Rite Aid Dispensing System in all Thrifty PayLess stores,

- installing Rite Aid's point-of-sale systems in all Thrifty PayLess stores,

- merchandising Thrifty PayLess stores with Rite Aid's preferred product mix, and

-        installing Rite Aid's pricing and advertising programs.

         Conversion of the Thrifty PayLess store systems to Rite Aid store systems is anticipated to be completed in the third quarter of fiscal 1998. Accordingly, the company will incur duplicative overhead expenses during the integration period.


4. DISPOSITIONS


In February 1997, 63 stores in North Carolina and South Carolina were sold to a unit of J.C. Penney Co., and 126 units are expected to be transferred in May 1997 to a party designated by J. C. Penney. An additional 121 stores were closed or sold during the year ended March 1, 1997. The company received proceeds amounting to approximately $106,937,000 associated with drugstore dispositions. Gains from drugstore closings and dispositions were not significant.

         In February 1997, the company completed its sale of Bi-Mart Membership Discount Stores. Disposition of Bi-Mart was planned pursuant to the Thrifty PayLess Holdings Inc. merger. Accordingly, the fair market value of acquired Bi-Mart assets was adjusted to the proceeds received upon disposition and resulted in no gain recognition.

         During fiscal year 1996, Rite Aid sold 37 drugstores and the assets of 72 other stores located in Florida to the Eckerd Corporation, 33 stores and the assets of 21 other stores located in Massachusetts and Rhode Island to Brooks Pharmacy and CVS, Inc., and completed the sale of its nursing home pharmacy business. As a result of these transactions, the company received approximately $85,873,000 in cash proceeds. The gain from these transactions was not significant.


5. INCOME TAXES


Total income tax expense for fiscal years ended March 1, 1997, March 2, 1996, and March 4, 1995, is allocated as follows:

--------------------------------------------------------------------------------
In thousands of dollars                               1997       1996       1995
--------------------------------------------------------------------------------
Continuing operations                              $98,393    $97,255    $90,178
Extraordinary loss                                 (27,678)        --         --
--------------------------------------------------------------------------------
Total income tax expense                           $70,715    $97,255    $90,178
================================================================================

Tax benefits of $27,678,000 associated with early debt extinguishment losses are included in income taxes currently payable as of March 1, 1997. The components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------
In thousands of dollars                               1997       1996       1995
--------------------------------------------------------------------------------
CURRENTLY PAYABLE:
Federal                                            $ 5,316    $21,488    $53,617
State                                                7,081      4,927      4,632
--------------------------------------------------------------------------------
                                                    12,397     26,415     58,249
--------------------------------------------------------------------------------
DEFERRED TAX EXPENSE:
Federal                                             46,954     60,486     30,149
State                                               11,364     10,354      1,780
--------------------------------------------------------------------------------
                                                    58,318     70,840     31,929
--------------------------------------------------------------------------------
     Total income tax expense                      $70,715    $97,255    $90,178
================================================================================

Presented below are the deferred tax liabilities and deferred tax assets at March 1, 1997 and March 2, 1996:

--------------------------------------------------------------------------------
In thousands of dollars                                      1997           1996
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Accelerated depreciation
     and amortization                                    $150,011       $105,298
Inventory valuation                                       137,121         45,416
Purchased tax benefits                                      5,951         16,559
Prepaid and other expenses                                 33,014         20,360
--------------------------------------------------------------------------------
Total gross deferred tax liabilities                      326,097        187,633
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accrued expenses                                          (75,550)       (15,917)
Net operating loss carryforwards                           (3,081)        (3,198)
Other                                                      (3,151)        (4,764)
--------------------------------------------------------------------------------
Total gross deferred tax assets                           (81,782)       (23,879)
Valuation allowance                                         1,777          1,777
--------------------------------------------------------------------------------
Net deferred tax assets                                   (80,005)       (22,102)
--------------------------------------------------------------------------------
Net deferred tax liabilities                             $246,092       $165,531
================================================================================

         Net deferred tax liabilities of $22,243,000 and net deferred tax assets of $23,477,000 associated with acquisitions made during fiscal years 1997 and 1996, respectively, are included in the above table. Based on the company's historical and current pre-tax earnings, management believes it is more likely than not that the company will realize the net deferred tax assets.

         The valuation allowance as of March 1, 1997 and March 2, 1996 principally applies to net operating loss carryforwards (NOLs) for state income tax purposes. The current portions of net deferred taxes for 1997 and 1996 amounted to $24,237,000 and $51,475,000, respectively, and are included with income taxes on the balance sheet.

         State income taxes and prior year accrual adjustments account for most of the differences between the actual provision for income taxes and taxes computed by applying the statutory rate. Following is a reconciliation of the statutory to effective tax rate:

--------------------------------------------------------------------------------
Percentage     `                                    1997       1996         1995
--------------------------------------------------------------------------------
Federal statutory rate                              35.0       35.0         35.0
State income taxes, net of
     federal tax benefit                             6.3        4.0          1.6
Nondeductible expenses                               1.9         .7           .4
Adjustments to prior year
     tax liabilities                                (2.9)        --           --
Tax credits                                         (1.0)        --           --
Change in valuation allowance                         --       (2.4)          .4
Other, net                                          (1.3)        .7          1.6
--------------------------------------------------------------------------------
                                                    38.0       38.0         39.0
================================================================================


6. INDEBTEDNESS AND CREDIT AGREEMENTS


Following is a summary of indebtedness at March 1, 1997 and March 2, 1996:

--------------------------------------------------------------------------------
In thousands of dollars                                      1997           1996
--------------------------------------------------------------------------------
Commercial paper, 5.5% and 5.4%
     weighted average rates at
     year-end 1997 and 1996                            $  701,500      $ 556,765
6.70% notes due 2001                                      350,000             --
7.125% notes due 2007                                     350,000             --
7.70% debentures due 2027                                 300,000             --
7 5/8% senior notes due 2005                              200,000        200,000
6 7/8% senior debentures due 2013                         200,000        200,000
6 3/4% zero coupon convertible
     subordinated notes due 2006                          199,111        200,680
5 7/8% to 10.475% industrial
     development bonds
     due through 2016                                      19,050         19,050
Obligations under capital leases                          108,565         44,200
Other                                                      31,681          6,437
--------------------------------------------------------------------------------
                                                        2,459,907      1,227,132
Short-term debt and current
     maturities of long-term debt                         (44,255)      (232,811)
--------------------------------------------------------------------------------
Long-term debt,
     less current maturities                           $2,415,652      $ 994,321
================================================================================

         The company has $1,500,000,000 in revolving credit commitments to support its commercial paper program consisting of a $1,000,000,000 facility that expires July 2001, and a $500,000,000 facility that converts in December 1997 to a term loan that will mature in December 1998. Borrowings under these facilities bear interest rates, at the company's option, based on the prime, federal funds, certificate of deposit or London interbank rates, as well as competitive bid. Pricing on loans and commitments will vary commensurate with credit quality. The $1,000,000,000 and $500,000,000 commitments have per annum facility fees, irrespective of usage, of 8.5 basis points and 7 basis points, respectively. At March 1, 1997 and March 2, 1996, there were no amounts outstanding under these agreements.

         Rite Aid maintains, at all times, unused long-term revolving credit agreement commitments at least equal to the principal amount of its outstanding commercial paper that the company intends to carry on a long-term basis.

         On December 20, 1996, the company issued securities aggregating $1,000,000,000. The sale of securities included $350,000,000, 6.70% notes due December 15, 2001; $350,000,000, 7.125% notes due January 15, 2007; and
$300,000,000, 7.70% debentures due February 15, 2027. The net proceeds from the sale of these securities were used to repay commercial paper issued by the company in connection with the Thrifty PayLess merger and to refinance other commercial paper borrowings previously issued by the company.

         Early extinguishment of certain Thrifty Payless indebtedness resulted in an extraordinary loss of $45,157,000, net of taxes during the year ended March 1, 1997. Repayment of Thrifty PayLess indebtedness included revolving notes payable of $504,000,000, a term loan of $243,667,000 and 12 1/4% senior subordinated notes of $195,000,000 due April 15, 2004. The extraordinary loss consisted primarily of premiums associated with the tender offer of the 12 1/4% senior subordinated notes and write-off of the related debt discount, unamortized debt issuance costs and other costs associated with completing the tender offer.

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

         The 6 3/4% zero coupon convertible subordinated notes due on July 24, 2006 are convertible at any time by the holder into Rite Aid common stock at a rate of 15.993 shares per note. The conversion rate will not be adjusted for accrued original issue discount. Any note will be purchased by the company, at the option of the holder, on July 24, 2001 for a purchase price per note of $717.54, representing the issue price plus accrued original issue discount. The company may redeem the notes for cash at any time, in whole or in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption.

         On July 24, 1996, the company redeemed 27,608 zero coupon convertible subordinated notes for a purchase price per note of $514.86. Noteholders converted an additional 645 notes to common stock during the year at prices per note ranging from approximately $502 to $535.

         In February 1996, the company entered into a sale and leaseback transaction of certain leasehold improvements for which it received consideration totaling $120,700,000 and was accounted for as a financing. The lease obligation accrues interest at a rate of 5.6% in the first year, 6.8% for years two through six and 12.5% for years seven through nine. As part of the consideration of the transaction, the company received a $20,000,000, 12.5% note receivable from the lessor which matures in six years. The company may exercise a purchase option for $40,600,000 at the end of the sixth year. Principal maturities of $24,200,000 were repaid to the lessor during the year ended March 1, 1997.

         The aggregate annual principal payments of long-term debt for the five succeeding fiscal years are as follows: 1998, $44,255,000; 1999, $17,962,000;
2000, $21,780,000; 2001, $23,213,000 and 2002, $374,462,000.

         The company has complied with restrictions and limitations included in the provisions of various loan and credit agreements. At March 1, 1997, retained earnings were not restricted as to payment of dividends by these provisions.


7. PROPERTY, PLANT AND EQUIPMENT


Depreciation and amortization generally are computed on a straight-line basis over the following estimated lives: Buildings, 30 to 45 years; Leasehold improvements, term of lease or useful lives of assets, whichever is shorter; and Equipment, 3 to 15 years. Accelerated methods are used for income tax purposes. Depreciation and amortization expenses were $120,751,000 for 1997, $96,974,000 for 1996 and $82,740,000 for 1995.


8. FINANCIAL INSTRUMENTS


The carrying amounts and fair values of financial instruments at March 1, 1997 and March 2, 1996 are listed as follows:

--------------------------------------------------------------------------------
In thousands of dollars                              1997                   1996
--------------------------------------------------------------------------------
                                       CARRYING        FAIR   CARRYING      FAIR
                                         AMOUNT       VALUE     AMOUNT     VALUE
--------------------------------------------------------------------------------
Commercial
     paper
     indebtedness                     $ 701,500   $ 701,500   $556,765  $556,765
Long-term
     indebtedness                     1,649,842   1,689,030    626,167   646,009
Note receivable                          20,000      20,000     20,000    20,000
================================================================================

It was not practicable to estimate the fair values of non-marketable investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts of $33,260,000 at March 1, 1997 and $4,702,000 at March 2, 1996 represent the original costs of the investments currently owned, which management believes are not impaired.

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


Note receivable:

The fair value of the fixed rate note receivable was determined using the present value of projected cash flows. The discount rate was based upon the U.S. Treasury yield curve adjusted for credit risk.


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

         Pension expense for the defined benefit plans includes the following components:

--------------------------------------------------------------------------------
In thousands of dollars                              1997        1996       1995
--------------------------------------------------------------------------------
Service cost                                       $2,088      $1,390     $1,776
Interest cost                                       2,112       1,782      1,570
Actual return on plan assets                       (3,757)     (5,258)       527
Net amortization and deferral                       1,307       3,118     (2,606)
--------------------------------------------------------------------------------
Pension expense                                    $1,750      $1,032     $1,267
================================================================================

The table below sets forth the funded status and amounts recognized in the company's balance sheet for its defined benefit plans as of March 1, 1997 and March 2, 1996:

--------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                                             1997                              1996
--------------------------------------------------------------------------------------------------------------------------
                                                            PLAN ASSETS      ACCUMULATED      PLAN ASSETS      ACCUMULATED
                                                                 EXCEED         BENEFITS           EXCEED         BENEFITS
                                                            ACCUMULATED           EXCEED      ACCUMULATED           EXCEED
                                                               BENEFITS      PLAN ASSETS         BENEFITS      PLAN ASSETS
--------------------------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEfiT OBLIGATIONS:
Vested benefits                                                $(25,518)        $(19,717)        $ (8,556)        $(15,251)
Nonvested benefits                                                 (213)          (1,253)            (185)            (884)
--------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                  (25,731)         (20,970)          (8,741)         (16,135)
Effect of anticipated future compensation levels
     and other events                                              (840)              --             (678)            (510)
--------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                    (26,571)         (20,970)          (9,419)         (16,645)
Fair value of assets held in the plans                           31,428           18,176           12,385           15,451
--------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit obligation           4,857           (2,794)           2,966           (1,194)
Unrecognized net (gain) loss                                       (840)           1,986             (456)           1,082
Unrecognized prior service cost                                      63            1,730               70            1,150
Unrecognized net obligation (asset) at March 1, 1987,
     net of amortization                                           (699)            (119)            (838)            (139)
Adjustment to recognize additional minimum liability                 --           (3,597)              --           (1,584)
--------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                 $  3,381         $ (2,794)        $  1,742         $   (685)
==========================================================================================================================

         The significant actuarial assumptions used were as follows:

--------------------------------------------------------------------------------
Percentage                                            1997       1996       1995
--------------------------------------------------------------------------------
Discount rate                                         7.25       7.25        8.0
Rate of increase in future
     compensation levels                               5.0        5.0        5.0
Expected long-term rate of
     return on plan assets                             9.0        9.0        9.0
================================================================================

         Assets of the defined benefit plans are invested in a directed trust that invests in money market funds, common stock, corporate bonds and U.S. government obligations.

         In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," an additional minimum pension liability was recognized resulting in a direct reduction of stockholders' equity of $1,867,000 at March 1, 1997 and $433,000 at March 2, 1996.


10. LEASES


The company leases most of its retail store facilities under noncancelable operating leases, many of which expire within ten to fifteen years. The approximate minimum rental commitments of $3,918,467,000 at March 1, 1997, are payable as follows: 1998, $332,662,000; 1999, $320,408,000; 2000, $295,054,000;
2001, $266,446,000; 2002, $240,669,000; and $2,463,228,000 thereafter. Included in other current liabilities and noncurrent liabilities are accrued minimum rental commitments for store closings totaling $86,531,000 and $63,500,000, respectively, as of March 1, 1997. These amounts are net of sublease income, which is not significant.

         In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursements for taxes, maintenance and insurance. Most leases contain renewal options, certain of which involve rent increases.

         Total rental expense, net of sublease income, was approximately $211,359,000 in 1997, $163,965,000 in 1996 and $130,788,000 in 1995. These
amounts include contingent rentals of $13,158,000, $7,728,000 and $9,516,000, respectively. During February 1997, the company completed a sale and leaseback transaction for certain owned retail store facilities, receiving approximately $105,270,000 representing the net book value of these assets. Future minimum rental commitments associated with noncancelable operating leases for these facilities have been included above.

         In addition, the company has agreed to lease certain store locations that presently are under construction or in the process of renovation. The terms of these leases generally will commence upon completion of the building and will extend from 10 to 15 years with options to renew for varying terms. The minimum annual rentals are not determinable at the present time and, therefore, are not included above.


11. CAPITAL STOCK


The authorized capital stock of the company consists of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock, both having a par value of $1.00 per share. The preferred stock is issuable in series with terms established by the Board of Directors. No preferred stock has been issued.


12. STOCKHOLDER RIGHTS PLAN


The company redeemed its preferred stock purchase rights program in accordance with stockholder resolution at the 1996 annual meeting of stockholders. Redemption of preferred stock purchase rights amounted to approximately $839,000 at March 1, 1997.


13. STOCK OPTION AND STOCK AWARD PLANS


The company reserved 7,000,000 shares of its common stock for the granting of stock options and other incentive awards to officers and key employees under the 1990 Omnibus Stock Incentive Plan.

         Options may be granted, with or without stock appreciation rights
(SARs), at prices that are not less than the fair market value of a share of common stock on the date of grant. The 1990 Plan provides for the Compensation Committee to determine both when and in what manner options may be exercised; however, it may not be more than 10 years from the date of grant. The exercise of either a SAR or option automatically will cancel any related option or SAR. Under the Plan, the payment for SARs will be made in shares, cash or cash and shares at the discretion of the Compensation Committee.

         Following is a summary of stock option transactions for the three fiscal years ended March 1, 1997:

--------------------------------------------------------------------------------
Shares under option                               1997          1996        1995
--------------------------------------------------------------------------------
STOCK OPTIONS:
Outstanding--beginning
     of year                                 3,058,289     2,484,651   2,437,606
Granted                                      2,307,550       823,400     604,400
Exercised ($15.88 to
     $33.50 per share)                        (275,901)      (89,687)       (375)
Converted to and
     exercised as SARs                              --      (153,200)   (312,592)
Expired and cancelled                          (64,363)       (6,875)   (244,388)
Outstanding--end of year
     ($15.88 to $42.00
     per share)                              5,025,575     3,058,289   2,484,651
Exercisable--end of year                     1,643,772     1,391,076     190,876
================================================================================

         As of March 1, 1997, March 2, 1996 and March 4, 1995 there were 998,713, 3,241,900 and 3,067,162 shares, respectively, available for future grants under the Plan.

         The company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with the provisions of SFAS No. 123, the company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the company had elected to recognize compensation cost based upon the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

--------------------------------------------------------------------------------
In thousands of dollars except per share amounts             1997           1996
--------------------------------------------------------------------------------
Net income--as reported                                  $115,377       $158,947
Net income--pro forma                                     112,937        158,436
Earnings per share--as reported                          $   1.25       $   1.90
Earnings per share--pro forma                                1.22           1.89
================================================================================

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

--------------------------------------------------------------------------------
                                                                 1997       1996
--------------------------------------------------------------------------------
Expected stock price volatility                                 23.0%       23.5%
Expected dividend yield                                          3.0         3.0
Risk-free interest rate                                          5.5         6.5
Expected life of options                                     5 YEARS     5 years
================================================================================

        The weighted average fair value of options granted was $6.86 per share in 1997 and $5.67 in 1996.


14. COMMITMENTS AND CONTINGENCIES


        The company had letters of credit of $112,592,000 and $33,188,000 at March 1, 1997 and March 2, 1996, respectively.

        The company is the defendant in claims and lawsuits arising in the ordinary course of business. In the opinion of management, these matters are covered adequately by insurance, or if not so covered, are without merit or are of such nature or involve such amounts as would not have a material effect on the financial statements of the company if decided adversely.

INTERIM FINANCIAL RESULTS (UNAUDITED)      Rite Aid Corporation and Subsidiaries



In thousands of dollars except per share amounts                                                                    YEAR 1997
-----------------------------------------------------------------------------------------------------------------------------
                                             FIRST            SECOND             THIRD             FOURTH
                                           QUARTER           QUARTER           QUARTER            QUARTER                YEAR
-----------------------------------------------------------------------------------------------------------------------------
Net sales                               $1,405,302        $1,423,076        $1,484,641        $ 2,657,182         $ 6,970,201
Costs and expenses                       1,352,362         1,366,107         1,424,106          2,568,699           6,711,274
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss
     and income taxes                       52,940            56,969            60,535             88,483             258,927
Income taxes                                20,224            21,760            23,126             33,283              98,393
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss            32,716            35,209            37,409             55,200             160,534
Extraordinary loss, net of taxes                --                --                --            (45,157)            (45,157)
-----------------------------------------------------------------------------------------------------------------------------
Net income                              $   32,716        $   35,209        $   37,409        $    10,043         $   115,377
=============================================================================================================================

EARNINGS PER SHARE*:
-----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss        $      .39        $      .42        $      .45        $       .47         $      1.74
Extraordinary loss, net of taxes                --                --                --               (.38)               (.49)
-----------------------------------------------------------------------------------------------------------------------------
Net income                              $      .39        $      .42        $      .45        $       .09         $      1.25
=============================================================================================================================

*Common stock issued in connection with the acquisition of Thrifty PayLess Holdings, Inc., is included in the calculation of weighted average shares since the date of acquisition. Weighted average shares were 33,151,000 for the fourth quarter and 8,288,000 for the year ended March 1, 1997. As a result of the weighting differences for the fourth quarter and annual periods, aggregation of quarterly earnings per share data do not equal annual earnings per share amounts.

In thousands of dollars except per share amounts                                                                 YEAR 1996
--------------------------------------------------------------------------------------------------------------------------
                                             FIRST            SECOND             THIRD            FOURTH
                                           QUARTER           QUARTER           QUARTER           QUARTER              YEAR
--------------------------------------------------------------------------------------------------------------------------
Net sales                               $1,354,841        $1,328,399        $1,331,796        $1,430,981        $5,446,017
Costs and expenses                       1,291,918         1,277,912         1,278,343         1,341,642         5,189,815
--------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss
     and income taxes                       62,923            50,487            53,453            89,339           256,202
Income taxes                                24,540            19,577            20,793            32,345            97,255
--------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss        $   38,383        $   30,910        $   32,660        $   56,994        $  158,947
Extraordinary loss, net of taxes                --                --                --                --                --
--------------------------------------------------------------------------------------------------------------------------
Net income                              $   38,383        $   30,910        $   32,660        $   56,994        $  158,947
==========================================================================================================================

EARNINGS PER SHARE:
--------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss        $      .46        $      .37        $      .39        $      .68        $     1.90
Extraordinary loss, net of taxes                --                --                --                --                --
--------------------------------------------------------------------------------------------------------------------------
Net income                              $      .46        $      .37        $      .39        $      .68        $     1.90
==========================================================================================================================

TEN-YEAR FINANCIAL REVIEW                  Rite Aid Corporation and Subsidiaries



In thousands of dollars except per share amounts
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      MARCH 1, 1997   MARCH 2, 1996   MARCH 4, 1995   FEB. 26, 1994
                                                                         (52 WEEKS)      (52 WEEKS)      (53 WEEKS)      (52 WEEKS)
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                              $  6,970,201     $ 5,446,017     $ 4,533,851    $  4,058,711
Cost of goods sold, including occupancy costs                             5,113,047       4,017,351       3,327,920       2,970,025
Selling, general and administrative expenses                              1,433,697       1,104,123         932,167         865,137
Interest expense                                                             96,473          68,341          42,300          28,683
Provision for videocassette rental department closings                           --              --              --              --
Restructuring and other charges                                              68,057              --              --         149,196
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                       258,927         256,202         231,464          45,670
Income taxes                                                                 98,393          97,255          90,178          19,462
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                           160,534         158,947         141,286          26,208
Income (loss) from discontinued operations, net of income taxes                  --              --              --         (16,920)
Extraordinary loss, net of taxes                                            (45,157)             --              --              --
Cumulative effect of accounting change                                           --              --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                             $    115,377     $   158,947     $   141,286    $      9,288
-----------------------------------------------------------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK
Income from continuing operations                                      $       1.74     $      1.90     $      1.67    $        .30
Net income                                                             $       1.25     $      1.90     $      1.67    $        .11
Dividends per share                                                    $       .755     $      .695     $       .62    $        .60
Book value, based on shares outstanding at year end                    $      20.26     $     13.16     $     12.02    $      11.10
-----------------------------------------------------------------------------------------------------------------------------------

YEAR-END FINANCIAL POSITION
Working capital                                                        $  1,599,489     $   835,049     $   795,995    $    763,216
Current ratio                                                                2.36:1          2.33:1          2.38:1          3.11:1
Property, plant and equipment (net)                                    $  1,896,070     $   979,549     $   778,479    $    638,694
Long-term debt                                                         $  2,415,652     $   994,321     $   805,984    $    613,418
Total assets                                                           $  6,416,981     $ 2,841,995     $ 2,472,607    $  1,989,070
Stockholders' equity                                                   $  2,488,685     $ 1,103,619     $ 1,011,812    $    954,714
-----------------------------------------------------------------------------------------------------------------------------------

OTHER DATA
Weighted average shares outstanding                                      92,211,000      83,808,000      84,771,000      87,972,000
Number of retail drugstores                                                   3,623           2,759           2,829           2,690
Number of employees                                                          73,000          35,700          36,700          28,550
-----------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY DATA
RESULTS PREPARED ON A FIFO BASIS:
Income from continuing operations                                      $    170,509     $   170,099     $   150,663    $     32,864
     Per share amount                                                  $       1.85     $      2.03     $      1.78    $        .37
Net income                                                             $    125,352     $   170,099     $   150,663    $     15,944
     Per share amount                                                  $       1.36     $      2.03     $      1.78    $        .18
===================================================================================================================================

TEN-YEAR FINANCIAL REVIEW                  Rite Aid Corporation and Subsidiaries

In thousands of dollars except per share amounts
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      FEB. 27, 1993   FEB. 29, 1992   MARCH 2, 1991   MARCH 3, 1990
                                                                         (52 WEEKS)      (52 WEEKS)      (52 WEEKS)      (52 WEEKS)
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                               $ 3,833,591     $ 3,530,560     $ 3,259,766     $ 3,011,250
Cost of goods sold, including occupancy costs                             2,804,787       2,564,751       2,350,873       2,165,097
Selling, general and administrative expenses                                798,848         741,144         696,401         646,540
Interest expense                                                             29,387          37,463          49,484          51,933
Provision for videocassette rental department closings                           --              --              --          22,000
Restructuring and other charges                                                  --              --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                       200,569         187,202         163,008         125,680
Income taxes                                                                 76,819          72,261          62,879          48,764
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                           123,750         114,941         100,129          76,916
Income (loss) from discontinued operations, net of income taxes               8,646           9,075           7,171          25,142
Extraordinary loss, net of taxes                                                 --              --              --              --
Cumulative effect of accounting change                                           --              --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                              $   132,396     $   124,016     $   107,300     $   102,058
-----------------------------------------------------------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK
Income from continuing operations                                       $      1.41     $      1.32     $      1.21     $       .93
Net income                                                              $      1.51     $      1.43     $      1.29     $      1.23
Dividends per share                                                     $     .5625     $     .5125     $     .4625     $       .42
Book value, based on shares outstanding at year end                     $     11.76     $     10.82     $      9.32     $      8.49
-----------------------------------------------------------------------------------------------------------------------------------

YEAR-END FINANCIAL POSITION
Working capital                                                         $   811,645     $   723,195     $   707,451     $   633,326
Current ratio                                                                4.03:1          3.49:1          3.98:1          3.93:1
Property, plant and equipment (net)                                     $   551,392     $   502,728     $   493,947     $   475,548
Long-term debt                                                          $   489,220     $   427,503     $   585,434     $   542,051
Total assets                                                            $ 1,858,506     $ 1,734,479     $ 1,666,958     $ 1,539,311
Stockholders' equity                                                    $ 1,035,643     $   950,575     $   773,948     $   704,413
-----------------------------------------------------------------------------------------------------------------------------------

OTHER DATA
Weighted average shares outstanding                                      87,933,000      86,917,000      82,996,000      82,958,000
Number of retail drugstores                                                   2,573           2,452           2,420           2,352
Number of employees                                                          27,750          27,607          27,290          26,935
-----------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY DATA
RESULTS PREPARED ON A FIFO BASIS:
Income from continuing operations                                       $   134,335     $   125,228     $   111,290     $    86,504
     Per share amount                                                   $      1.53     $      1.44     $      1.34     $      1.04
Net income                                                              $   142,981     $   134,303     $   118,461     $   111,646
     Per share amount                                                   $      1.63     $      1.55     $      1.42     $      1.35
===================================================================================================================================

In thousands of dollars except per share amounts                                        YEARS ENDED
---------------------------------------------------------------------------------------------------
                                                                      MARCH 4, 1989   FEB. 27, 1988
                                                                         (53 WEEKS)      (52 WEEKS)
---------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                               $ 2,729,325     $ 2,381,022
Cost of goods sold, including occupancy costs                             1,960,627       1,721,528
Selling, general and administrative expenses                                583,860         481,921
Interest expense                                                             40,840          32,344
Provision for videocassette rental department closings                           --              --
Restructuring and other charges                                                  --              --
---------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                       143,998         145,229
Income taxes                                                                 56,325          59,135
---------------------------------------------------------------------------------------------------
Income from continuing operations                                            87,673          86,094
Income (loss) from discontinued operations, net of income taxes               7,537          54,747
Extraordinary loss, net of taxes                                                 --              --
Cumulative effect of accounting change                                           --           3,712
---------------------------------------------------------------------------------------------------
Net income                                                              $    95,210     $   144,553
---------------------------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK
Income from continuing operations                                       $      1.06     $      1.04
Net income                                                              $      1.15     $      1.75
Dividends per share                                                     $       .38     $       .34
Book value, based on shares outstanding at year end                     $      7.67     $      6.90
---------------------------------------------------------------------------------------------------

YEAR-END FINANCIAL POSITION
Working capital                                                         $   297,334     $   309,130
Current ratio                                                                1.62:1          1.86:1
Property, plant and equipment (net)                                     $   434,801     $   383,653
Long-term debt                                                          $   228,260     $   227,153
Total assets                                                            $ 1,417,520     $ 1,224,244
Stockholders' equity                                                    $   636,184     $   571,014
---------------------------------------------------------------------------------------------------

OTHER DATA
Weighted average shares outstanding                                      82,904,000      82,660,000
Number of retail drugstores                                                   2,184           2,072
Number of employees                                                          27,347          26,703
---------------------------------------------------------------------------------------------------

SUPPLEMENTARY DATA
RESULTS PREPARED ON A FIFO BASIS:
Income from continuing operations                                       $    95,481     $    92,041
     Per share amount                                                   $      1.15     $      1.11
Net income                                                              $   103,018     $   150,500
     Per share amount                                                   $      1.24     $      1.82
===================================================================================================

DIRECTORS AND CORPORATE OFFICERS


DIRECTORS
----------------------------------------------------------------------------------------------------------------
WILLIAM J. BRATTON              MARTIN L. GRASS             PHILIP NEIVERT              PRESTON ROBERT TISCH
Vice Chairman of First          Chairman of the Board and   Private Investor            Co-chairman and Co-chief
Security Services Corporation   Chief Executive Officer                                 Executive Officer
President of First                                          TIMOTHY J. NOONAN           Loews Corporation
Security Consulting, Inc.       LEONARD I. GREEN            President and
                                Senior Partner, Leonard     Chief Operating Officer     GERALD TSAI, JR.
FRANKLIN C. BROWN               Green and Partners                                      Chairman, President and
Executive Vice President                                    LEONARD N. STERN            Chief Executive Officer
and Chief Legal Counsel         NANCY A. LIEBERMAN          Chairman of the Board and   Delta Life Corporation
                                Partner, Skadden, Arps,     Chief Executive Officer
ALEX GRASS                      Slate, Meagher and Flom     The Hartz Group, Inc.
Honorary Chairman
of the Board and Chairman
of the Executive Committee

CHAIRMAN                   PRESIDENT                  EXECUTIVE VICE PRESIDENTS
-----------------------    -----------------------    ----------------------------------------------
MARTIN L. GRASS            TIMOTHY J. NOONAN          FRANK M. BERGONZI          BETH J. KAPLAN
Chief Executive Officer    Chief Operating Officer    Chief Financial Officer    Marketing

                                                      FRANKLIN C. BROWN          KEVIN J. MANN
                                                      Chief Legal Counsel        Category Management

SENIOR VICE PRESIDENTS
----------------------------------------------------------------------------------------------
ERIC S. ELLIOTT       CHARLES R. KIBLER      RONALD A. MILLER             JAMES M. TALTON
Pharmacy Marketing    Drugstore Operations   Distribution                 Human Resources

ELLIOT S. GERSON      PHILIP D. MARKOVITZ    ROBERT R. SOUDER             KENT L. WHITING
Assistant Chief       Store Development      Labor Relations              Information Services
Legal Counsel
                                             JOSEPH S. SPEAKER
                                             Finance and Administration

VICE PRESIDENTS
---------------------------------------------------------------------------------------------
EUGENE P. BROWN        STEPHEN J. KINDLER     JAMES O. LOTT              ERIC S. SORKIN
Information Services   Corporate Controller   Risk Management            Pharmacy Purchasing

GERALD P. CARDINALE    W. MICHAEL KNIEVEL     RAYMOND B. MCKEEBY         RICHARD J. VARMECKY
Information Services   Corporate Security     Pricing                    Treasurer

I. LAWRENCE GELMAN     JAMES E. KRAHULEC      SUZANNE MEAD               MARY A. VERBRYKE
Associate Counsel      Government and         Corporate Communications   Category Management,
and Secretary          Trade Relations                                   Purchasing
                                              MICHAEL F. MORRIS
                                              Store Development

INVESTOR INFORMATION


ANNUAL MEETING
--------------------------------------------------------------------------------
The Annual meeting will be held on July 9, 1997, at 10:00 a.m. at:

Radisson Penn Harris Hotel and Convention Center,
1150 Camp Hill Bypass
Camp Hill, PA 17011
717 763 7117


FORM 10-K
--------------------------------------------------------------------------------
The annual report to the Securities and Exchange Commission on Form 10-K is available upon written request to the secretary of the company, or through the SEC EDGAR database on the World Wide Web at: http://www.sec.gov


REGISTRAR AND TRANSFER AGENT
--------------------------------------------------------------------------------
Harris Trust Company
of New York
c/o Harris Bank
311 West Monroe Street
11th Floor
Chicago, IL 60606
312 461 3309


DIVIDEND REINVESTMENT
--------------------------------------------------------------------------------
The company offers an automatic dividend reinvestment plan for the convenience of stockholders and employees. For further information, contact:

Harris Trust Company
of New York
Dividend Reinvestment Plan
P.O. Box A3309
Chicago, IL 60690-3309
312 461 3309


COMMON STOCK AND DIVIDENDS
--------------------------------------------------------------------------------
Rite Aid Corporation's common stock is listed on the New York and Pacific Stock Exchanges with the stock symbol RAD. On April 22, 1997, there were approximately 25,000 shareholders. Quarterly high and low stock prices, based on New York Stock Exchange composite transactions, together with dividend information are shown below:

------------------------------------------------------------------
FISCAL        QUARTER       HIGH          LOW             DIVIDEND
------------------------------------------------------------------
1997          First         34 1/2        28 5/8         18.5(cent)
              Second        33 5/8        27 1/4         18.5(cent)
              Third         40 7/8        31 3/8         18.5(cent)
              Fourth        43 1/4        37 5/8         20.0(cent)
------------------------------------------------------------------
1996          First         25 1/2        22 1/4         17.0(cent)
              Second        29            24 1/4         17.0(cent)
              Third         32 5/8        26 5/8         17.0(cent)
              Fourth        34 1/4        30 1/4         18.5(cent)
==================================================================


CORPORATE INFORMATION
--------------------------------------------------------------------------------
General information about the company, including corporate background and current announcements, is available through the company's News-On-Demand fax service at 800 916 7788, and our World Wide Web site at: http://www.RiteAid.com

Rite Aid Corporation
General Offices:
30 Hunter Lane
Camp Hill, PA 17011-2404

Mailing Address:
P.O. Box 3165
Harrisburg, PA 17105-3165
717 761 2633


UNCERTAINTIES IN THE FUTURE
--------------------------------------------------------------------------------
"Safe Harbor" Statements under the U.S. Private Securities Litigation Reform Act of 1995: Some statements in the 1997 Annual Report are forward-looking and actual results may differ materially from those stated. In addition to the factors discussed, among the other factors that may affect actual results are product demand and supply, the effect of economic conditions, interest-rate movements, the impact of competitive pricing, commercialization and technological difficulties and changes in governmental regulations. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.


DRUGSTORE LOCATIONS AS OF MARCH 1, 1997
---------------------------------------
Alaska                               10
Arizona                               3
California                          681
Colorado                             30
Connecticut                          48
Delaware                             19
District of Columbia                  8
Georgia                              55
Idaho                                19
Indiana                              34
Kentucky                            139
Maine                                93
Maryland                            172
Michigan                            361
Nevada                               13
New Hampshire                        42
New Jersey                          192
New York                            364
Ohio                                324
Oregon                               77
Pennsylvania                        413
Tennessee                            40
Utah                                 27
Vermont                              13
Virginia                            164
Washington                          148
West Virginia                       133
Wyoming                               1
---------------------------------------
TOTAL                             3,623

[LOGO]


Rite Aid Corporation
General Offices:
30 Hunter Lane
Camp Hill, PA 17011-2404
http://www.RiteAid.com