Form 10-K, Exhibit 13
period 1998-02-28
RITE AID CORP
filed 1998-05-19
CIK 84129

                                  EXHIBIT 13

Rite Aid
     1998 Annual Report



                               [RITE AID LOGO]


                 It's not just a store. It's a solution. (SM)


                               www.RiteAid.com

WHY THE NEW LOOK?

    This year, you can review our annual report on Rite Aid's web site. We have taken this dramatic step forward because we wanted to take advantage of the highly interactive and accessible Internet technology to enhance your knowledge of Rite Aid. You will be able to review our fiscal 1998 financial results and you will also be able to explore Rite Aid's progressive marketing, store planning and consumer initiatives through store tours and an audio presentation.

    While visiting our web site you can also have a prescription refilled, receive advice from a Rite Aid pharmacist, read the latest health news and find the location of a Rite Aid store nearest you. Investors can also keep up-to-date on Rite Aid's financials, as monthly press releases are published on our web site.

    Look at Rite Aid's annual report in a whole new way, at WWW.RITEAID.COM.

                                 www.RiteAid.com

Contents
  1.    To Our Stockholders
  3.    Financial Review
 24.    Directors and Corporate Officers
 25.    Investor Information

FINANCIAL HIGHLIGHTS

                                                                   YEAR ENDED          Year ended
                                                                 FEBRUARY 28, 1998   March 1, 1997          %
Dollars in thousands except per share amounts                      (52 WEEKS)          (52 Weeks)         Change
-----------------------------------------------------------------------------------------------------------------
Sales                                                             $ 11,375,105        $  6,970,201         63.2
-----------------------------------------------------------------------------------------------------------------
Income Before Nonrecurring Charges and Extraordinary Loss*        $    316,435        $    202,897         56.0
-----------------------------------------------------------------------------------------------------------------
Net Income*                                                       $    316,435        $    115,377        174.3
-----------------------------------------------------------------------------------------------------------------

Basic Earnings per Share:

Income Before Nonrecurring Charges and Extraordinary Loss*        $       1.26        $       1.10         14.5
-----------------------------------------------------------------------------------------------------------------
Net Income*                                                       $       1.26        $        .63        100.0
-----------------------------------------------------------------------------------------------------------------
Basic Weighted Average Shares                                      250,638,000         184,422,000
-----------------------------------------------------------------------------------------------------------------

Diluted Earnings per Share:

Income Before Nonrecurring Charges and Extraordinary Loss*        $       1.22        $       1.06         15.1
-----------------------------------------------------------------------------------------------------------------
Net Income*                                                       $       1.22        $        .62         96.8
-----------------------------------------------------------------------------------------------------------------
Diluted Weighted Average Shares                                    271,634,000         198,758,000
-----------------------------------------------------------------------------------------------------------------
Dividends per Common Share                                        $      .4075        $      .3775          7.9
Total Assets                                                      $  7,655,346        $  6,416,981
Stockholders' Equity                                              $  2,916,464        $  2,488,685
Number of Employees                                                     83,000              73,000
-----------------------------------------------------------------------------------------------------------------

Note: The company uses the LIFO method of accounting for substantially all of its inventories. Under the FIFO method, net income would have been higher by $12,504,000 or $.05 per basic and diluted share for the year ended February 28, 1998, and $9,975,000 or $.05 per basic and diluted share for the year ended March 1, 1997.

*Income before nonrecurring charges and extraordinary loss for the year ended February 28, 1998, was $316,435,000 or $1.26 per basic share, and $1.22 per diluted share. Last year, income before nonrecurring charges and extraordinary loss was $202,897,000 or $1.10 per basic share, and $1.06 per diluted share. Net income for the year ended March 1, 1997, included nonrecurring and other charges and an extraordinary loss on the early extinguishment of debt totaling $87,520,000 or $.47 per basic share, and $.44 per diluted share.

TO OUR STOCKHOLDERS



    We just completed the most challenging, exciting and profitable year in the history of our company. The vast majority of the integration of Thrifty PayLess Holdings, Inc., our largest acquisition ever, was successfully completed. In addition, we simultaneously purchased the two largest privately-held drugstore chains in the United States: Harco, Inc., based in Alabama, and K&B, Incorporated, the predominant chain in Louisiana. We aggressively began the melding of these 332 stores into Rite Aid.

   Overall, corporate sales were $11.4 billion and net income was $316.4 million or $1.26 per basic share. This compared to sales of $7.0 billion and income from operations, before nonrecurring charges and extraordinary loss, of $202.9 million the previous year.

   Meanwhile, we continued with the largest real estate development program in the drugstore industry, opening 411 new storerooms during the year. In February 1995, we announced the company would build 1,000 new storerooms over the following three years. We actually constructed 1,040 stores. This number of new stores exceeded those of our competitors by a wide margin during this period. Our new goal is more aggressive. We plan to build 400, 500 and 600 storerooms in the next three years, respectively, a total of 1,500, by February 2001. Substantially all of these new stores will be freestanding, with drive-up pharmacy windows. Our real estate efforts are just gearing up in the western and southern parts of the United States. In the recent acquisitions, we inherited very few executed real estate deals for future stores. This year we have announced 50 new stores in the former Thrifty PayLess territory and 10 in the Gulf Coast. We have commenced a major remodeling effort of the Thrifty PayLess stores that will encompass 200 storerooms this year.

   The new, larger stores, which we began building three years ago, have been a great success. When we embarked on our new course to change the character of the company, it was apparent to us that we would have to build bigger and brighter stores. The interior decor package we created has won industry awards for its design appearance. The new stores are significantly different from the older, bantam units in more than just size. In addition, from almost none three years ago, we now have over 200 stores that are open 24 hours, more than 570 stores with drive-up pharmacy windows and over 1,450 locations equipped with one-hour photo departments. These are all services that are making Rite Aid drugstores more attractive to our customers.

   We continue to refine our marketing programs throughout the chain. Television and radio advertising have become an important part of communicating our image to consumers. During the past year we aired an award-winning commercial highlighting the dangers of drug interactions. The commercial focused on the Rite Aid Life Check pharmacy computer and its ability to compare thousands of potential drug interactions. We also significantly increased our cosmetic business through the use of a cosmetic money back guarantee, which we featured in television commercials. Cosmetics have become one of the fastest growing categories at Rite Aid. In September 1997, we introduced the Rite Aid Vitamin Institute, training our pharmacists in vitamins and natural remedies. We also began offering 10% off the purchase price of vitamins every Tuesday to members of our Vitamin Club. Results to date are as strong as the sales increases we are achieving in cosmetics.

   Our television campaigns are airing uniformly in each of our major markets. The print advertising program differs by market and consists of full-page newspaper advertisements and circulars. Since this past Christmas season, we have eliminated over $25 million annually of circular and other promotional print advertising on the West Coast. It is our intention to have similar print advertising programs, appropriate to each market.

   The most important new marketing campaign is our Rite Rewards customer loyalty card. This card enables our customers to receive discounts on everyday merchandise, as well as larger discounts on private label products and photo finishing. First introduced in the state of Maine in 1996, we further refined Rite Rewards in the Harrisburg and Syracuse markets in 1997. A few months ago, we launched Rite Rewards in

Seattle, Boise, Salt Lake City and Portland, Oregon. We are now committed to introducing it in all of our markets by next year. This should enable us gradually to reduce item and price advertising, in both newspapers and circulars.

   Fiscal year 1999 will mark a turning point in our distribution strategy. We have embarked upon a plan to build larger, highly sophisticated distribution centers, featuring state-of-the-art computer and materials handling equipment that will allow us to consolidate and replace obsolete facilities. The first new center will open this fall in Perryman, Maryland, replacing a smaller, inefficient warehouse in Pennsylvania. The new facility, at 875,000 square feet, is more than twice the size of the building it is replacing. We expect to have the capacity to supply more than 1,500 stores per week at peak capacity from Perryman. In the beginning of April 1998, we broke ground on a similar facility in Lancaster, California, which will have one million square feet and become operational late next year. These two new distribution centers should produce substantial efficiencies in delivering merchandise to our stores. This two-pronged investment will total more than $160 million and is one crucial step to enhancing our profitability.

   There are many areas we want to focus on to improve the performance of our company. First, we are mounting a full-scale push to reduce working capital through the reduction of inventory invested in our business. Now that the dust has settled from the integration of three acquisitions, we anticipate that more than $150 million of inventory can be eliminated during the current year. The second is the major job of teaching and training one of our greatest assets, the thousands of new associates who joined us in recent acquisitions. We have already undertaken comprehensive training and communication programs aimed at instilling the culture and values that differentiate our company from their previous employers. To date, we have implemented a comprehensive training program at both the store and corporate levels. We believe this investment in training will pay back many times over the cost of delivering it through lower turnover, higher productivity and better customer service.

   After real estate, the largest amount of our capital is spent on the development of information technology and its implementation throughout the chain. During the past year we completed the development of our automatic pharmacy replenishment system, which complements the already very successful system used in the front end of our stores. We also are implementing our direct store delivery check-in and pricing system to gain better control over costs and to increase the profitability of merchandise sent directly to the stores. We have rolled out to more than 1,500 stores our voice response units that allow customers to order prescription refills through the use of a touch-tone telephone. This system can be used 24 hours a day. All 4,000 drugstores will have this system installed by the end of the current year. We are in the final stages of development and have just begun the testing of RADS II, the latest version of our on-line proprietary pharmacy system. RADS II will offer the pharmacist additional information from a distributed computer system to supplement the satellite-linked system currently in place. RADS II will be the most sophisticated pharmacy reporting system in the industry. It will allow us to continue to monitor our pharmacy performance right down to the individual pharmacist providing the service. This will prove crucial as pharmacy services provided to managed care become more performance-measured.

   During the past year the Board of Directors named Franklin Brown to the position of Vice Chairman of the Board. This promotion recognizes the more than thirty years of service Mr. Brown has contributed to the company in providing outstanding leadership and guidance in legal and business-related matters. Our senior executive team was also strengthened with the addition of William A.K. Titelman as Executive Vice President of Managed Care and Government Affairs.

   At Rite Aid, we are involved in the greatest growth period in our history. We are extremely confident in the direction we are taking the business. We are also vitally aware of the necessity of continuously improving our performance. The retail marketplace is a very dynamic one. We are well aware of the rewards that can be reaped by our stockholders and associates if we continue to perform and grow the earnings of the company. This is an organization with tens of thousands of smart, hardworking, dedicated, loyal associates who are striving to enhance our profitability. Our confidence level for strong earnings performance in our business has never been higher.



/s/ Martin L. Grass

Martin L. Grass
Chairman and Chief Executive Officer


/s/ Timothy J. Noonan
Timothy J. Noonan
President and Chief Operating Officer

FINANCIAL REVIEW



Contents

 4.  Management's Discussion and Analysis of Results of Operations and Financial Condition
 8.  Management's Responsibility for Financial Statements
 8.  Independent Auditors' Report
 9.  Consolidated Balance Sheets
10.  Consolidated Statements of Income
11.  Consolidated Statements of Stockholders' Equity
12.  Consolidated Statements of Cash Flows
13.  Notes to Consolidated Financial Statements
21.  Interim Financial Results (Unaudited)
22.  Ten-Year Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



RESULTS OF OPERATIONS

Sales:

Sales for the fiscal year ended February 28, 1998, totaled $11.4 billion, an increase of $4.4 billion or 63.2% higher than last year. Included in fiscal 1998 are sales of approximately $4.5 billion generated by 1,007 West Coast stores reflecting revenues from the Thrifty PayLess (Thrifty) stores for the entire fiscal year compared to $1.1 billion in Thrifty sales for only an eleven-week period in 1997. Additionally, sales of $.5 billion are included for the 332 Harco, Inc. and K&B, Incorporated stores since their August 27, 1997 acquisition date. Prescription revenues lead sales growth with East Coast same-store sales increases of 13.8% and 11.4% for West Coast comparable pharmacy sales gains. Overall, East Coast same-store sales grew 9.7% while West Coast same-store sales advanced 3.1%. For fiscal years 1997 and 1996, sales were $7.0 billion and $5.4 billion, respectively, representing increases of 28% and 20.1% over the year-earlier periods. Same-store sales growth was 7.9% in 1997 and 6.6% in 1996.

Costs and Expenses:

Cost of goods sold including occupancy costs were 72.9% of sales for the current year compared to 73.4% for fiscal 1997 and 73.8% for fiscal 1996. Gross margins for fiscal 1998 were higher than a year ago as a result of improved front-end margins and a higher percentage of front-end sales to total sales. The trend of rising third party sales coupled with decreasing margins on third party reimbursed prescription sales continued to negatively impact pharmacy gross margins, but were more than offset by front-end gross margin improvements. Pharmacy sales were 50.1%, 54.0% and 55.2% of total drugstore sales, and the ratios of third party sales to total pharmacy sales were 83.4%, 79.9% and 75.3% for fiscal years 1998, 1997 and 1996, respectively. Fiscal 1997 compared favorably to 1996 due to improved front-end margins on certain categories and Thrifty's greater proportion of non-pharmacy merchandise sales. Cost of sales for fiscal 1996 compared to the year earlier was adversely impacted by the inclusion of the Perry drugstores, which had higher third party sales and lower gross margins than the rest of the chain.

    The company's weighted average internal inflation indexes were 1.3% for fiscal 1998, 1.6% for fiscal 1997 and 2.2% for fiscal 1996, resulting in LIFO (last in, first out) inventory charges of $20.9 million, $16.0 million and $18.0 million, respectively.

    Selling, general and administrative expenses, expressed as a percentage of sales, were 21.0%, 20.6% and 20.3% for fiscal years 1998, 1997 and 1996, respectively. Higher operating costs contributed by the Thrifty stores is the main reason for the period-to-period increase in the operating expense to sales ratio. Also, the company incurred expenses associated with acquisition integration activities which accounted for a slight increase in the operating expense ratio.

     PHARMACY SALES AS A
               PERCENTAGE OF DRUGSTORE SALES

                                                                  (percent)

                                   [GRAPHIC]

     THIRD PARTY SALES AS A
               PERCENTAGE OF PHARMACY SALES

                                                                  (percent)

                                   [GRAPHIC]

The lower operating expense ratio in fiscal 1996, compared to the prior year, was due primarily to benefits derived from integration of the Perry acquisition and 215 stores with historically higher expense to sales ratios that were sold or closed during that year.

    Interest expense was $159.8 million in 1998, $96.5 million in 1997 and $68.3 million in 1996. Increases in interest expense are mainly due to higher levels of indebtedness throughout each year. The annual weighted average interest rates on the company's commercial paper were 5.7%, 5.5% and 5.9% for fiscal years 1998, 1997 and 1996, respectively. Interest expense for 1998 reflects the full year impact of debt attributed to the 1997 Thrifty acquisition, borrowings associated with the Harco and K&B acquisitions, store remodelings, relocations and expansions, and slightly higher borrowing costs when compared to 1997. During the fourth quarter of 1997, the company increased borrowings to refinance debt assumed with the Thrifty acquisition and fund expenses associated with that merger, in addition to borrowings for other acquisitions and store remodelings, relocations and expansions earlier in the year. In 1996, higher debt resulted from increased borrowings for acquisitions and for store remodelings, relocations and expansions.

Nonrecurring and Other Charges:

During fiscal 1997, the company recorded nonrecurring and other charges of $68.1 million related to certain noncapitalizable costs associated with the integration of Thrifty, costs associated with closing certain distribution facilities, and expenses associated with the attempted acquisition of Revco D.S., Inc. The company has completed its integration of the Thrifty drugstores and has closed its distribution facilities in the southeast region as of February 28, 1998.

Income Taxes:

The effective income tax rate was 40.3% for fiscal 1998 and 38.0% for fiscal years 1997 and 1996. The increase in the effective tax rate for 1998 is largely due to increases in intangible amortization associated with acquisitions that are included in the determination of net income, but are not deductible for income tax purposes.

Income Before Extraordinary Loss:

Income before extraordinary loss for fiscal 1998 rose to $316.4 million compared to $160.5 million in 1997 and $158.9 million in 1996. Current year income advanced because of same-store sales increases and improved gross margins despite proportionally higher operating expenses, interest expense and effective income tax rate. Adversely impacting 1997 were nonrecurring and other charges, decreases in pharmacy gross profit margins and increased interest expense. During 1996, the Perry acquisition enhanced income by contributing a full year of sales combined with a more favorable operating expense ratio compared to 1995. The higher earnings for fiscal 1996 also resulted from solid same-store sales gains and a decrease in the effective income tax rate, despite continued pressure on margins from third party reimbursements and higher interest cost.

Extraordinary Loss:

For the year ended March 1, 1997, early extinguishment of certain Thrifty indebtedness resulted in an extraordinary loss of $45.1 million, net of taxes. The extraordinary loss consisted primarily of premiums associated with the tender offer of 12 1/4% senior subordinated notes and write-off of the related debt discount, unamortized debt issuance costs and other costs associated with completing the tender offer.

Net Income:

Net income was $316.4 million, $115.4 million and $158.9 million for fiscal years 1998, 1997 and 1996, respectively. Nonrecurring charges and extraordinary losses on early debt extinguishment of approximately $87.5 million, net of taxes, adversely impacted net income in 1997 when compared to 1998 and 1996 net income amounts.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $691.6 million, $226.3 million and $148.6 million for fiscal years 1998, 1997 and 1996, respectively. Fiscal 1998 cash provided by operating activities increased over 1997 and 1996 amounts as a result of improved operating margins and better working capital utilization. The accounts receivable securitization program provided cash of approximately $259.2 million for the year ended February 28, 1998. Offsetting cash provided from operating activities during 1998 and 1997 were amounts utilized to increase inventories for new and remodeled stores and to settle liabilities associated with the Thrifty, Harco and K&B acquisitions. Also adversely impacting cash provided from operating activities in 1997 were increases in third party accounts receivable. For fiscal year 1996, improved cash flows from operating income were offset by the use of cash to increase inventory levels, fund store closings and settle accrued liabilities assumed from the Perry acquisition.

    Net working capital was $1.6 billion at February 28, 1998 and March 1, 1997, and $.8 billion at March 2, 1996. The current ratios were 1.9:1, 2.4:1 and 2.3:1, respectively. Typically, cash provided by operations is adequate to supply working capital, provide cash for dividend payments and substantially contribute to investing activities. External sources of cash are used mainly to help finance the purchase of businesses and to fund other large cash requirements.

    The company issues commercial paper rated A-2 by Standard & Poors and P-2 by Moody's, supported by unused credit commitments, to supplement cash generated by operations. Outstanding commercial paper of the company amounted to $400 million at February 28, 1998, $701.5 million at March 1, 1997 and $556.8 million at March 2,

1996. Reductions in commercial paper for the current year were achieved through the issuance of $650 million, 5.25% convertible subordinated notes in the third quarter of fiscal 1998. For 1997, the increases in commercial paper borrowings were used to finance capital expenditures. Supplementing liquidity in 1997 were proceeds of approximately $277.4 million received for drugstore dispositions, the sale of Bi-Mart Membership Discount Stores and a sale and leaseback transaction for 56 drugstores.

    On September 10, 1997, the company completed the sale of $650 million, 5.25% convertible subordinated notes due September 15, 2002. The notes are convertible into shares of the company's common stock at any time on or after the 90th day following the last issuance of notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased. The conversion price is $36.1376 per share (equivalent to a conversion rate of 27.672 shares per $1,000 principal amount of notes), subject to adjustment in certain events. Interest on the notes is payable semiannually on March 15 and September 15 of each year, commencing on March 15, 1998. The notes may be redeemed at the option of the company on or after September 15, 2000, in whole or in part. The proceeds from the sale of the notes were used to refinance and repay commercial paper previously issued by the company.

    On October 15, 1997, the company completed redemption of outstanding 6 3/4% zero coupon convertible subordinated notes. Most holders of the 6 3/4% zero coupon convertible subordinated notes exercised conversion rights prior to the October 15, 1997 redemption date, resulting in issuance of approximately 11.8 million shares of common stock.

    On December 20, 1996, the company issued $1 billion in debt securities, consisting of $350 million, 6.70% notes due December 15, 2001; $350 million, 7.125% notes due January 15, 2007 and $300 million, 7.70% debentures due February 15, 2027. The net proceeds from these securities were used to repay commercial paper initially issued by the company in connection with the Thrifty merger and to refinance other commercial paper borrowings previously issued by the company.

    In March 1995, $50 million of 8.5% convertible debentures acquired from Perry were redeemed by the company through proceeds from commercial paper borrowings. In April 1995, the company issued $200 million of 7 5/8% senior notes, due April 15, 2005, to repay part of its outstanding commercial paper. The company redeemed its 9 5/8% sinking fund debentures totaling $45 million in July 1995.

    Total debt, including capital lease obligations, was 47.1% of total capitalization at fiscal year end 1998, compared to 49.7% in 1997 and 52.6% in 1996. During 1998, approximately $202.7 million of the company's 6 3/4% zero coupon convertible subordinated notes were converted from long-term debt to common stock. Both debt and equity increased during fiscal year 1997 as a result of acquisitions and store construction, relocation and expansion. The company utilized its common stock to effect the Thrifty merger, converting each share of Thrifty common stock for 0.325 shares of Rite Aid common stock. Approximately
77.4 million shares of Rite Aid common stock were issued to holders of Thrifty common stock at a fair market value of $17.29 per share. The fair market value was measured for the time period beginning before the date agreement of the purchase price was reached, until after the date that the transaction was announced to the public. Management believes that the company has additional debt capacity available, if needed, to capitalize on future growth opportunities.

    The company surpassed its goal of opening 1,000 new, 10,500 square-foot prototype stores by February 28, 1998, and plans to open an additional 1,500 of these new storerooms over the next three years. The company is performing a comprehensive review of its current store base to evaluate the impact on sales and expenses associated with a plan to eliminate and relocate the remaining older, smaller stores. In addition to the greater level of capital expenditures necessary for the new prototype stores, estimated at $410 million for fiscal year 1999, the company is evaluating store closing costs including charges for future minimum lease obligations associated with closing older locations.

YEAR 2000

The company is engaged in a comprehensive project to convert its computer systems to be Year 2000 (Y2K) date compliant and expects to successfully complete this project on a timely basis. The Y2K issue creates risk for the company from unforeseen problems in its own computer systems and from that of the systems of other companies and governmental agencies on which the company's operations rely. The company is working with its key customers, vendors and suppliers to identify the nature and potential impact of issues presented by the Y2K problem in completing transactions with their businesses. Total estimated Y2K conversion costs of $12 million will be funded through operating cash flows and expensed in the period incurred. The company anticipates completion of the Y2K project by June 1999 for its most critical applications and November 1999 for all other applications.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board (FASB) issued two new pronouncements for which provisions are effective for the fiscal year that will end February 27, 1999, Statement of Financial Accounting Standards (SFAS)
No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, while SFAS

No. 131 requires an enterprise to report financial and descriptive information about its reportable segments. The company is studying the provisions of SFAS No. 130 and SFAS No. 131 and has not adopted such provisions in its February 28, 1998 consolidated financial statements.

    In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits," which amends the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

    SFAS No. 132 standardizes the disclosure requirements of SFAS No. 87 and SFAS No. 106 to the extent practical and recommends a parallel format for presenting information about pensions and other postretirement benefits. SFAS No. 132 only addresses disclosure and does not change any of the measurement or recognition provisions provided for in SFAS No. 87, SFAS No. 88 or SFAS No. 106. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The company is studying the provisions of SFAS No. 132 and has not adopted such provisions in its February 28, 1998 consolidated financial statements.

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

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Rite Aid Corporation

We have audited the accompanying consolidated balance sheets of Rite Aid Corporation and subsidiaries as of February 28, 1998 and March 1, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rite Aid Corporation and subsidiaries as of February 28, 1998 and March 1, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Harrisburg, Pennsylvania
April 14, 1998

CONSOLIDATED BALANCE SHEETS



                                           Rite Aid Corporation and Subsidiaries

In thousands of dollars                                                  February 28, 1998 and March 1, 1997
-------------------------------------------------------------------------------------------------------------
                                                                               1998                1997
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash                                                                       $    90,968         $     7,042
Accounts receivable, net (Note 1)                                              165,429             370,588
Inventories (Note 1)                                                         3,061,211           2,336,659
Prepaid expenses and other current assets                                       60,700              57,210
-------------------------------------------------------------------------------------------------------------
    Total current assets                                                     3,378,308           2,771,499
-------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE 7):
Land                                                                           362,564             352,416
Buildings                                                                      492,528             547,077
Leasehold improvements                                                         833,879             680,297
Equipment                                                                    1,238,505           1,024,673
Construction in progress                                                       133,684              65,393
-------------------------------------------------------------------------------------------------------------
                                                                             3,061,160           2,669,856
Accumulated depreciation and amortization                                      890,011             773,786
-------------------------------------------------------------------------------------------------------------
    Total property, plant and equipment, net                                 2,171,149           1,896,070
-------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS (NOTE 1):
Excess of cost over underlying equity in subsidiaries
    (less accumulated amortization of $54,930 and $19,595)                   1,556,708           1,260,777
Lease acquisition costs and other intangible assets
    (less accumulated amortization of $147,636 and $132,696)                   410,598             383,862
-------------------------------------------------------------------------------------------------------------
    Total intangible assets                                                  1,967,306           1,644,639
OTHER ASSETS                                                                   138,583             104,773
    Total Assets                                                           $ 7,655,346         $ 6,416,981
=============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term debt and current maturities of long-term debt (Note 6)          $    47,516         $    44,255
Accounts payable                                                             1,183,892             601,301
Income taxes (Notes 1 and 5)                                                   131,276              18,484
Sales and other taxes payable                                                   41,372              34,985
Accrued salaries, wages and other current liabilities                          366,875             472,985
-------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                1,770,931           1,172,010
-------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 6)                             2,465,948           2,317,789
CAPITAL LEASE OBLIGATIONS (NOTE 6)                                              85,470              97,863
DEFERRED INCOME TAXES (NOTES 1 AND 5)                                          248,888             221,855
OTHER NONCURRENT LIABILITIES                                                   167,645             118,779
-------------------------------------------------------------------------------------------------------------
    Total liabilities                                                        4,738,882           3,928,296
-------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 10 AND 14)
STOCKHOLDERS' EQUITY (NOTES 11 AND 13):
Preferred stock, par value $1 per share, none issued or outstanding                 --                  --
Common stock, par value $1 per share, issued 258,214,768 and
    129,342,043 shares                                                         258,215             129,342
Additional paid-in capital                                                   1,345,131           1,365,771
Retained earnings                                                            1,313,905           1,100,185
Cumulative pension liability adjustments (Note 9)                                 (787)             (1,867)
Treasury stock, at cost (6,532,169 shares at March 1, 1997)                         --            (104,746)
-------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                               2,916,464           2,488,685
-------------------------------------------------------------------------------------------------------------
    Total Liabilities and Stockholders' Equity                             $ 7,655,346         $ 6,416,981
=============================================================================================================



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME



                                           Rite Aid Corporation and Subsidiaries


                                                                 Years ended February 28, 1998,
In thousands of dollars except per share amounts                 March 1, 1997 and March 2, 1996
-----------------------------------------------------------------------------------------------------------
                                                             1998               1997                1996
-----------------------------------------------------------------------------------------------------------
Sales                                                    $11,375,105        $ 6,970,201         $ 5,446,017
COSTS AND EXPENSES:
Cost of goods sold, including occupancy costs              8,290,888          5,113,047           4,017,351
Selling, general and administrative expenses               2,394,424          1,433,697           1,104,123
Interest expense                                             159,752             96,473              68,341
Nonrecurring and other charges (Note 3)                           --             68,057                  --
-----------------------------------------------------------------------------------------------------------
                                                          10,845,064          6,711,274           5,189,815
-----------------------------------------------------------------------------------------------------------
Income before extraordinary loss and income taxes            530,041            258,927             256,202
Income taxes (Notes 1 and 5)                                 213,606             98,393              97,255
-----------------------------------------------------------------------------------------------------------
Income before extraordinary loss                             316,435            160,534             158,947
-----------------------------------------------------------------------------------------------------------
Extraordinary loss--early extinguishment of debt,
    net of taxes (Notes 5 and 6)                                  --            (45,157)                 --
-----------------------------------------------------------------------------------------------------------
Net income                                               $   316,435        $   115,377         $   158,947
===========================================================================================================
BASIC EARNINGS PER SHARE (NOTES 1 AND 12):
-----------------------------------------------------------------------------------------------------------
Income before extraordinary loss                         $      1.26        $       .87         $       .95
Extraordinary loss, net of taxes                                  --               (.24)                 --
-----------------------------------------------------------------------------------------------------------
Net income                                               $      1.26        $       .63         $       .95
===========================================================================================================

DILUTED EARNINGS PER SHARE (NOTES 1 AND 12):
-----------------------------------------------------------------------------------------------------------
Income before extraordinary loss                         $      1.22        $       .85         $       .92
Extraordinary loss, net of taxes                                  --               (.23)                 --
-----------------------------------------------------------------------------------------------------------
Net income                                               $      1.22        $       .62         $       .92
===========================================================================================================



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                           Rite Aid Corporation and Subsidiaries

                                                     Years ended February 28, 1998, March 1, 1997 and March 2, 1996
In thousands of dollars except per share amounts
--------------------------------------------------------------------------------------------------------------------------------
                                                                                          CUMULATIVE ADJUSTMENTS
                                          COMMON STOCK         ADDITIONAL                 ----------------------
                                   -------------------------     PAID-IN      RETAINED    UNREALIZED     PENSION
                                     ISSUED       TREASURY       CAPITAL      EARNINGS  SECURITIES GAIN  LIABILITY      TOTAL
--------------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 4, 1995              $    90,290   $   (95,777)  $    60,655   $   955,111  $     2,847  $    (1,314)  $ 1,011,812
Stock acquired for treasury                           (8,969)                                                             (8,969)
Stock options exercised                     90                       1,968                                                 2,058
Net income                                                                       158,947                                 158,947
Cash dividends paid
    ($.3475 per share post-split)                                                (58,263)                                (58,263)
Sale of marketable securities                                                                  (2,847)                    (2,847)
Minimum pension liability
    adjustments                                                                                                881           881
--------------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 2, 1996                   90,380      (104,746)       62,623     1,055,795           --         (433)    1,103,619
Stock options exercised                    276                       4,914                                                 5,190
Net income                                                                       115,377                                 115,377
Cash dividends paid
    ($.3775 per share post-split)                                                (70,987)                                (70,987)
Redemption of
    stockholders' rights                                              (839)                                                 (839)
Acquisition of Thrifty
    PayLess Holdings, Inc.              38,676                   1,298,741                                             1,337,417
Conversion of debt securities               10                         332                                                   342
Minimum pension liability
    adjustments                                                                                             (1,434)       (1,434)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 1, 1997                  129,342      (104,746)    1,365,771     1,100,185           --       (1,867)    2,488,685
Stock options exercised                    404                       9,293                                                 9,697
Stock grants                                14                         616                                                   630
Bond conversions                         5,875                     196,777                                               202,652
Two-for-one stock split                135,644                    (135,644)                                                   --
Cancel treasury shares                 (13,064)       104,746      (91,682)                                                   --
Net income                                                                       316,435                                 316,435
Cash dividends paid
    ($.4075 per share post-split)                                               (102,715)                               (102,715)
Minimum pension liability
    adjustments                                                                                              1,080         1,080
--------------------------------------------------------------------------------------------------------------------------------
BALANCE FEBRUARY 28, 1998          $   258,215   $        --   $ 1,345,131   $ 1,313,905  $        --  $      (787)  $ 2,916,464
================================================================================================================================



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                           Rite Aid Corporation and Subsidiaries

In thousands of dollars                                  Years ended February 28, 1998, March 1, 1997 and March 2, 1996
------------------------------------------------------------------------------------------------------------------------
                                                                         1998                1997                1996
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Income before extraordinary loss and income taxes                    $   530,041         $   258,927         $   256,202
ADJUSTMENTS TO RECONCILE TO NET CASH PROVIDED BY
    OPERATIONS BEFORE EXTRAORDINARY LOSS AND INCOME TAXES:
    Depreciation and amortization                                        274,176             168,064             118,662
    Accreted interest on long-term debt                                   18,095              15,310              12,855
    Nonrecurring and other charges (Note 3)                                   --              48,220                  --
    Changes in operating assets and liabilities
        net of effects from acquisitions (Note 2)
        (Increase) decrease in accounts receivable                       218,207             (41,777)            (20,195)
        (Increase) in inventories                                       (624,560)            (29,404)           (111,087)
        (Increase) decrease in prepaid
           expenses and other current assets                              (1,994)             15,047             (21,092)
        Increase (decrease) in accounts payable                          503,904             (35,950)             (1,859)
        (Decrease) in accrued expenses
           and other current liabilities                                (163,914)           (143,400)            (52,306)
------------------------------------------------------------------------------------------------------------------------
Cash provided by continuing operations
    before extraordinary loss and income taxes                           753,955             255,037             181,180
Cash provided by discontinued operations
    before income taxes                                                       --                  --                 890
Income taxes paid                                                        (62,356)            (28,743)            (33,453)
------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                            691,599             226,294             148,617
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for property, plant and equipment                          (470,563)           (371,226)           (315,120)
Purchase of businesses, net of cash acquired (Note 2)                   (330,425)            (35,087)           (131,714)
Intangible assets acquired                                               (70,487)            (26,316)            (15,909)
Investments and advances in joint venture                                     --             (30,714)                 --
Proceeds from dispositions                                                67,083             106,937             136,928
Other                                                                      1,176              27,975              (6,774)
------------------------------------------------------------------------------------------------------------------------
    Net cash (used in) investing activities                             (803,216)           (328,431)           (332,589)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt (Note 6)                    641,293           1,068,401             224,212
Net proceeds (payments) of commercial paper borrowings                  (301,500)            144,735             120,265
Principal payments on long-term debt                                     (51,232)         (1,040,452)            (99,348)
Cash dividends paid                                                     (102,715)            (70,987)            (58,263)
Redemption of stockholders' rights                                            --                (839)                 --
Stock acquired for treasury                                                   --                  --              (8,969)
Proceeds from the sale of stock                                            9,697               5,190               2,058
------------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                            195,543             106,048             179,955
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                               83,926               3,911              (4,017)
Cash at beginning of year                                                  7,042               3,131               7,148
------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                  $    90,968         $     7,042         $     3,131
========================================================================================================================
Supplemental disclosure of cash paid for interest
    (net of amounts capitalized of $3,834, $1,897 and $1,948)        $   129,503         $    75,434         $    56,851
========================================================================================================================



The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                           Rite Aid Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Rite Aid Corporation operates 3,975 retail drugstores in the eastern, southern and western United States.

Fiscal Year

The company's fiscal year ends on the Saturday closest to February 29 or March
1. The fiscal years ended February 28, 1998, March 1, 1997 and March 2, 1996 contained 52 weeks.


Principles of Consolidation

The consolidated financial statements include the accounts of the company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounts Receivable

During November 1997, the company and certain of its subsidiaries entered into an agreement to sell, on an ongoing basis, a pool of receivables to a wholly owned bankruptcy-remote special purpose funding subsidiary (the "funding subsidiary") of the company. Accordingly, the company and certain subsidiaries transfer all their accounts receivable (principally representing amounts owed by third party prescription payers) to the funding subsidiary. The funding subsidiary has sold and, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. The company services, administers and collects the receivables on behalf of the purchaser. Proceeds of approximately $259,200,000 were received as of February 28, 1998 from the securitization of receivables. The proceeds were used to reduce outstanding commercial paper borrowings and are reflected as operating cash flows in the accompanying consolidated statement of cash flows. Expenses associated with the securitization program are recognized as a component of cost of goods sold.

    The company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all trade receivables, including receivables sold. The company has recorded an allowance for uncollectible accounts of $14,096,000 at February 28, 1998 and $14,583,000 at March 1, 1997. Most of the
company's accounts receivable are due from third party providers (e.g., insurance companies and governmental agencies) under third party payment plans and are booked net of any allowances provided for under the respective plans. Since payments due from third party payers are sensitive to payment criteria changes and legislative actions, the allowance is reviewed continually and adjusted for accounts deemed uncollectible by management.

Inventories

Inventories are stated at the lower of cost or market. The company uses the last-in, first-out (LIFO) method of accounting for substantially all of its inventories. At February 28, 1998, March 1, 1997 and March 2, 1996, respectively, inventories were $196,511,000, $166,702,000 and $178,932,000 lower than the amounts that would have been reported using the first-in, first-out
(FIFO) method.

Intangible Assets

The excess of cost over underlying equity in subsidiaries (goodwill) generally is being amortized on a straight-line basis over 40 years. Lease acquisition costs incurred principally for the purchase of new and existing store locations are generally amortized over the terms of the leases on a straight-line basis. Patient prescription file purchases are amortized over their estimated useful lives. The company reviews the realizability of its intangible assets annually, based upon expectations of nondiscounted cash flows and operating income. As of February 28, 1998, management believes that there are no materially impaired intangible assets.

Marketable Securities

During fiscal year 1996, the company sold all of its marketable securities, categorized as available-for-sale, and recognized a pre-tax gain of $8,343,000 on the transaction.

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

Advertising

Advertising costs are expensed as incurred.

Insurance

The company is self-insured with respect to certain general liability, workers' compensation and covered employee medical claims. Excess insurance coverage is maintained for general liability and workers' compensation claims. The company believes its reserve for claims reported and claims incurred but not reported is adequate.

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

Earnings per Share

The company adopted the provisions of SFAS No. 128 "Earnings per Share" in the year ended February 28, 1998. SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation.

    Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. SFAS No. 128 requires restatement of all prior-period earnings per share data presented. All share and per share data have also been restated to reflect a two-for-one stock split distributed to shareholders on February 2, 1998.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. ACQUISITIONS

On August 27, 1997, the company completed its acquisitions of Harco, Inc. and K&B, Incorporated. The combined costs of these companies were approximately $340,000,000 and were financed through commercial paper borrowings. The value of goodwill assigned to these acquisitions were approximately $274,289,000.

    On December 12, 1996, Thrifty PayLess Holdings, Inc. (Thrifty PayLess) was merged with and into the company. Pursuant to the merger agreement, as amended, each share of Thrifty PayLess common stock was converted to Rite Aid common stock at the exchange ratio of 0.325 shares of Rite Aid common stock for each share of Thrifty PayLess common stock. The company exchanged approximately 77,352,000 shares with an aggregate fair market value of approximately $1,337,417,000. The value of goodwill assigned to Thrifty amounted to approximately $1,148,109,000. During 1997, the company also purchased the assets of Taylor Drug Stores, Inc., and Concord Drugs, Inc. The total consideration paid for these acquisitions amounted to approximately $35,087,000. The value of goodwill assigned to these acquisitions was approximately $2,673,000.

    Results of operations for acquisitions are included with those of Rite Aid since each respective acquisition date. The purchase method of accounting for acquisitions was utilized for all transactions consummated in 1998 and 1997; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at date of acquisition.

3. NONRECURRING AND OTHER CHARGES

During 1997, the company began the integration of Thrifty PayLess and developed a plan to realign certain merchandise distribution facilities. The company recorded $68,057,000 pretax, nonrecurring and other charges related to certain noncapitalizable costs associated with the integration of the Thrifty PayLess operations, closing of certain distribution facilities, expenses incurred in the attempted acquisition of Revco D. S., Inc. and other charges. The company has completed its integration of the Thrifty PayLess drugstores and has closed its distribution facilities in the southeast region as of February 28, 1998.

4. DISPOSITIONS

During 1998, approximately 126 stores in North Carolina and South Carolina were transferred to a party designated by J. C. Penney, completing the store disposition plan that began in 1997. Previously, in February 1997, 63 stores in North Carolina and South Carolina were sold to a unit of J.C. Penney Co. An additional 121 stores were closed or sold during the year ended March 1, 1997. In February 1997, the company completed its sale of Bi-Mart Membership Discount Stores. Disposition of Bi-Mart was planned pursuant to the Thrifty PayLess Holdings, Inc. merger. Accordingly, the fair market value of acquired Bi-Mart assets was adjusted to the proceeds received upon disposition and resulted in no gain recognition. The company received total proceeds from dispositions of approximately $67,083,000 and $106,937,000 for the years ended February 28, 1998 and March 1, 1997, respectively. Gains from drugstore closings and dispositions were not significant.

                                           Rite Aid Corporation and Subsidiaries



5. INCOME TAXES

Total income tax expense for fiscal years ended February 28, 1998, March 1, 1997 and March 2, 1996, is allocated as follows:

--------------------------------------------------------------------------------
In thousands of dollars                  1998            1997             1996
--------------------------------------------------------------------------------
Income before extra-
    ordinary loss                      $213,606        $ 98,393         $ 97,255
Extraordinary loss                           --         (27,678)              --
--------------------------------------------------------------------------------
Total income tax expense               $213,606        $ 70,715         $ 97,255
================================================================================

    Income tax benefits of $27,678,000 associated with early debt extinguishment losses are included in income taxes currently payable as of March 1, 1997. The components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------
In thousands of dollars                 1998             1997             1996
--------------------------------------------------------------------------------
CURRENTLY PAYABLE:
Federal                               $149,743         $  5,316         $ 21,488
State                                   24,261            7,081            4,927
--------------------------------------------------------------------------------
                                       174,004           12,397           26,415
--------------------------------------------------------------------------------
DEFERRED TAX EXPENSE:
Federal                                 30,560           46,954           60,486
State                                    9,042           11,364           10,354
--------------------------------------------------------------------------------
                                        39,602           58,318           70,840
--------------------------------------------------------------------------------
Total income tax expense              $213,606         $ 70,715         $ 97,255
================================================================================

    Presented below are the deferred tax liabilities and deferred tax assets at February 28, 1998 and March 1, 1997:

--------------------------------------------------------------------------------
In thousands of dollars                              1998               1997
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Accelerated depreciation
    and amortization                               $ 178,168          $ 150,011
Inventory valuation                                  153,383            137,121
Purchased tax benefits                                 5,951              5,951
Prepaid and other expenses                            32,013             33,014
--------------------------------------------------------------------------------
Total gross deferred tax liabilities                 369,515            326,097
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accrued expenses                                     (80,229)           (78,701)
Net operating loss carryforwards                     (13,753)            (3,081)
--------------------------------------------------------------------------------
Total gross deferred tax assets                      (93,982)           (81,782)
Valuation allowance                                   10,161              1,777
--------------------------------------------------------------------------------
Net deferred tax assets                              (83,821)           (80,005)
--------------------------------------------------------------------------------
Net deferred tax liabilities                       $ 285,694          $ 246,092
================================================================================

    Net deferred tax liabilities of $22,243,000 associated with acquisitions made during 1997 are included in the above table. Based on the company's historical and current pre-tax earnings, management believes it is more likely than not that the company will realize the net deferred tax assets. The valuation allowance as of February 28, 1998 and March 1, 1997 principally applies to net operating loss (NOLs) carryforwards for state income tax purposes.

    The current portions of net deferred taxes for 1998 and 1997 amounted to $36,806,000 and $24,237,000, respectively, and are included with income taxes on the balance sheet. State income taxes, nondeductible expenses and tax credits account for most of the differences between the actual provision for income taxes and taxes computed by applying the statutory rate for the year ended February 28, 1998. Following is a reconciliation of the statutory to effective tax rate for the three years ended February 28, 1998:

--------------------------------------------------------------------------------
Percentage                                   1998           1997           1996
--------------------------------------------------------------------------------
Federal statutory rate                       35.0           35.0           35.0
State income taxes, net of
    federal tax benefit                       4.1            6.3            4.0
Nondeductible expenses                        2.1            1.9             .7
Adjustments to prior year
    tax liabilities                           (.8)          (2.9)            --
Tax credits                                  (1.7)          (1.0)            --
Other, net                                    1.6           (1.3)          (1.7)
--------------------------------------------------------------------------------
                                             40.3           38.0           38.0
================================================================================

6. INDEBTEDNESS AND CREDIT AGREEMENTS

Following is a summary of indebtedness at February 28, 1998 and March 1, 1997:

--------------------------------------------------------------------------------
In thousands of dollars                            1998                 1997
--------------------------------------------------------------------------------
5.25% convertible subordinated
    notes due 2002                             $   650,000          $        --
Commercial paper, 5.7% and 5.5%
    weighted average rates at
    year-end 1998 and 1997                         400,000              701,500

6.70% notes due 2001                               350,000              350,000
7.125% notes due 2007                              350,000              350,000
7.70% debentures due 2027                          300,000              300,000
7 5/8% senior notes due 2005                       200,000              200,000
6 7/8% senior debentures due 2013                  200,000              200,000
6 3/4% zero coupon convertible
    subordinated notes due 2006                         --              199,111
5 7/8% to 10.475% industrial
    development bonds
    due through 2016                                19,730               19,050
Obligations under capital leases                    95,698              108,565
Other                                               33,506               31,681
--------------------------------------------------------------------------------
                                                 2,598,934            2,459,907

Short-term debt and current
    maturities of long-term debt                   (47,516)             (44,255)
--------------------------------------------------------------------------------
Long-term debt,
    less current maturities                    $ 2,551,418          $ 2,415,652
================================================================================

    The company has a $1,000,000,000 revolving credit facility to support its commercial paper program that expires in July 2001. Interest rates are based upon various money market rate options selected by the company at the time of borrowing. The credit facility has per annum fees, irrespective of usage, of 10 basis points. At February 28, 1998 and March 1, 1997, there were no amounts outstanding under this agreement. The company maintains, at all times, unused long-term revolving credit agreement commitments at least equal to the principal amount of its outstanding commercial paper that the company intends to carry on a long-term basis.

    On September 10, 1997, the company completed the sale of $650,000,000, 5.25% convertible subordinated notes due September 15, 2002. The notes are convertible into shares of the company's common stock at any time on or after the 90th day following the last issuance of notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased. The conversion price is $36.1376 per share (equivalent to a conversion rate of 27.672 shares per $1,000 principal amount of notes), subject to adjustment in certain events. Interest on the notes is payable semiannually on March 15 and September 15 of each year, commencing on March 15, 1998. The notes may be redeemed at the option of the company on or after September 15, 2000, in whole or in part. The proceeds from the sale of the notes were used to refinance and repay commercial paper previously issued by the company.

    On October 15, 1997, the company completed redemption of outstanding 6 3/4% zero coupon convertible subordinated notes. Most holders of the 6 3/4% zero coupon convertible subordinated notes exercised conversion rights prior to the October 15, 1997 redemption date, resulting in issuance of approximately 11,800,000 shares of common stock.

    On December 20, 1996, the company issued securities aggregating $1,000,000,000. The sale of securities included $350,000,000, 6.70% notes due December 15, 2001; $350,000,000, 7.125% notes due January 15, 2007 and
$300,000,000, 7.70% debentures due February 15, 2027. The net proceeds from the sale of these securities were used to repay commercial paper issued by the company in connection with the Thrifty PayLess merger and to refinance other commercial paper borrowings previously issued by the company.

    Early extinguishment of certain Thrifty PayLess indebtedness, during the year ended March 1, 1997, resulted in an extraordinary loss of $45,157,000, net of taxes. Repayment of Thrifty PayLess indebtedness included revolving notes payable of $504,000,000, a term loan of $243,667,000 and 12 1/4% senior subordinated notes of $195,000,000 due April 15, 2004. The extraordinary loss consisted primarily of premiums associated with the tender offer of the 12 1/4% senior subordinated notes and write-off of the related debt discount, unamortized debt issuance costs and other costs associated with completing the tender offer.

    On April 20, 1995, the company issued $200,000,000 of 7 5/8% senior notes due April 15, 2005. Net proceeds from the sale of the notes were used for general corporate purposes, including the repayment of outstanding commercial paper of the company. The notes may not be redeemed prior to maturity and will not be entitled to any sinking fund.

    In August 1993, the company issued 6 7/8% senior debentures having an aggregate principal amount of $200,000,000. These debentures are due August 15, 2013 and may not be redeemed prior to maturity or be entitled to any sinking fund. The net proceeds from this issuance were used for working capital and general corporate purposes, including the repayment of outstanding commercial paper of the company.

    In February 1996, the company entered into a sale and leaseback transaction of certain leasehold improvements for which it received consideration totaling $120,700,000 and was accounted for as a financing. The lease obligation accrues interest at the rate of 5.6% in the first year, 6.8% for years two through six and 12.5% for years seven through nine. As part of the consideration of the transaction, the company received a $20,000,000, 12.5% note receivable from the lessor which matures in six years. The company may exercise a purchase option for $40,600,000 at the end of the sixth year.

    The aggregate annual principal payments of long-term debt for the five succeeding fiscal years are as follows: 1999, $47,516,000; 2000, $21,514,000;
2001, $22,706,000; 2002, $393,944,000 and 2003, $655,216,000. The company has complied with restrictions and limitations included in the provisions of various loan and credit agreements. At February 28, 1998, retained earnings were not restricted as to payment of dividends by these provisions.

7. PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization generally are computed on a straight-line basis over the following estimated lives: buildings, 30 to 45 years; leasehold improvements, term of lease or useful lives of assets, whichever is shorter; and equipment, three to 15 years. Accelerated methods are used for income tax purposes. Depreciation and amortization expenses were $184,252,000 for 1998, $120,751,000 for 1997 and $96,974,000 for 1996.

8. FINANCIAL INSTRUMENTS

The carrying amounts and fair values of financial instruments at February 28, 1998 and March 1, 1997 are listed as follows:

---------------------------------------------------------------------------------------
In thousands of dollars                     1998                                1997
---------------------------------------------------------------------------------------
                        CARRYING           FAIR             Carrying            Fair
                         AMOUNT            VALUE             Amount             Value
---------------------------------------------------------------------------------------
Commercial paper
   indebtedness        $  400,000        $  400,000        $  701,500        $  701,500
Long-term
   indebtedness         2,103,236         2,263,751         1,649,842         1,689,030
Note receivable            20,000            20,000            20,000            20,000
=======================================================================================

                                           Rite Aid Corporation and Subsidiaries

    It was not practicable to estimate the fair values of non-marketable investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts of $34,426,000 at February 28, 1998 and $33,260,000 at March 1, 1997 represent the costs of the investments currently owned, which management believes are not impaired.

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

9. RETIREMENT PLANS

     The company and its subsidiaries have several retirement plans covering salaried employees and certain hourly paid employees. The retirement plans include a profit sharing retirement plan. Contributions are a percent of each covered employee's salary, as determined by the Board of Directors, based on the company's profitability. There are also several defined benefit plans that call for benefits to be paid to eligible employees based upon years of service with the company or formulas applied to their compensation. The company's funding policy is to contribute the minimum required by the Employee Retirement Income Security Act of 1974.

    Pension expense for the defined benefit plans includes the following components:

--------------------------------------------------------------------------------
In thousands of dollars                    1998            1997            1996
--------------------------------------------------------------------------------
Service cost                            $ 5,015         $ 2,088         $ 1,390
Interest cost                             3,559           2,112           1,782
Actual return on plan assets             (8,537)         (3,757)         (5,258)
Net amortization and deferral             4,548           1,307           3,118
--------------------------------------------------------------------------------
Pension expense                         $ 4,585         $ 1,750         $ 1,032
================================================================================

    The table below sets forth the funded status and amounts recognized in the company's balance sheet for its defined benefit plans as of February 28, 1998 and March 1, 1997:

--------------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                                         1998                              1997
--------------------------------------------------------------------------------------------------------------------------
                                                           PLAN ASSETS      ACCUMULATED     Plan Assets       Accumulated
                                                              EXCEED         BENEFITS          Exceed           Benefits
                                                           ACCUMULATED        EXCEED         Accumulated         Exceed
                                                             BENEFITS       PLAN ASSETS        Benefits        Plan Assets
--------------------------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:

Vested benefits                                              $(28,169)        $(26,713)        $(25,518)        $(19,717)
Nonvested benefits                                               (245)          (2,290)            (213)          (1,253)
--------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                (28,414)         (29,003)         (25,731)         (20,970)
Effect of anticipated future compensation levels
    and other events                                             (631)              --             (840)              --
--------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                  (29,045)         (29,003)         (26,571)         (20,970)
Fair value of assets held in the plans                         34,140           24,072           31,428           18,176
--------------------------------------------------------------------------------------------------------------------------
Plan assets in excess (less than) benefit obligation            5,095           (4,931)           4,857           (2,794)
Unrecognized net (gain) loss                                   (1,794)             886             (840)           1,986
Unrecognized prior service cost                                    55            2,505               63            1,730
Unrecognized net obligation (asset) at March 1, 1987,
    net of amortization                                          (559)             (99)            (699)            (119)
Adjustment to recognize additional minimum liability               --           (3,292)              --           (3,597)
--------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                               $  2,797         $ (4,931)        $  3,381         $ (2,794)
==========================================================================================================================

    The significant actuarial assumptions used were as follows:

--------------------------------------------------------------------------------
Percentage                                    1998           1997           1996
--------------------------------------------------------------------------------
Discount rate                                 7.00           7.25           7.25
Rate of increase in future
    compensation levels                       4.75           5.00           5.00
Expected long-term rate of
    return on plan assets                     9.00           9.00           9.00
================================================================================

    Assets of the defined benefit plans are invested in a directed trust that invests in money market funds, common stock, corporate bonds and U.S. government obligations. An additional minimum pension liability was recognized resulting in a direct reduction of stockholders' equity of $787,000 at February 28, 1998 and $1,867,000 at March 1, 1997.

10. LEASES

The company leases most of its facilities under noncancelable operating leases, many of which expire within 10 to 15 years. The approximate minimum rental commitments of $4,691,612,000 at February 28, 1998, are payable as follows:
1999, $399,709,000; 2000, $382,452,000; 2001, $357,987,000; 2002, $335,428,000;
2003, $314,419,000 and $2,901,617,000 thereafter. These amounts are net of sublease income, which is not significant. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursements for taxes, maintenance and insurance. Most leases contain renewal options, certain of which involve rent increases. Total rental expense, net of sublease income, was approximately $359,457,000 in 1998, $211,359,000 in 1997 and $163,965,000 in 1996. These amounts include contingent rentals of $23,628,000, $13,158,000 and $7,728,000, respectively. The company develops certain facilities through sale and leaseback arrangements. Proceeds from sale and leaseback programs were approximately $329,764,000 for the year ended February 28, 1998, and $105,270,000 for the year ended March 1, 1997. Gains associated with these transactions were not significant and are amortized to rent expense over the lease term. Future minimum rental commitments associated with noncancelable operating leases for these facilities are included above. In addition, the company has agreed to lease certain facilities that presently are under construction or in the process of renovation. The terms of these leases generally will commence upon completion of the building and will extend from seven to 22 years with options to renew for varying terms. The minimum annual rentals are not determinable at the present time and, therefore, are not included above.

11. CAPITAL STOCK

The authorized capital stock of the company consists of 300,000,000 shares of common stock and 20,000,000 shares of preferred stock, both having a par value of $1.00 per share. Preferred stock is issued in series subject to terms established by the Board of Directors. No preferred stock has been issued.

                                           Rite Aid Corporation and Subsidiaries


12. RECONCILIATION OF NUMERATOR AND DENOMINATOR FOR BASIC AND DILUTED EARNINGS PER SHARE
------------------------------------------------------------------------------------------------------------------
In thousands of dollars except per share amounts              1998                 1997                  1996
------------------------------------------------------------------------------------------------------------------
NUMERATOR FOR BASIC EARNINGS PER SHARE:
Income before extraordinary loss                          $     316,435        $     160,534         $     158,947
------------------------------------------------------------------------------------------------------------------
Extraordinary loss                                                   --              (45,157)                   --
------------------------------------------------------------------------------------------------------------------
Net income                                                $     316,435        $     115,377         $     158,947
------------------------------------------------------------------------------------------------------------------

EFFECT OF DILUTIVE SECURITIES:
6.75% zero coupon convertible subordinated notes          $       5,281        $       8,245         $       8,356
5.25% convertible subordinated notes                              9,920                   --                    --
------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss assuming dilution        $     331,636        $     168,779         $     167,303
------------------------------------------------------------------------------------------------------------------
Net income assuming dilution                              $     331,636        $     123,622         $     167,303
==================================================================================================================

DENOMINATOR:
Basic weighted average shares                               250,638,000          184,422,000           167,616,000
EFFECT OF DILUTIVE SECURITIES:
Employee stock options                                        5,512,000            2,450,000             1,706,000
6.75% zero coupon convertible subordinated notes              7,034,000           11,886,000            12,790,000
5.25% convertible subordinated notes                          8,450,000                   --                    --
------------------------------------------------------------------------------------------------------------------
Dilutive potential weighted average shares                   20,996,000           14,336,000            14,496,000
------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares                             271,634,000          198,758,000           182,112,000
==================================================================================================================

BASIC EARNINGS PER SHARE:
Income before extraordinary loss                          $        1.26        $         .87         $         .95
Extraordinary loss                                                   --                 (.24)                   --
------------------------------------------------------------------------------------------------------------------
Net income                                                $        1.26        $         .63         $         .95
==================================================================================================================

DILUTED EARNINGS PER SHARE:
Income before extraordinary loss                          $        1.22        $         .85         $         .92
Extraordinary loss                                                   --                 (.23)                   --
------------------------------------------------------------------------------------------------------------------
Net income                                                $        1.22        $         .62         $         .92
==================================================================================================================

13. STOCK OPTION AND STOCK AWARD PLANS

The company reserved 22,000,000 shares of its common stock for the granting of stock options and other incentive awards to officers and key employees under the 1990 Omnibus Stock Incentive Plan. Options may be granted, with or without stock appreciation rights (SARs), at prices that are not less than the fair market value of a share of common stock on the date of grant. The 1990 Plan provides for the Compensation Committee to determine both when and in what manner options may be exercised; however, it may not be more than 10 years from the date of grant. The exercise of either a SAR or option automatically will cancel any related option or SAR. Under the Plan, the payment for SARs will be made in shares, cash or cash and shares at the discretion of the Compensation Committee. Following is a summary of stock option transactions for the three fiscal years ended February 28, 1998:

------------------------------------------------------------------------------------
Shares under option                 1998                1997                1996
------------------------------------------------------------------------------------
Outstanding at the
    beginning of the year         10,051,150           6,116,578           4,969,302
Granted                            2,426,500           4,615,100           1,646,800
Exercised                           (771,500)           (551,802)           (179,374)
Converted to and
    exercised as SARs                     --                  --            (306,400)
Expired and cancelled               (306,376)           (128,726)            (13,750)
------------------------------------------------------------------------------------
Outstanding at the end
    of the year                   11,399,774          10,051,150           6,116,578
------------------------------------------------------------------------------------
Exercisable at the end
    of the year                    8,386,724           3,287,544           2,782,152
Available to grant at
    the end of the year            8,850,878           1,997,426           6,483,800

Weighted average exercise
    price of options
    exercised                    $     12.60         $      9.41         $      9.26
Weighted average exercise
    price of options out-
    standing at the end
    of the year                        13.88               13.43               10.58
====================================================================================

    The company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with the provisions of SFAS No. 123, the company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the company had elected to recognize compensation cost based upon the fair value of the options granted at the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

---------------------------------------------------------------------------------------
In thousands of dollars except
    per share amounts                     1998               1997               1996
---------------------------------------------------------------------------------------
Net income-as reported                $   316,435        $   115,377        $   158,947
Net income-pro forma                      310,737            112,937            158,436
  Basic earnings per
    share-as reported                 $      1.26        $       .63        $       .95
  Basic earnings per
    share-pro forma                          1.24                .61                .95

Net income assuming
    dilution-as reported              $   331,636        $   123,622        $   167,303
Net income assuming
    dilution-pro forma                    325,938            121,182            166,792
  Diluted earnings per
    share-as reported                 $      1.22        $       .62        $       .92
  Diluted earnings per
    share-pro forma                          1.20                .61                .92
=======================================================================================

    The pro forma amounts only take into account the options issued since March 5, 1995. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

--------------------------------------------------------------------------------
                                             1998           1997           1996
--------------------------------------------------------------------------------
Expected stock price volatility              25.0%          23.0%          23.5%
Expected dividend yield                       1.5            3.0            3.0
Risk-free interest rate                       6.0            5.5            6.5
Expected life of options                  5 years        5 years        5 years
=================================================================================


    The average fair value of options granted during 1998, 1997 and 1996 was $3.55, $3.43 and $2.84, respectively.

14. COMMITMENTS AND CONTINGENCIES

The company had outstanding letters of credit of $62,948,000 and $112,592,000 at February 28, 1998 and March 1, 1997, respectively. The company is the defendant in claims and lawsuits arising in the ordinary course of business. In the opinion of management, these matters are covered adequately by insurance, or if not so covered, are without merit or are of such nature or involve such amounts as would not have a material effect on the financial statements of the company if decided adversely.

INTERIM FINANCIAL RESULTS (Unaudited)



                                           Rite Aid Corporation and Subsidiaries

In thousands of dollars except per share amounts                                                              YEAR 1998
-------------------------------------------------------------------------------------------------------------------------
                                     FIRST             SECOND              THIRD             FOURTH
                                    QUARTER            QUARTER            QUARTER            QUARTER             YEAR
-------------------------------------------------------------------------------------------------------------------------
Sales                             $ 2,664,600        $ 2,634,200        $ 2,885,666        $ 3,190,639        $11,375,105
Costs and expenses                  2,550,294          2,532,669          2,771,942          2,990,159         10,845,064
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes            114,306            101,531            113,724            200,480            530,041
Income taxes                           46,065             40,918             45,830             80,793            213,606
-------------------------------------------------------------------------------------------------------------------------
Net income                        $    68,241        $    60,613        $    67,894        $   119,687        $   316,435
=========================================================================================================================

Basic earnings per share          $       .28        $       .25        $       .27        $       .46        $      1.26
=========================================================================================================================

Diluted earnings per share        $       .27        $       .24        $       .26        $       .44        $      1.22
=========================================================================================================================


In thousands of dollars except per share amounts                                                                     Year 1997
--------------------------------------------------------------------------------------------------------------------------------
                                           First             Second             Third              Fourth
                                          Quarter            Quarter            Quarter            Quarter              Year
--------------------------------------------------------------------------------------------------------------------------------
Sales                                   $ 1,405,302        $ 1,423,076        $ 1,484,641        $ 2,657,182         $ 6,970,201
Costs and expenses                        1,352,362          1,366,107          1,424,106          2,568,699           6,711,274
--------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss
    and income taxes                         52,940             56,969             60,535             88,483             258,927
Income taxes                                 20,224             21,760             23,126             33,283              98,393
--------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss             32,716             35,209             37,409             55,200             160,534
Extraordinary loss, net of taxes                 --                 --                 --            (45,157)            (45,157)
--------------------------------------------------------------------------------------------------------------------------------
Net income                              $    32,716        $    35,209        $    37,409        $    10,043         $   115,377
================================================================================================================================

Basic earnings per share*:
--------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss        $       .20        $       .21        $       .22        $       .23         $       .87
Extraordinary loss, net of taxes                 --                 --                 --               (.19)               (.24)
--------------------------------------------------------------------------------------------------------------------------------
Net income                              $       .20        $       .21        $       .22        $       .04         $       .63
================================================================================================================================

Diluted earnings per share*:
--------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss        $       .19        $       .20        $       .22        $       .23         $       .85
Extraordinary loss, net of taxes                 --                 --                 --               (.18)               (.23)
--------------------------------------------------------------------------------------------------------------------------------
Net income                              $       .19        $       .20        $       .22        $       .05         $       .62
================================================================================================================================

*Common stock issued in connection with the acquisition of Thrifty PayLess Holdings, Inc. is included in the calculation of weighted average shares since the date of acquisition. Weighted average shares were 66,302,000 for the fourth quarter and 16,576,000 for the year ended March 1, 1997. As a result of the weighting differences for the fourth quarter and annual periods, aggregation of quarterly earnings per share data do not equal annual earnings per share amounts.

                                           Rite Aid Corporation and Subsidiaries


Ten-Year Financial Review


In thousands of dollars except per share amounts                                                               Years ended
-------------------------------------------------------------------------------------------------------------------------------
                                        FEBRUARY 28, 1998  March 1, 1997    March 2, 1996    March 4, 1995    Feb. 26, 1994
                                           (52 WEEKS)       (52 Weeks)       (52 Weeks)       (53 Weeks)       (52 Weeks)
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Sales                                    $  11,375,105    $   6,970,201     $   5,446,017    $   4,533,851    $   4,058,711
Cost of goods sold, including
 occupancy costs                             8,290,888        5,113,047         4,017,351        3,327,920        2,970,025
Selling, general and administrative
 expenses                                    2,394,424        1,433,697         1,104,123          932,167          865,137
Interest expense                               159,752           96,473            68,341           42,300           28,683
Provision for videocassette rental
 department closings                                --               --                --               --               --
Restructuring and other charges                     --           68,057                --               --          149,196
-------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
 before income taxes                           530,041          258,927           256,202          231,464           45,670
Income taxes                                   213,606           98,393            97,255           90,178           19,462
-------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations              316,435          160,534           158,947          141,286           26,208
Income (loss) from discontinued
 operations, net of income taxes                    --               --                --               --          (16,920)
Extraordinary loss, net of taxes                    --          (45,157)               --               --               --
-------------------------------------------------------------------------------------------------------------------------------
Net income                               $     316,435    $     115,377     $     158,947    $     141,286    $       9,288
-------------------------------------------------------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK*
 BASIC EARNINGS PER SHARE:
    Income from continuing operations    $        1.26    $        0.87     $        0.95    $        0.83    $        0.15
    Net income                           $        1.26    $        0.63     $        0.95    $        0.83    $        0.05
DILUTED EARNINGS PER SHARE:
    Income from continuing operations    $        1.22    $        0.85     $        0.92    $        0.81    $        0.15
    Net income                           $        1.22    $        0.62     $        0.92    $        0.81    $        0.05
Dividends per share                      $       .4075    $       .3775     $       .3475    $       .3100    $       .3000
Book value, based on shares
  outstanding at year end                $       11.29    $       10.13     $        6.58    $        6.01    $        5.55
-------------------------------------------------------------------------------------------------------------------------------

YEAR-END FINANCIAL POSITION
Working capital                          $   1,607,377    $   1,599,489     $     835,049    $     795,995    $     763,216
Current ratio                                   1.91:1           2.36:1            2.33:1           2.38:1           3.11:1
Property, plant and equipment (net)      $   2,171,149    $   1,896,070     $     979,549    $     778,479    $     638,694
Long-term debt                           $   2,551,418    $   2,415,652     $     994,321    $     805,984    $     613,418
Total assets                             $   7,655,346    $   6,416,981     $   2,841,995    $   2,472,607    $   1,989,070
Stockholders' equity                     $   2,916,464    $   2,488,685     $   1,103,619    $   1,011,812    $     954,714
-------------------------------------------------------------------------------------------------------------------------------

OTHER DATA*
Basic weighted average shares              250,638,000      184,422,000       167,616,000      169,542,000      175,944,000
Diluted weighted average shares            271,634,000      198,758,000       182,112,000      182,916,000      176,224,000
Number of retail drugstores                      3,975            3,623             2,759            2,829            2,690
Number of employees                             83,000           73,000            35,700           36,700           28,550
-------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY DATA*
RESULTS PREPARED ON A FIFO BASIS:
Income from continuing operations        $     328,939    $     170,509     $     170,099    $     150,663    $      32,864
    Basic earnings per share             $        1.31    $        0.92     $        1.01    $        0.89    $        0.19
    Diluted earnings per share           $        1.27    $        0.90     $        0.98    $        0.86    $        0.19
Net income                               $     328,939    $     125,352     $     170,099    $     150,663    $      15,944
    Basic earnings per share             $        1.31    $        0.68     $        1.01    $        0.89    $        0.09
    Diluted earnings per share           $        1.27    $        0.67     $        0.98    $        0.86    $        0.09
===============================================================================================================================

* Restated to reflect the two-for-one stock split on February 2, 1998

In thousands of dollars except per share amounts                                                               Years ended
---------------------------------------------------------------------------------------------------------------------------
                                         Feb. 27, 1993    Feb. 29, 1992    March 2, 1991    March 3, 1990     March 4, 1989
                                          (52 Weeks)        (52 Weeks)      (52 Weeks)        (52 Weeks)       (53 Weeks)
---------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Sales                                    $   3,833,591    $   3,530,560    $   3,259,766    $   3,011,250    $   2,729,325
Cost of goods sold, including
 occupancy costs                             2,804,787        2,564,751        2,350,873        2,165,097        1,960,627
Selling, general and administrative
 expenses                                      798,848          741,144          696,401          646,540          583,860
Interest expense                                29,387           37,463           49,484           51,933           40,840
Provision for videocassette rental
 department closings                                --               --               --           22,000               --
Restructuring and other charges                     --               --               --               --               --
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
 before income taxes                           200,569          187,202          163,008          125,680          143,998
Income taxes                                    76,819           72,261           62,879           48,764           56,325
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations              123,750          114,941          100,129           76,916           87,673
Income (loss) from discontinued
 operations, net of income taxes                 8,646            9,075            7,171           25,142            7,537
Extraordinary loss, net of taxes                    --               --               --               --               --
---------------------------------------------------------------------------------------------------------------------------
Net income                               $     132,396    $     124,016    $     107,300    $     102,058    $      95,210
---------------------------------------------------------------------------------------------------------------------------

PER SHARE OF COMMON STOCK*
BASIC EARNINGS PER SHARE:

    Income from continuing operations    $        0.70    $        0.66    $        0.60    $        0.46    $        0.53
    Net income                           $        0.75    $        0.71    $        0.65    $        0.62    $        0.57
DILUTED EARNINGS PER SHARE:
    Income from continuing operations    $        0.69    $        0.65    $        0.60    $        0.46    $        0.53
    Net income                           $        0.73    $        0.70    $        0.65    $        0.61    $        0.57
Dividends per share                      $       .2813    $       .2563    $       .2313    $       .2100    $       .1900
Book value, based on shares
  outstanding at year end                $        5.88    $        5.41    $        4.66    $        4.25    $        3.84
---------------------------------------------------------------------------------------------------------------------------

YEAR-END FINANCIAL POSITION
Working capital                          $     811,645    $     723,195    $     707,451    $     633,326    $     297,334
Current ratio                                   4.03:1           3.49:1           3.98:1           3.93:1           1.62:1
Property, plant and equipment (net)      $     551,392    $     502,728    $     493,947    $     475,548    $     434,801
Long-term debt                           $     489,220    $     427,503    $     585,434    $     542,051    $     228,260
Total assets                             $   1,858,506    $   1,734,479    $   1,666,958    $   1,539,311    $   1,417,520
Stockholders' equity                     $   1,035,643    $     950,575    $     773,948    $     704,413    $     636,184
---------------------------------------------------------------------------------------------------------------------------

OTHER DATA*
Basic weighted average shares              175,866,000      173,834,000      165,992,000      165,916,000      165,808,000
Diluted weighted average shares            189,548,000      182,008,000      165,992,000      166,032,000      165,872,000
Number of retail drugstores                      2,573            2,452            2,420            2,352            2,184
Number of employees                             27,750           27,607           27,290           26,935           27,347
---------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY DATA*
RESULTS PREPARED ON A FIFO BASIS:
Income from continuing operations        $     134,335    $     125,228    $     111,290    $      86,504    $      95,481
    Basic earnings per share             $        0.76    $        0.72    $        0.67    $        0.52    $        0.58
    Diluted earnings per share           $        0.74    $        0.71    $        0.67    $        0.52    $        0.58
Net income                               $     142,981    $     134,303    $     118,461    $     111,646    $     103,018
    Basic earnings per share             $        0.81    $        0.77    $        0.71    $        0.67    $        0.62
    Diluted earnings per share           $        0.79    $        0.76    $        0.71    $        0.67    $        0.62
===========================================================================================================================

* Restated to reflect the two-for-one stock split on February 2, 1998

DIRECTORS AND CORPORATE OFFICERS




DIRECTORS
--------------------------------------------------------------------------------------------------------------------------------
WILLIAM J. BRATTON               MARTIN L. GRASS                      PHILIP NEIVERT                  PRESTON ROBERT TISCH
President                        Chairman of the Board and            Private Investor                Co-chairman and Co-chief
CARCO Group Inc.                 Chief Executive Officer                                              Executive Officer
                                                                      TIMOTHY J. NOONAN               Loews Corporation
FRANKLIN C. BROWN                LEONARD I. GREEN                     President and
Vice Chairman of the             Senior Partner                       Chief Operating Officer         GERALD TSAI, JR.
Board of Directors               Leonard Green and Partners                                           Chairman, President and
                                                                      LEONARD N. STERN                Chief Executive Officer
ALEX GRASS                       NANCY A. LIEBERMAN                   Chairman of the Board and       Delta Life Corporation
Honorary Chairman                Partner, Skadden, Arps, Slate,       Chief Executive Officer
of the Board and Chairman of     Meagher and Flom                     The Hartz Group, Inc.
the Executive Committee



CHAIRMAN                         PRESIDENT                            EXECUTIVE VICE PRESIDENTS
---------------------------      -----------------------------        ----------------------------------------------------------
MARTIN L. GRASS                  TIMOTHY J. NOONAN                    FRANK M. BERGONZI               KEVIN J. MANN
Chief Executive Officer          Chief Operating Officer              Chief Financial Officer         Category Management

                                 VICE CHAIRMAN                        BETH J. KAPLAN                  WILLIAM A. K. TITELMAN
                                 Franklin C. Brown                    Marketing                       Managed Care and
                                                                                                      Government Affairs



SENIOR VICE PRESIDENTS
--------------------------------------------------------------------------------------------------------------------------------
ERIC S. ELLIOTT                  CHARLES R. KIBLER                    RONALD A. MILLER                JOSEPH S. SPEAKER
President and Chief Executive    Drugstore Operations                 Distribution and Logistics      Finance and Administration
Officer of Eagle Managed Care
                                 PHILIP D. MARKOVITZ                  ROBERT R. SOUDER                KENT L. WHITING
ELLIOT S. GERSON                 Store Development                    Human Resources and             Information Services
General Counsel and Secretary                                         Labor Relations



VICE PRESIDENTS
------------------------------------------------------------------------------------------------------------------------------
GERALD P. CARDINALE              W. MICHAEL KNIEVEL                   RAYMOND B. MCKEEBY              MATTHEW SWEENEY
Information Services             Corporate Security                   Pricing                         IS Infrastructure

DENNIS M. DOWN                   JAMES E. KRAHULEC                    SUZANNE MEAD                    RICHARD J. VARMECKY
Human Resources                  Government and                       Corporate Communications        Treasurer
                                 Trade Relations
I. LAWRENCE GELMAN                                                    MICHAEL F. MORRIS               MARY A. VERBRYKE
Real Estate Law and              ROGER LEKBERG                        Store Development               Category Management,
Assistant Secretary              Distribution and Logistics                                           Purchasing
                                                                      ERIC S. SORKIN
STEPHEN J. KINDLER               JAMES O. LOTT                        Pharmacy Purchasing
Corporate Controller             Risk Management

Investor Information



RISKS AND UNCERTAINTIES IN THE FUTURE

Certain statements contained in the 1998 Annual Report, that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address activities or events which the company expects will or may occur in the future. The company cautions that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the company. Such factors include, but are not limited to, competitive pricing pressures, third party prescription reimbursement levels, continued consolidation of the drugstore industry, consumer preferences, regulatory changes governing pharmacy practices, general economic conditions, inflation, merchandise supply constraints, interest rate movements, access to capital, availability of real estate, construction and start-up of drugstore and distribution center facilities, and the effects of technological difficulties including successful completion of Year 2000 conversion activities. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.


ANNUAL MEETING

The annual meeting will
be held on June 24, 1998, at 10:00 a.m. at:
Radisson Penn Harris
Hotel and
Convention Center,
1150 Camp Hill Bypass
Camp Hill, PA 17011
717 763 7117


FORM 10-K

The annual report to the Securities and Exchange Commission on Form 10-K is available upon written request to the treasurer of the company, or through the SEC EDGAR database on the World Wide Web at: www.sec.gov.


REGISTRAR AND TRANSFER AGENT

Harris Trust Company
of New York
c/o Harris Bank
311 West Monroe Street
11th Floor
Chicago, IL 60606
312 360 5345

DIVIDEND REINVESTMENT

The company offers an automatic dividend reinvestment plan for the convenience of stockholders and employees. For further information, contact:

Harris Trust Company
of New York
Dividend Reinvestment Plan
P.O. Box A3309
Chicago, IL 60690-3309
312 360 5345


DRUGSTORE LOCATIONS
AS OF FEBRUARY 28,1998
----------------------------------------
Alabama                              126
Alaska                                10
Arizona                                3
California                           684
Colorado                              32
Connecticut                           50
Delaware                              17
District of Columbia                   6
Florida                               18
Georgia                               64
Idaho                                 21
Indiana                               35
Kentucky                             138
Louisiana                            109
Maine                                 88
Maryland                             174
Michigan                             378
Mississippi                           31
Nevada                                13
New Hampshire                         38
New Jersey                           192
New York                             375
Ohio                                 329
Oregon                                79
Pennsylvania                         411
Tennessee                             54
Texas                                  5
Utah                                  27
Vermont                               12
Virginia                             172
Washington                           151
West Virginia                        132
Wyoming                                1
----------------------------------------
TOTAL                              3,975

CORPORATE INFORMATION

General information about the company, including corporate background and current announcements, is available on the company's web site at:
www.RiteAid.com.

Rite Aid Corporation
General Offices:
30 Hunter Lane
Camp Hill, PA 17011-2404
Mailing Address:
P.O. Box 3165
Harrisburg, PA 17105-3165
717 761 2633

COMMON STOCK AND DIVIDENDS

Rite Aid Corporation's common stock is listed on the New York and Pacific Stock Exchanges with the stock symbol RAD. On May 4, 1998, there were approximately 40,000 shareholders. Quarterly high and low stock prices, based on New York Stock Exchange composite transactions, together with dividend information are shown below:

------------------------------------------------------------------------
FISCAL         QUARTER         HIGH           LOW            DIVIDEND
------------------------------------------------------------------------
1998           First           24 11/16       20 9/16        10.00(cent)
               Second          27 3/16        22 1/2         10.00(cent)
               Third           32 31/32       25 1/32        10.00(cent)
               Fourth          34 3/8         26 5/8         10.75(cent)
------------------------------------------------------------------------
1997           First           17 1/4         14 5/16         9.25(cent)
               Second          16 13/16       13 5/8          9.25(cent)
               Third           20 7/16        15 11/16        9.25(cent)
               Fourth          21 5/8         18 13/16       10.00(cent)
========================================================================

[RITE AID LOGO]

Rite Aid Corporation
General Offices:
30 Hunter Lane
Camp Hill, PA 17011-2404
www.RiteAid.com